Exhibit 99.1

Vasogen Inc.

NOTICES OF SPECIAL MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

with respect to

THE PROPOSED ARRANGEMENT INVOLVING

VASOGEN INC., 7231971 CANADA INC., 7232004 CANADA INC.,
CERVUS LP and CERVUS GP LTD.

and

THE PROPOSED ARRANGEMENT AND MERGER OF

VASOGEN INC., 7231971 CANADA INC. and 7232004 CANADA INC.

and

INTELLIPHARMACEUTICS LTD., INTELLIPHARMACEUTICS CORP.,
7237081 CANADA INC. and 20090831 DELAWARE INC.

to form

INTELLIPHARMACEUTICS INTERNATIONAL INC.

September 16, 2009

These materials are important and require your immediate attention.  They require shareholders of Vasogen Inc. and IntelliPharmaCeutics Ltd. to make important decisions.  If you are in doubt as to how to make your decisions, please contact your financial, legal, tax or other professional advisors.  If you have any questions or require more information with regard to the procedures for voting or completing your proxy or have questions regarding the transactions described in the enclosed Notices of Special Meetings and Joint Management Information Circular, please contact Christopher J. Waddick, President and Chief Executive Officer of Vasogen at (905) 817-2002 or John Allport, Vice-President Legal Affairs and Licensing of IntelliPharmaCeutics Ltd. at (416) 798-3001.

Vasogen Inc.

September 16, 2009

Dear Vasogen Inc. shareholders:

The boards of directors of Vasogen Inc. (“Vasogen”) and Cervus GP Ltd. (“Cervus GP”) each have unanimously approved the arrangement involving Vasogen, 7231971 Canada Inc. (“New Vasogen”), 7232004 Canada Inc. (“Vasogen Subco”), Cervus LP (“Cervus”) and Cervus GP pursuant to a Court-approved plan of arrangement and are recommending that shareholders of each of Vasogen and Cervus GP and unitholders of Cervus vote in favour of the proposed transaction.

Separately, the boards of directors of Vasogen, IntelliPharmaCeutics Ltd. (“IPC US”), and IntelliPharmaCeutics Corp. (“IPC Opco”), each have unanimously approved an arrangement of their respective companies pursuant to a Court approved plan of arrangement and a plan of merger (such transaction to take effect after completion of the Cervus transaction unless such Cervus transaction does not proceed) and are recommending that shareholders of each of Vasogen and IPC US vote in favour of the proposed transaction.

Vasogen, Cervus, Cervus GP and IPC US will each hold a special meeting of their shareholders and unitholders, as applicable, on October 19, 2009 to consider and vote on proposals related to the arrangements and merger described above.

At the Vasogen meeting, Vasogen shareholders will be asked, among other things, to consider and, if deemed advisable, pass a special resolution approving the arrangement with Cervus and Cervus GP pursuant to which, among other things, (i) Vasogen will transfer all of its assets and liabilities (other than certain excluded assets including the benefit of its tax accounts, as described in the plan of arrangement) to Vasogen Subco, (ii) through a series of steps Vasogen shareholders will effectively receive shares on a one for one basis in New Vasogen and Cervus will have invested C$7.5 million in New Vasogen, (iii) unitholders of Cervus and shareholders of Cervus GP will exchange their interests for shares in Vasogen on the terms described in the plan of arrangement (the “Plan of Arrangement”), and (iv) Vasogen will be renamed “Cervus Equipment Corporation”.

Also at the Vasogen meeting, Vasogen shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the arrangement with IPC US pursuant to which, among other things, and after giving effect to the transactions described above in respect of Cervus, (i) holders of shares in IPC US that are resident in Canada will exchange their IPC US shares for shares in 7237081 Canada Inc. (“IPC Newco”), (ii) New Vasogen and IPC Newco will amalgamate with the resulting amalgamated corporation (“New IPC”) to be named “IntelliPharmaCeutics International Inc.”, and (iii) through a merger of IPC US and 20090831 Delaware Inc., all remaining holders of IPC US shares will, in exchange for their shares in IPC US, receive shares in New IPC.

Upon completion of the arrangements and merger, current IPC US Shareholders will own approximately 86% of the outstanding common shares of New IPC and current Vasogen shareholders will own approximately 14% of the outstanding common shares of New IPC (unless the arrangement with Cervus is not completed and the arrangement and merger with IPC is completed, in which case the approximate ownership of New IPC will be 92% for current IPC US Shareholders and 8% for current Vasogen Shareholders).

Enclosed are materials containing important information about the arrangement and merger and why we believe they are in the best interests of Vasogen.  We urge you to read the enclosed materials carefully, as they have been prepared to help you make an informed decision.  If you require assistance, please consult your financial, legal, tax or other professional advisors.

Because the completion of the arrangements and merger requires approval of Vasogen shareholders, YOUR VOTE IS IMPORTANT.  To become effective (i) a resolution approving the arrangement in respect of Cervus and Cervus GP must be approved by at least 66 2/3% of the votes cast by Vasogen shareholders present in person, or represented by proxy, and entitled to vote at the Vasogen meeting; and (ii) a resolution approving the arrangement in respect of IPC US must be approved by at least 66 2/3% of the votes cast by Vasogen shareholders present in person, or represented by proxy, and entitled to vote at the Vasogen meeting.  Separate approvals will be required in respect of the shareholders of IPC US and Cervus GP and the unitholders of Cervus.

In view of the importance of the actions to be taken at the Vasogen shareholder meeting, we urge you to vote FOR the proposals related to the arrangement and merger by promptly submitting your proxy by signing, dating and returning the appropriate enclosed proxy in the postage-paid envelope provided.  You are urged to vote your shares in this manner, regardless of the number of shares you own or whether you will attend the appropriate meeting.  Returning the proxy does not deprive you of your right to attend the appropriate meeting where the arrangement and merger will be considered and to vote your shares in person.

You will be asked at the meeting to make important decisions.  If you are in doubt as to how to make your decisions, please contact your financial, legal, tax or other professional advisor.  If you have any questions or require more information with regard to the procedures for voting or completing your proxy, please contact Christopher J. Waddick, President and Chief Executive Officer of Vasogen at (905) 817-2002.

VASOGEN MANAGEMENT SUPPORTS THIS TRANSACTION AND JOINS WITH OUR BOARD OF DIRECTORS IN RECOMMENDING THAT YOU VOTE FOR THE PROPOSALS RELATED TO THE ARRANGEMENT AND MERGER.

Sincerely,

Christopher J. Waddick
President and Chief Executive Officer
Vasogen Inc.

2

September 16, 2009

Dear IntelliPharmaCeutics Ltd. shareholders:

The boards of directors of IntelliPharmaCeutics Ltd. (“IPC US”), IntelliPharmaCeutics Corp. (“IPC Opco”) and Vasogen Inc. (“Vasogen”) each have unanimously approved an arrangement of their respective companies pursuant to a Court-approved plan of arrangement and a plan of merger and are recommending that shareholders of each of IPC US and Vasogen vote in favour of the proposed transaction.

Separately, the boards of directors of Vasogen and Cervus GP Ltd. (“Cervus GP”) each have unanimously approved the arrangement involving Vasogen, Cervus LP (“Cervus”) and Cervus GP pursuant to a Court approved plan of arrangement and are recommending that shareholders of each of Vasogen and Cervus GP and unitholders of Cervus vote in favour of the proposed transaction.

IPC US, Vasogen, Cervus and Cervus GP will each hold a special meeting of their shareholders and unitholders, as applicable, on October 19, 2009 to consider and vote on proposals related to the arrangement and merger described above.

At the Vasogen meeting, Vasogen shareholders will be asked, among other things, to consider and, if deemed advisable, pass a special resolution approving the arrangement with Cervus and Cervus GP pursuant to which, among other things, (i) Vasogen will transfer all of its assets and liabilities (other than certain excluded assets including the benefit of its tax accounts described in the plan of arrangement) to 7232004 Canada Inc. (“Vasogen Subco”), (ii) through a series of steps Vasogen shareholders will effectively receive shares on a one for one basis in 7231971 Canada Inc. (“New Vasogen”) and Cervus will have invested C$7.5 million in New Vasogen, (iii) unitholders of Cervus and shareholders of Cervus GP will exchange their interests for shares in Vasogen on the terms described in the plan of arrangement (the “Plan of Arrangement”), and (iv) Vasogen will be renamed “Cervus Equipment Corporation”.

At the Vasogen meeting, Vasogen shareholders will also be asked to consider and, if deemed advisable, pass a special resolution approving the arrangement with IPC US pursuant to which, among other things, and after giving effect to the transactions described above in respect of Cervus, (i) holders of shares in IPC US that are resident in Canada will exchange their IPC shares for shares in 7237081 Canada Inc. (“IPC Newco”), (ii) New Vasogen and IPC Newco will amalgamate with the resulting amalgamated corporation (“New IPC”) to be named “IntelliPharmaCeutics International Inc.”, and (iii) through a merger of IPC US and 20090831 Delaware Inc., all remaining holders of IPC US shares will, in exchange for their shares in IPC US, receive shares in New IPC.

At the IPC US meeting, IPC US shareholders will be asked to consider and, if deemed advisable, approve the merger of IPC US with a wholly-owned subsidiary of IntelliPharmaCeutics Inc., with IPC US continuing as the surviving corporation in the merger under the name “IntelliPharmaCeutics Ltd.”, to be completed coincident with the arrangement.

Upon completion of the arrangement and merger, former IPC US shareholders will own approximately 86% of the outstanding common shares of New IPC and current Vasogen shareholders will continue to own approximately 14% of the outstanding common shares of New IPC (unless the arrangement with Cervus is not completed and the arrangement and merger with IPC is completed, in which case the approximate ownership of New IPC will be 92% for current IPC US shareholders and 8% for current Vasogen Shareholders).

Enclosed are materials containing important information about the arrangement and merger and why we believe they are in the best interests of IPC US.  We urge you to read the enclosed materials carefully, as they have been prepared to help you make an informed decision.  If you require assistance, please consult your financial, legal, tax or other professional advisors.

Because the completion of the arrangement and merger requires approval of the IPC US shareholders, YOUR VOTE IS IMPORTANT.  To become effective, a resolution approving the merger must be approved by holders of a majority of each class of IPC US shares entitled to vote at the IPC US meeting, voting as separate classes.  Certain IPC US shareholders have entered into agreements pursuant to which each of them has agreed to vote their IPC US shares in favour of the merger.  These shareholders own, in the aggregate, approximately 60% of the issued and outstanding IPC US common shares and 100% of the issued and outstanding IPC US special voting shares and accordingly represent sufficient votes to assure the shareholder approval of the merger.

In view of the importance of the actions to be taken at the IPC US shareholder meeting, we urge you to vote FOR the proposals related to the arrangement and merger by promptly submitting your proxy - by signing, dating and returning the appropriate enclosed proxy in the postage-paid envelope provided.  You are urged to vote your shares in this manner, regardless of the number of shares you own or whether you will attend the meeting.  Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

You will be asked at the meeting to make important decisions.  If you are in doubt as to how to make your decisions, please contact your financial, legal, tax or other professional advisor.  If you have any questions or require more information with regard to the procedures for voting or completing your proxy, please contact John Allport, Vice-President Legal Affairs and Licensing, of IPC US at (416) 798-3001.

IPC MANAGEMENT SUPPORTS THIS TRANSACTION AND JOINS WITH OUR BOARD OF DIRECTORS IN RECOMMENDING THAT YOU VOTE FOR THE PROPOSALS RELATED TO THE ARRANGEMENT AND MERGER.

Sincerely,

Dr. Isa Odidi
Chairman and Chief Executive Officer
IntelliPharmaCeutics Ltd.

2

Vasogen Inc.

NOTICE OF SPECIAL MEETING OF VASOGEN INC. SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Vasogen Meeting”) of shareholders of Vasogen Inc. (“Vasogen”) will be held at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, Canada, on October 19, 2009, at 10:00 a.m. (Eastern Time) for the following purposes:

1.                                       to consider pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated September 4, 2009, as the same may be amended:

(a)                                  if deemed advisable, to pass, with or without variation, a special resolution of the shareholders of Vasogen to approve an arrangement under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen, 7231971 Canada Inc., 7232004 Canada Inc., Cervus LP and Cervus GP Ltd. (the “Cervus Arrangement”) subject to such amendments and adjustments to the terms of the Cervus Arrangement as contemplated under the arrangement agreement between Vasogen, Cervus LP and Cervus GP Ltd. dated August 14, 2009, and all as more particularly described in the accompanying joint management information circular (the “Joint Circular”); and

(b)                                 if deemed advisable, to pass, with or without variation, a special resolution of the shareholders of Vasogen to approve an arrangement under section 192 of the CBCA involving Vasogen, 7231971 Canada Inc., 7232004 Canada Inc., IntelliPharmaCeutics Ltd. and IntelliPharmaCeutics Corp. (the “IPC Arrangement”) subject to such amendments and adjustments to the terms of the IPC Arrangement as contemplated under the arrangement agreement between Vasogen, IntelliPharmaCeutics Ltd. and IntelliPharmaCeutics Corp. dated August 14, 2009, and all as more particularly described in the Joint Circular;

2.                                       to consider and, if deemed advisable, to pass a resolution approving the adoption of the New Option  Plan (as defined in the Joint Circular), as more particularly described in the Joint Circular; and

3.                                       to transact such further and other business as may properly come before the Vasogen Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Vasogen Meeting are set forth in the Joint Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, September 16, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Christopher J. Waddick

President and Chief Executive Officer

NOTES:

1.                    A Joint Management Information Circular, Form of Proxy and Letter of Transmittal accompany this Notice of Meeting.  Registered shareholders who are unable to be present at the Vasogen Meeting are kindly requested to specify on the accompanying Form of Proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Form of Proxy and the Joint Management Information Circular.

2.                    The directors have fixed a record date of September 4, 2009 for the Vasogen Meeting.  Accordingly, shareholders registered on the books of Vasogen at the close of business on September 4, 2009 are entitled to notice of the Vasogen Meeting and are entitled to vote thereat.

3.                    If you are a beneficial shareholder and receive these materials through your broker, custodian, nominee or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

NOTICE OF SPECIAL MEETING OF INTELLIPHARMACEUTICS LTD. SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “IPC US Meeting”) of shareholders of IntelliPharmaCeutics Ltd. (“IPC US”) will be held at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington St. West, Toronto, Ontario, Canada, on October 19, 2009, at 11:30 a.m. (Eastern Time) for the following purposes:

1.                                       to consider the merger of IPC US with 20090831 Delaware Inc. (“IPC Newco US”), a wholly-owned subsidiary of 7237081 Canada Inc. pursuant to Section 251 of the Delaware General Corporation Law pursuant to which, among other things,

(a)                                  IPC Newco US will be merged with and into IPC US, the separate existence of IPC Newco US shall cease and IPC US shall continue as the surviving corporation under the name “IntelliPharmaCeutics Ltd.”, and

(b)                                 the surviving corporation shall become a wholly-owned direct subsidiary of 7237081 Canada Inc., or its successor, IntelliPharmaCeutics International Inc., the corporation to result from the amalgamation of 7237081 Canada Inc. and 7231971 Canada Inc.;

subject to such amendments and adjustments to the terms of the merger as contemplated under the merger agreement, all as more particularly described in the accompanying joint management information circular (the “Joint Circular”); and

2.                                       to transact such further and other business as may properly come before the IPC US Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the IPC US Meeting are set forth in the Joint Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, September 16, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Isa Odidi

Chairman and Chief Executive Officer

NOTES:

1.                    A Joint Management Information Circular, Form of Proxy and Letter of Transmittal accompany this Notice of Meeting.  Registered shareholders who are unable to be present at the IPC US Meeting are kindly requested to specify on the accompanying Form of Proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Form of Proxy and the Joint Management Information Circular.

2.                    The directors have fixed a record date of September 21, 2009 for the IPC US meeting.  Accordingly, shareholders registered on the books of IPC US at the close of business on September 21, 2009 are entitled to notice of the IPC US Meeting and are entitled to vote thereat.

3.                    If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker, custodian, nominee or other intermediary.

Vasogen Inc.

JOINT MANAGEMENT INFORMATION CIRCULAR

This joint management information circular (the “Joint Circular”) is being furnished to holders of common shares of Vasogen Inc. (“Vasogen”), a Canadian corporation, in connection with the solicitation of proxies by management of Vasogen for use at the special meeting of Vasogen shareholders (the “Vasogen Meeting”) to be held at 10:00 a.m. (Eastern Time) on October 19, 2009 at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, Canada, and any adjournment or postponement thereof.

This Joint Circular is also being furnished to holders of common stock of IntelliPharmaCeutics Ltd. (“IPC US”), a Delaware corporation, in connection with the solicitation of proxies by management of IPC US for use at the special meeting of the IPC US Shareholders (the “IPC US Meeting”) to be held at 11:30 a.m. (Eastern Time) on October 19, 2009 at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington St. West, Toronto, Ontario, Canada, and any adjournment or postponement thereof.

Information in this Joint Circular is given as of September 11, 2009, except as otherwise indicated herein.  Unless otherwise indicated, dollar amounts are expressed in Canadian dollars.

These security holder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and either Vasogen or IPC US (or their respective agents) has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Please see the section entitled “Risk Factors” for certain considerations relevant to the approval of the Cervus Arrangement, the IPC Arrangement and Merger (as defined below) and the transactions contemplated in connection therewith and an investment in the securities referred to in this Joint Circular.

No person is authorized to give any information or to make any representation not contained in this Joint Circular, and, if given or made, such information or representation should not be relied upon as having been authorized.  This Joint Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation.  Neither delivery of this Joint Circular nor any distribution of the securities referred to in this Joint Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Joint Circular.

The common shares of 7231971 Canada Inc. (“New Vasogen”) to be issued pursuant to the Cervus Arrangement and the common shares of IntelliPharmaCeutics International Inc. (“New IPC”) to be issued in connection with the IPC Arrangement and Merger have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any securities regulatory authority of any state of the United States or province or territory of Canada, nor has the SEC or any securities regulatory authority of any state of the United States or province or territory of Canada passed on the merits or fairness of the proposed Cervus Arrangement or IPC Arrangement and Merger or the adequacy or accuracy of this Joint Circular or approved or disapproved of the securities offered by and on behalf of New Vasogen or New IPC. Any representation to the contrary is a criminal offence.

INFORMATION PROVIDED BY VASOGEN AND IPC COMPANIES

The information concerning IPC US and IntelliPharmaCeutics Corp. (“IPC Opco” and with IPC US, the “IPC Companies”), IPC Newco and IPC Newco US contained in this Joint Circular, including the appendices attached hereto, has been provided by the IPC Companies.  The Vasogen Board has relied upon this information without having made any independent inquiry as to the accuracy thereof.  Vasogen assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of the IPC Companies to disclose facts or events which may affect the accuracy of any such information.

The information concerning Vasogen and its subsidiaries contained in this Joint Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by Vasogen.  The IPC US Board has relied upon this information without having made any independent inquiry as to the accuracy thereof.  The IPC Companies assume no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Vasogen to disclose facts or events which may affect the accuracy of any such information.

TABLE OF CONTENTS

INFORMATION PROVIDED BY VASOGEN AND IPC COMPANIES	1

GLOSSARY OF TERMS	1

NOTICE TO UNITED STATES SHAREHOLDERS OF VASOGEN AND IPC US	9

Exchange Rates	9

DOCUMENTS INCORPORATED BY REFERENCE	10

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	11

SUMMARY	12

The Meetings	12
The Arrangement and Merger	13

VOTING INFORMATION AND GENERAL PROXY MATTERS FOR VASOGEN SHAREHOLDERS	24

Solicitation of Proxies	24
Appointment and Revocation of Proxies	24
Signature of Proxy	24
Exercise of Discretion of Proxy	24
Advice to Non-Registered Vasogen Shareholders	24
Voting Securities and Principal Holders of Voting Securities	25
Interests of Certain Persons in the Arrangement and Merger	25
Date, Time and Place of the Vasogen Meeting	26
Matters to Be Considered	26
Quorum and Votes Required	26
Dissent Rights of Vasogen Shareholders	26

VOTING INFORMATION AND GENERAL PROXY MATTERS FOR IPC US SHAREHOLDERS	28

Solicitation of Proxies	28
Appointment and Revocation of Proxies	28
Signature of Proxy	28
Exercise of Discretion of Proxy	28
Advice to Non-Registered IPC US Shareholders	29
Voting Securities and Principal Holders of Voting Securities	29
Approval Agreements	30
Interests of Certain Persons in the IPC Arrangement and Merger	30
Date, Time and Place of the IPC US Meeting	30
Matters to Be Considered	30
Quorum and Votes Required	30
Appraisal Rights of IPC US Shareholders	30

THE ARRANGEMENT AND MERGER	33

Overview of the Arrangement and Merger	33
The Merger	35
Post Arrangement and Merger	35
Implementation of Only the Cervus Arrangement	36
Implementation of Only the IPC Arrangement	36
Fractional Shares	37
Benefits of the Arrangement and Merger for Shareholders of Vasogen and IPC US	37
Background Regarding Vasogen in respect of the Arrangement and Merger	37
Opinion of the Financial Advisor to Vasogen	40
Recommendation of the Vasogen Special Committee	40
Recommendation of the Vasogen Board	41
Recommendation of the IPC US Board	42
The Cervus Arrangement Agreement	42
The IPC Arrangement Agreement	49
Merger Agreement	54
Interests of Certain Persons in the Arrangement and Merger	55
Shareholder and Other Regulatory Approvals for the Arrangement	56
Resales of New IPC Shares	57

PROCEDURES FOR EXCHANGE BY IPC US SHAREHOLDERS	58

PROCEDURES FOR EXCHANGE BY VASOGEN SHAREHOLDERS	59

APPROVAL OF THE NEW OPTION PLAN	61

CERTAIN INFORMATION CONCERNING THE PARTIES	63

Information Concerning Vasogen	63
Information Concerning IPC US and IPC Opco	66
Organizational Chart	66
Information Concerning IPC Newco and IPC Newco US	82
Information Concerning Cervus	82

INFORMATION CONCERNING NEW IPC FOLLOWING THE ARRANGEMENT AND MERGER	82

Overview	82
Organizational Chart	83
Governance	83
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	85
Conflicts of Interest	85
Capital Structure of New IPC	85
Dividend Policy	86
Outstanding Securities of New IPC Immediately Following Completion of the Arrangement and Merger	86
Executive Compensation	86
Principal Shareholders of New IPC	87
Selected Pro Forma Financial Information	87
Pro Forma Consolidated Capitalization	88
Audit Committee	88
Corporate Governance	89
Auditors	91
Transfer Agent and Registrar	91
Material Contracts	91

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SECURITYHOLDERS	91

General	91
Holders	92

Dissent Rights	94
Optionees	95

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR SECURITYHOLDERS	96

General	96
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of IPC US Shares	97
Ownership of the New IPC Shares	98
Additional Rules that May Apply to U.S. Holders	99
U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders of Vasogen Shares	102
Information Reporting; Backup Withholding Tax	105

RISK FACTORS	105

Risks Related to the Arrangement	105
Risks Related to Vasogen’s Business	106
Risks Related to New Vasogen	106
Risks Related to IPC US’s Business	107
Additional Risks Related to the Business of New IPC	113

OTHER INFORMATION	115

Indebtedness of Directors, Officers and Employees	115
Particulars of other Matters to be Acted Upon	115
Other Material Facts	115
Interest of Informed Persons in Material Transactions	115
Auditors, Transfer Agent and Registrar	116
Additional Information	116

APPROVAL OF VASOGEN	117

APPROVAL OF IPC US	118

AUDITORS’ CONSENT	119

AUDITORS’ CONSENT	120

AUDITORS’ CONSENT	121

AUDITORS’ CONSENT	122

AUDITORS’ CONSENT	123

CONSENT OF JMP SECURITIES LLC	124

APPENDIX “A” PLAN OF ARRANGEMENT	A-1

APPENDIX “B” CERVUS ARRANGEMENT RESOLUTION	B-1

APPENDIX “C” IPC ARRANGEMENT RESOLUTION	c-1

APPENDIX “D” NEW OPTION PLAN RESOLUTION	D-1

APPENDIX “E” IPC US MERGER RESOLUTION	E-1

APPENDIX “F” FAIRNESS OPINION	F-1

APPENDIX “G” INTERIM ORDER	G-1

APPENDIX “H” NOTICE OF APPLICATION	H-1

APPENDIX “I” IPC US AUDITED FINANCIAL STATEMENTS AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2006, DECEMBER 31, 2007 AND DECEMBER 31, 2008	I-1

APPENDIX “J” IPC US UNAUDITED INTERIM FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2009	J-1

APPENDIX “K” PRO FORMA FINANCIAL STATEMENTS	K-1

APPENDIX “L” NEW VASOGEN AUDITED BALANCE SHEET AS AT AUGUST 27, 2009	L-1

APPENDIX “M” VASOGEN SUBCO AUDITED BALANCE SHEET AS AT AUGUST 27, 2009	M-1

APPENDIX “N” SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	N-1

APPENDIX “O” SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW	O-1

APPENDIX “P” NEW OPTION PLAN	P-1

APPENDIX “Q” IPC US MANAGEMENT’S DISCUSSION AND ANALYSIS	Q-1

ii

GLOSSARY OF TERMS

The following glossary of terms used in this Joint Circular, including the Summary, but not including the Appendices, is provided for ease of reference.  Unless otherwise defined or the context otherwise requires, capitalized terms used in this Joint Circular shall have the following meanings.  Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

“ACB” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — General”.

“Acquisition Proposal (Cervus)” means, with respect to Cervus or Vasogen, any oral or written proposal or offer made to such Party or its unitholders or shareholders, as the case may be, from any third party with whom such Party deals at arm’s length (as such term is defined for the purposes of the Tax Act) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders or shareholders, as the case may be, or issuance of, any equity or debt securities of such Party (other than on exercise of currently outstanding Cervus Rights or Vasogen Rights, as applicable) or its Subsidiaries; (ii) any acquisition of the assets of such Party or its Subsidiaries (other than in the case of Vasogen, the assets to be transferred under the Divestiture Agreement); (iii) an acquisition, merger, amalgamation, reorganization, arrangement or similar transaction involving such Party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or reorganization; except for any such transaction which does not preclude, delay or have an adverse effect on the Arrangement and for greater certainty the transactions currently contemplated in the IPC Agreements that are currently reflected in the Arrangement, in the order set out in the Arrangement, do not preclude, delay or have an adverse effect on, the Arrangement.

“Acquisition Proposal (IPC)” means any written proposal or written offer made by a third party with whom Vasogen deals at arm’s length (as such term is defined for the purposes of the Tax Act) with respect to: (a) any merger, amalgamation, arrangement, business combination, liquidation, dissolution, winding up, recapitalization, distribution, share exchange, reorganization, take-over bid, tender offer or other similar transaction involving the Vasogen Companies; (b) any sale or acquisition, in any manner, directly or indirectly, of any assets of a Vasogen Company representing greater than 20% of the assets of the Vasogen Companies, taken as a whole, or generating more than 20% of the revenue of the Vasogen Companies, taken as a whole (or any lease, long-term supply agreement or other arrangement having similar economic effect to a purchase of assets of the Vasogen Companies representing greater than 20% of the assets or generating more than 20% of the revenue of the Vasogen Companies, taken as a whole); (c) any sale, acquisition or issuance, in any manner, directly or indirectly, of beneficial or registered ownership of 20% or more of the equity securities (or rights or interests therein or thereto) of Vasogen; or (d) any public announcement or other public disclosure of an intention to do any of (a), (b) or (c) or any similar transaction by any person, excluding the Arrangement or any transaction to which any IPC Company or any of its affiliates or subsidiaries is a party, and for greater certainty shall include any increase or other amendment to an Acquisition Proposal.

“affiliate” means, with respect to any specified person, any other person directly or indirectly controlling, controlled by or under common control with such specified person.  For this purpose, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“allowable capital loss” has the meaning ascribed thereto in the Tax Act.

“Amalgamation” has the meaning ascribed thereto in the Summary under the heading “The Arrangement and Merger — Overview of the Arrangement and Merger — IPC Arrangement Steps”.

“Appraisal Rights” means the appraisal rights in respect of the Merger pursuant to Section 262 of the DGCL.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Cervus Arrangement Agreement, the IPC Arrangement Agreement and in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order (which, for greater certainty, will consist of the Cervus Arrangement and the IPC Arrangement unless the transactions contemplated in one of the Cervus Arrangement or the IPC Arrangement are not completed, in which case the Arrangement will only consist of (i) the Cervus Arrangement if the transactions contemplated in the IPC Arrangement Agreement are not completed or (ii) the IPC Arrangement if the transactions contemplated in the Cervus Arrangement Agreement are not completed).

“associate” has the meaning ascribed thereto in the Securities Act (Ontario).

“Business Day” means a day on which banks are open for business in Toronto, Ontario and Wilmington, Delaware, but does not include a Saturday, Sunday and any other day which is a legal holiday in either such city.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time.

“Cervus” means Cervus LP, a limited partnership existing under the laws of the Province of Alberta.

“Cervus Agreements” has the meaning ascribed thereto in the Plan of Arrangement.

“Cervus Arrangement” means those aspects of the Plan of Arrangement involving Vasogen, Cervus and Cervus GP as contemplated in the Cervus Arrangement Agreement to be approved pursuant to the Cervus Arrangement Resolution.

“Cervus Arrangement Agreement” means the arrangement agreement made as of August 14, 2009 between Vasogen, Cervus and Cervus GP, which is incorporated by reference into this Circular, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Cervus Arrangement Resolution” means the special resolution of the Vasogen Shareholders approving, among other things, those aspects of the Plan of Arrangement involving Vasogen, Cervus and Cervus GP as contemplated in the Cervus Arrangement Agreement to be considered at the Vasogen Meeting, to be substantially in the form and content of Appendix “B” hereto, and any amendments or variations thereto made in accordance with the provisions of the Cervus Arrangement Agreement, made at the direction of the Court in the Interim Order, at the Vasogen Meeting or otherwise.

“Cervus Equipment Corporation New Common Shares” means the new class of common shares in the capital of Vasogen to be created pursuant to the Plan of Arrangement.

“Cervus Deferred Units” has the meaning set out in the Plan of Arrangement.

“Cervus GP” means Cervus GP Ltd., a corporation incorporated under the laws of the Province of Alberta and the general partner of Cervus.

“Cervus GP Dissent Rights” means the rights of dissent in favour of the holders of Cervus Shares in respect of the Arrangement.

“Cervus GP Required Approvals” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Cervus In-the-Money Option” means a Cervus Option with an exercise price per Cervus Unit below the Cervus Weighted Average Trading Price.

“Cervus Loan Amount” means the aggregate amount payable pursuant to the Cervus Promissory Note, which amount shall be equal to C$7,500,000.

“Cervus LP Agreement” means the limited partnership agreement for Cervus originally dated March 14, 2003, and subsequently amended and restated on each of June 7, 2004, July 7, 2007 and March 27, 2008.

“Cervus Optionholders” means the holders of Cervus Options.

“Cervus Out-of-the-Money Option” means a Cervus Option with an exercise price per Cervus Unit equal to or above the Cervus Weighted Average Trading Price.

“Cervus Promissory Note” means the promissory note of Vasogen, in an aggregate principal amount equal to the Cervus Loan Amount, to be issued in favour of Cervus pursuant to the Plan of Arrangement in consideration of the loan to Vasogen by Cervus of an amount equal to the Cervus Loan Amount.

“Cervus Required Approvals” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Cervus Rights” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Cervus Shares” means common shares in the capital of Cervus GP.

“Cervus Units” means limited partnership units in Cervus.

“Cervus Weighted Average Trading Price” shall be determined by dividing (a) the aggregate dollar trading value of all Cervus Units sold on the TSX Venture Exchange over the ten consecutive trading days ending on the third trading day next preceding the Effective Date by (b) the total number of Cervus Units sold on such stock exchange during such period.

“Change of Recommendation (IPC)” means any resolution or any agreement by the Vasogen Board to: (a) withdraw, or propose publicly to withdraw, the approval, recommendation or declaration of advisability by the Vasogen Board of the IPC Arrangement Agreement and/or the Arrangement; (b) amend, change, modify or qualify in a manner materially adverse to the IPC Companies, or propose publicly to amend, change, modify or qualify in a manner materially adverse to the IPC Companies, the approval, recommendation or declaration of advisability by the Vasogen Board of the IPC Arrangement Agreement and/or the Arrangement; or (c) recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal (IPC).

“CIBC Mellon” means CIBC Mellon Trust Company.

“Circular” or “Joint Circular” means this joint management information circular of Vasogen and IPC US, including the notices of meeting and all schedules, appendices and exhibits hereto.

“Claims” has the meaning ascribed thereto in the Indemnity Agreement.

“Code” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations For Securityholders — General”.

“Completion” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Court” means the Commercial List of the Ontario Superior Court of Justice.

“CRA” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — General”.

“Deadline” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Demand Notice” has the meaning ascribed thereto under the heading “Voting Information and General Proxy Matters for Vasogen Shareholders — Dissent Rights of Vasogen Shareholders”.

“Depositary” means CIBC Mellon, in its capacity as depositary for each of Vasogen and IPC US in connection with the Arrangement.

“DGCL” means the Delaware General Corporation Law, as now in effect and as may be promulgated or amended from time to time.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Payment” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Dissent Rights — General”.

“Dissent Rights” means the rights of dissent in favour of the Vasogen Shareholders in respect of the Arrangement.

“Dissenting Cervus GP Shareholder” means a holder of Cervus GP Shares who has duly exercised its Cervus GP Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Cervus GP Dissent Rights, but only in respect of the Cervus Shares in respect of which Cervus GP Dissent Rights are validly exercised by such holder.

“Dissenting Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Dissent Rights — General”.

“Dissenting Vasogen Shareholder” means a holder of Vasogen Shares who has duly exercised its Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Vasogen Shares in respect of which Dissent Rights are validly exercised by such holder.

“Divested Assets” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Divestiture Agreement” means the divestiture agreement to be entered into between Vasogen and Vasogen Subco, and to be entered into by Cervus and New Vasogen, which provides for the assignment of the assets and assumption of the liabilities from Vasogen to Vasogen Subco (other than as specified in the Cervus Arrangement Agreement) as part of the Plan of Arrangement, in the form set out in Exhibit E to the Cervus Arrangement Agreement.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC.

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate of arrangement issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Elected Amount” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Holders — IPC Share Exchange — Section 85 Election”.

“Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority or banks in the United States.

“Environmental Laws” has the meaning ascribed thereto in the Indemnity Agreement.

“Fairness Opinion” means the opinion letter of JMP dated August 13, 2009 addressed to the Vasogen Board confirming JMP’s opinion that the Exchange Ratio (as defined therein) in respect of the IPC Arrangement and Merger is fair, from a financial point of view, to Vasogen, a copy of which is attached to this Joint Circular as Appendix “F”.

“FDA” means the United States Food and Drug Administration.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, as affirmed or as amended on appeal.

“Governmental Entity” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, self regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (d) any stock exchange; or (e) any domestic or foreign legislative, executive, judicial or administrative body or person purporting to have jurisdiction in the relevant circumstances.

“Grid Note” has the meaning ascribed thereto under the heading “The IPC Arrangement Agreement — The IPC Arrangement”.

“Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — General”.

“Indemnity Agreement” means the indemnity agreement to be entered into between Vasogen and New Vasogen which provides for the indemnification by each Party in favour of the other in respect of certain matters arising under the Cervus Arrangement Agreement in the form set out in Exhibit B to the Cervus Arrangement Agreement.

“insider” has the meaning ascribed thereto in the Securities Act (Ontario).

“Interim Order” means the interim order of the Court attached to this Joint Circular as Appendix “G”.

“IPC Agreements” has the meaning ascribed thereto in the Plan of Arrangement.

“IPC Arrangement” means those aspects of the Plan of Arrangement involving Vasogen, IPC US and IPC Opco as contemplated in the IPC Arrangement Agreement to be approved pursuant to the IPC Arrangement Resolution.

“IPC Arrangement Agreement” means the arrangement agreement made as of August 14, 2009 between Vasogen, IPC Opco and IPC US, which is incorporated by reference into this Circular, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“IPC Arrangement and Merger” means, together the IPC Arrangement and the Merger.

“IPC Arrangement Resolution” means the special resolution of the Vasogen Shareholders approving, among other things, those aspects of the Plan of Arrangement involving Vasogen, IPC US and IPC Opco as contemplated in the IPC Arrangement Agreement to be considered at the Vasogen Meeting, to be substantially in the form and content of Appendix “C” hereto, and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement, made at the direction of the Court in the Interim Order, at the Vasogen Meeting or otherwise.

“IPC Bridge Loan” has the meaning ascribed thereto under the heading “The IPC Arrangement Agreement — The IPC Arrangement”.

“IPC Companies” means, collectively, IPC Opco and IPC US and “IPC Company” means either one of them.

“IPC Exchange Ratio” has the meaning ascribed thereto under the heading “The Arrangement and Merger — Overview of the Arrangement and Merger —IPC Arrangement Steps”.

“IPC Letter of Transmittal” means the letter of transmittal enclosed with this Circular or otherwise made available to the IPC US Shareholders, for the use by such IPC US Shareholders in connection with the Arrangement.

“IPC Newco” means 7237081 Canada Inc., an affiliate of IPC Opco.

“IPC Newco Shares” has the meaning ascribed thereto in the IPC Arrangement Agreement.

“IPC Newco US” means 20090831 Delaware Inc., an affiliate of IPC US.

“IPC Opco Common Shares” means the common shares in the capital of IPC Opco.

“IPC Opco Convertible Voting Shares” means the convertible voting shares in the capital of IPC Opco.

“IPC Opco Exchangeable Shares” means the exchangeable shares in the capital of IPC Opco.

“IPC Opco Shares” means, collectively, the IPC Opco Common Shares, the IPC Opco Convertible Voting Shares and the IPC Opco Exchangeable Shares.

“IPC Share Exchange” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — IPC Share Exchange”.

“IPC US Board” means the board of directors of IPC US.

“IPC US Common Shares” means the shares in the common stock of IPC US.

“IPC US Meeting” means the meeting of IPC US Shareholders, including any adjournment or postponement thereof, to be called to consider the IPC US Merger Resolution.

“IPC US Merger Resolution” means the resolution of the IPC US Shareholders approving the Merger Agreement and the Merger to be considered at the IPC US Meeting, to be substantially in the form and content of Appendix “E” hereto, and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement.

“IPC US Option” means an incentive option or non-statutory option to purchase common shares of IPC US granted pursuant to the IPC US Stock Option Plan and/or the terms of a stock option agreement, including for greater certainty the 5,000,000 performance based options issued to Drs. Isa and Amina Odidi and the compensation option issuable in connection with the IPC Arrangement.  See “Certain Information Concerning the Parties — Information Concerning IPC US and IPC Opco — Stock Options”.

“IPC US Preferred Shares” means the shares in the preferred stock of IPC US.

“IPC US Shareholders” means the holders of IPC US Shares.

“IPC US Shares” means the IPC US Preferred Shares, including the IPC US Special Voting Shares, and the IPC US Common Shares.

“IPC US Special Voting Shares” means the special voting shares in the capital of IPC US, which constitute part of the IPC US Preferred Shares.

“IPC US Stock Option Plan” means the stock option plan of IPC US, as amended.

“Jersey Transfer” means Jersey Transfer & Registrar Company, the registrar and transfer agent for the IPC US Shares.

“JMP” means JMP Securities LLC.

“Mark-to-Market Election” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations for Securityholders — Additional Rules that May Apply to U.S. Holders— Passive Foreign Investment Company”.

“Matching Period” has the meaning ascribed thereto under the heading “The Arrangement and Merger — The IPC Arrangement Agreement — Covenants of Vasogen Regarding the Acquisition Proposals (IPC) and IPC Companies Right to Match”.

“Material Adverse Change” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Material Adverse Effect” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Merger” means the merger of IPC Newco US with and into IPC US pursuant to the IPC US Merger Agreement.

“Merger Agreement” means the agreement and plan of merger between IPC US, IPC Newco US, IPC Newco and New Vasogen dated September 15, 2009, the form of which Merger Agreement was attached to the IPC Arrangement Agreement as Schedule D thereto, as the same may be amended, supplemented and modified from time to time in accordance with its terms.

“Merger Effective Time” has the meaning ascribed thereto under the heading “Voting Information and General Proxy Matters for IPC US Shareholders — Appraisal Rights of IPC US Shareholders”.

“NASDAQ” means the NASDAQ Capital Market.

“Net Cash” has the meaning ascribed to such term in the IPC Arrangement Agreement.

“New IPC” means IntelliPharmaCeutics International Inc., a corporation to be amalgamated under the laws of Canada and resulting from the amalgamation of New Vasogen and IPC Newco pursuant to the Arrangement.

“New IPC Option” has the meaning ascribed thereto in the IPC Arrangement Agreement.

 “New IPC Share” has the meaning ascribed thereto in the IPC Arrangement Agreement.

“New IPC Warrants” has the meaning ascribed thereto in the IPC Arrangement Agreement.

“New Option Plan” means the stock option plan to be adopted by New IPC (or New Vasogen if only the Cervus Arrangement is completed) substantially in the form and having substantially the content of Appendix “P” to this Joint Circular, and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement, if applicable.

“New Option Plan Resolution” means the resolution of the Vasogen Shareholders approving, among other things, the New Option Plan to be considered at the Vasogen Meeting to be substantially in the form and content of Appendix “D” hereto, and any amendments or variations thereto made at the direction of the Court in the Interim Order, at the Vasogen Meeting or otherwise.

“New Vasogen” means 7231971 Canada Inc., a subsidiary of Vasogen.

“New Vasogen Options” means the options to purchase common shares of New Vasogen to be issued to former holders of Vasogen Options under the Arrangement.

“New Vasogen Shares” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“New Vasogen Warrants” means the common share purchase warrants to purchase New Vasogen Shares to be issued by New Vasogen.

“Non-Resident Dissenter” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Dissent Rights — Dissenting Holders Not Resident in Canada”.

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Holders — Holders Not Resident in Canada”.

“Non-Resident Optionee” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Optionees”.

“Notice Date” has the meaning ascribed thereto under the heading “The Arrangement and Merger — The IPC Arrangement Agreement — Covenants of Vasogen Regarding the Acquisition Proposals (IPC) and IPC Companies Right to Match”.

“Notice of Objection” has the meaning ascribed thereto under the heading “Voting Information and General Proxy Matters for Vasogen Shareholders — Dissent Rights of Vasogen Shareholders”.

“Notice of Resolution” has the meaning ascribed thereto under the heading “Voting Information and General Proxy Matters for Vasogen Shareholders — Dissent Rights of Vasogen Shareholders”.

“Offer to Purchase” has the meaning ascribed thereto under the heading “Voting Information and General Proxy Matters for Vasogen Shareholders — Dissent Rights of Vasogen Shareholders”.

“Optionee” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — General”.

“OTCBB” means the Over-the-Counter Bulletin Board electronic quotation system, a decentralized market regulated by the Financial Industry Regulatory Authority that displays quotes, last-sale prices, and volume information in over-the-counter equity securities.

“Other Party” has the meaning ascribed thereto under the heading “The Cervus Arrangement Agreement — Covenants Regarding Non-Solicitation”.

“Party” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“PFIC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations for Securityholders — Ownership of the New IPC Shares — Distributions on New IPC Shares — General Taxation of Distributions”.

“Plan of Arrangement” means the plan of arrangement, substantially in the form and having substantially the content of Appendix “A” to this Joint Circular and any amendments or variations thereto made in accordance with the Cervus Arrangement Agreement and the IPC Arrangement Agreement or made at the direction of the Court in the Final Order (which for greater certainty, may include amendments to exclude (i) the IPC Arrangement in accordance with section 6.1(b) of the Cervus Arrangement Agreement if the IPC Arrangement will not be completed as contemplated therein or (ii) the Cervus Arrangement in accordance with section 2.3 of the IPC Arrangement Agreement if the Cervus Arrangement will not be completed as contemplated therein).

“QEF Election” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations for Securityholders — Additional Rules that May Apply to U.S. Holders— Passive Foreign Investment Company”.

“QFC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations for Securityholders — Ownership of the New IPC Shares — Distributions on New IPC Shares — Reduced Tax Rates for Certain Dividends”.

“Receiving Party” has the meaning ascribed thereto under the heading “The Arrangement and Merger — The Cervus Arrangement Agreement — Covenants Regarding Non-Solicitation”.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulatory Approvals (IPC)” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set forth in the IPC Arrangement Agreement.

“Reorganization” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations for Securityholders — Exchange of Shares for the New IPC Shares”.

“Resident Dissenter” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Dissent Rights — Dissenting Holders Resident in Canada”.

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Holders — Holders Resident in Canada”.

“Resident Optionee” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Optionees — Optionees Resident in Canada”.

“Responding Party” has the meaning ascribed thereto under the heading “The Arrangement and Merger — The Cervus Arrangement Agreement — Covenants Regarding Non-Solicitation”.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means the Securities Act, all other applicable Canadian provincial securities laws, rules and regulations and published policies thereunder and all applicable securities laws, rules and regulations and published policies thereunder in the United States.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Shareholder Note” has the meaning ascribed to such term under the heading “The Arrangement and Merger — The IPC Arrangement Agreement — Conditions to Closing”.

“subsidiary” means, with respect to a specified person, any person of which at least 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified person and shall include any person over which such specified person exercises direction or control or which is in a like relation to a subsidiary.

“Superior Proposal (IPC)” means a bona fide Acquisition Proposal (IPC) to acquire not less than 90% of Vasogen’s issued and outstanding shares (or all or substantially all of the assets of the Vasogen Companies) that the Vasogen Board determines in good faith, after consultation with its financial and outside legal advisors, is a transaction (a) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal (IPC) and the person making such Acquisition Proposal (IPC), (b) that is on terms and conditions more favourable, from a financial point of view, to the holders of Vasogen’s issued and outstanding shares than the terms and conditions of the transaction contemplated by this Agreement (after giving effect to any changes to the financial terms of this Agreement proposed by the IPC Companies in response to such Acquisition Proposal (IPC)), (c) that is not subject to any due diligence condition, and (d) in respect of which any required financing to complete such Acquisition Proposal (IPC) has been demonstrated to the satisfaction of the Vasogen Board to be likely to be obtained.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Tax Election Package” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders —Holders — IPC Share Exchange — Section 85 Election”.

“Tax Pool Claims” has the meaning ascribed thereto in the Indemnity Agreement.

“Tax Pools” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Tax Return of Vasogen” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“taxable capital gain” has the meaning ascribed thereto in the Tax Act.

“Taxes of Vasogen” has the meaning ascribed thereto in the Indemnity Agreement.

“Termination Fee” has the meaning ascribed thereto under the heading “The Arrangement and Merger — The Cervus Arrangement Agreement — Expenses and Termination Fees”.

“Transferred Liabilities” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Treasury” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations for Securityholders — Ownership of the New IPC Shares — Distributions on New IPC Shares — Reduced Tax Rates for Certain Dividends”.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations for Securityholders — General”.

“U.S. person” has the meaning ascribed to it in Rule 902(k) of the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“United States” and “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

“Vasogen 2005 Warrants” has the meaning ascribed thereto in the Plan of Arrangement.

“Vasogen 2006-7 Warrants” has the meaning ascribed thereto in the Plan of Arrangement.

“Vasogen Board” means the board of directors of Vasogen.

“Vasogen Companies” means, collectively, Vasogen and the Vasogen Subsidiaries, and “Vasogen Company” means any one of them.

“Vasogen Director Stock Option Plan” means the director stock option plan of Vasogen, as amended.

“Vasogen Disclosure Letter” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Vasogen DSUP” means the deferred share unit plan of Vasogen, as amended.

“Vasogen DSUs” means the directors’ deferred share units, whether or not vested, issued pursuant to the Vasogen DSUP that are outstanding immediately prior to the Effective Date.

“Vasogen Employee Stock Option Plan” means the employee stock option plan of Vasogen and its predecessor, each as amended.

“Vasogen Exchange Ratio” has the meaning ascribed thereto in the Summary under the heading “The Arrangement and Merger — Overview of the Arrangement and Merger — IPC Arrangement Steps”.

“Vasogen Ireland” means Vasogen Ireland Limited, a corporation incorporated under the laws of Ireland.

“Vasogen Letter of Transmittal” means the letter of transmittal enclosed with this Circular or otherwise made available to the Vasogen Shareholders, for the use by such Vasogen Shareholders in connection with the Arrangement.

“Vasogen Meeting” means the special meeting of Vasogen Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Cervus Arrangement Resolution and the IPC Arrangement Resolution and such other business as is contemplated in this Circular and as may be properly brought before Vasogen Shareholders at such special meeting.

“Vasogen Option” means an option to purchase common shares of Vasogen granted under the Vasogen Employee Stock Option Plan and the Vasogen Director Stock Option Plan.

“Vasogen Redeemable Shares” means the redeemable shares in the capital of Vasogen created pursuant to the Plan of Arrangement.

“Vasogen Rights” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Vasogen Share Exchange” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations for Securityholders — Holders — Vasogen Share Exchange”.

“Vasogen Shareholders” means the holders of Vasogen Shares.

“Vasogen Shares” means common shares in the capital of Vasogen.

“Vasogen Subco” means 7232004 Canada Inc., a subsidiary of Vasogen.

“Vasogen Subco Shares” has the meaning ascribed thereto in the Cervus Arrangement Agreement.

“Vasogen Subsidiaries” means, collectively, Vasogen Ireland, Vasogen US, New Vasogen and Vasogen Subco.

“Vasogen US” means Vasogen Corp., a corporation incorporated under the laws of the State of Delaware.

“Vasogen Warrants” means, collectively, the Vasogen 2005 Warrants and the Vasogen 2006-7 Warrants.

NOTICE TO UNITED STATES SHAREHOLDERS OF VASOGEN AND IPC US

This solicitation of proxies by Vasogen and IPC US is not subject to the requirements of Section 14(a) of the U.S. Exchange Act.  This Joint Circular has been prepared in accordance with disclosure requirements applicable in Canada.  United States shareholders of Vasogen and IPC US should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The securities of New Vasogen to be issued pursuant to the Cervus Arrangement and the securities of New IPC to be issued pursuant to the IPC Arrangement and Merger are, in each case, securities of a Canadian corporation.  This Joint Circular is subject to disclosure requirements of a foreign country that are different from those of the United States.  The historical financial information for Vasogen incorporated by reference in this Joint Circular is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects as disclosed in Vasogen’s financial statements incorporated by reference herein.  The historical financial information for IPC US included in this Joint Circular as Appendices “I” and “J” is presented in U.S. dollars and has been prepared in accordance with United States generally accepted accounting principles, which differ from Canadian generally accepted accounting principles in certain material respects and may not be comparable to the financial statements of Canadian corporations.

The New IPC Shares to be issued under the Arrangement and the related transactions have not been registered under the U.S. Securities Act and are being issued in reliance upon the exemption from registration requirements set forth in Section 3(a)(10) thereof.  The New IPC Shares may or may not be listed for trading on any United States stock exchange or the OTCBB.  The New IPC Shares received under the Arrangement by persons who, immediately prior to the Arrangement, were “affiliates” (generally, controlling persons or members of a control group) of Vasogen, IPC Opco or IPC US, or who are “affiliates” of New IPC, are subject to restrictions on resale of their New IPC Shares under the U.S. Securities Act.  See “Resales of New IPC Shares — United States Securities Laws”.

Vasogen shareholders resident in the United States should be aware that the issuance of shares of New Vasogen upon exchange of the Vasogen shares pursuant to the Cervus Arrangement and the issuance of the shares of New IPC upon exchange of the shares of New Vasogen pursuant to the IPC Arrangement and Merger as described herein may have tax consequences both in the United States and in Canada.  Vasogen shareholders are urged to consult their own tax advisors regarding the specific tax consequences to them of the Cervus Arrangement and the IPC Arrangement and Merger, including the applicability and effect of United States federal, state, local and foreign income and other tax laws in their particular circumstances.

IPC US Shareholders should be aware that the issuance of shares of New IPC upon conversion or exchange of the IPC US shares pursuant to the IPC Arrangement and Merger as described herein may have tax consequences both in the United States and in Canada.  IPC US Shareholders are urged to consult their own tax advisors regarding the specific tax consequences to them of the Arrangement and the Merger, including the applicability and effect of United States federal, state, local and foreign income and other tax laws in their particular circumstances.  See “Certain Canadian Federal Income Tax Considerations for Securityholders” and also see “Certain United States Federal Income Tax Considerations for Securityholders” for certain information concerning tax consequences of the Arrangement for shareholders who are United States taxpayers.

It may be difficult for you to enforce your rights and any claim you may have arising under United States securities laws, since Vasogen, New IPC, IPC Opco and other related corporations are located in Canada and some or all of their respective officers and directors may be residents of Canada or a foreign country.  You may not be able to sue a Canadian corporation or its officers or directors in a foreign court for violations of the United States securities laws.  It may be difficult to compel a Canadian corporation and its affiliates to subject themselves to the judgment of a United States court.

THE NEW IPC SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS JOINT CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Exchange Rates

In this document, unless otherwise specified, all references to “dollars”, “$” or “C$” are to Canadian dollars and all references to “U.S. dollars” or to “U.S.$” are to United States dollars.

On August 14, 2009, the last trading day before the announcement of the Arrangement, the rate of exchange was C$1.0998 equals U.S.$1.00, based on the noon rate of exchange as quoted by the Bank of Canada.

The closing low, high and noon spot rates for the U.S. dollar in terms of Canadian dollars at the end of each of the three years ended December 31, 2008 and between January 1 and September 16 of 2009, as reported by the Bank of Canada were as follows:

Canadian Dollar Per U.S. Dollar	January 1, 2009 to September 16, 2009 ($)	Year Ended December 31, 2008 ($)	Year Ended December 31, 2007 ($)	Year Ended December 31, 2006 ($)
Closing Low for the Period	1.0663	0.9719	0.9170	1.099
Closing High for the Period	1.3000	1.2969	1.1853	1.1726
Noon Spot Rate on last day of period	1.0663	1.2246	0.9881	1.1653

DOCUMENTS INCORPORATED BY REFERENCE

The following publicly filed documents of Vasogen are incorporated by reference in, and form part of, this Joint Circular:

1.                                       Vasogen’s annual information form dated February 26, 2009;

2.                                       Vasogen’s audited financial statements as at and for the years ended November 30, 2008 and 2007, together with the auditors’ report thereon and management’s discussion and analysis filed in connection with those audited financial statements;

3.                                       Vasogen’s unaudited interim financial statements as at and for the six months ended May 31, 2009 and 2008, together with management’s discussion and analysis filed in connection with those unaudited interim financial statements;

4.                                       Vasogen’s management information circular dated April 27, 2009 in respect of the annual and special meeting of Vasogen’s shareholders; and

5.                                       Vasogen’s material change report dated August 24, 2009 and the conformed copies of the Cervus Arrangement Agreement and the IPC Arrangement Agreement filed concurrently with such material change report.

Any document of the type referred to in the preceding paragraph, including any material change reports (excluding confidential reports), any unaudited interim financial statements for interim periods following May 31, 2009 (together with any management’s discussion and analysis filed in connection therewith) and any management information circulars (including any amendments or supplements to this Joint Circular), and any business acquisition report, in each case filed by Vasogen with any securities regulatory authority in any province or territory of Canada after the date of this Joint Circular and prior to the Effective Date, will be deemed to be incorporated by reference into this Joint Circular. Copies of these documents and all the other public filings of Vasogen may be obtained at www.sedar.com or upon request and without charge from the Chief Financial Officer of Vasogen at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, Canada L4Z 1S1, facsimile (905) 847-6270.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Circular to the extent that a statement contained herein, or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Circular.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Joint Circular includes and incorporates statements that are prospective in nature that constitute “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  All statements, other than statements of historical fact, included in this document that address activities, events or developments that Vasogen or the IPC Companies expect or anticipate will or may occur in the future are forward-looking statements.  When used in this document, words such as “will”, “plans”, “intends”, “outlook”, “expects”, “anticipates”, “project”, “continues” “estimates”, “believes”, “should” and similar expressions are intended to identify statements containing forward-looking information.

Forward-looking information is based on current expectations and assumptions and is influenced by Vasogen’s and the IPC Companies’ historical experience, perception of trends and current business conditions, expected future developments and other factors which Vasogen and the IPC Companies consider appropriate.  Forward-looking information involves known and unknown risks and uncertainties and other factors which may cause or contribute to actual results of Vasogen and the IPC Companies that are materially different from any future results, performance or achievements expressed or implied by such forward-looking information, including, but not limited to, risks and uncertainties related to the proposed Cervus Arrangement and the proposed IPC Arrangement and Merger, as well as those risk factors listed in Vasogen’s public filings with Canadian securities regulators filed on SEDAR and on EDGAR. For a further description of these and other factors that could cause actual results to differ materially from the forward-looking information included in or incorporated by reference into this Joint Circular, see the risk factors discussed under “Risk Factors” in this Joint Circular as well as those risks and uncertainties discussed in Vasogen’s annual information form dated February 26, 2009, Vasogen management’s discussion and analysis for the year ended November 30, 2008 and for the interim period ended May 31, 2009 and IPC US management’s discussion and analysis for the years ended December 31, 2007 and December 31, 2008 and for the interim period ended June 30, 2009.  These factors should not be considered as exhaustive.  The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect.  Forward-looking information contained in this Joint Circular is based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions regarding: (i) approval of the Cervus Arrangement Resolution and the IPC Arrangement Resolution at the Vasogen Meeting, approval of the IPC US Merger Resolution at the IPC US Meeting and approval of the Arrangement by the Court which will consider the fairness of the terms and conditions of the transaction; (ii) completion of the Arrangement and Merger substantially on the terms set out in the Arrangement Agreement and Merger Agreement, including satisfaction or waiver by the parties of the conditions contained therein; (iii) realization of the anticipated benefits of the Arrangement and Merger as disclosed in this Joint Circular; and, (iv) execution by New IPC of IPC Opco’s business plan as disclosed in this Joint Circular, including the timely development and commercialization of its pipeline products and the receipt of, and the costs of obtaining, all necessary regulatory consents in that regard.

Readers are cautioned that neither Vasogen nor the IPC Companies can assure that the plan, intention or expectations upon which the forward-looking information in this Joint Circular is based will occur.  The actual results achieved will vary from the information provided herein and that such variations may be material.  Consequently, there is no representation by Vasogen or the IPC Companies that actual results achieved will be the same in whole or in part as those set out in or implied by the forward-looking information.  Furthermore, statements containing forward-looking information that are included in this Joint Circular or incorporated by reference, as applicable, in this Joint Circular are made as of the date on which such statements are made, and each of Vasogen and the IPC Companies undertakes no obligation, except as required by applicable securities legislation, to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking information included and incorporated by reference herein is expressly qualified in its entirety by this cautionary statement.

SUMMARY

The following is a summary of certain information contained in this Joint Circular and may not contain all of the information that is important to Vasogen Shareholders and IPC US Shareholders.  The summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial data contained and incorporated by reference in this Joint Circular.  Vasogen Shareholders and IPC US Shareholders should carefully read the entire document and the other documents incorporated by reference herein for a more complete understanding of the Arrangement and Merger.  Capitalized words and terms in this summary have the same meanings as set forth in the Glossary.

The Meetings

Date, Time and Place of the Meetings

Vasogen

The Vasogen Meeting will be held at 10:00 a.m. (Eastern Time) on October 19, 2009 at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, Canada, subject to any postponement or adjournment thereof.

IPC US

The IPC US Meeting will be held at 11:30 a.m. (Eastern Time) on October 19, 2009 at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington St. West, Toronto, Ontario, Canada, subject to any postponement or adjournment thereof.

Purpose of the Meetings

Vasogen

The purpose of the Vasogen Meeting is to consider and, if deemed advisable, to pass the Cervus Arrangement Resolution, the IPC Arrangement Resolution, the New Option Plan Resolution and transact such other business as may properly come before the Vasogen Meeting or any postponement or adjournment thereof.

IPC US

The purpose of the IPC US Meeting is to consider and, if deemed advisable, to pass the IPC US Merger Resolution and transact such other business as may properly come before the IPC US Meeting or any postponement or adjournment thereof.

Shareholder Votes Required

Vasogen

Approval of the Cervus Arrangement Resolution and the IPC Arrangement Resolution each requires the affirmative vote of at least 66 2/3% of the total votes cast by Vasogen Shareholders present (in person or by proxy) and entitled to vote at the Vasogen Meeting.  Approval of the New Option Plan Resolution requires the affirmative vote of a majority of the total votes cast by Vasogen Shareholders present (in person or by proxy), excluding the votes of insiders entitled to receive a benefit under the New Option Plan, and entitled to vote at the Vasogen Meeting.  See “Voting Information and General Proxy Matters for Vasogen Shareholders — Quorum and Votes Required”.

IPC US

Approval of the IPC US Merger Resolution requires the affirmative vote of holders of a majority of each class of IPC US Shares entitled to vote at the IPC US Meeting, voting as separate classes.

Certain IPC US Shareholders have entered into agreements pursuant to which they have agreed to vote any IPC US Shares he or she holds in favour of the IPC US Merger Resolution.  These IPC US Shareholders own, in the aggregate, approximately 60% of the issued and outstanding IPC US Common Shares and 100% of the issued and outstanding IPC US Special Voting Shares and accordingly, represent sufficient votes to assure the approval of the IPC US Merger Resolution at the IPC US Meeting.  See “Voting Information and General Proxy Matters for IPC US Shareholders — Quorum and Votes Required” and “Voting Information and General Proxy Matters for IPC US Shareholders — Approval Agreements”.

Who Can Vote at the Meetings

Vasogen

Only Vasogen Shareholders of record at the close of business on September 4, 2009 are entitled to notice of and to vote at the Vasogen Meeting and any adjournment or postponement thereof.  At the close of business on September 3, 2009, there were 22,623,195 issued and outstanding Vasogen Shares.  Each Vasogen Share entitles the holder thereof to one vote on each matter presented at the Vasogen Meeting.  See “Voting Information and General Proxy Matters for Vasogen Shareholders”.

IPC US

Only IPC US Shareholders of record at the close of business on September 21, 2009 are entitled to receive notice of and to vote at the IPC US Meeting and any adjournment or postponement thereof.  At the close of business on the date hereof, 6,023,944 IPC US Common Shares and 10,850,000 IPC US Special Voting Shares were issued and outstanding.  Each IPC US Common Share and each IPC US Special Voting Share entitles the holder thereof to one vote on each matter presented at the IPC US Meeting.  See “Voting Information and General Proxy Matters for IPC US Shareholders”.

Dissent Rights of Vasogen Shareholders

Under Section 190 of the CBCA, registered holders of Vasogen Shares have the right to dissent in respect of the Cervus Arrangement and the IPC Arrangement Resolution and, if the Plan of Arrangement becomes effective, to be paid the fair value of their Vasogen Shares in accordance with Section 190 of the CBCA.  This right of dissent is described in this Joint Circular under the heading “Voting Information and General Proxy Matters for Vasogen Shareholders — Dissent Rights of Vasogen Shareholders”.  Failure by a Vasogen Shareholder who wishes to dissent to strictly comply with the dissent procedures under the CBCA may result in the loss or unavailability of any right of dissent.  Beneficial owners of Vasogen Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they are not entitled to exercise rights of dissent directly.  A beneficial owner of Vasogen Shares that wishes to exercise the right to dissent should immediately contact the broker, custodian, nominee or other intermediary with whom he or she deals in respect of these Vasogen Shares.

Appraisal Rights of IPC US Shareholders

Under Section 262 of the DGCL, registered holders of IPC US Shares have an appraisal right, if the Merger becomes effective, to be paid the fair value of their IPC US Shares in accordance with Section 262 of the DGCL.  This appraisal right is described in this Joint Circular under the heading “Voting Information and General Proxy Matters for IPC US Shareholders — Appraisal Rights of IPC US Shareholders”.  Failure by an IPC US shareholder to strictly comply with the appraisal right procedures under the DGCL may result in the loss or unavailability of any appraisal right.  Beneficial owners of IPC US Shares registered in the name of a broker, custodian, nominee or other intermediary should be aware that they are not entitled to exercise appraisal rights directly.  A beneficial owner of IPC US Shares that wishes to exercise the appraisal right should immediately contact the broker, custodian, nominee or other intermediary with whom he or she deals in respect of these IPC US Shares.

Interests of Certain Persons in the Arrangement and Merger

Vasogen Directors and Officers

Certain directors and senior officers of Vasogen have interests in the Arrangement that are different than the interests of Vasogen Shareholders generally.  These interests relate primarily to the appointment of a Vasogen director to the board of New IPC following completion of the Arrangement, the potential appointment of one or more Vasogen officers as officers, employees of and/or consultants to New IPC, the triggering of run-off directors’ and officers’ liability insurance purchased by Vasogen for the benefit of the current and former directors and officers of Vasogen and the fact that the Arrangement and the Merger may entitle certain officers of and a former consultant to Vasogen to certain compensation that may be received upon completion of the Arrangement in accordance with the terms of their consulting agreements.

For details in respect of the above-referenced interests, see “The Arrangement and Merger — Vasogen Directors and Officers — Interests of Certain Persons in the Arrangement and Merger”.

IPC US Directors and Officers

Certain directors and senior officers of IPC US have interests in the Arrangement and the Merger that are different than the interests of IPC US Shareholders generally.  These interests relate primarily to the appointment of certain IPC US directors and officers as directors and officers of New IPC following completion of the Arrangement and the Merger and to the issuance of certain directors and officers of options exercisable for shares of New IPC and, upon the completion of the Cervus Arrangement, to the possible repayment of a portion of the principal amount of up to $1,000,000 in respect of certain loans made by certain officers and directors to the IPC Companies.

For details in respect of the above-referenced interests, see “The IPC US Directors and Officers — Arrangement and Merger — Interests of Certain Persons in the Arrangement and Merger”.

The Arrangement and Merger

Overview of the Arrangement and Merger

If the Cervus Arrangement Resolution, the IPC Arrangement Resolution and the IPC US Merger Resolution are passed, and all other conditions to the closing of the Arrangement and the Merger are satisfied or waived, the Arrangement will be implemented by way of a Court-approved plan of arrangement under the CBCA.  Pursuant to the Plan of Arrangement, at the Effective Time, the following transactions, among others, will occur:

(a)                                  at the Effective Time, the Vasogen Shares held by Dissenting Vasogen Shareholders will be transferred to Vasogen and such Dissenting Vasogen Shareholders shall cease to be the holders of Vasogen Shares and to have any rights as holders of Vasogen Shares other than the right to be paid fair value for such Vasogen Shares by New Vasogen;

Cervus Arrangement Steps

(b)                                 one minute following the Effective Time, the Cervus Shares held by Dissenting Cervus GP Shareholders will be transferred to Cervus GP and such Dissenting Cervus GP Shareholders shall cease to be the holders of such Cervus Shares and to have any rights as holders of Cervus Shares other than the right to be paid fair value for such Cervus Shares by Cervus GP;

(c)                                  two minutes following the Effective Time, the Cervus LP Agreement shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described in the Plan of Arrangement;

(d)                                 three minutes following the Effective Time, Vasogen shall transfer, assign and convey the Divested Assets to Vasogen Subco and, in consideration thereof, Vasogen Subco shall assume the Transferred Liabilities as well as issue to Vasogen 100 Vasogen Subco Shares pursuant to the Divestiture Agreement;

(e)                                  four minutes following the Effective Time, the initial New Vasogen Share issued to Vasogen shall be transferred to New Vasogen without consideration and, upon such transfer, such New Vasogen Share shall be immediately cancelled;

(f)                                    five minutes following the Effective Time, each Vasogen Share (excluding those held by Dissenting Vasogen Shareholders) shall be transferred to New Vasogen in exchange for the issuance of one New Vasogen Share;

(g)                                 six minutes following the Effective Time,

(i)                                     New Vasogen will adopt the New Vasogen Option Plan;

(ii)                                  each outstanding Vasogen Option will be exchanged for New Vasogen Options on the basis of one New Vasogen Option for each Vasogen Option held and the exercise price per New Vasogen Share will be determined as specified in the Plan of Arrangement;

(iii)                               each Vasogen 2005 Warrant will be transferred to Vasogen and cancelled in exchange for the payment by New Vasogen to each holder of such Vasogen 2005 Warrants of U.S.$0.021 multiplied by the number of Vasogen Shares to which such Vasogen 2005 Warrants relate;

(iv)                              each of the Vasogen 2006-7 Warrants will become New Vasogen Warrants on the basis of one New Vasogen Warrant for each Vasogen 2006-7 Warrant held; and

(v)                                 each of the Vasogen DSUs will be exercised for such number of New Vasogen Shares on the basis as if they had been exercised for Vasogen Shares that the holder would have been entitled to as is determined under the Vasogen DSUP;

(h)                                 seven minutes following the Effective Time, Cervus shall loan to Vasogen the Cervus Loan Amount and Vasogen will issue and deliver to Cervus the Cervus Loan Promissory Note;

(i)                                     eight minutes following the Effective Time, Vasogen will subscribe for such number of Vasogen Subco Shares as there are Vasogen Shares outstanding as at such time, in consideration for the Cervus Loan Amount;

(j)                                     nine minutes following the Effective Time, the articles of Vasogen will be amended, among other things, to (i) change the name of Vasogen to “Cervus Equipment Corporation”; (ii) amend the Vasogen Shares to become the “Vasogen Redeemable Shares”; (iii) create an unlimited number of the “Cervus Equipment Corporation New Common Shares”, a new class of common shares of Vasogen; (iv) create an unlimited number of “Preferred Shares”, a new class of preferred shares of Vasogen issuable in series; (v) designate that the rights, privileges, conditions and restrictions attaching to such share classes;

(k)                                  ten minutes following the Effective Time, the Cervus Units shall be transferred to Vasogen in exchange for Cervus Equipment Corporation New Common Shares issued on the basis of three Cervus Equipment Corporation New Common Shares for each two Cervus Units transferred;

(l)                                     eleven minutes after the Effective Time, the Cervus Shares (excluding those held by Dissenting Cervus GP Shareholders) shall be transferred to Vasogen in exchange for $1.00 per Cervus GP Share so transferred;

(m)                               twelve minutes after the Effective Time, each Cervus Out-of-the-Money Option shall be transferred to Cervus and cancelled in exchange for the payment by Cervus to each Cervus Optionholder of $0.001 multiplied by the number of Cervus Units to which the Cervus Optionholder’s Cervus Out-of-the-Money Options relate;

(n)                                 thirteen minutes after the Effective Time, each Cervus In-the-Money Option shall be transferred to Cervus and cancelled in exchange for an option to acquire Cervus Equipment Corporation New Common Shares, the terms of which shall effectively entitle the holder upon exercise to receive, for the same aggregate consideration and at the same time in relation to the Cervus In-the-Money Option, the aggregate number Cervus Equipment Corporation New Common Shares, such holder would have otherwise been entitled to receive, if on the Effective Date, the holder had been the registered holder of the number of Cervus Units to which such holder was entitled to subscribe for and purchase pursuant to the Cervus In-the-Money Option;

(o)                                 fourteen minutes after the Effective Time, each three Cervus Deferred Units shall be exchanged for two Cervus Corporation Deferred Share Rights;

(p)                                 fifteen minutes after the Effective Time, the incumbent directors of Vasogen will, and will be deemed to, have resigned and be replaced, as directors by the directors of Cervus GP;

(q)                                 sixteen minutes following the Effective Time, Vasogen will redeem the Vasogen Redeemable Shares and the redemption price of the Vasogen Redeemable Shares will be satisfied by Vasogen distributing all of the Vasogen Subco Shares at a rate of one Vasogen Subco Share for each Vasogen Redeemable Shares;

(r)                                    seventeen minutes following the Effective Time, Vasogen Subco shall be wound-up and shall transfer to New Vasogen all of its property, liabilities and assets;

(s)                                  eighteen minutes following the Effective Time, Vasogen Subco will be dissolved;

(t)                                    the auditors of Vasogen will be KPMG LLP;

IPC Arrangement Steps

(u)                                 nineteen minutes following the Effective Time:

(i)                                     all of the IPC US Special Voting Shares shall be transferred to IPC Newco in exchange for one IPC Newco Share; and

(ii)                                  all of the IPC Opco Convertible Voting Shares shall be transferred to IPC Newco in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC Opco Convertible Voting Shares on the basis of one IPC Newco Share for each IPC Opco Convertible Voting Share so transferred;

(v)                                 twenty minutes following the Effective Time the IPC US Common Shares held by Canadian resident shareholders shall be transferred to IPC Newco in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC US Common Shares on the basis of one IPC Newco Share for each IPC US Common Share so transferred;

(w)                               twenty-one minutes after the Effective Time IPC Newco and New Vasogen shall be amalgamated (the “Amalgamation”) and, shall continue as New IPC with the name of “IntelliPharmaCeutics International Inc.” and on the Amalgamation, among other things:

(A)                              each IPC Newco Share shall become a number of New IPC Shares within the range of 0.419296 and 0.83859 (assuming completion of the Cervus Arrangement) with the specific number in such range to be determined by the IPC US Board and agreed to by Vasogen at or prior to the date of the Vasogen Meeting (the “IPC Exchange Ratio”);

(B)                                each New Vasogen Share shall become a number of New IPC Shares within the range of 0.05 and 0.10 with the specific number in such range to be determined by the Vasogen Board and agreed to by IPC US at or prior to the date of the Vasogen Meeting (the “Vasogen Exchange Ratio”);

(C)                                New IPC will adopt the New Vasogen Option Plan;

(D)                               each outstanding New Vasogen Option will be exchanged for such number of New IPC Options for each New Vasogen Option held as is determined on the basis of the Vasogen Exchange Ratio and the exercise price per New IPC Share issuable upon exercise of each New IPC Option will be equal to the quotient obtained by dividing the exercise price per New Vasogen Share of such New Vasogen Option by such Vasogen Exchange Ratio, rounded up to the nearest whole cent;

(E)                                 each of the New Vasogen Warrants will become such number of New IPC Warrants for each New Vasogen Warrant as is determined on the basis of the Vasogen Exchange Ratio;

(x)

twenty-two minutes following the Effective Time and subject to the completion of the Merger and pursuant to the terms of the Merger Agreement, New IPC will issue New IPC Shares to the former IPC US Shareholders in respect of the remaining IPC US Shares outstanding prior to giving effect to the Merger with New IPC Shares issued for IPC US Common Shares on the basis of the IPC Exchange Ratio;

(y)                                 also twenty-two minutes following the Effective Time, subject to the completion of the Merger and pursuant to the terms of the Merger Agreement outstanding IPC US Options will be exchanged for New IPC Options on the following basis:

(i)                                     the number of New IPC Shares subject to each New IPC Option shall be determined by applying the IPC Exchange Ratio to the number of IPC US Common Shares subject to each IPC US Option; and

(ii)                                  the exercise price per New IPC Share issuable upon exercise of each New IPC Option shall be equal to the quotient obtained by dividing the exercise price per IPC US Common Share of such IPC US Option by IPC Exchange Ratio, rounded up to the nearest whole cent; and

(z)                                   the initial auditors of New IPC will be Deloitte and Touche LLP.

Full particulars of the Arrangement are contained in the Plan of Arrangement attached as Appendix “A” to this Joint Circular.

The Merger

If the IPC US Merger Resolution is passed and all other conditions to the closing of the Arrangement and the Merger are satisfied or waived, the Merger will be effected coincident with the Arrangement in accordance with the terms of the Merger Agreement.  Pursuant to the Merger, IPC Newco US will be merged with and into IPC US, and IPC US shall continue as the surviving corporation in the Merger under the name “IntelliPharmaCeutics Ltd.”.  Other than in respect of its name, the certificate of incorporation and the by-laws of the surviving corporation will be identical to the certificate of incorporation and by-laws of IPC Newco US.  All of the property, rights, privileges, powers and franchises of IPC US and IPC Newco US shall vest in the surviving corporation and all debts, liabilities and duties of IPC US and IPC Newco US shall become the debts, liabilities and duties of the surviving corporation.  Following completion of the Merger and Arrangement, the surviving corporation will be wholly-owned by New IPC.

At the Merger Effective Time, by virtue of the Merger and the Arrangement, and without any further action of the part of any party, the following shall occur:

(i)                                     any IPC US Common Shares held as treasury stock or owned by IPC US immediately prior to the Merger Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered or paid in exchange therefor;

(ii)                                  each IPC US Special Voting Share issued and outstanding immediately prior to the Merger Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered or paid in exchange therefor; and

(iii)                               each IPC US Common Share issued and outstanding immediately prior to the Merger Effective Time (excluding shares cancelled pursuant to (i) and (ii) above, IPC US Common Shares held by New IPC and IPC US Common Shares in respect of which Appraisal Rights have been sought) shall be automatically converted solely into the right to receive a number of New IPC Shares in accordance with the Plan of Arrangement.

Post Arrangement and Merger

Immediately following completion of the Arrangement and Merger, IPC Opco, Vasogen Ireland, Vasogen US and the corporation surviving the Merger will be wholly-owned subsidiaries of New IPC.  Assuming (i) there are no shareholders of IPC US or Vasogen who exercise their appraisal or dissent rights, (ii) no IPC US Shares or Vasogen Shares are issued during the period between the date of this Joint Circular and the Effective Date (other than an estimated 541,575 New Vasogen Shares to be issued upon exercise of Vasogen DSUs and certain IPC US Common Shares to be issued to a broker by IPC US in connection with the IPC Arrangement), (iii) completion of the Cervus Arrangement, and (iv) a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061, then there will be approximately 11,030,843 New IPC Shares outstanding of which approximately 9,486,525 New IPC Shares (approximately 86%) will be held by the former holders of IPC US Shares and approximately 1,544,318 New IPC Shares (approximately 14%) will be held by the former Vasogen Shareholders.  The number of New IPC Shares outstanding upon completion of the Arrangement and Merger to be held by the former holders of IPC US Shares and former Vasogen Shareholders may vary depending on the IPC Exchange Ratio and the Vasogen Exchange Ratio to be determined within the range specified in this Joint Circular.

The business of New IPC will consist primarily of the business of IPC Opco, together with the cash resources of Vasogen.  New IPC will retain ownership of Vasogen’s intellectual property, however, the development focus is expected to be principally on IPC’s current product pipeline.

In the event that only the IPC Arrangement is completed and assuming a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 1.046615, there will be approximately 19,303,975 New IPC Shares issued and outstanding of which approximately 1,544,318 (approximately 8%) New IPC Shares will be held by former Vasogen Shareholders and approximately 17,759,657 (approximately 92%) New IPC Shares will be held by former holders of IPC US Shares.

It is a condition to the closing of the IPC Arrangement that upon completion of the IPC Arrangement the New IPC Shares be (i) listed for trading on the TSX or the TSX Venture Exchange, and (ii) listed for trading on NASDAQ or, if such NASDAQ listing cannot be maintained, application will have been made to have the New IPC Shares quoted for trading on the OTCBB.  As at the date of this Joint Circular applications have been made to list the New IPC Shares on the TSX and to list the New IPC Shares on NASDAQ.  There can be no assurance that approvals will be obtained in respect of such listing and quotation and there can be no assurance that if such approvals are not obtained, that the parties will not waive such condition in whole or in part.  As of the date hereof, New IPC does not have conditional listing approval for any stock exchange or market.  See “Risk Factors” and “The Arrangement and Merger — IPC Arrangement Agreement — Conditions of Closing”.

Implementation of Only the Cervus Arrangement

If the Cervus Arrangement Resolution is passed but the IPC Arrangement Resolution and/or the IPC US Merger Resolution are not passed or other conditions to the IPC Arrangement are not satisfied or waived, and all other conditions to the closing of the Cervus Arrangement are satisfied or waived, then the Plan of Arrangement will be amended in accordance with section 6.1(b) of the Cervus Arrangement Agreement to exclude the “IPC Arrangement Steps” and the remainder of the Plan of Arrangement will be modified as applicable to give effect to the removal of such steps, provided however, that (i) the exchange ratio of New Vasogen Shares for Vasogen Shares in step (f) described above (see “The Arrangement and Merger — Overview of the Arrangement and Merger”) will be amended to give effect to a share consolidation such that each Vasogen Share will be exchanged for a number of New Vasogen Shares within the range of 0.166667 to 1.00, with the specific number to be determined by the Board at or prior to the Vasogen Board meeting, and (ii) the corresponding exchange ratios in step (g) in respect of Vasogen Options, Vasogen 2006-7 Warrants and Vasogen DSUs will be modified in the same manner.  The Cervus Arrangement will then be implemented by way of such a Court-approved Plan of Arrangement under the CBCA.  Pursuant to the modified Plan of Arrangement, at the Effective Time, the “Cervus Arrangement Steps”, among others, will occur in the order specified above.

Pursuant to a letter dated September 18, 2009, the TSX conditionally approved the listing of the New Vasogen Shares (in the event only the Cervus Arrangement is completed) under the symbol “VAS”, including the New Vasogen Shares that would be listed upon exercise of New Vasogen Options and New Vasogen Warrants subject to the satisfaction of the customary requirements of the TSX as soon as possible on or prior to the Effective Date.  See “Risk Factors”.

Further, if only the Cervus Arrangement is completed, the New Vasogen Option Plan will be adopted in the form of the New Option Plan with applicable changes to give effect to the change of corporation and other matters.  See “Approval of the New Option  Plan”.

Implementation of Only the IPC Arrangement

If the IPC Arrangement Resolution and the IPC US Merger Resolution are passed but the Cervus Arrangement Resolution or other conditions to the Cervus Arrangement are not satisfied or waived, and all other conditions to the closing of the IPC Arrangement are satisfied or waived, then the Plan of Arrangement will be amended in accordance with section 2.3 of the IPC Arrangement Agreement to exclude the “Cervus Arrangement Steps” and the remainder of the Plan of Arrangement will be modified as applicable to give effect to the removal of such steps, provided however, that (i) references to “New Vasogen” will be modified such that they refer to “Vasogen”, and (ii) references in step (w) above (see “The Arrangement and Merger — Overview of the Arrangement and Merger”) to the Vasogen Exchange Ratio will be within the range of 0.05 and 0.10, and to the IPC Exchange Ratio will be modified such that it is within the range of 0.784961 and 1.569923 and, with the specific number in such range to be determined by the Vasogen Board or the IPC US Board, as applicable, at or prior to the Vasogen Meeting and the corresponding exchange ratios in step (w)(D) and (E) above in respect of New Vasogen Options, New Vasogen 2006-7 Warrants and New Vasogen DSUs will be modified in the same manner.  The IPC Arrangement will then be implemented by way of a Court-approved Plan of Arrangement under the CBCA.  Pursuant to the modified Plan of Arrangement, at the Effective Time, the “IPC Arrangement Steps”, among others, will occur in the order specified above.

Parties

Vasogen

Vasogen is a biotechnology company that historically focused on the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders.  One of its products, CelacadeTM, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation.  Historically, Vasogen also focused on developing its VP series of drugs for the treatment of certain neuro-inflammatory disorders.

Vasogen’s Shares are currently listed on the TSX under the symbol “VAS” and are currently listed for trading on the NASDAQ under the symbol “VSGN”.

Vasogen’s principal executive offices are located at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, Canada L4Z 1S1.

IPC US and IPC Opco

IPC US, through IPC Opco, develops both new and generic controlled-release pharmaceutical products and licenses these developed products for commercialization.  At present, no such licensed product has been commercialized.  From 1999 through 2002, IntelliPharmaCeutics Inc., a predecessor company, engaged in the research, development, licensing, and marketing of both new and generic controlled-release pharmaceutical products.  In 2002, IPC Opco purchased IntelliPharmaCeutics Inc.’s assets, including its technology rights.

Currently, IPC Opco has 15 products in its pipeline at varying stages of development and regulatory review.  Of these 15 products, three are being pursued in conjunction with a development partner and 12 are being pursued by IPC Opco for its sole benefit.  In May 2007, IPC Opco filed an ANDA with the FDA for a drug developed in collaboration with a partner and intended for the US market.  In August 2007, that application was accepted by the FDA as being complete and in condition for further review; however, there can be no assurance that the FDA will approve the product for commercial launch in the United States.

The IPC Companies’ principal executive offices are located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.

Cervus

Cervus is in the business of acquiring and operating authorized agricultural and industrial equipment dealerships by facilitating dealer succession.  Since its inception Cervus has grown to include 19 John Deere, JCB Construction and Bobcat dealer stores in 16 locations across Alberta, Saskatchewan and western Manitoba.

The Cervus Units are listed on the TSX Venture Exchange under the symbol “CVL.UN”.

Cervus’ principal executive offices are located at 205-120 Country Hills Landing NW, Calgary, Alberta, Canada T3K 5P3.

Benefits of the Arrangement and Merger

The Vasogen Board and the IPC US Board each believe that the Arrangement and Merger will offer a number of benefits to the shareholders of both Vasogen and IPC US, including the following:

•                                          assuming completion of the Cervus Arrangement, the resulting corporation will have an additional $7,500,000 in gross proceeds of non-dilutive financing;

•                                          the business of New IPC will primarily be the current business of IPC Opco, which will be strengthened with the addition of approximately $10,000,000 in Net Cash (as defined in the IPC Arrangement Agreement) to utilize for the operations of IPC Opco;

•                                          as a result of the Arrangement and Merger, the share structure of the IPC Companies will be simplified, since all the equity and voting shares of IPC US and IPC Opco will be owned, directly and indirectly, by New IPC and all other issued shares of the IPC Companies will cease to exist;

•                                          assuming completion of the Cervus Arrangement current Vasogen Shareholders will hold an approximate 14% equity interest in a company that develops controlled-release drug products which has filed one of application with the FDA and has other products in the process of clinical trials (if only the IPC Arrangement is completed, the Vasogen Shareholders will hold an approximate 8% equity interest);

•                                          IPC US Options and Vasogen Options will be exchanged for New IPC Options on an economically-equivalent basis; and

•                                          completion of the IPC Arrangement and Merger is conditional upon the New IPC Shares being (i) listed on the TSX or the TSX Venture Exchange and (ii) listed for trading on NASDAQ or, if such NASDAQ listing cannot be maintained, application will have been made to have the New IPC Shares quoted on the OTCBB.  As at the date of this Joint Circular an application has been made to have such shares listed on the TSX and on NASDAQ.  There can be no assurance that the New IPC Shares will be approved for listing on the TSX or TSX Venture Exchange or approved for listing on the NASDAQ or quotation on the OTCBB and there can be no assurance that if such approvals are not obtained that the parties will not waive such condition in whole or in part.  See “Risk Factors” and “The Arrangement and Merger — IPC Arrangement Agreement”.

Recommendation of the Vasogen Special Committee

Having undertaken a thorough review of, and carefully considered, the Cervus Arrangement and the IPC Arrangement and Merger including consulting with independent financial and legal advisors, the Vasogen Special Committee unanimously determined that each of the Cervus Arrangement and the IPC Arrangement is fair to the Vasogen Shareholders and is in the best interests of Vasogen and recommended that the Vasogen Board approve both the Cervus Arrangement and the IPC Arrangement and recommend that Vasogen Shareholders vote in favour of the both the Cervus Arrangement and the IPC Arrangement.  In the course of its evaluation of both the Cervus Arrangement and the IPC Arrangement, the Vasogen Special Committee consulted with Vasogen’s senior management, legal counsel and financial advisors, reviewed additional information and considered a number of factors described herein:

•                                          following the Arrangement and Merger, the Vasogen Shareholders will hold approximately 14% of the New IPC Shares, and New IPC, which will primarily carry on the business of IPC Opco, will be strengthened with the addition of approximately $10,000,000 in Net Cash (as defined in the IPC Arrangement Agreement);

•                                          the Fairness Opinion of JMP to the effect that, as of the date of the opinion, and based on and subject to the assumptions and limitations set forth therein, the IPC Exchange Ratio contemplated in the IPC Arrangement is fair, from a financial point of view, to Vasogen.  See “The Arrangement and Merger — Opinion of the Financial Advisor to Vasogen “;

•                                          the value of the proposals made by IPC and Cervus relative to proposals made by other potential investors during the period Vasogen carried on its strategic review process;

•                                          the extent of Vasogen’s ability to access the capital that it would require to continue to fund the ongoing development of its products on acceptable terms;

•                                          historical information concerning Vasogen’s business, including Vasogen’s financial performance and condition, operations, technologies and intellectual property;

•                                          the view of management as to Vasogen’s anticipated financial condition, results of operations and business both with and without giving effect to the Arrangement and Merger;

•                                          in the event the IPC Arrangement is not completed but the Cervus Arrangement is completed, Vasogen’s business will have an additional $7,500,000 in gross proceeds of non-dilutive financing;

•                                          in the event the Cervus Arrangement is not completed but the IPC Arrangement is completed, the Vasogen Shareholders will hold approximately 8% of the New IPC Shares, and New IPC, which will primarily carry on the business of IPC Opco, will be strengthened with the addition of approximately $4,000,000 in Net Cash (as defined in the IPC Arrangement Agreement); and

•                                          holders of Vasogen Options, Vasogen Warrants and Vasogen DSUs will receive securities in New IPC (or if only the Cervus Arrangement is completed, securities in New Vasogen) on an economically-equivalent basis or will otherwise be treated fairly pursuant to the terms of the Arrangement.

Recommendation of the Vasogen Board

The Vasogen Board, having consulted its financial and legal advisors and having considered, among other things, the determination of the Vasogen Special Committee, the benefits of the Arrangement and the Merger and the Fairness Opinion, unanimously determined that each of the Cervus Arrangement, the IPC Arrangement and the Merger are in the best interests of Vasogen.

Each of Vasogen’s directors and officers has advised Vasogen that he will vote any Vasogen Shares that he holds in favour of both the Cervus Arrangement Resolution and the IPC Arrangement Resolution.  The directors and officers of Vasogen own, in the aggregate, approximately 0.35% of the issued and outstanding Vasogen Shares and after giving effect to the Cervus Arrangement and the deemed exercise of DSUs and before giving effect to the IPC Arrangement, the officers and directors of Vasogen will own 2.58% of the issued and outstanding New Vasogen Shares.  See “Interests of Certain Persons in the Arrangement and Merger”.

The Vasogen Board unanimously recommends that the Vasogen Shareholders vote “FOR” the Cervus Arrangement Resolution and the IPC Arrangement Resolution.  For further details in respect of the Vasogen Board recommendation, see “The Arrangement and Merger — Recommendation of the Vasogen Board”.

Recommendation of the IPC US Board

The IPC US Board, having consulted its legal advisors and having considered, among other things, the benefits of the IPC Arrangement and the Merger, unanimously determined that the IPC Arrangement and the Merger are in the best interests of IPC US.

Certain IPC US Shareholders have entered into agreements pursuant to which each has agreed to vote any IPC US Shares he or she holds in favour of the IPC US Merger Resolution.  These IPC US Shareholders own, in the aggregate, approximately 60% of the issued and outstanding IPC US Common Shares and 100% of the issued and outstanding IPC US Special Voting Shares and accordingly, represent sufficient votes to assure the approval of the IPC US Merger Resolution at the IPC US Meeting.  See “Voting Information and General Proxy Matters for IPC US Shareholders — Approval Agreements”.

The IPC US Board unanimously recommends that the IPC US Shareholders vote “FOR” the IPC US Merger Resolution.  For further details in respect of the IPC US Board recommendation, see “The Arrangement and Merger — Recommendation of the IPC US Board”.

Reasons for the Recommendation of the IPC Board

The determinations and recommendations of the IPC US Board are based upon a number of factors including, among others:

•                                          Anticipated Benefits to IPC US Shareholders.  The IPC US Board believes that the Arrangement and Merger will offer a number of benefits to the IPC US Shareholders, including those identified above under “The Arrangement and Merger — Benefits of the Arrangement and Merger for Shareholders of Vasogen and IPC US”.

•                                          Arrangement Agreement and Merger Agreement.  The terms and conditions of the IPC Arrangement Agreement and Merger Agreement, including Vasogen’s representations, warranties and covenants, and the conditions to its obligations, are, in the judgment of IPC US and its advisors, reasonable and were the product of extensive negotiations between the IPC Companies and their advisors and Vasogen and its advisors.

•                                          Approval of IPC US Shareholders and Separate Class Votes.  The IPC US Board considers that the required shareholder approval protects the rights of IPC US Shareholders as the Merger is subject to approval by holders of a majority of IPC US Common Shares and IPC US Special Voting Shares, voting as a separate class.

•                                          Approval Agreements.  Holders of approximately 60% of the IPC US Common Shares and 100% of the IPC US Special Voting Shares have signed agreements with Vasogen and the IPC Companies pursuant to which such shareholders have agreed to vote in favour of the IPC US Merger Resolution.

In considering the Arrangement and Merger, the IPC US Board recognized that there are risks associated with the Arrangement and Merger, including that some of the potential benefits described above may not be realized and that there may be costs associated with realizing these benefits.  Please see the risks set forth under “Risk Factors” and those incorporated by reference herein.

The above discussion of the information and factors considered by the IPC US Board is not intended to be exhaustive but is believed by the IPC US Board to include the material factors it considered in its assessment of the Arrangement and Merger.  In view of the wide variety of factors considered by the IPC US Board in connection with its assessment of the Arrangement and Merger, and the complexity of such matters, the IPC US Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of the IPC US Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the IPC US Board.  The IPC US Board recommended the Arrangement and Merger based upon the totality of the information presented to and considered by it.

Opinion of the Financial Advisor to Vasogen

On August 13, 2009, JMP, the financial advisor to Vasogen, delivered its opinion (the “Fairness Opinion”) to the Vasogen Board (at first orally and then subsequently confirmed in writing).  The Fairness Opinion states that, in the opinion of JMP, as of August 13, 2009 and based upon and subject to the scope of the review, analysis undertaken, and the various assumptions, limitations and qualifications set forth therein, the IPC Exchange Ratio (as described therein) as contemplated in the IPC Arrangement is fair, from a financial point of view, to Vasogen.

The full text of the Fairness Opinion is attached as Appendix “F” and forms part of this Joint Circular.  The Fairness Opinion should be read in its entirety.  The Fairness Opinion does not constitute a recommendation to the Vasogen Board or any Vasogen Shareholder or any other person as to how to vote on the IPC Arrangement Resolution or the Cervus Arrangement Resolution or how to act with respect to any matters relating to the Arrangement or otherwise.

For further details regarding the Fairness Opinion, in addition to reviewing the full text of the opinion attached as Appendix “F”, see “The Arrangement and Merger — Opinion of the Financial Advisor to Vasogen”.

Required Approvals and Other Conditions to Completion

Approval of both the Vasogen Shareholders of both the Cervus Arrangement Resolution and the IPC Arrangement Resolution and the IPC US Shareholders of the IPC US Merger Resolution, in addition to other conditions specified in the Cervus Arrangement Agreement and the IPC Arrangement Agreement are required to consummate the Arrangement and Merger.  See “Voting Information and General Proxy Matters for Vasogen Shareholders — Quorum and Votes Required” and “Voting Information and General Proxy Matters for IPC Shareholders — Quorum and Votes Required”.

The implementation of the Arrangement is subject to approval by the Court.  Prior to mailing this Joint Circular, Vasogen obtained the Interim Order, a copy of which is attached as Appendix “G” hereto.  Vasogen intends to apply for the Final Order once (i) the Cervus Arrangement Resolution and/or (ii) the IPC Arrangement Resolution have been approved by the Vasogen Shareholders and the IPC US Merger Resolution has been approved by the IPC US Shareholders and (iii) the holders of the Cervus Units and the Cervus GP Shares have each approved resolutions to be presented at the Cervus Meetings.  At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Plan of Arrangement and the approval of Vasogen Shareholders, IPC US Shareholders, holders of Cervus and holders of Cervus GP Shares.

It is a condition to the closing of the IPC Arrangement that upon completion of the IPC Arrangement the New IPC Shares be (i) listed for trading on the TSX or the TSX Venture Exchange, and (ii) listed for trading on NASDAQ or, if such NASDAQ listing cannot be maintained, application will have been made to have the New IPC Shares quoted for trading on the OTCBB.  As at the date of this Joint Circular applications have been made to list the New IPC Shares on the TSX and to list the New IPC Shares on NASDAQ.  There can be no assurance that approvals will be obtained in respect of such listing and quotation and there can be no assurance that if such approvals are not obtained, that the parties will not waive such condition in whole or in part .  As of the date hereof, New IPC does not have conditional listing approval for any stock exchange or market.  See “Risk Factors” and “The Arrangement and Merger — The IPC Arrangement Agreement — Conditions of Closing”.

Pursuant to a letter dated September 18, 2009, the TSX conditionally approved the listing of the New Vasogen Shares (in the event only the Cervus Arrangement is completed) under the symbol “VAS”, including the New Vasogen Shares that would be listed upon exercise of New

Vasogen Options and New Vasogen Warrants subject to the satisfaction of the customary requirements of the TSX as soon as possible on or prior to the Effective Date.  See “Risk Factors”.

Vasogen received a letter, dated August 11, 2009, from the Listing Qualifications Department of the NASDAQ indicating that Vasogen had not regained compliance with Listing Rule 5550(a)(2).  Vasogen has subsequently submitted a request for a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) to review the determination of the Listing Qualifications Department concerning continued listing of Vasogen Shares on the NASDAQ.  Vasogen expects that any discussions with the NASDAQ regarding its plans for regaining compliance will be impacted by the proposed transactions described in this Joint Circular.  There can be no assurance that the Panel will grant Vasogen’s request for continued listing of Vasogen Shares on the NASDAQ, whether the proposed transactions are consummated or not.  Even if the Panel grants such a request for continued listing of Vasogen Shares on the NASDAQ, there can be no assurance that the New IPC Shares will be approved to be listed on NASDAQ.

If the Panel rules against Vasogen and Vasogen Shares cease to be listed for trading on the NASDAQ, Vasogen will seek to have Vasogen Shares or the New Vasogen Shares to be quoted on the OTCBB, or seek to have New IPC Shares quoted (in case the proposed transactions are consummated), on the OTCBB.  There can be no assurance, however, that Vasogen Shares, or the New Vasogen Shares (in case only the Cervus Arrangement is consummated), or the New IPC Shares (in the event the IPC Arrangement and Merger are completed) whichever applicable, will be approved to be quoted on the OTCBB.

The obligation of Vasogen to complete the Cervus Arrangement is also subject to the satisfaction or waiver, where permissible, of a number of other conditions set forth in the Cervus Arrangement Agreement.  See “The Cervus Arrangement— The Cervus Arrangement Agreement — Conditions to Closing”.

The obligations of Vasogen and IPC US to complete the IPC Arrangement and Merger are also subject to the satisfaction or waiver, where permissible, of a number of other conditions set forth in the IPC Arrangement Agreement.  See “The Arrangement and Merger — The IPC Arrangement Agreement — Conditions Precedent to the Cervus Arrangement”.

Procedures for Exchange by Vasogen Shareholders

In the event the IPC Arrangement and the Merger are completed, New IPC will deposit with the Depositary certificates representing the number of New IPC Shares required to be issued to the Vasogen Shareholders in connection with such transaction.  Following the applicable time on the Effective Date, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Vasogen Shares, together with the Vasogen Letter of Transmittal enclosed with this Joint Circular and which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number of New IPC Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

In the event only the Cervus Arrangement is completed, New Vasogen will deposit with the Depositary certificates representing the number of New Vasogen Shares required to be issued to the Vasogen Shareholders in connection with the Arrangement.  Following the applicable time on the Effective Date, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Vasogen Shares, together with the Vasogen Letter of Transmittal enclosed with this Joint Circular and which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number of New Vasogen Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

If neither the IPC Arrangement nor the Cervus Arrangement is effected, all certificates representing Vasogen Shares transmitted with a related Vasogen Letter of Transmittal will be returned to Vasogen Shareholders.  See “Procedures for Exchange by Vasogen Shareholders”.

Procedures for Exchange by IPC US Shareholders

New IPC will deposit with the Depositary certificates representing the number of New IPC shares required to be issued to the IPC US Shareholders in connection with the Arrangement.  As soon as practicable following the later of the Effective Date and the date of deposit, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding IPC US Shares, together with the IPC Letter of Transmittal enclosed with this Joint Circular and which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number of New IPC Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. If the Arrangement is not effected, all certificates representing IPC US Shares transmitted with a related IPC Letter of Transmittal will be returned to IPC US Shareholders.  See “Procedures for Exchange by IPC US Shareholders”.

Material Income Tax Considerations for Securityholders

Securityholders should carefully read the information set out in the sections of this Joint Circular entitled “Certain Canadian Federal Income Tax Considerations for Securityholders” and “Certain United States Federal Income Tax Considerations for Securityholders”.  No advance tax rulings have been sought or obtained with respect to any of the transactions described in this Joint Circular.  Securityholders should consult their own tax advisors with respect to the consequences that are applicable to their own particular circumstances.

Risk Factors

There are certain risks that should be considered by Vasogen Shareholders in evaluating whether to vote in favour of the Arrangement Resolution and by the IPC US Shareholders in evaluating whether to vote in favour of the IPC US Merger Resolution.  Some of these risks relate directly to the Arrangement and Merger while others relate to the business of Vasogen, the IPC Companies and New IPC.  See “Risk Factors”.

The Cervus Arrangement Agreement

The Cervus Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances.  Upon the termination of the Cervus Arrangement Agreement, in certain instances, Vasogen or Cervus may be required to pay to the other a termination fee of $250,000 plus up to an additional $250,000 in expense reimbursements.

The Cervus Arrangement Agreement also includes other covenants and certain representations and warranties of Vasogen, Cervus and Cervus GP.  For additional information as to the above and the other terms and conditions of the Cervus Arrangement Agreement, see “The Arrangement and Merger — The Cervus Arrangement Agreement”.

The IPC Arrangement Agreement

The IPC Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances.  Upon the termination of the IPC Arrangement Agreement, in certain instances, Vasogen may be required to pay to the IPC Companies a termination fee of $500,000.

The IPC Arrangement Agreement also includes other covenants and certain representations and warranties of Vasogen, IPC US and IPC Opco.  For additional information as to the above and the other terms and conditions of the IPC Arrangement Agreement, see “The Arrangement and Merger — The IPC Arrangement Agreement”.

Selected Financial Information Concerning IPC US

The following selected consolidated financial information concerning IPC US has been derived from and should be read in conjunction with the audited consolidated financial statements prepared in accordance with U.S. GAAP of IPC US for the years ended December 31, 2008, 2007 and 2006 attached to this Joint Circular as Appendix “I” and the unaudited consolidated financial statements of IPC US for the six months ended June 30, 2009 attached to this Joint Circular as Appendix “J” and the respective corresponding management’s discussion and analysis attached to this Joint Circular as Appendix “Q”.

	As at and for the six months ended June 30, 2009	As at and for the year ended December 31, 2008	As at and for the year ended December 31, 2007	As at and for the year ended December 31, 2006
	(in thousands of U.S.$) (unaudited)	(in thousands of U.S.$) (audited)	(in thousands of U.S.$) (audited)	(in thousands of U.S.$) (audited)
Net loss	(798)	(3,765)	(1,291)	(1,320)
Total assets	2,600	3,026	6,878	3,027
Total liabilities	4,149	3,609	4,557	2,567
Shareholder equity	(1,549)	(583)	2,322	460
Loss per share – basic and diluted	(0.05)	(0.22)	(0.08)	(0.08)
Dividends	nil	nil	nil	nil

Selected Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information for New IPC is based on the assumptions described in the respective notes to the unaudited pro forma consolidated balance sheet as at June 30, 2009 and the unaudited pro forma consolidated statements of operations and comprehensive loss for the six months ended June 30, 2009 and for the year ended December 31, 2008, attached to this Joint Circular as Appendix “F”.  The pro forma consolidated Statement of Operations has been prepared based on the assumption that, among other things, the Effective Date of the Arrangement and Merger was January 1, 2008.  The pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Effective Date of the Arrangement and Merger was June 30, 2009.  The unaudited pro forma consolidated financial statements are not necessarily indicative of New IPC’s consolidated financial position and results from operations if the events reflected therein were in effect on January 1, 2008 nor do they purport to project New IPC’s consolidated financial position or results from operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement.  The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Joint Circular, the unaudited pro forma consolidated financial statements contained in Appendix “K” to this Joint Circular, the audited consolidated financial statements of Vasogen incorporated by reference in this Joint Circular and the audited consolidated financial statements of IPC US attached to this Joint Circular as Appendix “I”.

As at June 30, 2009 and for the year ended December 31, 2008, respectively, after giving effect to the Arrangement
(in thousands of U.S.$) (unaudited)
Pro Forma Balance Sheet Data (as at June 30, 2009)

Cash	12,240
Total assets	15,982
Current liabilities	6,447
Total liabilities	8,331
Shareholders’ equity	7,651
Total liabilities and shareholders’ equity	15,982

Pro Forma Statement of Operations Data (for the year ended December 31, 2008)

Net loss from continuing operations	(15,512)
Comprehensive loss	(15,094)

VOTING INFORMATION AND GENERAL PROXY MATTERS FOR VASOGEN SHAREHOLDERS

Solicitation of Proxies

This Joint Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Vasogen for use at the Vasogen Meeting and any adjournment(s) or postponement(s) thereof.  No person has been authorized to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Vasogen Meeting other than those contained in this Joint Circular and, if given or made, any such information or representation must not be relied on as having been authorized.  Vasogen has engaged The Proxy Advisory Group, LLC, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed U.S.$10,000 in the aggregate.  All costs associated with the solicitation of proxies by or on behalf of management of Vasogen will be borne by Vasogen.

Appointment and Revocation of Proxies

Accompanying this Joint Circular is a form of proxy for use at the Vasogen Meeting.  If you are unable to attend the Vasogen Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, Attention: Proxy Department.  A form of proxy must be received by CIBC Mellon at or prior to 5:00 p.m. (Eastern Time) on October 15, 2009, or, if the Vasogen Meeting is adjourned or postponed, before 5:00 p.m. (Eastern Time) on the last Business Day preceding the adjourned or postponed Vasogen Meeting, or any further adjournment or postponement thereof.  Failure to so deposit a form of proxy shall result in its invalidation.  Late proxies may be accepted or rejected by the chairman of the Vasogen Meeting at his discretion, however, the chairman is under no obligation to accept or reject any particular late proxy.

The persons named in the enclosed form of proxy are directors and/or officers of Vasogen.  A Vasogen Shareholder wishing to appoint a person (who need not be a Vasogen Shareholder) to represent such Vasogen Shareholder at the Vasogen Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and in either case sending or delivering the properly completed and signed form of proxy to CIBC Mellon prior to 5:00 p.m. (Eastern Time) on October 15, 2009, or, if the Vasogen Meeting is adjourned or postponed, before 5:00 p.m. (Eastern Time) on the last Business Day preceding the adjourned or postponed Vasogen Meeting, or any further adjournment or postponement thereof in accordance with the delivery procedures noted above.

A Vasogen Shareholder who has given a form of proxy may revoke it prior to a vote being cast pursuant to its authority by an instrument in writing executed by such Vasogen Shareholder or by his or her attorney duly authorized in writing or, if the Vasogen Shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited either at the registered office of Vasogen (as set forth in this Joint Circular) or at the above-mentioned office of CIBC Mellon on or before the last Business Day preceding the day of the Vasogen Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the Vasogen Meeting on the day of the Vasogen Meeting, or any adjournment(s) or postponement(s) thereof.

The Vasogen Board has fixed the record date for the Vasogen Meeting as the close of business on September 4, 2009.  Vasogen Shareholders of record as at the record date are entitled to receive notice of, to attend and to vote at the Vasogen Meeting, or any adjournment(s) or postponement(s) thereof.

Signature of Proxy

The form of proxy must be executed by the Vasogen Shareholder or his or her attorney authorized in writing, or if the Vasogen Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Vasogen).

Exercise of Discretion of Proxy

On any ballot that may be called for at the Vasogen Meeting, the persons named in the accompanying form of proxy will vote (or withhold from voting) the Vasogen Shares in respect of which they are appointed in accordance with the direction of the Vasogen Shareholder appointing them and, if the Vasogen Shareholder specifies a choice with respect to any matter to be acted upon which the holders of such shares are entitled to vote, the Vasogen Shares will be voted accordingly.  In the absence of such direction, such Vasogen Shares will be voted FOR the approval of each of the Cervus Arrangement Resolution, the IPC Arrangement Resolution and the New Option Plan Resolution.  The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the Vasogen Meeting.  As at the date of this Joint Circular, management of Vasogen knows of no such amendments, variations or other matters to be brought before the Vasogen Meeting.

Advice to Non-Registered Vasogen Shareholders

Only registered Vasogen Shareholders or the persons they appoint as their proxies are permitted to vote at the Vasogen Meeting.  Most Vasogen Shareholders are non-registered Vasogen Shareholders because the Vasogen Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust corporation through which they purchased the shares.  Vasogen Shares beneficially owned by a non-registered Vasogen Shareholder are registered either: (i) in the name of a broker, custodian, nominee or other intermediary that the non-registered Vasogen Shareholder deals with in respect of the Vasogen Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the broker, custodian, nominee or other intermediary is a participant. In accordance with applicable securities law requirements, Vasogen will have distributed copies of the notice of meeting, this Joint Circular and the form of proxy (collectively, the “Vasogen Meeting Materials”) to the clearing agencies and intermediaries for distribution to non-registered Vasogen Shareholders.

Intermediaries are required to forward the Vasogen Meeting Materials to non-registered Vasogen Shareholders unless a non-registered Vasogen Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Vasogen Meeting Materials to non-registered Vasogen Shareholders.  Generally, non-registered Vasogen Shareholders who have not waived the right to receive Vasogen Meeting Materials will either: be given a voting instruction form which is not signed by the broker, custodian, nominee or other intermediary and which, when properly completed and signed by the non-registered Vasogen Shareholder and returned to the broker, custodian, nominee or other intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the broker, custodian, nominee or other intermediary must follow.  Non-registered Vasogen Shareholders should follow carefully the instructions provided in the voting instruction form by using one of the described methods provided to vote their Vasogen Shares; or be given a form of proxy which has already been signed by the broker, custodian, nominee or other intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the non-registered Vasogen Shareholder but which is otherwise not completed by the broker, custodian, nominee or other intermediary.  Because the broker, custodian, nominee or other intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered Vasogen Shareholder when submitting the proxy.  In this case, the non-registered Vasogen Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, facsimile number (416) 368-2502.

In either case, the purpose of these procedures is to permit non-registered Vasogen Shareholders to direct the voting of the Vasogen Shares they beneficially own.  Should a non-registered Vasogen Shareholder who receives one of the above forms wish to vote at the Vasogen Meeting in person (or have another person attend and vote on behalf of the Non- registered Vasogen Shareholder), the non-registered Vasogen Shareholder should, in the case of a form of proxy, strike out the persons named in the form of proxy and insert the non-registered Vasogen Shareholder or such other person’s name in the blank space provided, or in the case of a voting instruction form, follow the instructions provided by his or her broker, custodian, nominee or other intermediary or its service company, as the case may be. In either case, a non-registered Vasogen Shareholder should carefully follow the instructions of his or her broker, custodian, nominee or other intermediary or its service company, as the case may be, including those regarding when and where the proxy or voting instruction form is to be delivered.

A non-registered Vasogen Shareholder who wishes to revoke a waiver of the right to receive Vasogen Meeting Materials and to vote his or her Vasogen Shares, change his or her vote or revoke a voting instruction form must, in sufficient time in advance of the Vasogen Meeting, provide written notice to his or her broker, custodian, nominee or other intermediary or its service company, as the case may be, and follow the instructions provided by such broker, custodian, nominee or other intermediary or service company.

Voting Securities and Principal Holders of Voting Securities

As at the date hereof, 22,623,195 Vasogen Shares were issued and outstanding.  Each Vasogen Share entitles the holder thereof to one vote on all matters to be acted upon at the Vasogen Meeting.  The record date for the determination of Vasogen Shareholders entitled to receive notice of and to vote at the Vasogen Meeting has been fixed at September 4, 2009.  In accordance with the provisions of the CBCA, Vasogen will prepare a list of holders of Vasogen Shares as of such record date.  Each holder of Vasogen Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Vasogen Meeting.  All such holders of Vasogen Shares of record are entitled either to attend and vote thereat in person the respective Vasogen Shares held by them or, provided a completed and executed proxy shall have been delivered to the registered office of Vasogen or CIBC Mellon within the time specified in the attached notice of meeting, to attend and vote thereat by proxy the respective Vasogen Shares held by them.

To the knowledge of the directors and executive officers of Vasogen, based on the most recent publicly available information, as of the date hereof, no person beneficially owns, directly or indirectly, or controls or directs voting securities of Vasogen carrying more than 10% of the voting rights attached to the voting securities of Vasogen.

Interests of Certain Persons in the Arrangement and Merger

Certain directors and senior officers of Vasogen have interests in the Arrangement that are different than the interests of Vasogen Shareholders generally.  These interests relate primarily to the appointment of a Vasogen director to the board of New IPC following completion of the Arrangement, the potential appointment of one or more Vasogen officers as officers, employees of and/or consultants to New IPC, the triggering of run-off directors’ and officers’ liability insurance purchased by Vasogen for the benefit of the current and former directors and officers of Vasogen and the fact that the Arrangement and the Merger may entitle certain officers of and a former consultant to Vasogen to certain compensation that may be received upon completion of the Arrangement in accordance with the terms of their consulting agreements. For details in respect of these interests, see “The Arrangement and Merger — Interests of Certain Persons in the Arrangement and Merger — Vasogen Directors and Officers”.

Directors and officers of Vasogen as a group beneficially owned, directly or indirectly, or exercised control or direction over approximately 79,342 Vasogen Shares, representing approximately 0.35% of the issued and outstanding Vasogen Shares.  In addition, after giving effect to the Arrangement and the deemed exercise of DSUs thereunder for New Vasogen Shares the directors and officers of Vasogen will own, in the aggregate 2.58% of the issued and outstanding New Vasogen Shares (before giving effect to the IPC Arrangement).  Each of these directors and officers has advised Vasogen that he currently intends to vote all of the Vasogen Shares beneficially owned, whether directly or indirectly, by him in favour of each of the Cervus Arrangement Resolution, the IPC Arrangement Resolution, and the New Option Plan Resolution.

Date, Time and Place of the Vasogen Meeting

The Vasogen Meeting will be held at 10:00 a.m. (Eastern Time) on October 19, 2009 at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, Canada.

Matters to Be Considered

At the Vasogen Meeting, Vasogen Shareholders will be asked to consider and, if deemed advisable, to approve the matters identified in the Cervus Arrangement Resolution, the IPC Arrangement Resolution and the New Option Plan Resolution.  See Appendices “A”, “B” and “C” to this Joint Circular for the full text of these resolutions.

Quorum and Votes Required

The presence of two persons entitled to vote at the Vasogen Meeting, either as shareholders or proxyholders, will constitute a quorum for the Vasogen Meeting.

Approval of the Cervus Arrangement Resolution and the IPC Arrangement Resolution requires the affirmative vote of at least 66 2/3% of the total votes cast by Vasogen Shareholders present (in person or by proxy) and entitled to vote at the Vasogen Meeting.  Approval of the New Option Resolution requires the affirmative vote of a majority of the total votes cast by Vasogen Shareholders present (in person or by proxy), excluding the votes of insiders entitled to receive a benefit under the New Option Plan, and entitled to vote at the Vasogen Meeting.

The Vasogen Board has determined that the Arrangement is in the best interests of Vasogen and unanimously recommends that Vasogen Shareholders vote “FOR” the approval of each of the Cervus Arrangement Resolution, the IPC Arrangement Resolution and the New Option Plan Resolution.

PROXIES RECEIVED PURSUANT TO THIS SOLICITATION WILL BE VOTED “FOR” THE CERVUS ARRANGEMENT RESOLUTION, THE IPC ARRANGEMENT RESOLUTION AND THE NEW IPC OPTION PLAN RESOLUTION, UNLESS THE VASOGEN SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER VASOGEN SHARES ARE TO BE VOTED AGAINST SAID RESOLUTION, AS APPLICABLE.

Dissent Rights of Vasogen Shareholders

The following description of the Dissent Rights of Vasogen Shareholders who wish to dissent is not a comprehensive statement of the procedures to be followed by a Dissenting Vasogen Shareholder who seeks payment of the fair value of its Vasogen Shares and is qualified in its entirety by the reference to the full text of the Interim Order and Section 190 of the CBCA which are attached to this Joint Circular as Appendices “G” and “N”, respectively.  A Dissenting Vasogen Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order.  Failure to comply strictly with the provisions of the CBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Vasogen Shareholder may exercise Dissent Rights under Section 190 of the CBCA as modified by the Interim Order or the Final Order in respect of the Arrangement.  Vasogen Shareholders who duly exercise such Dissent Rights and who:

•                                          are ultimately determined to be entitled to be paid fair value for the Vasogen Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Vasogen Shares to Vasogen pursuant to the Plan of Arrangement in consideration of such fair value; or

•                                          are ultimately not entitled, for any reason, to be paid fair value for the Vasogen Shares in respect of which they have purported to have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Vasogen Shareholder that has not exercised Dissent Rights, as at and from the time specified in the Plan of Arrangement for the consideration set forth therein, but in no case will New IPC or any other person be required to recognize such Dissenting Vasogen Shareholders as Vasogen Shareholders after the cancellation of the Dissenting Shares, which cancellation is to occur at the Effective Time, and each Dissenting Vasogen Shareholder will cease to be entitled to the rights of a Vasogen Shareholder in respect of the Dissenting Shares in relation to which such Dissenting Vasogen Shareholder has exercised Dissent Rights and the central securities register will be amended to reflect that such former holder is no longer the holder of such Vasogen Shares as and from the Effective Time.

Persons who are beneficial shareholders who wish to dissent with respect to their Vasogen Shares should be aware that only registered shareholders are entitled to dissent with respect to them.  A registered shareholder such as an intermediary who holds Vasogen Shares as nominee for beneficial shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial shareholders with respect to the Vasogen Shares held for such beneficial shareholders.  In such case, the Notice of Objection (as defined below) should set forth the number of Vasogen Shares it covers.

A Vasogen Shareholder who wishes to dissent must send a written objection notice (the “Notice of Objection”) objecting to the Arrangement to Vasogen at its address for such purpose, Vasogen Inc., c/o McCarthy Tétrault LLP, 66 Wellington Street West, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario, Canada M5K 1E6 by 5:00 p.m. (Eastern Time) on October 15, 2009, or otherwise at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time of the Vasogen meeting or any adjournment or postponement thereof, Attention: Geoff Hall.  The Notice of Objection must set out the number of Vasogen Shares held by the Dissenting Vasogen Shareholder.

The delivery of a Notice of Objection does not deprive such Dissenting Vasogen Shareholder of its right to vote at the Vasogen Meeting, however, a vote in favour of the Cervus Arrangement Resolution and/or the IPC Arrangement Resolution may result in a loss of its Dissent Right.  A vote against the Cervus Arrangement Resolution and/or the IPC Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Objection, but a Vasogen Shareholder need not vote its Vasogen Shares against the Cervus Arrangement Resolution and/or the IPC Arrangement Resolution in order to object.  Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Cervus Arrangement Resolution and/or the IPC Arrangement Resolution does not constitute a Notice of Objection in respect of the Cervus Arrangement Resolution and/or the IPC Arrangement Resolution, but any such proxy granted by a Vasogen Shareholder who intends to dissent should be validly revoked in order to prevent the proxy holder from voting such Vasogen Shares in favour of the Cervus Arrangement Resolution and/or the IPC Arrangement Resolution.  A vote in favour of the Cervus Arrangement Resolution and/or the IPC Arrangement Resolution, whether in person or by proxy, may constitute a loss of a Vasogen Shareholder’s right to dissent.  However, a Vasogen Shareholder may vote as a proxy holder for another Vasogen Shareholder whose proxy required an affirmative vote, without affecting the right of the proxy holder to exercise Dissent Rights.

If the Cervus Arrangement Resolution and the IPC Arrangement Resolution is passed at the Vasogen Meeting or at an adjournment thereof, Vasogen is required to deliver to each Dissenting Vasogen Shareholder, within 10 days after the approval of the Cervus Arrangement Resolution and the IPC Arrangement Resolution, a notice stating that the Cervus Arrangement Resolution and the IPC Arrangement Resolution has been adopted (the “Notice of Resolution”).  A Notice of Resolution is not required to be sent to any Dissenting Vasogen Shareholder who voted in favour of the Cervus Arrangement Resolution and the IPC Arrangement Resolution or who has withdrawn their Notice of Objection.  A Dissenting Vasogen Shareholder then has 20 days after receipt of the Notice of Resolution or, if the Dissenting Vasogen Shareholder does not receive a Notice of Resolution, within 20 days after learning that the Cervus Arrangement Resolution and the IPC Arrangement Resolution has been adopted, to send to New IPC a written notice (a “Demand Notice”) containing the Dissenting Vasogen Shareholder’s name and address, the number of Vasogen Shares in respect of when it dissents and a demand for payment of the fair value of such Vasogen Shares. A Dissenting Vasogen Shareholder must within 30 days after sending the Demand Notice, send the certificates representing the Vasogen Shares in respect of which it is dissenting to New IPC or is transfer agent or else the Dissenting Vasogen Shareholder will lose its right to make a claim for the fair value of such Vasogen Shares.  If a Dissent Right is being exercised by someone other than the beneficial owner of Vasogen Shares, this Demand Notice must be signed by such beneficial owner.

On sending the Demand Notice, a Dissenting Vasogen Shareholder ceases to have any rights as a Vasogen Shareholder except the right to be paid the fair value of its Dissenting Shares, except where the Dissenting Vasogen Shareholder withdraws its Demand Notice before New IPC sends its Offer to Purchase (as defined below) or Vasogen decides not to proceed with the Arrangement, in which case, such shareholder’s rights are reinstated as of the date it sent the Demand Notice.

New IPC shall, not later than seven days after the later of the date on which the Arrangement becomes effective or the date New IPC receives a Demand Notice, send to each Dissenting Vasogen Shareholder a written offer (the “Offer to Purchase”) to pay for the Dissenting Shares in an amount considered by the directors of New IPC to be the fair value thereof, accompanied by a statement and showing how the fair value was determined.  Every Offer to Purchase shall be on the same terms.  Dissenting Vasogen Shareholders who accept the Offer to Purchase will, unless such payments prohibited by the CBCA, be paid within 10 days of acceptance, but any Offer to Purchase lapses if New IPC does not receive an acceptance thereof within 30 days after the date on which the Offer to Purchase was made.

If New IPC fails to make the Offer to Purchase, or a Dissenting Vasogen Shareholder fails to accept the Offer to Purchase, New IPC may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to Court to fix a fair value for the Dissenting Shares of any Dissenting Vasogen Shareholder.  Upon any such application by New IPC, New IPC shall notify each affected Dissenting Vasogen Shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.  If New IPC fails to make such an application, a Dissenting Vasogen Shareholder has the right to so apply within a further period of 20 days or within such further period as the Court may allow.  All Dissenting Vasogen Shareholders whose Dissenting Shares have not been purchased by New IPC will be joined as parties to the application and will be bound by the decision of the Court.  The Court may determine whether any other person is a Dissenting Vasogen Shareholder who should be joined as a party and the Court will fix a fair value for the Dissenting Shares of all Dissenting Vasogen Shareholders.

If a Dissenting Vasogen Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, New IPC will return to the Dissenting Vasogen Shareholder the certificates representing the Dissenting Shares that were delivered to New IPC, if any, and if the Arrangement is completed, that Dissenting Vasogen Shareholder will be deemed to have participated in the Arrangement on the same terms as a Vasogen Shareholder.

If a Dissenting Vasogen Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Vasogen will return to the Dissenting Vasogen Shareholder the certificates delivered to Vasogen by the Dissenting Vasogen Shareholder, if any.

Vasogen Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

All notices of dissent to the Arrangement pursuant to Section 190 of the CBCA should be sent to Vasogen Inc., c/o McCarthy Tétrault LLP at 66 Wellington Street West, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario, Canada M5K 1E6, Attention: Geoff Hall.

VOTING INFORMATION AND GENERAL PROXY MATTERS FOR IPC US SHAREHOLDERS

Solicitation of Proxies

This Joint Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of IPC US for use at the IPC US Meeting and any adjournment(s) or postponement(s) thereof.  No person has been authorized to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the IPC US Meeting other than those contained in this Joint Circular and, if given or made, any such information or representation must not be relied on as having been authorized.  All costs associated with the solicitation of proxies by or on behalf of management of IPC US will be borne by IPC US.

Appointment and Revocation of Proxies

Accompanying this Joint Circular is a form of proxy for use at the IPC US Meeting.  If you are unable to attend the IPC US Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to John Allport, Vice-President Legal Affairs and Licencing of IntelliPharmaCeutics Ltd. at 30 Worcester Road, Toronto, Ontario, fax: (416) 798-3007.  A form of proxy must be received by IPC US at or prior to the IPC US Meeting or, if the IPC US Meeting is adjourned or postponed, not later than the time of the adjourned or postponed IPC US Meeting, or any further adjournment or postponement thereof.  Failure to so deposit a form of proxy shall result in its invalidation.  Late proxies may be accepted or rejected by the chairman of the IPC US Meeting at his discretion, however the chairman is under no obligation to accept or reject any particular late proxy.

The persons named in the enclosed form of proxy are directors or officers of IPC US.  An IPC US shareholder wishing to appoint a person (who need not be an IPC US shareholder) to represent such IPC US shareholder at the IPC US Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and in either case sending or delivering the properly completed and signed form of proxy to IPC US prior to the IPC US Meeting or, if the IPC US Meeting is adjourned or postponed, not later than the time of the adjourned or postponed IPC US Meeting, or any further adjournment or postponement thereof, in accordance with the delivery procedures noted above.

An IPC US shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast at the IPC US Meeting pursuant to its authority by an instrument in writing executed by such IPC US shareholder or by his or her attorney duly authorized in writing or, if the IPC US shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited either at the above-mentioned office of IPC US on or before the last Business Day preceding the day of the IPC US Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the IPC US Meeting on the day of the IPC US Meeting, or any adjournment(s) or postponement(s) thereof.

Signature of Proxy

The form of proxy must be executed by the IPC US shareholder or his or her attorney authorized in writing, or if the IPC US shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with IPC US).

Exercise of Discretion of Proxy

On any ballot that may be called for at the IPC US Meeting, the persons named in the accompanying form of proxy will vote (or withhold from voting) the IPC US Shares in respect of which they are appointed in accordance with the direction of the IPC US shareholder appointing them and, if the IPC US shareholder specifies a choice with respect to any matter to be acted upon which the holders of such shares are entitled to vote, the IPC US Shares will be voted accordingly.  In the absence of such direction, such IPC US Shares will be voted FOR the approval of the IPC US Merger Resolution.  The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the IPC US Meeting.  As at the date of this Joint Circular, management of IPC US knows of no such amendments, variations or other matters to be brought before the IPC US Meeting.

Advice to Non-Registered IPC US Shareholders

Only registered IPC US Shareholders (i.e. stockholders of record) or the persons they appoint as their proxies are permitted to vote at the IPC US Meeting.  Some of the IPC US Shareholders are non-registered IPC US Shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust corporation through which they purchased the shares.  IPC US Shares beneficially owned by a non-registered IPC US shareholder are registered either: (i) in the name of an intermediary that the non-registered IPC US shareholder deals with in respect of the IPC US Shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.  In accordance with applicable securities law requirements, IPC US will have distributed copies of the notice of meeting and this Joint Circular, among other things (collectively, the “IPC US Meeting Materials”) to the clearing agencies and intermediaries for distribution to non-registered IPC US Shareholders.

Intermediaries are required to forward the IPC US Meeting Materials to non-registered IPC US Shareholders unless a non-registered IPC US shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the IPC US Meeting Materials to non-registered IPC US Shareholders.  Generally, non-registered IPC US Shareholders who have not waived the right to receive IPC US Meeting Materials will be given a voting instruction form which is not signed by the intermediary and which, when properly completed and signed by the non-registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the intermediary must follow.  Non-registered IPC US Shareholders should follow carefully the instructions provided in the voting instruction form by using one of the described methods provided to vote their IPC US Shares.

The purpose of this procedure is to permit non-registered IPC US Shareholders to direct the voting of the IPC US Shares they beneficially own.  Should a non-registered IPC US shareholder who receives the above form wish to vote at the IPC US Meeting in person (or have another person attend and vote on behalf of the non-registered IPC US shareholder), the non-registered IPC US shareholder should follow the instructions provided by his or her broker, custodian, nominee or other intermediary or its service company.  A non-registered IPC US shareholder should carefully follow the instructions of his or her broker, custodian, nominee or other intermediary or its service company, as the case may be, including those regarding when and where the voting instruction form is to be delivered.

If you are a beneficial owner of shares (i.e. a non registered owner) who wishes to vote in person at the IPC US Meeting you must obtain a legal proxy from your broker, banker, or other intermediary and present it to the inspector of election with your ballot to be able to vote at the IPC US Meeting.

A non-registered IPC US shareholder who wishes to revoke a waiver of the right to receive IPC US Meeting Materials and to vote his or her IPC US Shares, change his or her vote or revoke a voting instruction form must, in sufficient time in advance of the IPC US Meeting, provide written notice to his or her broker, custodian, nominee or other intermediary or its service company, as the case may be, and follow the instructions provided by such intermediary or service company.

Voting Securities and Principal Holders of Voting Securities

As at the date hereof, 6,023,944 IPC US Common Shares and 10,850,000 IPC US Special Voting Shares were issued and outstanding.  Each IPC US Common Share and each IPC US Special Voting Share entitles the registered holder thereof to one vote on all matters to be acted upon at the IPC US Meeting.  The record date for the determination of IPC US Shareholders entitled to receive notice of the IPC US Meeting has been fixed at September 21, 2009.  In accordance with the provisions of the DGCL, IPC US will prepare a list of registered holders of IPC US Shares as of such record date.  Each registered holder of IPC US Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the IPC US Meeting.  All such registered holders of IPC US Shares of record are entitled either to attend and vote thereat in person the respective IPC US Shares held by them or, provided a completed and executed proxy shall have been delivered to the registered office of IPC US or Jersey Transfer within the time specified in the attached notice of meeting, to attend and vote thereat by proxy the respective IPC US Shares held by them.

To the knowledge of the directors and executive officers of IPC US, as of the date hereof the only persons that beneficially own, directly or indirectly, or control or direct voting securities of IPC US carrying more than 10% of the voting rights attached to the voting securities of IPC US are as follows:

Name	Number of IPC US Special Voting Shares	Percentage of Issued and Outstanding IPC US Special Voting Shares
IntelliPharmaCeutics Inc.(1)	10,850,000	100%

(1)               A privately-held company owned and controlled by Drs. Isa and Amina Odidi and their family trust, to be renamed “Odidi Holdings Inc.” in connection with the IPC Arrangement.

Approval Agreements

Certain IPC US Shareholders have entered into agreements pursuant to which each of them has agreed to vote any IPC US Shares he or she holds in favour of the IPC US Merger Resolution.  These IPC US Shareholders own, in the aggregate, approximately 60% of the issued and outstanding IPC US Common Shares and 100% of the issued and outstanding Special Voting Shares and accordingly, represent sufficient votes to assure the approval of the IPC US Merger Resolution at the IPC US Meeting.

Interests of Certain Persons in the IPC Arrangement and Merger

Certain directors and senior officers of IPC US have interests in the IPC Arrangement and Merger that are different from the interests of IPC US Shareholders generally.  These interests relate primarily to the appointment of certain IPC US directors and officers as directors and officers of New IPC following completion of the Arrangement and Merger and the exchange of certain IPC US Options for options to acquire shares of New IPC and the possible repayment by New IPC of certain loans made by such persons to the IPC Companies.  For details in respect of these interests, see “The Arrangement and Merger — Interests of Certain Persons in the Arrangement — IPC US Directors and Officers”.

Date, Time and Place of the IPC US Meeting

The IPC US Meeting will be held at 11:30 a.m. (Eastern Time) on October 19, 2009 at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington St. West, Toronto, Ontario, Canada.

Matters to Be Considered

At the IPC US Meeting, IPC US Shareholders will be asked to consider and, if deemed advisable, to pass a resolution approving the Merger, pursuant to which Vasogen US will be merged with and into IPC US, the separate existence of Vasogen US will cease and IPC US will continue as the surviving corporation in the Merger under the name “IntelliPharmaCeutics Ltd.”.  See Appendix “E” to this Joint Circular for the full text of the IPC US Merger Resolution.

Quorum and Votes Required

The presence of persons entitled to vote at the IPC US Meeting, either as shareholder or proxyholder, and holding or representing more than one-third of the outstanding shares of IPC US having voting power will constitute a quorum for the IPC US Meeting.

Approval of the IPC US Merger Resolution requires the affirmative vote of holders of a majority of the IPC US Common Shares and the IPC US Special Voting Shares entitled to vote at the IPC US Meeting, voting as separate classes.  The IPC US Board has determined that the Arrangement and Merger are in the best interests of IPC US and unanimously recommends that IPC US Shareholders vote “FOR” the approval of the IPC US Merger Resolution.

PROXIES RECEIVED PURSUANT TO THIS SOLICITATION WILL BE VOTED “FOR” THE IPC US MERGER RESOLUTION, UNLESS THE IPC US SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER IPC US SHARES ARE TO BE VOTED AGAINST SAID RESOLUTION.

Appraisal Rights of IPC US Shareholders

In connection with the Merger, holders of record of IPC US Shares who comply with the procedures summarized below will be entitled to appraisal rights for their IPC US Shares if the Merger is completed.  Under Section 262 of the DGCL (“Section 262”), as a result of completion of the Merger, holders of IPC US Shares with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving shares of New IPC, to be paid the “fair value” of their shares at the effective time of the Merger (the “Merger Effective Time”) (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them in cash.  IPC US is required to send a notice to each IPC US shareholder of the availability of appraisal rights not less than twenty days prior to the special meeting.  This Joint Proxy Circular constitutes such notice to IPC US Shareholders.

The following is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights.  This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this Joint Circular as Appendix “O”.  The following summary does not constitute any legal or other advice nor does it constitute a recommendation that IPC US Shareholders exercise their appraisal rights, if any, under Section 262.

IPC US Shareholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.

An IPC US shareholder who desires to exercise appraisal rights must (i) not vote in favour of adoption of the Merger Agreement and (ii) deliver in the manner set forth below a written demand for appraisal of its IPC US Shares to IPC US before the vote on the IPC US Merger Resolution at the IPC US Meeting.  While a vote against the Merger or an abstain will satisfy the condition specified in subparagraph (i) it will not satisfy the condition specified in subparagraph (ii).  Any IPC US shareholder who votes in favour of adoption of the merger agreement will forfeit their right to seek appraisal of their IPC US Shares.  The return of a signed proxy card that does not specify abstinence or a vote against the IPC US Merger resolution shall constitute a vote in favour and result in the loss of appraisal rights.

A demand for appraisal must be executed by or for the IPC US shareholder, fully and correctly, as the IPC US shareholder’s name appears on the certificates representing the shares.  If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary.  If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners.  An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for an IPC US shareholder or record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.  In addition, the IPC US shareholder must continuously hold the IPC US Shares of record from the date of making the demand through the Merger Effective Time.

A person, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner.  In that case, the written demand must set forth the number of shares covered by the demand.  Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the IPC US Merger Resolution at the IPC US Meeting.  A beneficial owner of shares held in street name who desires to assert appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares.  Shares held through banks, brokerage firms and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., the Depositary Trust Company’s nominee.  Any IPC US shareholder desiring to assert appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder.  The IPC US shareholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform the IPC US of the identity of the IPC US shareholder of record (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

IPC US Shareholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: IntelliPharmaCeutics Ltd., 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, Attention: Corporate Secretary.  The written demand for appraisal should specify the IPC US shareholder’s name and mailing address, the number of shares owned, and that the IPC US shareholder is demanding appraisal of his or her shares.  The written demand must be received by IPC US prior to the taking of the vote on the IPC US Merger Resolution at the IPC US Meeting.  Neither voting (in person or by proxy) against, abstaining from voting on the IPC US Merger Resolution at the IPC US Meeting will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

In addition, the IPC US shareholder must not vote the IPC US Shares in favour of the IPC US Merger Resolution.  A proxy that is signed and does not contain voting instructions will, unless revoked, be voted in favour of the IPC US Merger Resolution, will constitute a waiver of that IPC US shareholder’s right of appraisal and will nullify any previously written demand for appraisal.  Therefore, an IPC US shareholder who submits a proxy and who wishes to exercise appraisal rights must indicate that such IPC US shareholder’s shares are to be voted against the IPC US Merger Resolution or to abstain from voting on that resolution.

Within 10 days after the Merger Effective Time, IPC US, as the surviving corporation in the Merger, must notify each holder of IPC US Shares who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favour of the IPC US Merger Resolution, that the Merger has become effective.

Within 120 days after the Merger Effective Time, but not thereafter, either IPC US, as the surviving corporation in the Merger, or any IPC US shareholder who has timely and properly demanded appraisal of such IPC US shareholder’s shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the IPC US Shares of all IPC US Shareholders who have properly demanded appraisal.  IPC US, as the surviving corporation, has no obligation, and no present intention, to file such a petition and holders of IPC US Shares should not assume that IPC US will file a petition. Accordingly, it will be the obligation of the holders of IPC US Shares to initiate all necessary action to perfect their appraisal rights in respect of their IPC US Shares within the time prescribed in Section 262.  The failure of an IPC US shareholder to file a petition within the specified period could nullify the IPC US shareholder’s previously written demand for appraisal since if a petition for appraisal is not timely filed, then the right to an appraisal will cease.  A person who is the beneficial owner of IPC US Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file such a petition.

Within 120 days after the Merger Effective Time, any IPC US shareholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favour of the IPC US Merger Resolution and with respect to which IPC US has received demands for appraisal, and the aggregate number of holders of those IPC US Shares.  The surviving company must mail this statement to the IPC US shareholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for an appraisal is timely filed by a holder of IPC US Shares, a copy thereof is served upon IPC US, as the surviving corporation, after a hearing on such petition, the Delaware Court of Chancery will determine which IPC US Shareholders are entitled to appraisal rights and may require the IPC US Shareholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings, and any IPC US shareholder who fails to comply with such direction may be dismissed from such proceedings.  The Delaware Court of Chancery thereafter will appraise the IPC US Shares owned by those IPC US Shareholders, determining the fair value of the IPC US Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors.  In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company”.  The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger and which throw any light on future prospects of the merged corporation .  .  .”.  The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered”.  The Delaware Supreme Court noted, however, that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger”.  In Cede & Co v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value”, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.

IPC US Shareholders considering seeking appraisal should bear in mind that the fair value of the IPC US Shares determined under Section 262 could be more than, the same as, or less than the value of the shares of New IPC which they are entitled to receive pursuant to the Merger if they do not seek appraisal of the IPC US Shares.  In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose IPC US Shares have been appraised.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances.  Upon application of an IPC US shareholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such IPC US shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal.  In the absence of such a determination of assessment, each party bears its own expenses.

From and after the Merger Effective Time, no IPC US shareholder who has demanded appraisal rights shall be entitled to vote any IPC US Shares subject thereto for any purpose or to receive payment of dividends or other distributions thereon (except dividends or other distributions payable to the IPC US Shareholders of record at a date prior to the Merger Effective Time).

At any time within 60 days after the date of completion of the Merger, any former IPC US shareholder of IPC US who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such IPC US shareholder’s demand for appraisal and to accept the New IPC Shares as provided in the Merger Agreement.  After this period, the IPC US shareholder may withdraw such IPC US shareholder’s demand for appraisal and receive the New IPC Shares as provided in the Merger Agreement only with the written consent of the surviving corporation in the Merger.  If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, IPC US Shareholders’ rights to appraisal shall cease and all IPC US Shareholders shall be entitled only to receive the New IPC Shares as provided in the Merger Agreement.  In as much as the parties to the Merger Agreement have no obligation to file such a petition, and have no present intention to do so, any IPC US shareholder who desires that such petition be filed is advised to file it on a timely basis.  No appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any IPC US shareholder without the approval of the Delaware Court of Chancery, which may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The above is only a summary and is expressly subject to the provisions of Section 262 of the DGCL, the full text of which is reproduced in its entirety in Appendix “O” to this Joint Circular.  IPC US is not required to notify, and IPC US will not notify, IPC US Shareholders of the time periods within which action must be taken in order for an IPC US shareholder to perfect the IPC US shareholder’s appraisal rights.  It is recommended that any IPC US shareholder wishing to exercise appraisal rights should seek legal advice, as failure to comply strictly with the provisions of the DGCL may result in the loss or unavailability of the appraisal rights.

THE ARRANGEMENT AND MERGER

Overview of the Arrangement and Merger

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement the current form of which is attached hereto as Appendix “A” to this Joint Circular and which may be further amended and adjusted in accordance with the Cervus Arrangement Agreement and the IPC Arrangement Agreement each of which are incorporated by reference in this Joint Circular.  Each of these documents should be read carefully in their entirety.

If the Cervus Arrangement Resolution, the IPC Arrangement Resolution and the IPC US Merger Resolution are passed, and all other conditions to the closing of the Arrangement and Merger are satisfied or waived, the Arrangement will be implemented by way of a Court-approved plan of arrangement under the CBCA.  Pursuant to the Plan of Arrangement, at the Effective Time, the following transactions, among others, will occur:

(a)                                  at the Effective Time, the Vasogen Shares held by Dissenting Vasogen Shareholders will be transferred to Vasogen and such Dissenting Vasogen Shareholders shall cease to be the holders of Vasogen Shares and to have any rights as holders of Vasogen Shares other than the right to be paid fair value for such Vasogen Shares by New Vasogen;

Cervus Arrangement Steps

(b)                                 one minute following the Effective Time, the Cervus GP Shares held by Dissenting Cervus GP Shareholders will be transferred to Cervus GP and such Dissenting Cervus GP Shareholders shall cease to be the holders of such Cervus GP Shares and to have any rights as holders of Cervus GP Shares other than the right to be paid fair value for such Cervus GP Shares by Cervus GP;

(c)                                  two minutes following the Effective Time, the Cervus LP Agreement shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described in the Plan of Arrangement;

(d)                                 three minutes following the Effective Time, Vasogen shall transfer, assign and convey the Divested Assets to Vasogen Subco and, in consideration thereof, Vasogen Subco shall assume the Transferred Liabilities as well as issue to Vasogen 100 Vasogen Subco Shares pursuant to the Divestiture Agreement;

(e)                                  four minutes following the Effective Time, the initial New Vasogen Share issued to Vasogen shall be transferred to New Vasogen without consideration and, upon such transfer, such New Vasogen Share shall be immediately cancelled;

(f)                                    five minutes following the Effective Time, each Vasogen Share (excluding those held by Dissenting Vasogen Shareholders) shall be transferred to New Vasogen in exchange for the issuance of one New Vasogen Share;

(g)                                 six minutes following the Effective Time,

(i)                                     New Vasogen will adopt the New Vasogen Option Plan;

(ii)                                  each outstanding Vasogen Option will be exchanged for New Vasogen Options on the basis of one New Vasogen Option for each Vasogen Option held and the exercise price per New Vasogen Share will be determined as specified in the Plan of Arrangement;

(iii)                               each Vasogen 2005 Warrant will be transferred to Vasogen and cancelled in exchange for the payment by New Vasogen to each holder of such Vasogen 2005 Warrants of U.S.$0.021 multiplied by the number of Vasogen Shares to which such Vasogen 2005 Warrants relate;

(iv)                              each of the Vasogen 2006-7 Warrants will become New Vasogen Warrants on the basis of one New Vasogen Warrant for each Vasogen 2006-7 Warrant held; and

(v)                                 each of the Vasogen DSUs will be exercised for such number of New Vasogen Shares on the basis of as if they had been exercised for Vasogen Shares that the holder would have been entitled to as is determined under the Vasogen DSUP;

(h)                                 seven minutes following the Effective Time, Cervus shall loan to Vasogen the Cervus Loan Amount and Vasogen will issue and deliver to Cervus the Cervus Loan Promissory Note;

(i)                                     eight minutes following the Effective Time, Vasogen will subscribe for such number of Vasogen Subco Shares as there are Vasogen Shares outstanding as at such time, in consideration for the Cervus Loan Amount;

(j)                                     nine minutes following the Effective Time, the articles of Vasogen will be amended, among other things, to (i) change the name of Vasogen to “Cervus Equipment Corporation”; (ii) amend the Vasogen Shares to become the “Vasogen Redeemable Shares”; (iii) create an unlimited number of the “Cervus Equipment Corporation New Common Shares”, a

new class of common shares of Vasogen; (iv) create an unlimited number of “Preferred Shares”, a new class of preferred shares of Vasogen issuable in series; (v) designate that the rights, privileges, conditions and restrictions attaching to such share classes;

(k)                                  ten minutes following the Effective Time, the Cervus Units shall be transferred to Vasogen in exchange for Cervus Equipment Corporation New Common Shares issued on the basis of three Cervus Equipment Corporation New Common Shares for each two Cervus Units transferred;

(l)                                     eleven minutes after the Effective Time, the Cervus GP Shares (excluding those held by Dissenting Cervus GP Shareholders) shall be transferred to Vasogen in exchange for $1.00 per Cervus GP Share so transferred;

(m)                               twelve minutes after the Effective Time, each Cervus Out-of-the-Money Option shall be transferred to Cervus and cancelled in exchange for the payment by Cervus to each Cervus Optionholder of $0.001 multiplied by the number of Cervus Units to which the Cervus Optionholder’s Cervus Out-of-the-Money Options relate;

(n)                                 thirteen minutes after the Effective Time, each Cervus In-the-Money Option shall be transferred to Cervus and cancelled in exchange for an option to acquire Cervus Equipment Corporation New Common Shares, the terms of which shall effectively entitle the holder upon exercise to receive, for the same aggregate consideration and at the same time in relation to the Cervus In-the-Money Option, the aggregate number Cervus Equipment Corporation New Common Shares, such holder would have otherwise been entitled to receive, if on the Effective Date, the holder had been the registered holder of the number of Cervus Units to which such holder was entitled to subscribe for and purchase pursuant to the Cervus In-the-Money Option;

(o)                                 fourteen minutes after the Effective Time, each three Cervus Deferred Units shall be exchanged for two Cervus Corporation Deferred Share Rights;

(p)                                 fifteen minutes after the Effective Time, the incumbent directors of Vasogen will, and will be deemed to, have resigned and be replaced, as directors by the directors of Cervus GP;

(q)                                 sixteen minutes following the Effective Time, Vasogen will redeem the Vasogen Redeemable Shares and the redemption price of the Vasogen Redeemable Shares will be satisfied by Vasogen distributing all of the Vasogen Subco Shares at a rate of one Vasogen Subco Share for each Vasogen Redeemable Shares;

(r)                                    seventeen minutes following the Effective Time, Vasogen Subco shall be wound-up and shall transfer to New Vasogen all of its property, liabilities and assets;

(s)                                  eighteen minutes following the Effective Time, Vasogen Subco will be dissolved;

(t)                                    the auditors of Vasogen will be KPMG LLP;

IPC Arrangement Steps

(u)                                 nineteen minutes following the Effective Time:

(i)                                     all of the IPC US Special Voting Shares shall be transferred to IPC Newco in exchange for one IPC Newco Share; and

(ii)                                  all of the IPC Opco Convertible Voting Shares shall be transferred to IPC Newco in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC Opco Convertible Voting Shares on the basis of one IPC Newco Share for each IPC Opco Convertible Voting Share so transferred;

(v)                                 twenty minutes following the Effective Time the IPC US Common Shares held by Canadian resident shareholders shall be transferred to IPC Newco in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC US Common Shares on the basis of one IPC Newco Share for each IPC US Common Share so transferred;

(w)                               twenty-one minutes after the Effective Time IPC Newco and New Vasogen shall be amalgamated (the “Amalgamation”) and, shall continue as New IPC with the name of “IntelliPharmaCeutics International Inc.” and on the Amalgamation, among other things:

(A)                              each IPC Newco Share shall become a number of New IPC Shares within the range of 0.419296 and 0.83859 (assuming completion of the Cervus Arrangement) with the specific number in such range to be determined by the IPC US Board and agreed to by Vasogen at or prior to the date of the Vasogen Meeting (the “IPC Exchange Ratio”);

(B)                                each New Vasogen Share shall become a number of New IPC Shares within the range of 0.05 and 0.10 with the specific number in such range to be determined by the Vasogen Board and agreed to by IPC US at or prior to the date of the Vasogen Meeting (the “Vasogen Exchange Ratio”);

(C)                                New IPC will adopt the New Vasogen Option Plan;

(D)                               each outstanding New Vasogen Option will be exchanged for such number of New IPC Options for each New Vasogen Option held as is determined on the basis of the Vasogen Exchange Ratio and the exercise price per New IPC Share issuable upon exercise of each New IPC Option will be equal to the quotient obtained by dividing the exercise price per New Vasogen Share of such New Vasogen Option by such Vasogen Exchange Ratio, rounded up to the nearest whole cent;

(E)                                 each of the New Vasogen Warrants will become such number of New IPC Warrants for each New Vasogen Warrant as is determined on the basis of the Vasogen Exchange Ratio;

(x)                                   twenty-two minutes following the Effective Time and subject to the completion of the Merger and pursuant to the terms of the Merger Agreement, New IPC will issue New IPC Shares to the former IPC US Shareholders in respect of the remaining IPC US Shares outstanding prior to giving effect to the Merger with New IPC Shares issued for IPC US Common Shares on the basis of the IPC Exchange Ratio;

(y)                                 also twenty-two minutes following the Effective Time, subject to the completion of the Merger and pursuant to the terms of the Merger Agreement outstanding IPC US Options will be exchanged for New IPC Options on the following basis:

(i)                                     the number of New IPC Shares subject to each New IPC Option shall be determined by applying the IPC Exchange Ratio to the number of IPC US Common Shares subject to each IPC US Option; and

(ii)                                  the exercise price per New IPC Share issuable upon exercise of each New IPC Option shall be equal to the quotient obtained by dividing the exercise price per IPC US Common Share of such IPC US Option by IPC Exchange Ratio, rounded up to the nearest whole cent; and

(z)                                   the initial auditors of New IPC will be Deloitte and Touche LLP.

Full particulars of the Arrangement are contained in the Plan of Arrangement attached as Appendix “A” to this Joint Circular.

The Merger

If the IPC US Merger Resolution is passed and all other conditions to the closing of the Arrangement and the Merger are satisfied or waived, the Merger will be effected coincident with the Arrangement in accordance with the terms of the Merger Agreement.  Pursuant to the Merger, IPC Newco US will be merged with and into IPC US, and IPC US shall continue as the surviving corporation in the Merger under the name “IntelliPharmaCeutics Ltd.”.  Other than in respect of its name, the certificate of incorporation and the by-laws of the surviving corporation will be identical to the certificate of incorporation and by-laws of IPC Newco US.  All of the property, rights, privileges, powers and franchises of IPC US and IPC Newco US shall vest in the surviving corporation and all debts, liabilities and duties of IPC US and IPC Newco US shall become the debts, liabilities and duties of the surviving corporation.  Following completion of the Merger and Arrangement, the surviving corporation will be wholly-owned by New IPC.

At the Merger Effective Time, by virtue of the Merger and the Arrangement, and without any further action of the part of any party, the following shall occur:

(i)                                     any IPC US Common Shares held as treasury stock or owned by IPC US immediately prior to the Merger Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered or paid in exchange therefor;

(ii)                                  each IPC US Special Voting Share issued and outstanding immediately prior to the Merger Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered or paid in exchange therefor; and

(iii)                               each IPC US Common Share issued and outstanding immediately prior to the Merger Effective Time (excluding shares cancelled pursuant to (i) and (ii) above, IPC US Common Shares held by New IPC and IPC US Common Shares in respect of which Appraisal Rights have been sought) shall be automatically converted solely into the right to receive a number of New IPC Shares in accordance with the Plan of Arrangement.

Post Arrangement and Merger

Immediately following completion of the Arrangement and Merger, IPC Opco, Vasogen Ireland, Vasogen US and the corporation surviving the Merger will be wholly-owned subsidiaries of New IPC.  Assuming (i) there are no shareholders of IPC US or Vasogen who exercise their appraisal or dissent rights, (ii) no IPC US Shares or Vasogen Shares are issued during the period between the date of this Joint Circular and the

Effective Date (other than an estimated 541,575 New Vasogen Shares to be issued upon exercise of Vasogen DSUs and certain IPC US Common Shares to be issued to a broker by IPC US in connection with the IPC Arrangement), (iii) completion of the Cervus Arrangement, and (iv) a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061, then there will be approximately 11,030,843 New IPC Shares outstanding of which approximately 9,486,525 New IPC Shares (approximately 86%) will be held by the former holders of IPC US Shares and approximately 1,544,318 New IPC Shares (approximately 14%) will be held by the former Vasogen Shareholders.  The number of New IPC Shares outstanding upon completion of the Arrangement and Merger to be held by the former holders of IPC US Shares and former Vasogen Shareholders may vary depending on the IPC Exchange Ratio and the Vasogen Exchange Ratio to be determined within the range specified in this Joint Circular.

The business of New IPC will consist primarily of the business of IPC Opco, together with the cash resources of Vasogen.  New IPC will retain ownership of Vasogen’s intellectual property, however, the development focus is expected to be principally on IPC’s current product pipeline.

In the event that only the IPC Arrangement is completed and assuming a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 1.046615, there will be approximately 19,303,975 New IPC Shares issued and outstanding of which approximately 1,544,318 (approximately 8%) New IPC Shares will be held by former Vasogen Shareholders and approximately 17,759,657 (approximately 92%) New IPC Shares will be held by former holders of IPC US Shares.

It is a condition to the closing of the IPC Arrangement that upon completion of the IPC Arrangement the New IPC Shares be (i) listed for trading on the TSX or the TSX Venture Exchange, and (ii) listed for trading on NASDAQ or, if such NASDAQ listing cannot be maintained, application will have been made to have the New IPC Shares quoted for trading on the OTCBB.  As at the date of this Joint Circular applications have been made to list the New IPC Shares on the TSX and to list the New IPC Shares on NASDAQ.  There can be no assurance that approvals will be obtained in respect of such listing and quotation and there can be no assurance that if such approvals are not obtained, that the parties will not waive such condition in whole or in part.  As of the date hereof, New IPC does not have conditional listing approval for any stock exchange or market.  See “Risk Factors” and “The Arrangement and Merger — IPC Arrangement Agreement — Conditions of Closing”.

Implementation of Only the Cervus Arrangement

If the Cervus Arrangement Resolution is passed but the IPC Arrangement Resolution and/or the IPC US Merger Resolution are not passed or other conditions to the IPC Arrangement are not satisfied or waived, and all other conditions to the closing of the Cervus Arrangement are satisfied or waived, then the Plan of Arrangement will be amended in accordance with section 6.1(b) of the Cervus Arrangement Agreement to exclude the “IPC Arrangement Steps” and the remainder of the Plan of Arrangement will be modified as applicable to give effect to the removal of such steps, provided however, that (i) the exchange ratio of New Vasogen Shares for Vasogen Shares in step (f) described above (see “The Arrangement and Merger — Overview of the Arrangement and Merger”) will be amended to give effect to a share consolidation such that each Vasogen Share will be exchanged for a number of New Vasogen Shares within the range of 0.166667 to 1.00, with the specific number to be determined by the Board at or prior to the Vasogen Board meeting, and (ii) the corresponding exchange ratios in step (g) in respect of Vasogen Options, Vasogen 2006-7 Warrants and Vasogen DSUs will be modified in the same manner.  The Cervus Arrangement will then be implemented by way of such a Court-approved Plan of Arrangement under the CBCA.  Pursuant to the modified Plan of Arrangement, at the Effective Time, the “Cervus Arrangement Steps”, among others, will occur in the order specified above.

Pursuant to a letter dated September 18, 2009, the TSX conditionally approved the listing of the New Vasogen Shares (in the event only the Cervus Arrangement is completed) under the symbol “VAS”, including the New Vasogen Shares that would be listed upon exercise of New Vasogen Options and New Vasogen Warrants subject to the satisfaction of the customary requirements of the TSX as soon as possible on or prior to the Effective Date.  See “Risk Factors”.

Further, if only the Cervus Arrangement is completed, the New Vasogen Option Plan will be adopted in the form of the New Option Plan with applicable changes to give effect to the change of corporation and other matters.  See “Approval of the New Option Plan”.

Implementation of Only the IPC Arrangement

If the IPC Arrangement Resolution and the IPC US Merger Resolution are passed but the Cervus Arrangement Resolution or other conditions to the Cervus Arrangement are not satisfied or waived, and all other conditions to the closing of the IPC Arrangement are satisfied or waived, then the Plan of Arrangement will be amended in accordance with section 2.3 of the IPC Arrangement Agreement to exclude the “Cervus Arrangement Steps” and the remainder of the Plan of Arrangement will be modified as applicable to give effect to the removal of such steps, provided however, that (i) references to “New Vasogen” will be modified such that they refer to “Vasogen”, and (ii) references in step (w) above (see “The Arrangement and Merger — Overview of the Arrangement and Merger”) to the Vasogen Exchange Ratio will be within the range of 0.05 and 0.10, and to the IPC Exchange Ratio will be modified such that it is within the range of 0.784961 and 1.569923, with the specific number in such range to be determined by the Vasogen Board or the IPC US Board, as applicable, at or prior to the Vasogen Meeting and the corresponding exchange ratios in step (w)(D) and (E) above in respect of New Vasogen Options, New Vasogen 2006-7 Warrants and New Vasogen DSUs will be modified in the same manner.  The IPC Arrangement will then be implemented by way of a Court-approved plan of arrangement under the CBCA.  Pursuant to the modified Plan of Arrangement, at the Effective Time, the “IPC Arrangement Steps”, among others, will occur in the order specified above.

Fractional Shares

Pursuant to the Plan of Arrangement and the Merger, no fractional shares will be issued as a result of the Arrangement or the Merger.  In the event that a holder would otherwise be entitled to a fractional share upon completion of the Arrangement or the Merger, as the case may be, such fraction shall be rounded to the nearest whole number, with fractions of 0.50 rounded down.

Benefits of the Arrangement and Merger for Shareholders of Vasogen and IPC US

The Vasogen Board and the IPC US Board each believe that the Arrangement and Merger will offer a number of benefits to the shareholders of both Vasogen and IPC US, including the following:

•                                          assuming completion of the Cervus Arrangement, the resulting corporation will obtain an additional $7,500,000 in gross proceeds of non-dilutive financing;

•                                          the business of New IPC will primarily be the current business of IPC Opco, which will be strengthened with the addition of approximately $10,000,000 in Net Cash (as defined in the IPC Arrangement Agreement) to utilize for the operations of IPC Opco;

•                                          as a result of the Arrangement and Merger, the share structure of the IPC Companies will be simplified, since all the equity and voting shares of IPC US and IPC Opco will be owned, directly and indirectly, by New IPC and all other issued shares of the IPC Companies will cease to exist;

•                                          assuming completion of the Cervus Arrangement current Vasogen Shareholders will hold an approximate 14% equity interest in a company that develops controlled-release drug products which has filed one of application with the FDA and has other products in the process of clinical trials (if only the IPC Arrangement is completed, the Vasogen Shareholders will hold an approximate 8% equity interest);

•                                          IPC US Options and Vasogen Options will be exchanged for New IPC Options on an economically-equivalent basis; and

•                                          it is a condition to the closing of the IPC Arrangement that upon completion of the IPC Arrangement the New IPC Shares be (i) listed for trading on the TSX or the TSX Venture Exchange and (ii) listed for trading on NASDAQ or, if such NASDAQ listing cannot be maintained, application will have been made to have the New IPC Shares quoted for trading on the OTCBB.  As at the date of this Joint Circular applications have been made to list the New IPC Shares on the TSX and to list the New IPC Shares on NASDAQ.  There can be no assurance that approvals will be obtained in respect of such listing and quotation and there can be no assurance that if such approvals are not obtained, that the parties will not waive such condition in whole or in part.  As of the date hereof, New IPC does not have conditional listing approval for any stock exchange or market.  See “Risk Factors” and “The Arrangement and Merger — IPC Arrangement Agreement — Conditions of Closing”.

Background Regarding Vasogen in respect of the Arrangement and Merger

On April 14, 2008 Vasogen announced that it had implemented a strategic restructuring plan to significantly reduce its cash burn rate and focus its efforts on opportunities that the Vasogen Board and management believed were most likely to provide long-term shareholder value.  This plan re-focused Vasogen’s resources on the development of its VP series of drugs while Vasogen sought alternatives to fund further development of the Celacade™ System, Vasogen’s technology for the treatment of chronic heart failure.  On the same date Vasogen also announced that it had retained JMP to assist it in exploring other potential strategic alternatives with the goal of enhancing shareholder value.

During May 2008, JMP distributed a non-confidential information package to those parties who might have been interested in a potential transaction with Vasogen and began to reach out to a target list of companies.  In total JMP, at the instruction of Vasogen, reached out to approximately 100 companies with respect to Vasogen.  Where there was interest, a further non-confidential package was provided and, when appropriate, a confidentiality agreement was entered into.  During the period from June through August 2008, Vasogen conducted meetings with numerous companies that expressed interest in a potential strategic transaction with Vasogen.

On July 2, the Vasogen Board held a meeting during which it received an update on the status of the strategic review process.  There was discussion about the various companies that had been contacted and those that expressed interest in further discussions (including an affiliate of the IPC Companies).  At that meeting the Vasogen Board also reviewed the status of Vasogen’s VP series of drugs, development plans and required cash resources to continue to pursue the development of the VP series programs.  Taking all factors into consideration, the Vasogen Board decided that it would be in the best interest of Vasogen to reduce expenditures related to the development of the VP series of drugs pending the completion of the ongoing strategic review.  On July 3, Vasogen announced that it had implemented additional restructuring plans to further reduce its cash burn rate.

On July 31, 2008 the Vasogen Special Committee (then consisting of Dr. Eldon Smith, Tom Clarke, and David Elsley) met and began to short list the proposals that had been received to date.  JMP’s perspective was also independently sought on the proposals received.  The Vasogen Special Committee used various criteria to assess the proposals including:

•                                          the valuation placed on Vasogen and the potential target and the rationale for such valuations;

•                                          the combined company’s anticipated cash runway;

•                                          capital raised to date by the potential target;

•                                          current shareholders of the potential target;

•                                          financial analysis of the potential target;

•                                          prospective milestones and news flow of the potential target;

•                                          institutional investor attractiveness;

•                                          potential future dilution to Vasogen Shareholders;

•                                          the projected valuation of the resulting combined company;

•                                          development risk;

•                                          third party validation of technology;

•                                          pipeline of products in development;

•                                          existing investor support;

•                                          recent milestones achieved by the potential target;

•                                          strength of the potential target’s science/technology, clinical results where applicable, and management team;

•                                          stage of development of the potential target;

•                                          value, if any, placed on Vasogen’s intellectual property;

•                                          ability of the potential target to consummate a transaction; and

•                                          required public company infrastructure.

Based on these and other criteria and input from JMP, the Vasogen Special Committee ranked the proposals, developed a short list of companies and requested that Vasogen management follow up with these companies to gather further information.

Following a series of meetings, the Vasogen Special Committee narrowed the short list down to four potential target companies and scheduled face-to-face meetings for the week of August 25, 2008.  The Vasogen Special Committee met with three of these companies, including an affiliate of the IPC Companies.  The fourth company on the list withdrew itself from the process referencing the conditions of the equity markets.  At the conclusion of the week of August 25, the Vasogen Special Committee was unanimous in their view that the IPC Companies was the preferred option.  To avoid potential conflict of interest, Vasogen management had not participated in the selection process leading to the identification of the IPC Companies as the preferred option.  The Vasogen Special Committee advised the Vasogen Board of its recommendation with respect to the IPC Companies and the reasons for their recommendation.  These reasons included:

•                                          the IPC Companies proposal provided the highest valuation to Vasogen securityholders;

•                                          based on information made available in respect of the IPC Companies, it anticipated a comparatively short timeline to profitability and cash flow break even;

•                                          there was potential to develop significant shareholder value in the near term if the IPC Companies met even half of their anticipated financial milestones;

•                                          development risk was mitigated through a product portfolio which comprised 15 products in various stages of development, a number of which were partnered through funded arrangements;

•                                          IPC Opco’s first ANDA filing had been made with the FDA and market launch in the United States of the product subject of the ANDA was anticipated in 2010;

•                                          the IPC Companies had demonstrated proven expertise from a technical and product development standpoint;

•                                          the two major shareholders, Drs. Isa and Amina Odidi (holding over 60% of IPC US’s voting shares) were committed to be heavily vested in developing shareholder value; and

•                                          the IPC Companies demonstrated an ability to effectively control their cash burn rate in advancing their programs to date.

On September 9, 2008 the Board met and considered a number of issues with respect to a potential letter of intent with an affiliate of the IPC Companies including the duration of the exclusivity period, the expected timing of the due diligence and definitive agreement processes, the potential options should Vasogen not reach a definitive agreement with the IPC Companies.  The Board resolved to pursue a non-binding letter of intent with an affiliate of the IPC Companies while continuing to assess other options including the potential to realize value from Vasogen’s accumulated tax attributes.  During the subsequent negotiation of a non-binding letter of intent with an affiliate of the IPC Companies, the Vasogen Special Committee continued to communicate with other companies on the short list.

On October 15, 2008, the Vasogen Special Committee met to review a revised draft non-binding letter of intent from an affiliate of the IPC Companies, a revised proposal from another company on the short list and certain other strategic alternatives.  Representatives from JMP joined the call to provide their perspective on the non-binding letter of intent from an affiliate of the IPC Companies and the other alternatives being considered by the Vasogen Special Committee.  Vasogen’s tax advisors also joined the call to provide their perspective on certain other strategic alternatives involving Vasogen’s accumulated tax attributes.  The Vasogen Special Committee agreed to recommend to the Vasogen Board the execution of the non-binding letter of intent with an affiliate of the IPC Companies which was subsequently approved by the Vasogen Board.  A non-binding letter of intent was signed on October 17, 2008 with an affiliate of the IPC Companies and the companies proceeded to conduct due diligence and negotiate definitive agreements.

On November 25, 2008 the Vasogen Board met and was provided an update on the strategic initiatives, including an update on the discussions and the proposed transaction timeline with the IPC Companies.  The Vasogen Board also discussed alternatives to a transaction with the IPC Companies, including the potential to realize value from Vasogen’s accumulated tax attributes and a potential liquidation scenario.  The timing and risks of all alternatives were discussed.  The Board agreed that Vasogen should continue discussions with the IPC Companies and at the same time make inquires of its advisors as to the feasibility to realize value from Vasogen tax attributes.

A further meeting of the Vasogen Board was held on December 2, 2008 at which external counsel, JMP and Vasogen’s tax advisors attended.  The Vasogen Board was provided an update on the strategic initiatives.  After lengthy discussion the Vasogen Board (with the President and Chief Executive Officer declaring his potential conflict of interest and abstaining from the vote) authorized management to continue to work towards finalizing an agreement with the IPC Companies, while concurrently gathering further information that would be necessary should a strategy to realize value from Vasogen’s tax attributes be pursued.  Vasogen engaged PricewaterhouseCoopers LLP (“PWC”) to assist with respect to the tax attributes and related necessary analysis.

On December 31, 2008, Tom Clarke resigned from the Vasogen Special Committee and the Vasogen Board.  He was replaced on the Vasogen Special Committee by Terrence Gregg.

During December 2008 and January 2009 the Vasogen Special Committee and the Vasogen Board were provided with further updates on the strategic initiatives and met a number of times to address the status of the negotiations with the IPC Companies and the analysis being conducted by PWC.

On January 21, 2009 the Vasogen Special Committee met to review and consider a proposed engagement with PricewaterhouseCoopers Corporate Finance Inc. (“PWCCF”) to pursue opportunities to realize value from Vasogen’s accumulated tax attributes.  The status of outstanding issues with the IPC Companies along with the associated timeline risks was also reviewed.  On January 30, 2009, at the recommendation of the Vasogen Special Committee, the Vasogen Board authorized (with the President and Chief Executive Officer declaring his potential conflict of interest and abstaining from voting) Vasogen to enter into an engagement with PWCCF and at the same time continue negotiations with the IPC Companies.  Vasogen entered into an engagement letter with PWCCF on February 9, 2009.

In February, March and April 2009 the Vasogen Special Committee and the Vasogen Board met periodically, were provided with updates on strategic initiatives and provided direction to management in this regard.  During this time Vasogen entered non-disclosure agreements with five parties regarding potential to realize value from Vasogen’s tax attributes.  Discussions continued periodically with the IPC Companies during this period.

On April 29, 2009 a Vasogen Board meeting was held to review the status of the strategic review process.  At the conclusion of this meeting the Vasogen Board authorized management to continue the process with PWCCF and, once there was sufficient confidence in completing a transaction to realize value from Vasogen’s tax attributes, approach the IPC Companies and update the IPC Companies on the process that had been undertaken with respect to Vasogen’s tax attributes and discuss the potential of Vasogen completing both transactions.  Again, the President and Chief Executive Officer declared his potential conflict of interest in respect of this decision by the Vasogen Board and abstained from voting.  The Vasogen Board was provided with further updates through May 2009 with regards to the strategic initiatives.

At the annual meeting of Vasogen Shareholders, held on May 27, 2009, Terrance Gregg did not stand for re-election to the Vasogen Board.  As a result, John Villforth and Dr. Calvin Stiller were appointed to the Vasogen Special Committee.

On June 1, 2009, Vasogen received a non-binding letter of intent from a third party with respect to a non-dilutive financing that would involve Vasogen’s tax attributes.  On June 2, 2009, Vasogen advised the IPC Companies of the receipt of the letter of intent and requested a meeting to discuss the potential of Vasogen completing both transactions which would necessitate certain changes in the draft agreements between IPC and Vasogen.  On June 8, 2009 Vasogen received a second non-binding letter of intent from Cervus with respect to a non-dilutive financing that would involve Vasogen’s tax attributes.

On June 12, 2009, Vasogen signed the first non-binding letter of intent that was received and began a mutual due diligence process.  On June 25, 2009 the other party to the letter of intent for reasons specific to their organization, made a decision not to move forward any further and the letter of intent was terminated.

Vasogen’s advisors, PWCCF subsequently approached Cervus and on June 29, 2009, a non-binding letter of intent was signed with Cervus and the process of mutual due diligence and the drafting of definitive agreements were initiated, a process that continued during July and August.  Concurrently, the draft agreements between Vasogen and the IPC Companies were negotiated to reflect Vasogen completing both the transaction with Cervus and transaction with the IPC Companies.

On August 13, the Vasogen Special Committee met together with representatives of management, outside legal counsel and JMP to review the agreements with Cervus and the IPC Companies.  Outside legal counsel provided an overview of the draft agreements with both Cervus and the IPC Companies.  JMP presented an overview of the financial aspects of the transaction with the IPC Companies.  JMP then delivered orally, and subsequently confirmed in writing, its opinion that, as of August 13, 2009, and subject to the limitations and assumptions set forth in its opinion the IPC Exchange Ratio pursuant to the Plan of Arrangement was fair, from a financial viewpoint, to Vasogen.  The Vasogen Special Committee, after consultation with financial and legal advisors and after careful consideration of various factors described below, under the heading “The Arrangement and Merger - Recommendation of the Vasogen Special Committee”, unanimously recommended that the Vasogen Board approve the proposed Cervus Arrangement and the IPC Arrangement and Merger.

The Vasogen Board met immediately following the meeting of the Vasogen Special Committee and, after considering the opinion from JMP, the recommendation of the Vasogen Special Committee and advice of legal counsel and after carefully considering the various factors described below, under the heading “The Arrangement and Merger - Recommendation of the Vasogen Board”, the Vasogen Board unanimously resolved (with the President and Chief Executive Officer declaring his potential conflict of interest and abstaining from voting) that the Arrangement is fair to Vasogen and its securityholders and is in the best interests of Vasogen, authorized Vasogen to settle, finalize and enter into the Cervus Arrangement Agreement, the IPC Arrangement Agreement and related agreements and resolved unanimously (with the interested director abstaining) to recommend to Vasogen Shareholders that they vote their Vasogen Shares in favour of the Cervus Arrangement Resolution and the IPC Arrangement Resolution.

Throughout the evening of August 13 and August 14, Vasogen negotiated with Cervus and the IPC Companies such that the final documentation was settled and executed after the close of markets on August 14, 2009 and a press release issued prior to the opening of trading on August 17, 2009.

Opinion of the Financial Advisor to Vasogen

In connection with this mandate, JMP prepared and delivered the Fairness Opinion.  The Fairness Opinion states that, in the opinion of JMP, as of August 13, 2009, and based on and subject to the limitations and assumptions set forth therein, the IPC Exchange Ratio (as described therein) is fair, from a financial point of view, to Vasogen.

The full text of the Fairness Opinion describing the assumptions made, procedures followed, information reviewed, matters considered and limitations on the review undertaken by JMP is attached as Appendix “F” to this Joint Circular, and is incorporated in its entirety in this document.  The Fairness Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety.

Shareholders are encouraged to read the Fairness Opinion carefully in its entirety.  The Fairness Opinion is directed only to the fairness, from a financial point of view, of the IPC Exchange Ratio (as described therein) to Vasogen and does not address any other aspect of the IPC Arrangement or any aspect of the Cervus Arrangement or any other transaction.  The Fairness Opinion does not address the underlying business decision to effect the IPC Arrangement or the relative merits of the IPC Arrangement as compared to any alternative business strategies which might exist for Vasogen, or the effect of any other transaction in which Vasogen might engage.  The Fairness Opinion does not constitute a recommendation to the Vasogen Board or to any Vasogen Shareholder or any other person as to how to vote or act with respect to any matters relating to the Arrangement or otherwise.  JMP did not express any opinion as to the prices at which Vasogen Shares or New IPC Shares may be traded at any time, or as to the value of New IPC Shares when issued pursuant to the IPC Arrangement or otherwise, or as to the viability of the combined company.

The Fairness Opinion was provided solely to the Vasogen Board for their use in considering the IPC Arrangement.  In arriving at the Fairness Opinion, JMP, with Vasogen’s consent, assumed and relied, without independent verification, upon the accuracy and completeness of all information and data furnished to or otherwise reviewed by or discussed with JMP.  JMP expressed no opinion as to the Cervus Arrangements or its effects and assumed, with Vasogen’s consent, that the Cervus Arrangement would have no financial impact on Vasogen or IPC (other than with respect to the monetization of certain specified assets).  JMP also assumed, with Vasogen’s consent, among other things, that Vasogen was not engaged in, and had no intent to engage in, any activity that might result in the generation of any revenue, other than with respect to certain disregarded assets.  The Fairness Opinion is necessarily based on financial, economic, market and other circumstances and conditions as in effect on the date thereof, and events occurring after the date thereof may affect the Fairness Opinion and the assumptions used in preparing it.

Under the terms of the JMP engagement, Vasogen has agreed to pay JMP customary fees for its financial advisory services in connection with the IPC Arrangement and the fairness opinion.  In addition, Vasogen has agreed to reimburse JMP for reasonable out-of-pocket expenses and to indemnify JMP and certain related parties against liabilities arising out of the engagement of JMP.

Recommendation of the Vasogen Special Committee

Having undertaken a thorough review of, and carefully considered, the Cervus Arrangement and the IPC Arrangement and Merger, including consulting with independent financial and legal advisors (as described above under “The Arrangement and Merger — Background Regarding Vasogen in respect of the Arrangement and Merger”), the Vasogen Special Committee unanimously determined that the Cervus Arrangement and the IPC Arrangement are fair to the Vasogen Shareholders and each is in the best interests of Vasogen. In addition, the Vasogen Special Committee recommended that the Vasogen Board approve both the Cervus Arrangement and the IPC Arrangement and recommend that Vasogen Shareholders vote in favour of the both the Cervus Arrangement Resolution and the IPC Arrangement Resolution.

In the course of its evaluation of both the Cervus Arrangement and the IPC Arrangement, the Special Committee consulted with Vasogen’s senior management, legal counsel and financial advisors, reviewed additional information and considered a number of factors, including, among others, the following factors:

•                                          assuming completion of the Cervus Arrangement, following the Arrangement and Merger, the Vasogen Shareholders will hold approximately 14% of the New IPC Shares, and New IPC, which will primarily carry on the business of IPC Opco, will be strengthened with the addition of at approximately $10,000,000 in Net Cash (as defined in the IPC Arrangement Agreement);

•                                          the Fairness Opinion of JMP to the effect that as of the date of the opinion, and based on and subject to the assumptions and limitations set forth therein, the IPC Exchange Ratio contemplated in the IPC Arrangement (as described therein) is fair, from a financial point of view, to Vasogen.  See “The Arrangement and Merger — Opinion of the Financial Advisor to Vasogen”;

•                                          the value of the proposals made by IPC and Cervus relative to proposals made by other potential investors during the period Vasogen carried on its strategic review process;

•                                          the extent of Vasogen’s ability to access the capital that it would require to continue to fund the ongoing development of its products on acceptable terms;

•                                          historical information concerning Vasogen’s business, including Vasogen’s financial performance and condition, operations, technologies and intellectual property;

•                                          the view of management as to Vasogen’s anticipated financial condition, results of operations and business both with and without giving effect to the Arrangement and Merger;

•                                          in the event the IPC Arrangement is not completed but the Cervus Arrangement is completed, Vasogen’s business will have an additional $7,500,000 in gross proceeds of non-dilutive financing;

•                                          in the event the Cervus Arrangement is not completed but the IPC Arrangement is completed, the Vasogen Shareholders will hold approximately 8% of the New IPC Shares, and New IPC, which will primarily carry on the business of IPC Opco, will be strengthened with the addition of approximately $4,000,000 in Net Cash (as defined in the IPC Arrangement Agreement); and

•                                          holders of Vasogen Options, Vasogen Warrants and Vasogen DSUs will receive securities in New IPC (or if only the Cervus Arrangement is completed, securities in New Vasogen) on an economically-equivalent basis or will otherwise be treated fairly pursuant to the terms of the Arrangement.

Recommendation of the Vasogen Board

In the course of its evaluation of the Cervus Arrangement and the IPC Arrangement, the Vasogen Board considered the process undertaken by the Vasogen Special Committee and received its recommendation, consulted with Vasogen’s senior management, legal counsel and financial advisors, reviewed a significant amount of additional information and considered and reviewed factors that the Special Committee reviewed and considered.

The foregoing discussion (see “The Arrangement and Merger — Background Regarding Vasogen in respect of the Arrangement and Merger” and “The Arrangement and Merger — Recommendation of the Vasogen Special Committee”) summarizes the material information and factors considered by the Vasogen Board in its consideration of the Cervus Arrangement and the IPC Arrangement.  The Vasogen Board collectively reached its unanimous decision with respect to the Cervus Arrangement and the IPC Arrangement in light of the factors described above and other factors that each member of the Vasogen Board felt were appropriate.  In view of the wide variety of factors and the quality and amount of information considered the Vasogen Board did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination.  Individual members of the Vasogen Board may have given different weight to different factors.

ACCORDINGLY, THE VASOGEN BOARD UNANIMOUSLY RECOMMENDS THAT VASOGEN SHAREHOLDERS VOTE “FOR” EACH OF THE CERVUS ARRANGEMENT RESOLUTION, THE IPC ARRANGEMENT RESOLUTION AND THE NEW IPC OPTION PLAN RESOLUTION.

In considering the Cervus Arrangement and the IPC Arrangement, the Vasogen Board recognized that there are risks associated with each of the Cervus Arrangement and the IPC Arrangement, including that some of the potential benefits described above may not be realized and that there may be costs associated with realizing these benefits.  Please see the risks set forth under “Risk Factors” and those incorporated by reference herein.

The above discussion of the information and factors considered by the Vasogen Board is not intended to be exhaustive but is believed by the Vasogen Board to include the material factors it considered in its assessment of the Arrangement and Merger.  In view of the wide variety of factors considered by the Vasogen Board in connection with its assessment of the Arrangement and Merger, and the complexity of such matters, the Vasogen Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of the Vasogen Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the Vasogen Board.  The Vasogen Board recommended the Arrangement and Merger based upon the totality of the information presented to and considered by it.

Recommendation of the IPC US Board

After careful consideration of a number of factors, including consultation with legal advisors, the IPC US Board has unanimously determined that the Arrangement and Merger are in the best interests of IPC US, and has unanimously recommended that IPC US Shareholders vote in favour of the IPC US Merger Resolution.  The determinations and recommendations of the IPC US Board are based upon a number of factors including, among others:

•                                          Anticipated Benefits to IPC US Shareholders.  The IPC US Board believes that the Arrangement and Merger will offer a number of benefits to the IPC US Shareholders, including those identified above under “The Arrangement and Merger — Benefits of the Arrangement and Merger for Shareholders of Vasogen and IPC US”.

•                                          Arrangement Agreement and Merger Agreement.  The terms and conditions of the IPC Arrangement Agreement and Merger Agreement, including Vasogen’s representations, warranties and covenants, and the conditions to its obligations, are, in the judgment of IPC US and its advisors, reasonable and were the product of extensive negotiations between the IPC Companies and their advisors and Vasogen and its advisors.

•                                          Approval of IPC US Shareholders and Separate Class Votes.  The IPC US Board considers that the required shareholder approval protects the rights of IPC US Shareholders as the Merger is subject to approval by holders of a majority of IPC US Common Shares and IPC US Special Voting Shares entitled to vote at the IPC US meeting, each voting as a separate class.

•                                          Approval Agreements.  Holders of approximately 60% of the IPC US Common Shares and 100% of the IPC US Special Voting Shares have signed agreements with Vasogen and the IPC Companies pursuant to which such shareholders have agreed to vote in favour of the IPC US Merger Resolution at the IPC US Meeting.

ACCORDINGLY, THE IPC US BOARD UNANIMOUSLY RECOMMENDS THAT IPC US SHAREHOLDERS VOTE “FOR” THE IPC US MERGER RESOLUTION.

In considering the Arrangement and Merger, the IPC US Board recognized that there are risks associated with the Arrangement and Merger, including that some of the potential benefits described above may not be realized and that there may be costs associated with realizing these benefits.  Please see the risks set forth under “Risk Factors” and those incorporated by reference herein.

The above discussion of the information and factors considered by the IPC US Board is not intended to be exhaustive but is believed by the IPC US Board to include the material factors it considered in its assessment of the Arrangement and Merger.  In view of the wide variety of factors considered by the IPC US Board in connection with its assessment of the Arrangement and Merger, and the complexity of such matters, the IPC US Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of the IPC US Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the IPC US Board.  The IPC US Board recommended the Arrangement and Merger based upon the totality of the information presented to and considered by it.

The Cervus Arrangement Agreement

The following description of certain material provisions of the Cervus Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Cervus Arrangement Agreement, a copy of which is incorporated by reference into this Joint Circular.

All capitalized terms used in this section, “The Cervus Arrangement Agreement” and not defined in this Joint Circular, have the meanings ascribed in the Cervus Arrangement Agreement, the Divestiture Agreement or the Indemnity Agreement, as applicable.

The Cervus Arrangement is being effected pursuant to the Cervus Arrangement Agreement.  The Cervus Arrangement Agreement contains covenants, representations and warranties of and from each of Vasogen, Cervus and Cervus GP and various conditions precedent, both mutual and in favour of each of Vasogen and Cervus.

Representations and Warranties

The Cervus Arrangement Agreement contains customary representations and warranties of each of Cervus, Cervus GP and Vasogen relating to, among other things, organization, corporate and governmental authorizations in respect of the Arrangement litigation and the absence of any contravention or conflict with organizational documents or applicable law.  Cervus and Cervus GP provided additional representations and warranties regarding the availability of funds.  Vasogen provided additional representations and warranties regarding financial statements, the absence of certain changes and certain tax matters.

Covenants Regarding Non-Solicitation

Pursuant to Section 3.4 of the Cervus Arrangement Agreement, each of Cervus and Cervus GP has agreed to certain non-solicitation covenants as follows:

1.                                       Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Cervus Arrangement Agreement with respect to any Acquisition Proposal (Cervus) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to an Acquisition Proposal (Cervus) and shall use all reasonable commercial efforts to ensure that such requests are honoured.

2.                                       Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors, or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a)                                  solicit, facilitate, initiate or encourage any Acquisition Proposal (Cervus);

(b)                                 enter into or participate in any discussions or negotiations regarding an Acquisition Proposal (Cervus), or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal (Cervus) or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(c)                                  waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements executed in connection with an Acquisition Proposal (Cervus), including any “standstill provisions” thereunder; or

(d)                                 accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal (Cervus).

3.                                       Notwithstanding any other provisions of the Cervus Arrangement Agreement, each Party and its officers, directors and advisers may:

(a)                                  enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Cervus Arrangement Agreement, by such party or any of its officers, directors, trustees or employees or any financial advisor, expert or other representative retained by it, whether or not such solicitation, initiation or encouragement was in relation to an Acquisition Proposal (Cervus) or a transaction that would constitute an Acquisition Proposal (Cervus) but for the fact that such transaction does not preclude, delay or have an adverse effect on, the Arrangement) has made an Alternative Proposal (Cervus) and, subject to execution of a confidentiality agreement with a standstill covenant that prevents such third party from making an Acquisition Proposal (Cervus) without the written consent of the Vasogen Board or the board of directors of Cervus GP, as the case may be, (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such party and its business, properties and assets if:

(i)                                     the Vasogen Board or the board of directors of Cervus GP, as the case may be, has consulted with outside counsel as to whether it is necessary to do so in order to properly discharge its fiduciary duties under Applicable Laws or the constating documents of such party; and

(ii)                                  prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to the Other Party, copies of all information provided to such third party that is relevant to the Arrangement concurrently with the provision of such information to such third party, and provided further that such party shall notify the Other Party orally of, and disclose in writing, any inquiries, offers or proposals with respect to an Alternative Proposal (which written disclosure shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the third party making it, if not previously provided to the Other Party, copies of all information provided to such third party and all other information reasonably requested by the Other Party), within 24 hours of the receipt thereof, shall keep the Other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party’s questions with respect thereto; or

(b)                                 accept, recommend, approve or enter into an agreement to implement an Alternative Proposal (Cervus), if the Vasogen Board or board of directors of Cervus GP, as the case may be, determines the Alternative Proposal to be in the best interests of its shareholders or Cervus Unitholders, as the case may be, and such Party complies with its obligations set out below.

4.                                       Each Party in receipt of an Alternative Proposal (Cervus) (a “Receiving Party”) shall give the Other Party (the “Responding Party”), orally and disclose in writing, at least three Business Days advance notice of any decision by the Vasogen Board or the board of directors of Cervus GP, as the case may be, to accept, recommend, approve or enter into an agreement to implement the Alternative Proposal (Cervus), which notice shall confirm that the Vasogen Board or the board of directors of Cervus GP, as the case may be, has determined that such Alternative Proposal (Cervus) constitutes an Alternative Proposal (Cervus), shall identify the third party making the Alternative Proposal (Cervus) and shall provide a true and complete copy thereof and any amendments thereto.  During such three Business Day period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Alternative Proposal (Cervus) and not to release the third party making the Alternative Proposal (Cervus) from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

5.                                       Each Party agrees that all information that may be provided to it by the Other Party with respect to any Alternative Proposal (Cervus) shall be confidential and shall not be disclosed or used except in order to enforce its rights under the Cervus Arrangement Agreement in legal proceedings.

6.                                       Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the non-solicitation provisions of the Cervus Arrangement Agreement.  Cervus shall be responsible for any breach of such provisions by Cervus GP or any of its officers, employees, investment bankers, advisers or representatives, and Vasogen shall be responsible for any breach of such provisions by its officers, directors, employees, investment bankers, advisers or representatives.

Termination

Pursuant to Section 7.1 of the Cervus Arrangement Agreement, each of Vasogen, Cervus and Cervus GP have agreed as follows:

1.                                       The Cervus Arrangement Agreement may be terminated prior to the Effective Time:

(a)                                  by mutual written consent of Cervus and Vasogen.

(b)                                 by either Cervus or Vasogen at any time prior to the Effective Time:

(i)                                     if the Effective Time has not occurred on or prior to the Deadline, except that the right to terminate this Agreement under this clause (i) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)                                  if the Vasogen Meeting is held and the Cervus Arrangement Resolution is not passed at the Vasogen Meeting (or any adjournment or postponement thereof);

(iii)                               if the Cervus Meeting is held and the required Cervus Resolution is not passed at the Cervus Meeting (or any adjournment or postponement thereof);

(iv)                              if any law makes the consummation of the Cervus Arrangement or the transactions contemplated by the Cervus Arrangement Agreement illegal or otherwise prohibited, and such law has become final and non-appealable; or

(v)                                 in order for a Party to enter into an Alternative Proposal (Cervus) provided that such Party has complied with its obligations set forth above regarding an Alternative Proposal (Cervus) and concurrently therewith pays the Other Party the Termination Fee.

(c)                                  by Vasogen at any time prior to the Effective Time if Vasogen is not in material breach of its obligations under the Cervus Arrangement Agreement and Cervus or Cervus GP breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement which breach or failure to perform would cause a default or failure of the one of the conditions precedent to be satisfied by Cervus, Cervus GP or is incapable of being cured or, if curable, is not cured in accordance with the Cervus Arrangement Agreement.

(d)                                 by Cervus at any time prior to the Effective Time if each of Cervus and Cervus GP is not in material breach of its obligations under the Cervus Arrangement Agreement and Vasogen breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement which breach or failure to perform would cause a default or the failure of the one of the conditions precedent to be satisfied by Vasogen and is incapable of being cured or, if curable, is not cured in accordance with the Cervus Arrangement Agreement.

Expenses and Termination Fees

Pursuant to Section 7.3 of the Arrangement Agreement, each of Vasogen and Cervus has agreed as follows:

1.                                       Except as set forth below, all costs and expenses incurred in connection with the Arrangement Agreement shall be paid by the party incurring such cost or expense.

2.                                       In the event of termination of the Cervus Arrangement Agreement under the various circumstances set forth below, either Vasogen or Cervus shall owe the Other Party the Termination Fee, if any, as follows:

(a)                                  if Vasogen terminates the Cervus Arrangement Agreement in the event the:

(i)                                     resolution to be passed at either of the Cervus or the Cervus GP meeting is not passed or breach of the Cervus Arrangement Agreement by Cervus or Cervus GP, Cervus will pay the Termination Fee; or

(ii)                                  the Cervus Arrangement Resolution is not approved or Vasogen enters into Alternative Proposal (Cervus), Vasogen will pay the Termination Fee;

(b)                                 if Cervus terminates the Cervus Arrangement Agreement in the event the:

(i)                                     the Cervus Arrangement Resolution is not approved or a breach by Vasogen of the Cervus Arrangement Agreement then Vasogen will pay to Cervus the Termination Fee; or

(ii)                                  Cervus Resolution or Cervus GP Resolution is not approved or Cervus enters into an Alternative Proposal (Cervus), Cervus will pay the Termination Fee.

For the purpose of the Cervus Arrangement Agreement “Termination Fee” means the amount equal to (i) $250,000; plus (ii) the amount to be reimbursed to the applicable Party for its documented third party transaction costs (including legal and accounting fees), with such third party transaction costs not to exceed $250,000.

Conditions Precedent to the Cervus Arrangement

Pursuant to Article 5 of the Cervus Arrangement Agreement, each of Vasogen, Cervus and Cervus GP have agreed as follows:

1.                                       Section 5.1 - Mutual Conditions Precedent.  The obligations of the parties to complete the transactions contemplated by the Cervus Arrangement Agreement are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of the Parties:

(a)                                  the Interim Order: (i) shall have been granted in form and substance satisfactory to each of Vasogen, Cervus and Cervus GP, acting reasonably; (ii) shall provide that the obligation to comply with any Dissent Rights in connection with the Arrangement, including without limitation the obligation to pay the fair value of such Vasogen Shares to the holders of any such securities which have exercised such Dissent Rights, shall be an obligation of New Vasogen; and (iii) shall not have been set aside or modified in a manner unacceptable to Vasogen, Cervus and Cervus GP, acting reasonably, on appeal or otherwise;

(b)                                 the Cervus Arrangement Resolution, the resolution of the Cervus GP Shareholders approving the Cervus Arrangement and the resolution of the Cervus Unitholders approving the Cervus Arrangement shall have been passed by the requisite majorities specified in the Interim Order and in form and substance satisfactory to each of Vasogen, Cervus and Cervus GP, acting reasonably;

(c)                                  the Final Order shall have been granted in form and substance satisfactory to Vasogen, Cervus and Cervus GP, acting reasonably and shall not have been set aside or modified in any manner unacceptable to Vasogen, Cervus and Cervus GP, acting reasonably, on appeal or otherwise;

(d)                                 the Articles of Arrangement to be filed in accordance with the Arrangement shall be in form and substance satisfactory to each of Vasogen, Cervus and Cervus GP, acting reasonably and be capable of being filed in sufficient time to ensure that the Arrangement may become effective on or prior to the Deadline; and

(e)                                  there shall be no action taken under any existing Applicable Laws, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)                                     makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)                                  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Vasogen, Cervus and Cervus GP and may be asserted by each of Vasogen, Cervus and Cervus GP regardless of the circumstances and may be waived by Vasogen, Cervus and Cervus GP (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vasogen, Cervus or Cervus GP may have.

2.                                       Section 5.2 - Additional Conditions to Obligations of Cervus and Cervus GP.  The obligations of Cervus and Cervus GP to consummate the transactions contemplated by the Cervus Arrangement Agreement is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                  except as affected by the transactions contemplated by the Cervus Arrangement Agreement, the representations and warranties of Vasogen contained in the Cervus Arrangement Agreement shall be true in all material respects (provided that those representations which are subject to qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change shall be true in all respects) as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and Vasogen shall have complied in all material respects with its covenants in the Cervus Arrangement Agreement and Cervus and Cervus GP shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Vasogen acting solely on behalf of Vasogen and not in their personal capacity and without personal liability, to the best of their respective information and belief having made reasonable inquiry and Cervus and Cervus GP will have no knowledge to the contrary;

(b)                                 in the event the Interim Order provides Cervus Unitholders with dissent rights, holders of not more than 5% of the outstanding Units shall have exercised rights of dissent in respect of the Cervus Arrangement that have not been withdrawn as of the Effective Date;

(c)                                  immediately prior to the Effective Time, the aggregate of federal tax account balances in respect of the Tax Pools set out in the Vasogen Disclosure Letter shall not be less than 95% of the amounts on the Effective Date set out in the Vasogen Disclosure Letter, and the applicable expiry horizons will not be materially different than as set out in the Vasogen Disclosure Letter;

(d)                                 at the Effective Time: (i) Vasogen shall have no Subsidiaries other than those being transferred to Vasogen Subco or New Vasogen in connection with the Cervus Arrangement or agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business, assets or operations; (ii) Vasogen shall not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Vasogen that will not be transferred to New Vasogen or terminated, whether pursuant to the Cervus Arrangement or otherwise; (iii) Vasogen will have no officers, employees or consultants other than those being transferred to New Vasogen in connection with the Cervus Arrangement; and (iv) there shall be no amounts payable by Vasogen under any obligations or liabilities of Vasogen to pay any amount to its officers, directors, employees or consultants or any other person not dealing at arm’s length with Vasogen or any associate or affiliate of any such persons including all severance, termination, change of control arrangements, pay to stay or retention arrangements and salaries and bonuses (other than those transferred to New Vasogen);

(e)                                  there shall not have been after the date hereof and prior to the Effective Time any legislative enactment or public announcement of any change or proposed change in law (including a specific proposal to amend the Tax Act publicly announced by the Department of Finance of Canada) that, in the opinion of Cervus acting reasonably, could be expected to result in any material impairment of, or materially adversely affect the benefit to Cervus, or the Completion of the Cervus Arrangement or on the ability of Vasogen to utilize the Tax Pools referred to in the Vasogen Disclosure Letter after the Effective Date;

(f)                                    during the period commencing immediately prior to the date hereof and ending immediately prior to the Effective Time, there will not have been any “acquisition of control” of Vasogen, as that term is used for purposes of the Tax Act with the exception of any “acquisition of control” that has occurred on or after the date hereof as a result of the execution of the Cervus Arrangement Agreement or the completion of the transactions contemplated herein, including the Plan of Arrangement;

(g)                                 the Vasogen Shares to be issued by Vasogen (including the Vasogen Shares to be issued pursuant to the Arrangement) shall be conditionally approved for listing so as to be listed and posted for trading on the TSX Venture Exchange on the first trading day following the Effective Date and the Vasogen Shares shall be delisted from the TSX and NASDAQ;

(h)                                 Cervus shall have received resignations and releases, in the form settled between Vasogen and Cervus on or prior to the date hereof, from the directors and officers of Vasogen;

(i)                                     between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change in respect of Vasogen;

(j)                                     there shall be no security registrations against Vasogen under the Personal Property Security Act (Ontario) or other security registration legislation in other jurisdictions, with the exception of registrations relating to specific goods which, for greater certainty, excludes registrations relating to equipment or other categories of personal property where no specific good is listed, or such other arrangements shall have been made with respect to the discharge of such security registrations as are satisfactory to Cervus;

(k)                                  New Vasogen shall have entered into the Indemnity Agreement;

(l)                                     Vasogen, Vasogen Subco and New Vasogen shall have entered into the Divestiture Agreement;

(m)                               the Cervus Required Approvals and the Cervus GP Required Approvals shall have been received by Cervus and Cervus GP on a basis acceptable to each of Cervus and Cervus GP, acting reasonably; and

(n)                                 the Tax Return of Vasogen for the year ended November 30, 2008 shall have been filed on or before the Effective Date in form and content acceptable to Cervus, acting reasonably.

The foregoing conditions are for the exclusive benefit of Cervus and may be asserted by Cervus regardless of the circumstances or may be waived by Cervus in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cervus may have.

3.                                       Section 5.3 - Additional Conditions Precedent to the Obligations of Cervus.  The obligations of Cervus to consummate the transactions contemplated by the Cervus Arrangement Agreement is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                  except as affected by the transactions contemplated by the Cervus Arrangement Agreement, the representations and warranties of Cervus and Cervus GP contained in the Cervus Arrangement Agreement shall be true in all material respects (provided that those representations which are subject to qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change shall be true in all respects) as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Cervus and Cervus GP shall have complied in all material respects with its covenants in the Cervus Arrangement Agreement and Vasogen shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Cervus GP acting solely on behalf of Cervus GP in its capacity as general parties of Cervus and not in their personal capacity and without personal liability, to the best of their respective information and belief having made reasonable inquiry and Vasogen will have no knowledge to the contrary;

(b)                                 Cervus shall have provided to Vasogen evidence satisfactory to Vasogen, acting reasonably, that Cervus has sufficient funds available in cash to permit the funding by Cervus of Vasogen in the amount of $7,500,000;

(c)                                  holders of not more than 5% of the outstanding Vasogen Shares shall have exercised rights of dissent in respect of the Cervus Arrangement Agreement that have not been withdrawn as of the Effective Date;

(d)                                 Vasogen shall have entered into the Indemnity Agreement; and

(e)                                  the Vasogen Required Approvals shall have been received by Vasogen on a basis acceptable to Vasogen, acting reasonably.

The foregoing conditions are for the exclusive benefit of Vasogen and may be asserted by Vasogen regardless of the circumstances or may be waived by Vasogen in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vasogen may have.

The Divestiture Agreement

The following description of certain material provisions of the Divestiture Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Divestiture Agreement, a draft copy of which is included as Exhibit E to the Cervus Arrangement Agreement that is incorporated by reference into this Joint Circular.

Vasogen Subco will acquire all of the assets of Vasogen and assume all of the obligations of Vasogen, with the exception of certain obligations related to taxes that may become payable resulting from the Arrangement pursuant to the terms of the Divestiture Agreement and in accordance with the Plan of Arrangement.

The Divestiture Agreement contains provisions to ensure that Subco receives all of the rights and obligations that are intended to be transferred as a result of the transfer of all of the assets of Vasogen.  In particular, the Divestiture Agreement contains provisions that provide that Vasogen, following the completion of the Cervus Arrangement Agreement, will hold certain rights in trust for the benefit of Vasogen Subco and will take certain actions at the request, expense and direction of Vasogen Subco that are necessary or proper in order that the obligations of Vasogen may be performed in such a manner that the value of such assets are preserved and enure to the benefit of Vasogen Subco.

The Indemnity Agreement

The Cervus Arrangement Agreement provides that Vasogen and New Vasogen will enter into the Indemnity Agreement on or before the Effective Time.  The Indemnity Agreement is designed to provide Vasogen (following the Arrangement) with indemnification from New Vasogen, the resulting entity that will carry on the business previously carried on by Vasogen, for claims relating to Vasogen’s and New Vasogen’s business that are brought against Vasogen in the future, subject to certain conditions and limitations.

The following is a summary of certain provisions of the Indemnity Agreement.  This summary is qualified in its entirety by reference to the complete text of the Indemnity Agreement, a draft copy of which is attached as Exhibit B to the Cervus Arrangement Agreement that is incorporated by reference into this Joint Circular.

1.                                       The Indemnity Agreement provides that New Vasogen is liable to Vasogen for all Losses which it may suffer, sustain, pay or incur, and will indemnify and hold Vasogen harmless from and against all Losses which may be brought against or suffered by Vasogen or which Vasogen may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)                                  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Vasogen which occurred prior to the Effective Time, including without limitation, as a result of:

(i)                                 Claims relating to the intellectual property of Vasogen or the activity of Vasogen and/or of its Subsidiaries in relation to intellectual property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the Intellectual Property Rights of any third party;

(ii)                              subject to the Tax Pool Claims, Claims relating to Taxes of Vasogen for any period of time prior to the Effective Time;

(iii)                           Claims related to any public disclosure of Vasogen, including without limitation the Public Record of Vasogen and any disclosure relating to Vasogen included in this Circular, for any period of time prior to the Effective Time;

(iv)                          any violation of Vasogen of Applicable Laws, including without limitation applicable securities laws, that occurred prior to the Effective Time;

(v)                             any failure of its constating documents to comply with the material terms of Vasogen or its Subsidiaries of any agreements, contracts, indentures, licenses, permits, approvals to which it is or was party or which it is or was subject to, or which has been entered into on its behalf at or prior to the Effective Time;

(vi)                          the operation, performance or liability of Vasogen’s products prior to the Effective Time;

(vii)                       Claims relating to employment by Vasogen of its employees for any period of time prior to the Effective Time, including without limitation, payment of wages, severance and remission of worker’s compensation insurance premiums;

(viii)                    Claims relating to personal injuries or property damage for any period of time prior to the Effective Time; or

(ix)                            Claims relating to violations of Environmental Laws or the release of Hazardous Materials for any period of time prior to the Effective Time,

(b)                                 any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of New Vasogen which occur on or after the Effective Time; and

(c)                                  any breach or failure of New Vasogen to perform or observe any covenant or agreement to be performed by them under the Cervus Arrangement Agreement on or after the Effective Time, as though such covenants and agreements survived the closing of the Arrangement.

2.                                       The Indemnity Agreement also provides that Vasogen will be liable to New Vasogen for all Losses which it may suffer, sustain, pay or incur and will indemnify and hold New Vasogen harmless from and against all Losses which may be brought against or suffered by New Vasogen or which New Vasogen may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with any failure of Cervus or Vasogen to perform or observe any covenant or agreement to be performed by it under the Cervus Arrangement Agreement or the Divestiture Agreement;

3.                                       The Indemnity Agreement provides for certain compensation payments to be made by the parties depending on the final determination of the amount of certain Tax Pools of Vasogen to the extent that the balance of the Tax Pools are more than or less than the amounts estimated at the Effective Date or to the extent that Vasogen’s Tax Pools are reduced below a certain amount as a result of their application to offset or reduce Vasogen’s Taxes, for any taxation year that ends before the Effective Date.  New Vasogen’s obligations under the Indemnity Agreement relating to the Tax Pools are limited to an aggregate of $1,455,000 with a threshold amount of $50,000 before there is an obligation to make a compensation payment.

4.                                       The ability of Vasogen to advance a claim against New Vasogen is subject to certain time limitations which vary depending on the nature of the indemnified matter.

5.                                       The Indemnity Agreement provides detailed procedures for claims under the Indemnity Agreement which, in certain circumstances, gives New Vasogen the right to elect to take carriage and control of the dispute process relating to such claims.

The IPC Arrangement Agreement

The following description of certain material provisions of the IPC Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the IPC Arrangement Agreement, a copy of which is incorporated by reference into this Joint Circular.  Shareholders are encouraged to read the IPC Arrangement Agreement in its entirety.

All capitalized terms used in this section, “The IPC Arrangement Agreement” and not defined in this Joint Circular, have the meanings ascribed in the IPC Arrangement Agreement.

The IPC Arrangement is being effected pursuant to the IPC Arrangement Agreement and the Merger Agreement.  The IPC Arrangement Agreement contains covenants, representations and warranties of and from each of Vasogen, IPC US and IPC Opco and various conditions precedent, both mutual and in favour of each of Vasogen and IPC US and IPC Opco.

Following the date of the IPC Arrangement Agreement, Vasogen may make available to IPC Opco a loan of up to $500,000 (the “IPC Bridge Loan”) to be advanced in tranches subject to terms and conditions to be agreed upon by IPC Opco and Vasogen and evidenced by a grid promissory note in favour of Vasogen.  The amount of the IPC Bridge Loan and any other amounts owing with respect thereto will be secured by charges reflected in a general security agreement over the assets of IPC Opco and guaranteed by each of IPC US and IntelliPharmaCeutics Inc. together with a general security agreement over the assets of each such entity and in all cases with such security ranking senior to all indebtedness of such parties.  The IPC Bridge Loan will be used by IPC Opco to fund its operations and working capital (and will not be used to pay any amounts owing from time to time under the Shareholder Note or for payment of the transaction costs or expenses of any IPC Company in connection with the transactions contemplated herein).  The IPC Bridge Loan will bear interest at a rate of 8% per annum and be payable when the principal amount becomes due and payable.  The IPC Bridge Loan and any interest shall be repaid 90 days after the earlier of (i) the date Vasogen Shareholders vote against an Arrangement with IPC, (ii) the termination of the IPC Arrangement Agreement; and (iii) the termination of the Merger Agreement.

No amount has been made available to IPC Opco to date by Vasogen pursuant to terms of the proposed IPC Bridge Loan.

Representations and Warranties

The IPC Arrangement Agreement contains customary representations and warranties of each of IPC US, IPC Opco and Vasogen relating to, among other things, organization, corporate and governmental authorizations in respect of the Arrangement and Merger, the absence of any contravention or conflict with organizational documents or applicable law, the absence of any notices, consents, defaults or encumbrances in connection with the Arrangement, obligations that will come due or be accelerated by virtue of the Arrangement, capitalization, reporting and listing status and other securities law matters, preparation and presentation of financial statements, employee matters, intellectual property, the absence of certain changes or events, disclosure of liabilities, compliance with applicable laws, absence of material litigation, tax matters, material contracts and broker and other fees.

Conditions to Closing

The obligations of Vasogen and the IPC Companies to complete the Arrangement and Merger are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of Vasogen and the IPC Companies:

•                                          the IPC Arrangement shall have been approved at the Vasogen Meeting by at least 66 2/3% of the total votes cast by Vasogen Shareholders present (in person or by proxy) and entitled to vote, and in accordance with any additional conditions which may be imposed by the Interim Order;

•                                          the Merger Agreement shall have received all necessary approvals and the transactions contemplated thereby have been completed prior to or with effect as of or immediately following the Effective Time;

•                                          the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to each Vasogen and the IPC Companies, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

•                                          all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of any stock exchanges, securities regulatory authorities or antitrust authorities, shall have been obtained on terms and conditions satisfactory to Vasogen, IPC Opco and IPC US, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods, including the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable to the transactions contemplated under the Arrangement and the Merger, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

•                                          no Governmental Entity shall have enacted, issued, promulgated, applied for (or advised either any Vasogen Company or any IPC Company in writing that it has determined to make such application), enforced or entered any law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits, or which would give rise to any right to damages or other remedy as a result of, the consummation of the transactions contemplated by the IPC Arrangement Agreement or the Merger Agreement, or dissolves the Arrangement or the Merger, and no legal action in which any of the foregoing is sought shall be pending;

•                                          Dissent Rights shall not have been exercised with respect to more than five percent (5%) of the Vasogen Shares, in the aggregate, in connection with the IPC Arrangement;

•                                          Appraisal Rights shall not have been exercised with respect to more than three percent (3%) of the IPC US Shares, in the aggregate, in connection with the Merger;

•                                          the IPC Arrangement Agreement shall not have been terminated in accordance with its terms; and

•                                          the New IPC Shares, the New IPC Shares to be issued upon the exercise of options and warrants resulting from the existing options and warrants of Vasogen and IPC US, shall be approved for listing on the TSX Venture Exchange (unless such corporation has obtained approval to list on the TSX) and application shall have been made to have such common shares of New IPC quoted on the OTCBB pending only delisting of common shares of New IPC from NASDAQ and approval of a market maker in respect of such common shares on the OTCBB (unless such corporation has obtained approval to retain Vasogen’s quotation on NASDAQ).

The obligations of the IPC Companies to complete the IPC Arrangement are also subject to the following conditions precedent, each of which may be waived by IPC Opco:

•                                          all covenants of Vasogen under the IPC Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Vasogen in all material respects;

•                                          the representations and warranties of Vasogen set forth in the IPC Arrangement Agreement shall be true and correct in all respects, without regard to any materiality qualifications, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects has not and would not reasonably be expected to have a material adverse effect.  In addition, the representations and warranties with respect to Vasogen Board approvals, organization and qualification, corporate authorization, enforceability of the IPC Arrangement Agreement and required consents, shall be true and correct in all respects;

•                                          prior to the Effective Time, there shall not have occurred or have been disclosed to the public (if previously undisclosed to the public or any IPC Company), a material adverse effect with respect to Vasogen or any event or occurrence that would reasonably be expected to have a material adverse effect;

•                                          Vasogen shall have, prior to the Effective Date, terminated certain specified leases and contracts and, in certain specified cases, used reasonable efforts to obtain full and final releases from the counterparty in respect of such particular contract in form and substance satisfactory to the IPC Companies (acting reasonably);

•                                          the Vasogen Companies shall have Net Cash (calculated in accordance with the IPC Arrangement Agreement) at the Effective Time of (i) at least $10,000,000 in the event the transactions contemplated in the Cervus Agreement are completed as part of the Arrangement; or (ii) at least $4,000,000 in the event the transactions contemplated in the Cervus Agreements are not completed as part of the Arrangement; and

•                                          all the required approvals and consents shall have been obtained by Vasogen to the reasonable satisfaction of the IPC Companies or waived by IPC Opco on behalf of all of the IPC Companies.

The obligation of Vasogen to complete the Arrangement is also subject to the following condition precedent, which may be waived by Vasogen:

•                                          all covenants of IPC US and IPC Opco under the IPC Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by IPC US and IPC Opco, as the case may be, in all material respects;

•                                          the representations and warranties of IPC US and IPC Opco, as the case may be, set forth in the IPC Arrangement Agreement shall be true and correct in all respects, without regard to any materiality qualifications, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except (A) that up to 1,700,000 of IPC US Common Shares may have been issued at a price not less than the value of such shares in relation to the Arrangement and such monies may have been provided by IPC US to IPC Opco for common shares of IPC Opco, all of which will be subject to the transactions comprising the Arrangement, on the same terms as are applicable to other common shares in each company, and (B) where the failure or failures of all such representations and warranties of IPC US or IPC Opco, as the case may be, to be so true and correct in all respects has not or would not reasonably be expected to have a material adverse effect.  In addition, the representations and warranties with respect to IPC US Board approvals and with respect to IPC US and IPC Opco organization and qualification, corporate authorization, enforceability of the IPC Arrangement Agreement and required consents, shall be true and correct in all respects;

•                                          IntelliPharmaCeutics Inc. shall have, prior to the Effective Date, changed its corporate name to a name that does not include the word “IntelliPharmaCeutics” or any variation thereof that is confusingly similar to the name of IPC Opco or IPC US;

•                                          the accrued liabilities, accounts payable and any other indebtedness of IPC US and IPC Opco as of the Effective Date (determined in accordance with the IPC Arrangement Agreement and not including the IPC Bridge Loan) shall not exceed the sum of U.S.$2,000,000 and an amount equal to the lesser of: (x) $750,000; and (y) any liabilities, accounts payable or other indebtedness incurred by IPC Opco and/or IPC US since December 31, 2008 in connection with efforts to further develop drug products, such as expenditures in respect of a specific drug product or project related thereto and, for greater certainty, will exclude any liabilities or expenses incurred or related to the transactions contemplated by the IPC Arrangement Agreement;

•                                          the promissory note dated September 10, 2004 issued by IPC Opco to Isa Odidi and Amina Odidi (the “Shareholder Note”) shall have been amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Opco following the Effective Date and/or proceeds received by an IPC Company from any offering of its securities following the Effective Date and/or amounts received by IPC Opco for the scientific research tax credits received after the Effective Date for research expenses of IPC Opco incurred before the Effective Date and (ii) up to $1,000,000 from the Net Cash (as defined in the IPC Arrangement Agreement) in the event the transactions contemplated in the Cervus Agreements are completed as part of the Arrangement; and

•                                          all the required approvals and consents shall have been obtained by the applicable IPC Company to the reasonable satisfaction of Vasogen or waived by Vasogen.

Mutual Covenants of IPC US and Vasogen

Under the IPC Arrangement Agreement, each of the IPC Companies and Vasogen has agreed to certain mutual covenants, including:

•                                          it shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent as set forth in the IPC Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to consummate the Arrangement, including using its commercially reasonable efforts to: (i) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (ii) co-operate with the other party in connection with the performance by it of its obligations thereunder;

•                                          it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or commercially reasonable action to not be taken, which is inconsistent with the IPC Arrangement Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement or to prevent or materially delay the consummation of the transactions contemplated hereby, in each case, except as permitted by the IPC Arrangement Agreement; and

•                                          it shall perform all obligations required or desirable to be performed by it under the IPC Arrangement Agreement, cooperate with the other parties in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the Arrangement and Merger, including that it will:

(i)                                   use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals (other than any Regulatory Approval (IPC)) required to be obtained by it in connection with the Arrangement from other parties to certain contracts;

(ii)                                apply for and use all commercially reasonable efforts to obtain, and use all commercially reasonable efforts to assist the other parties to obtain, all Regulatory Approvals (IPC) relating to it and, in doing so, keep the other parties reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals (IPC);

(iii)                             pay any requisite filing fees and applicable taxes in relation to any filing or application made in respect of the Regulatory Approvals (IPC) relating to it;

(iv)                              defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the IPC Arrangement Agreement or the consummation of the transactions contemplated thereby;

(v)                               use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from each of the IPC Companies or any of its affiliates relating to the Arrangement; and

(vi)                            use its commercially reasonable efforts to take all actions necessary to consummate and to effect all necessary registration filings and submissions required by Governmental Entities relating to the Merger Agreement.

The IPC Companies and Vasogen have each also agreed in favour of the other party that, subject to certain exceptions or as otherwise expressly permitted or specifically contemplated by the IPC Arrangement Agreement or otherwise required by applicable law or a Governmental Entity, it shall conduct its respective business in the ordinary course, consistent with past practice, including:

•                                          it shall perform in all material respects its obligations under all contracts, maintain its books of account and records in the ordinary course of business and comply in all material respects with all laws applicable to it and to the conduct of its business;

•                                          it shall not, directly or indirectly: (i) amend its constating documents; (ii) split or reclassify any of its shares, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares; (iii) adjust, split, combine or reclassify its shares; (iv) issue, grant, sell or permit a lien to be created on, or agree to issue, grant, sell or cause or permit a lien to be created on, any of its shares or options or other rights to acquire its shares; (v) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or subject to a lien any of its outstanding securities; (vi) amend or modify the terms of any of its securities; (vii) reduce its stated capital; (viii) adopt a plan of liquidation or resolution providing for its liquidation or dissolution; (ix) amend its accounting policies or adopt new accounting policies in respect of taxes or otherwise, in each case except as required in accordance with generally accepted accounting principles; (x) make or change any material tax election, settle or compromise any material tax liability, file any tax return that amends a previously filed tax return or surrender any right to claim a material tax refund; (xi) authorize or propose any of the foregoing, or enter into, modify or terminate any of its material contracts with respect to any of the foregoing; or (xii) assign, transfer, license or sublicense any intellectual property;

•                                          it shall not, directly or indirectly, except in the case of clauses (i), (iii) and (v) below (and, to the extent that it relates to the foregoing clauses, clause (vii) below), in the ordinary course of business consistent with past practice and in the case of clause (i) and (iv) in respect of IPC US and IPC Opco other than in respect of the IPC Bridge Loan:

(i)                                     sell, pledge, lease, license, dispose of or cause or permit a lien to be created on any of its assets;

(ii)                                  reorganize, amalgamate or merge with any other person;

(iii)                               acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any property or assets of any other person, or enter into or extend any option to acquire, or exercise an option to acquire, any property, if any of the foregoing would reasonably be expected to be material to the other party;

(iv)                              incur any debt or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances in excess of $20,000 individually or $50,000 in the aggregate, provided that IPC Opco may incur indebtedness for operating purposes of up to $1,000,000, and issue debt securities in respect thereof, to Dr. Isa Odidi, Dr. Amina Odidi and/or any person related to either of them on terms consistent with those contained in the Shareholder Note;

(v)                                 make or commit to make capital expenditures or charitable contributions;

(vi)                              pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge of satisfaction of liabilities reflected or reserved against in their respective financial statements or otherwise fulfill its obligations under the IPC Arrangement Agreement including the payment of all transaction costs associated with the IPC Arrangement Agreement; or

(vii)                           waive, release, grant or transfer any rights of material value other than as permitted by the IPC Arrangement Agreement;

•                                          other than in certain specified circumstances, it shall not (i) grant an increase in compensation in any form to any director or officer; (ii) take any action with respect to the grant of any change of control, severance or termination pay to any if its employees; (iii) enter into any employment agreement with any officer; (iv) increase any benefits payable under its current change of control, severance or termination pay policies; or (v) adopt or materially amend any employee plan;

•                                          it shall not make any loans, advances or capital contributions to, or investments in or guarantee to any other person, or make any loans to any director or officer;

•                                          it shall not waive, release, assign, settle or compromise any material legal action other than in the ordinary course of business consistent with past practice;

•                                          it shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by it, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect: provided that it shall not place or renew any insurance (or re-insurance) policy for a term exceeding 12 months; and

•                                          it shall not enter into or amend any contract with any broker, finder or investment banker.

Covenants Regarding Listing

Each of Vasogen, IPC US and IPC Opco have agreed to take all necessary steps to cause the New IPC Shares to be issued in connection with the Arrangement and the Merger and the New IPC Shares to be issued upon the exercise of options and warrants of Vasogen and IPC US (i) to be approved for listing on the TSX or the TSX Venture Exchange and (ii) for listing on NASDAQ or quotation on the OTCBB (pending only delisting of common shares of Vasogen from NASDAQ and approval of a market maker in respect of such common shares on the OCTBB at or prior to the Effective Time).

Covenants of the IPC Companies Regarding Approval Agreements and Regarding Net Cash

Under the IPC Arrangement Agreement, the IPC Companies also agreed to use their commercially reasonable efforts to assist Vasogen to obtain agreements from shareholders of IPC US representing up to 60% of the IPC US Common Shares pursuant to which such shareholders agree to vote in favour of the IPC US Merger Resolution, in addition to those delivered as of the date of the IPC Arrangement Agreement.

IPC Opco and IPC US each have agreed not to use the Net Cash (as defined in the IPC Arrangement Agreement and calculated as of the Effective Date) to pay any amounts owing from time to time under the Shareholder Note (other than up to $1,000,000 in the event the transactions contemplated in the Cervus Agreements are completed as part of the Arrangement) or for payment of the transaction costs or expenses of either IPC Opco or IPC US in connection with the transactions contemplated in the IPC Arrangement Agreement.

Covenants of Vasogen Regarding Acquisition Proposals (IPC) and IPC Companies Right to Match

Under the IPC Arrangement Agreement, if Vasogen receives any written Acquisition Proposal (IPC) that the Vasogen Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or is likely to lead to a Superior Proposal (IPC), then Vasogen may furnish information with respect to Vasogen to the person making such Acquisition Proposal (IPC) and/or enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal (IPC); provided that Vasogen is prohibited from disclosing any non-public information to such person without having entered into a confidentiality agreement with such person that contains provisions that are no less favourable in the aggregate to Vasogen and that are not individually or in the aggregate materially more favourable to such person than those contained in the confidentiality Agreement entered into with the IPC Companies, and provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Vasogen and may not restrict Vasogen from complying with its obligation to provide the IPC Companies with a right to match any such proposal, and will promptly provide to the IPC Companies any non-public information concerning Vasogen provided to such other person which was not previously provided to the IPC Companies.

Under the IPC Arrangement Agreement, Vasogen has agreed to promptly (and in any event within 24 hours) notify the IPC Companies, at first orally and then in writing, of any actual or potential Acquisition Proposal (IPC), including a copy of any confidentiality agreement entered into by Vasogen, the identity of the person making such Acquisition Proposal (IPC) and the material terms and conditions thereof, and shall, at the IPC Companies’ reasonable request, inform it as to the status of developments and negotiations with respect to such Acquisition Proposal (IPC), including any changes to the material terms or conditions of such Acquisition Proposal (IPC).

The Vasogen Board is prohibited from effecting a Change of Recommendation (IPC) unless (i) Vasogen has received a bona fide Acquisition Proposal (IPC), (ii) the Vasogen Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal (IPC) constitutes a Superior Proposal (IPC), (iii) Vasogen has provided the IPC Companies with a copy of such Acquisition Proposal (IPC), (iv) a five Business Day period (the “Matching Period”) has lapsed from the date (the “Notice Date”) that is the later of (a) the date the IPC Companies received written notice of Vasogen’s proposed determination to take such action, and (b) the date the IPC Companies received a copy of the Acquisition Proposal (IPC), (v) during the Matching Period, the IPC Companies shall have the opportunity (but not an obligation) to offer to amend the terms and conditions of the IPC Arrangement Agreement such that the Acquisition Proposal (IPC) would cease to be a Superior Proposal (IPC), (vi) after the Matching Period, the Vasogen Board (a) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal (IPC) continues to constitute a Superior Proposal (IPC) and (b) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law, and (vii) after the Matching Period, the Vasogen Board or any committee thereof effects a Change of Recommendation (IPC).  Each successive material modification (including any increase in the proposed price) of any Acquisition Proposal (IPC) shall constitute a new Acquisition Proposal (IPC) for these purposes, provided that the Matching Period in respect of such new Acquisition Proposal (IPC) shall extend only until the later of the end of the initial five (5) Business Day Matching Period and 48 hours after the Notice Date in respect of the new Acquisition Proposal (IPC).

Termination of the IPC Arrangement Agreement

The IPC Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the IPC US Shareholders or Vasogen Shareholders):

•                                          by the mutual written consent of IPC Opco and Vasogen.

•                                          by either IPC Opco or Vasogen:

(i)                                     if the Effective Time shall not have occurred on or before October 31, 2009, or such later date as may be agreed to in writing by the parties, provided that the terminating party is not the party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)                                  if the Vasogen Meeting is held and the IPC Arrangement Resolution is not passed thereat (or at any adjournment or postponement thereof);

(iii)                               if the IPC US Meeting is held and the IPC US Merger Resolution is not passed thereat (or at any adjournment or postponement thereof); or

(iv)                              if any applicable law makes the consummation of the Arrangement or the transactions contemplated by the IPC Arrangement Agreement illegal or otherwise prohibited, and such law has become final and non-appealable.

•                                          by Vasogen:

(i)                                     if Vasogen publicly proposes to or does enter into a contract with respect to a Superior Proposal (IPC) in compliance with the provisions of the IPC Arrangement Agreement; or

(ii)                                  if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of any IPC Company set forth in the IPC Arrangement Agreement, which breach or failure to perform (i) would cause certain conditions not to be satisfied and (ii) is incapable of being cured or, if curable, is not cured in accordance with the IPC Arrangement Agreement.

•                                          by IPC Opco:

(i)                                     if a Change of Recommendation (IPC) has occurred; or

(ii)                                  if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Vasogen set forth in the IPC Arrangement Agreement, which breach or failure to perform (i) would cause certain conditions not to be satisfied and (ii) is incapable of being cured or, if curable, is not cured in accordance with the IPC Arrangement Agreement.

Termination Payment

Under the terms of the IPC Arrangement Agreement, Vasogen has agreed that it will pay to the IPC Companies $500,000 if the IPC Arrangement Agreement is terminated either by IPC Opco if a Change of Recommendation (IPC) has occurred, or by Vasogen if Vasogen publicly proposes to or does enter into a contract with respect to a Superior Proposal (IPC) in accordance with the provisions of the IPC Arrangement Agreement.

Fess and Expenses

The IPC Arrangement Agreement provides that, except as otherwise provided therein, each party is responsible for the fees, costs and expenses incurred by such party in connection with the Arrangement.

Merger Agreement

In connection with the Arrangement, IPC Newco, IPC US Newco, New Vasogen and IPC US entered into the Merger Agreement.  The Merger Agreement provides for the terms of the Merger of IPC US and IPC Newco US to be effected coincident with the Arrangement.  Pursuant to the Merger, IPC Newco US will be merged with and into IPC US, and IPC US shall continue as the surviving corporation in the Merger under the name “IntelliPharmaCeutics Ltd.”.  All of the property, rights, privileges, powers and franchises of IPC US and IPC Newco US shall vest in the surviving corporation and all debts, liabilities and duties of IPC US and IPC Newco US shall become the debts, liabilities and duties of the surviving corporation.  For a complete copy of the Merger Agreement, please see Schedule D of the IPC Arrangement Agreement which is incorporated by reference into this Joint Circular.

Treatment of Vasogen Warrants, Vasogen Options, Vasogen DSUs and IPC US Options

Vasogen 2005 Warrants

Pursuant to the Plan of Arrangement, each Vasogen 2005 Warrant outstanding immediately prior to the Effective Time and not exercised shall, without any further action on behalf of each holder of such Vasogen 2005 Warrant, be transferred to Vasogen (free and clear of any Liens) and thereupon be cancelled in exchange for the payment by New Vasogen to each holder of such Vasogen 2005 Warrants of U.S.$0.021 multiplied by the number of Vasogen Shares to which such Vasogen 2005 Warrants relate.

Vasogen 2006-2007 Warrants

Pursuant to the Cervus Arrangement, each of the Vasogen 2006-7 Warrants outstanding immediately prior to the Effective Time and not exercised will become New Vasogen Warrants on the basis of one New Vasogen Warrant for each Vasogen 2006-7 Warrant held as of the Effective Time.  All terms and conditions of such New Vasogen Warrants will be the same as the terms and conditions of the Vasogen 2006-7 Warrants mutatis mutandis.  Warrant certificates previously evidencing such Vasogen Warrants shall thereafter evidence and be deemed to evidence such Vasogen 2006-7 Warrants outstanding in replacement therefor.

Pursuant to the IPC Arrangement, each New Vasogen Warrant will become such number of New IPC Warrants as is determined on the basis of an exchange ratio of 0.05 to 0.10.  All terms and conditions of the New IPC Warrants will be the same as the terms and conditions of the New Vasogen Warrants mutatis mutandis.

Vasogen DSUs

Pursuant to the Plan of Arrangement, each of the Vasogen DSUs outstanding immediately prior to the Effective Time will be exercised and deemed to be exercised for such number of New Vasogen Shares on the basis as if they had been exercised for Vasogen Shares as is determined under the Vasogen DSUP as if the holders thereof had resigned as a director and/or officer, as applicable, immediately prior to the Effective Time and such New Vasogen Shares shall be issued to such former holders of Vasogen DSUs and any other rights issued under the Vasogen DSUP shall be, and shall be deemed to be, terminated and cancelled for no consideration.

Vasogen Options

Pursuant to the Cervus Arrangement, each outstanding Vasogen Option that has not been duly exercised prior to the Effective Time, whether or not vested, will initially be exchanged for New Vasogen Options on the basis of one New Vasogen Option for each Vasogen Option held immediately prior to the Effective Time.  The exercise price per New Vasogen Share issuable upon exercise of each New Vasogen Option will be equal to the exercise price per Vasogen Share under the Vasogen Option.

Pursuant to the IPC Arrangement and upon approval of the New Option Plan Resolution, each outstanding New Vasogen Option, whether or not vested, will be exchanged for such number of New IPC Options for each Vasogen Option held on the basis of the Vasogen Exchange Ratio.  The exercise price per New IPC Share issuable upon exercise of each New IPC Option will be equal to the quotient obtained by dividing the exercise price per New Vasogen Share of such New Vasogen Option by such exchange ratio, rounded up to the nearest cent.

IPC US Options

Pursuant to the Arrangement, each holder of outstanding IPC US Option, including, for greater certainty, options granted pursuant to the IPC Stock Option Plan and/or pursuant to any stock option agreement (including the performance based options granted to Drs. Isa and Amina Odidi and the broker compensation options to be granted in connection with the IPC Arrangement), that has not been duly exercised prior to the Effective Time, whether or not vested, will be exchanged for such number of New IPC Options for each IPC US Option held on the basis of the IPC Exchange Ratio and the exercise price per New IPC Share issuable upon exercise of each New IPC Option will be equal to the quotient obtained by dividing the exercise price per IPC US Common Share of such IPC US Option by such exchange ratio, rounded up to the nearest cent.

Interests of Certain Persons in the Arrangement and Merger

Vasogen Directors and Officers

Certain directors and officers of Vasogen have interests in the Arrangement that are different from the interests of Vasogen Shareholders generally.  These interests include the following:

•                                          as further discussed below under “IPC US Directors and Officers”, the Plan or Arrangement provides for the appointment of Dr. Eldon Smith as a director of New IPC;

•                                          the potential appointment of Vasogen officers as officers of New IPC;

•                                          pursuant to the IPC Arrangement Agreement, Vasogen will trigger run-off directors’ and officers’ liability insurance purchased by Vasogen for the benefit of the current and former directors and officers of Vasogen, all on the terms and subject to the conditions prescribed in the IPC Arrangement Agreement; and

•                                          the Arrangement and the Merger may entitle certain officers of and a former consultant to Vasogen to certain compensation that may be received upon completion of the Arrangement in accordance with the terms of their consulting agreements.

IPC US Directors and Officers

Certain directors and senior officers of IPC US have interests in the Arrangement and Merger that are different from the interests of IPC US Shareholders generally.  These interests include the following:

•                                          each IPC US Option outstanding immediately prior to the Effective Time will be exchanged for options to acquire shares of New IPC.  For further information on the treatment of IPC US Options following the completion of the Arrangement, see “The Arrangement and Merger — Treatment of Outstanding IPC US Options”;

•                                          pursuant to the IPC Arrangement Agreement, Vasogen has agreed to implement certain governance arrangements which involve, among other things, the appointment of certain IPC US directors as directors of New IPC and the appointment of the IPC US and IPC Opco management team as the management of New IPC.  For details as to the proposed arrangements, see “Information Concerning New IPC Following the Arrangement and Merger — Governance”; and

•                                          if the transactions contemplated in the Cervus Agreements are completed as part of the Arrangement, up to $1,000,000 of the principal amount owing pursuant to the Shareholder Note may be repaid to Dr. Isa Odidi and Dr. Amina Odidi pursuant to the terms and conditions of the IPC Arrangement Agreement.

Shareholder and Other Regulatory Approvals for the Arrangement

Shareholder Approvals

Approval of the IPC Arrangement Resolution requires the affirmative vote of at least 66 2/3 % of the total votes cast by the Vasogen Shareholders present (in person or by proxy) and entitled to vote at the Vasogen Meeting.  See “Voting Information and General Proxy Matters for Vasogen Shareholders — Quorum and Votes Required”.

Approval of the Cervus Arrangement Resolution requires the affirmative vote of at least 66 2/3% of the total votes cast by the Vasogen Shareholders present (in person or by proxy) and entitled to vote at the Vasogen Meeting.  See “Voting Information and General Proxy Matters for Vasogen Shareholders — Quorum and Votes Required”.

Approval of the IPC US Merger Resolution requires the affirmative vote the holders of a majority of each class of IPC US Shares entitled to vote at the IPC US Meeting, voting as a separate class.  See “Voting Information and General Proxy Matters for IPC Shareholders — Quorum and Votes Required”.

Court Approvals

The implementation of the Arrangement is subject to approval by the Court.  Prior to mailing this Joint Circular, Vasogen obtained the Interim Order, a copy of which is attached as Appendix “G” hereto.  Vasogen intends to apply for the Final Order once the IPC Arrangement Resolution, Cervus Arrangement Resolution and the IPC US Merger Resolution have been approved by the Vasogen Shareholders, the Cervus Shareholders and the IPC US Shareholders, respectively.  At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Plan of Arrangement and the approval of Vasogen Shareholders and IPC US Shareholders.

The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to the New IPC Shares and the New Vasogen Shares to be issued pursuant to the Arrangement.  Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Other Regulatory Approvals

It is a condition to the closing of the IPC Arrangement that upon completion of the IPC Arrangement the New IPC Shares be (i) listed for trading on the TSX or the TSX Venture Exchange and (ii) listed for trading on NASDAQ or, if such NASDAQ listing cannot be maintained, application shall have been made to have the New IPC Shares quoted for trading on the OTCBB.  As at the date of this Joint Circular applications have been made to list the New IPC Shares on the TSX and to list the New IPC Shares on NASDAQ.  There can be no assurance that approvals will be obtained in respect of such listing and quotation.  As of the date hereof, New IPC does not have conditional listing approval for any stock exchange or market and there can be no assurance that if such approvals are not obtained, that the parties will not waive such conditions, in whole or in part.  See “Risk Factors”.

Pursuant to a letter dated September 18, 2009, the TSX conditionally approved the listing of the New Vasogen Shares (in the event only the Cervus Arrangement is completed) under the symbol “VAS”, including the New Vasogen Shares that would be listed upon exercise of New Vasogen Options and New Vasogen Warrants subject to the satisfaction of the customary requirements of the TSX as soon as possible on or prior to the Effective Date.  See “Risk Factors”.

Vasogen received a letter, dated August 11, 2009, from the Listing Qualifications Department of the NASDAQ indicating that Vasogen had not regained compliance with Listing Rule 5550(a)(2).  Vasogen has subsequently submitted a request for a hearing before a Panel to review the determination of the Listing Qualifications Department concerning continued listing of Vasogen Shares on the NASDAQ.  Vasogen expects that any discussions with the NASDAQ regarding its plans for regaining compliance will be impacted by the proposed transactions described in this Joint Circular.  There can be no assurance that the Panel will grant Vasogen’s request for continued listing of Vasogen Shares on the NASDAQ, whether the proposed transactions are consummated or not.  Even if the Panel grants such a request for continued listing of Vasogen Shares on the NASDAQ, there can be no assurance that the New IPC Shares will be approved to be listed on NASDAQ.

If the Panel rules against Vasogen and Vasogen Shares cease to be listed for trading on the NASDAQ, Vasogen will seek to have quoted on the OTCBB, the Vasogen Shares, the New Vasogen Shares (in the case only the Cervus Arrangement consummated) or the New IPC Shares (in the case the IPC Arrangement and Merger are completed).  There can be no assurance, however, that Vasogen Shares, the New Vasogen Shares (in case only Cervus Arrangement is consummated) or the New IPC Shares (in the case the IPC Arrangement and Merger are completed), whichever applicable, will be approved to be quoted on the OTCBB.  See “Risk Factors”.

Resales of New IPC Shares

Canadian Securities Laws

The New IPC Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws.  In accordance with applicable securities legislation, these shares may be resold without restriction, subject to the conditions that New IPC is a reporting issuer at the time of such resale, no unusual effort is made to prepare the market or create a demand for the shares that are the subject of the resale and no extraordinary commission or consideration is paid in respect of the resale and to customary restrictions applicable to distributions of securities held by control persons and trades by insiders and officers of New IPC and other persons in a “special relationship” with New IPC.

If only the Cervus Arrangement is implemented then New Vasogen will become the listed issuer under the Arrangement, in which case, the New Vasogen Shares will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws.  In accordance with applicable securities legislation, these shares may be resold without restriction, subject to the conditions that New Vasogen is a reporting issuer at the time of such resale, no unusual effort is made to prepare the market or create a demand for the shares that are the subject of the resale and no extraordinary commission or consideration is paid in respect of the resale and to customary restrictions applicable to distributions of securities held by control persons and trades by insiders and officers of New Vasogen and other persons in a “special relationship” with New Vasogen.

The New IPC Shares to be issued to IntelliPharmaCeutics Inc., the privately-held company owned and controlled by Drs. Isa and Amina Odidi and their family trust and to be renamed “Odidi Holdings Inc.” in connection with the IPC Arrangement, are expected to be subject to escrow arrangements imposed by the stock exchange on which the New IPC Shares may be listed.  In addition, since such shares will represent more than 20% of the issued and outstanding shares of New IPC following the Arrangement, such shares will be subject to control block resale restrictions imposed by applicable Canadian securities laws.

United States Securities Law

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to recipients of New IPC Shares in the United States.  All U.S. persons are urged to consult with their own legal counsel to ensure that any subsequent resale of New IPC Shares issued to them under the Arrangement complies with applicable securities laws.  The following discussion does not address the Canadian securities laws that will apply to the issue of the New IPC Shares or the resale of the same by U.S. persons within Canada.  U.S. persons reselling such securities in Canada must comply with Canadian securities laws, as outlined above under “Resales of New IPC Shares — Canadian Securities Laws.”

The New IPC Shares to be issued in connection with the Arrangement have not been and will not be registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.  Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval.  Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the New IPC Shares issued in connection with the Arrangement.

Persons who are not “affiliates” of New IPC after the Arrangement and who were not “affiliates” of either Vasogen, IPC Opco, or IPC US prior to the Arrangement may resell the New IPC Shares that they receive in connection with the Arrangement without restriction under the U.S. Securities Act.  New IPC Shares received by a holder who will be an “affiliate” of New IPC after the Arrangement or who were “affiliates” of either Vasogen, IPC Opco, or IPC US prior to the Arrangement will be subject to certain restrictions on resale of New IPC Shares imposed by the U.S. Securities Act.  As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.  Persons who are “affiliates” of New IPC after the Arrangement or who were “affiliates” of either Vasogen, IPC Opco, or IPC US prior to the Arrangement may not sell their New IPC Shares that they receive in connection with the Arrangement in the United States in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Rule 904 of regulation S under the U.S. Securities Act.

Affiliates — Resales Under Rule 144

In general, under Rule 144, persons who are “affiliates” of New IPC after the Arrangement or who were “affiliates” of either Vasogen, IPC Opco, or IPC US prior to the Arrangement will be entitled to sell in the United States, during any three-month period, the New IPC Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated questions system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, requirements, aggregation rules and the availability of current public information about New IPC.  Persons who are “affiliates” of New IPC after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be “affiliates” of New IPC.

Affiliates — Resales Under Regulation S

In general, under Regulation S, persons who are “affiliates” of New IPC solely by virtue of their status as an officer or director of New IPC or who were “affiliates” of either Vasogen, IPC Opco, or IPC US prior to the Arrangement may sell their New IPC Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller, an “affiliate” nor any person acting on its behalf engages in “directed selling efforts” in the United States.  In the case of a sale of New IPC Shares by such holders, there is an additional requirement that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.  For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”.  Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to a holder of New IPC Shares who is an “affiliate” of New IPC after the Arrangement other than by virtue of his or her status as an officer or director of New IPC.

In connection with any sale or other transfer of direct or indirect beneficial interest in securities of New IPC into or within the United States, shareholders should consult with U.S. securities law counsel regarding such sales or transfers.

PROCEDURES FOR EXCHANGE BY IPC US SHAREHOLDERS

New IPC will deposit with the Depositary certificates representing the number of shares of New IPC required to be issued to the IPC US Shareholders in connection with the IPC Arrangement and Merger.  As soon as practicable following the later of the Effective Date and the date of deposit, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding IPC US Shares together with the Letter of Transmittal enclosed with this Joint Circular and which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number of shares of New IPC that such holder has the right to receive pursuant to the IPC Arrangement Agreement and the surrendered certificate will be cancelled.  If IPC US Shares are registered in the name of a broker, bank or other nominee, the registered holder of the shares must submit the letter of transmittal on behalf of the beneficial owner.  If the Arrangement is not effected, all certificates representing IPC US Shares transmitted with a related Letter of Transmittal will be returned by certified mail to IPC US Shareholders.

In the event of a transfer of ownership of IPC US Shares that is not registered in the transfer records of IPC US, a certificate representing the proper number of shares of New IPC may be issued to the transferee if the certificate representing such IPC US Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

Until surrendered, each certificate which immediately prior to the Effective Time represented IPC US Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing shares of New IPC that the holder thereof has the right to receive in respect of the certificate pursuant to the IPC Arrangement Agreement.

No fractional shares of New IPC will be issued to IPC US Shareholders upon the surrender of IPC US Shares for exchange.  As a result, the number of shares of New IPC each IPC US shareholder will receive will be rounded to the nearest whole number, with fractions of 0.50 rounded down.

Any use of the mail to transmit a certificate for IPC US Shares and a related Letter of Transmittal is at the risk of the IPC US shareholder.  If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

If any certificate that immediately prior to the Effective Time represented outstanding IPC US Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a certificate representing shares of New IPC deliverable in respect thereof in accordance with such holder’s Letter of Transmittal.  When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing shares of New IPC is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to New IPC and the Depositary (acting reasonably) in such amount as New IPC may direct or otherwise indemnify New IPC and the Depositary in a manner satisfactory to New IPC against any claim that may be made against New IPC with respect to the certificate alleged to have been lost, stolen or destroyed.

Except as otherwise provided in the instructions to the Letter of Transmittal relating to the IPC US Shares, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.  If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

The IPC US Shares deposited with the Depositary will be deemed to be accepted only if the Depositary has actually received these documents.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any IPC US Shares deposited pursuant to the Plan of Arrangement will be determined by IPC US or New IPC, as applicable, in its sole discretion. Depositing holders of IPC US Shares agree that such determination shall be final and binding. IPC US and New IPC reserve the absolute right to reject any and all deposits which IPC US or New IPC, as applicable determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. IPC US and New IPC reserve the absolute right to waive any defect or irregularity in the deposit of any deposited IPC US Shares. There shall be no duty or obligation on IPC US, New IPC, the Depositary, or any other person to give notice of any defect or irregularity in any deposit of Shares and no liability shall be incurred by any of them for failure to give such notice. IPC US’ or New IPC’s, as applicable, interpretation of the terms and conditions of the Plan of Arrangement (including the Joint Circular and the Letter of Transmittal accompanying the IPC US Shares) shall be final and binding.

The Depositary will act as the agent of persons who have deposited IPC US Shares with respect to the Plan of Arrangement for the purpose transmitting New IPC Shares to such persons.

Settlement with persons who deposit IPC US Shares will be effected by the Depositary forwarding a certificate representing New IPC Shares to be issued by first class insured mail, postage prepaid.

Unless otherwise directed in the Letter of Transmittal, the certificate representing any New IPC Shares to be issued in consideration will be issued in the name of the registered holder of IPC US Shares so deposited. Unless the person who deposits IPC Shares instructs the Depositary to hold the to be New IPC Share certificate for pick-up by checking the appropriate box in the Letter of Transmittal.  New IPC Share certificates will be forwarded by first class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided, any certificates will be forwarded to the address of the person as shown on the applicable register of IPC US.

No former holder of IPC US Shares shall be entitled to receive any consideration with respect to such IPC US Shares other than the consideration to which such holder is entitled to receive pursuant to the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

New IPC and the Depositary are entitled to deduct and withhold from any amount payable to any holder of IPC US Shares or shares of New IPC such amounts as New IPC determines, acting reasonably, are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable law.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

IPC US and New IPC reserve the right to permit the deposited IPC US Shares to be accepted in a manner other than that set out above.

PROCEDURES FOR EXCHANGE BY VASOGEN SHAREHOLDERS

New IPC will deposit with the Depositary certificates representing the number of shares of New IPC required to be issued to the Vasogen Shareholders in connection with the Arrangement.  If only the Cervus Arrangement is completed, New Vasogen will deposit with the Depositary certificates representing the number of shares of New Vasogen required to be issued to the Vasogen Shareholders in connection with the Cervus Arrangement.

As soon as practicable following the later of the Effective Date and the date of deposit, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Vasogen Shares together with the Letter of Transmittal enclosed with this Joint Circular and which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number of shares of New IPC or New Vasogen, as applicable, that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.  If Vasogen Shares are registered in the name of a broker, bank or other nominee, the registered holder of the shares must submit the letter of transmittal on behalf of the beneficial owner.

If the IPC Arrangement and the Cervus Arrangement are not effected, all certificates representing Vasogen Shares transmitted with a related Letter of Transmittal will be returned by certified mail to Vasogen Shareholders.

In the event of a transfer of ownership of Vasogen Shares that is not registered in the transfer records of Vasogen, a certificate representing the proper number of shares of New IPC or New Vasogen, as applicable, may be issued to the transferee if the certificate representing such Vasogen Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

Until surrendered, each certificate which immediately prior to the Effective Time represented Vasogen Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing shares of New IPC or New Vasogen, as applicable, that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

No fractional shares of New IPC or New Vasogen, as applicable, will be issued to Vasogen Shareholders upon the surrender of Vasogen Shares for exchange.  As a result, the number of shares of New IPC or New Vasogen, as applicable, each Vasogen Shareholder will receive will be rounded to the nearest whole number, with fractions of 0.50 rounded down.

Any use of the mail to transmit a certificate for Vasogen Shares and a related Letter of Transmittal is at the risk of the Vasogen Shareholder.  If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

If any certificate that immediately prior to the Effective Time represented outstanding Vasogen Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a certificate representing shares of New IPC deliverable in respect thereof in accordance with such holder’s Letter of Transmittal.  When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing shares of New IPC or New Vasogen, as applicable, is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to New IPC or New Vasogen, as applicable, and the Depositary (acting reasonably) in such amount as New IPC may direct or otherwise indemnify the Depositary, New IPC or New Vasogen, as applicable, in a manner satisfactory to New IPC or New Vasogen, as applicable against any claim that may be made against New IPC or New Vasogen, as applicable with respect to the certificate alleged to have been lost, stolen or destroyed.

No former holder of Vasogen Shares shall be entitled to receive any consideration with respect to such Vasogen Shares other than the consideration to which such holder is entitled to receive pursuant to the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

New IPC or New Vasogen, as applicable and the Depositary are entitled to deduct and withhold from any amount payable to any holder of Vasogen Shares or shares of New IPC or New Vasogen, as applicable such amounts as New IPC or New Vasogen, as applicable, determines, acting reasonably, are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable law.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Except as otherwise provided in the instructions to the Letter of Transmittal relating to the Vasogen Shares, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.  If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

The Vasogen Shares deposited with the Depositary will be deemed to be accepted only if the Depositary has actually received these documents.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Vasogen Shares deposited pursuant to the Plan of Arrangement will be determined by Vasogen, New Vasogen or New IPC, as applicable, in its sole discretion. Depositing holders of Vasogen Shares agree that such determination shall be final and binding. Vasogen, New Vasogen and New IPC reserve the absolute right to reject any and all deposits which Vasogen, New Vasogen and New IPC, as applicable, determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction.  Vasogen, New Vasogen and New IPC reserve the absolute right to waive any defect or irregularity in the deposit of any deposited Vasogen Shares. There shall be no duty or obligation on Vasogen, New Vasogen and New IPC, the Depositary, or any other person to give notice of any defect or irregularity in any deposit of Shares and no liability shall be incurred by any of them for failure to give such notice.  Vasogen’s, New Vasogen’s and New IPC’s, as applicable, interpretation of the terms and conditions of the Plan of Arrangement (including the Joint Circular and the Letter of Transmittal accompanying the Vasogen Shares) shall be final and binding.

The Depositary will act as the agent of persons who have deposited Vasogen Shares with respect to the Plan of Arrangement for the purpose transmitting New Vasogen Shares or New IPC Shares, as applicable, to such persons.

Settlement with persons who deposit Vasogen Shares will be effected by the Depositary forwarding a certificate representing New Vasogen Shares or New IPC Shares, as applicable, to be issued by first class insured mail, postage prepaid.

Unless otherwise directed in the Letter of Transmittal, the certificate representing any New Vasogen Shares or New IPC Shares, as applicable, to be issued in consideration will be issued in the name of the registered holder of Vasogen Shares so deposited. Unless the person who deposits Vasogen Shares instructs the Depositary to hold the to be New Vasogen Share certificate or New IPC Share certificate as applicable, for pick-up by checking the appropriate box in the Letter of Transmittal.  New Vasogen Share certificates or New IPC Share certificates, as applicable, will be forwarded by first class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided, any certificates will be forwarded to the address of the person as shown on the applicable register of Vasogen.

Vasogen and New Vasogen or New IPC, as applicable, reserve the right to permit the deposited New Vasogen Shares or New IPC Shares, as applicable, to be accepted in a manner other than set out above.

APPROVAL OF THE NEW OPTION PLAN

At the Vasogen Meeting, Vasogen Shareholders will be asked to approve the New Option Plan Resolution. The New Option Plan is being established for the benefit of full-time and part-time employees, officers, directors and consultants of New IPC and its affiliates.  The purpose of the New Option Plan is to attract, retain and motivate directors, officers, employees and consultants by providing them with the opportunity, through the exercise of share options, to acquire a proprietary interest in New IPC.  As a result of to the Arrangement, holders of Vasogen Options and holders of IPC US Options will receive New IPC Options in exchange for their Vasogen Options and IPC US Options, respectively, on an economically equivalent basis.

In the event only the Cervus Arrangement is completed than the New Option Plan will be adopted by New Vasogen as the New Vasogen Option Plan on the same terms as the New Option Plan other than the change of name of the plan, the applicable corporation issues, and other applicable conforming changes.  Further in the event only the Cervus Arrangement is completed the approval of the New Option Plan Resolution will be read as approval of the New Vasogen Option Plan rather than approval of the New Option Plan.

Summary of the New Option Plan

Subject to the requirements of the New Option Plan, the board of directors of New IPC will have the authority to select those directors, officers, employees and consultants to whom New IPC Options will be granted, the number of New IPC Options to be granted to each person and the price at which New IPC Shares may be purchased.

The key features of the New Option Plan are as follows:

•                                          The eligible participants will be full-time and part-time employees, officers and directors of, or consultants to, New IPC or its affiliates, which may be designated from time to time by the directors of New IPC.

•                                          The fixed maximum percentage of New IPC Shares issuable under the New Option Plan will be 10% of the issued and outstanding New IPC Shares from time to time. The New Option Plan will automatically “reload” after the exercise of a New IPC Option provided that the number of New IPC Shares issuable under the New Option Plan does not then exceed the maximum percentage of 10%.

•                                          There will be no restrictions on the maximum number of New IPC Options which may be granted to insiders of New IPC.

•                                          The directors of New IPC will determine the exercise price of each New IPC Option at the time the New IPC Option is granted, provided that such price is not lower than the “market price” of the New IPC Shares at the time the New IPC Option is granted.  “Market price” means the volume weighted average trading price of the New IPC Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the New IPC Shares occurs, for the five trading days immediately preceding the relevant date, calculated in accordance with the rules of such stock exchange.

•                                          Unless otherwise determined by the board of directors of New IPC, each New IPC Option will become exercisable as to 33 1/3% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.

•                                          The period of time during which a particular New IPC Option may be exercised will be determined by the board of directors of New IPC, subject to any Employment Contract or Consulting Contract (both as hereinafter defined), provided that no such option term shall exceed 10 years.

•                                          If New IPC Option expiration date falls within a “black-out period” (a period during which certain persons cannot trade New IPC Shares pursuant to a policy of New IPC respecting restrictions on trading), or immediately following a black-out period, the expiration date will be automatically extended to the date which is the tenth business day after the end of the black-out period.

•                                          New IPC Options may terminate prior to expiry of the option term in the following circumstances:

•                                          on death of an optionee, New IPC Options vested as at the date of death will be immediately exercisable until the earlier of 180 days from such date and expiry of the option term; and

•                                          if an optionee ceases to be a director, officer, employee and consultant of New IPC for any reason other than death, including receipt of notice from New IPC of the termination of his, her or its Employment Contract or Consulting Contract (as defined below), New IPC Options vested as at the date termination will be exercisable until the earlier of 120 days following such date and expiry of the option term, subject however to any contract between New IPC and any employee relating to, or entered into in connection with, the employment of the employee or between New IPC and any director with respect to his or her directorship or resignation therefrom (an “Employment Contract”), any contract between New IPC and any consultant relating to, or entered into in connection with, services to be provided to New IPC (a “Consulting Contract”) or any other agreement to which New IPC is a party with respect to the rights of such person upon termination or change in control of New IPC.

•                                          New IPC Options and rights related thereto held by an optionee will not be assignable or transferable except on the death of the optionee.

•                                          If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or any of the issued and outstanding New IPC Shares, then all New IPC Options outstanding will become immediately exercisable in order to permit New IPC Shares issuable under such New IPC Options to be tendered to such bid.

•                                          If there is a consolidation, merger, amalgamation or statutory arrangement involving New IPC, separation of the business into two or more entities or sale of all or substantially all of the assets of New IPC to another entity, the optionees will receive, on exercise of their New IPC Options, the consideration they would have received had they exercised their New IPC Options immediately prior to such event.  In such event and in the event of a securities exchange take-over bid, the board of directors of New IPC may, in certain circumstances, require optionees to surrender their New IPC Options if replacement options are provided. In the context of a cash take-over bid for 100% of the issued and outstanding New IPC Shares, optionees may elect to conditionally surrender their New IPC Options or, if provided for in an agreement with the offeror, automatically exchange their New IPC Options for options of the offeror.

•                                          The board of directors of New IPC may from time to time in its absolute discretion amend, modify and change the provisions of the New Option Plan or any New IPC Options granted pursuant to the New Option Plan, provided that any amendment, modification or change to the provisions of the New Option Plan or any New IPC Options granted pursuant to the New Option Plan shall:

•                                          not adversely alter or impair any New IPC Option previously granted;

•                                          be subject to any regulatory approvals, where required, including, where applicable, the approval of the TSX and/or such other exchange as may be required; and

•                                          not be subject to shareholder approval in any circumstances, except where the amendment, modification or change to the New Option Plan or New IPC Option would:

•                                          reduce the exercise price of a New IPC Option held by an insider of New IPC;

•                                          extend the term of a new IPC Option held by an insider beyond the original expiration date (subject to such date being extended in a black-out extension situation);

•                                          increase the fixed maximum percentage of New IPC Shares issuable under the New Option Plan; or

•                                          amend the amendment provision of the New Option Plan;

in which case the amendment, modification or change will be subject to shareholder approval in accordance with the rules of the TSX and/or such other exchange as may be required.  Amendments to the New Option Plan not requiring shareholder approval may for example include, without limitation:

•                                          amendments of a “housekeeping nature”, including any amendment to the New Option Plan or a New IPC Option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

•                                          changes to the exercise of a New IPC Option to an exercise price not below the “market price” unless the change is a reduction in the exercise price of a New IPC Option held by an insider of New IPC;

•                                          amendments altering, extending or accelerating any vesting terms or conditions in the New Option Plan or any New IPC Options;

•                                          changes amending or modifying any mechanics for exercising a New IPC Option;

•                                          amendments changing the expiration date (including acceleration thereof) or changing any termination provision in any New IPC Option, provided that such change does not entail an extension beyond the original expiration date of such New IPC Option (subject to such date being extended in a black-out extension situation);

•                                          amendments introducing a cashless exercise feature, payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the New Option Plan maximum;

•                                          amendments changing the application of the provisions of the New Option Plan dealing with adjustments in the number of shares, consolidations and mergers and take-over bids;

•                                          amendments adding a form of financial assistance or amending a financial assistance provision which is adopted;

•                                          amendments changing the eligible participants of the New Option Plan; and

•                                          amendments adding a deferred or restricted share unit provision or any other provision which results in participants receiving securities while no cash consideration is received by New IPC.

•                                          The board of directors of New IPC may discontinue the New Option Plan at any time without consent of the participants under the New Option Plan provided that such discontinuance shall not adversely alter or impair any New IPC Option previously granted.

The foregoing description of the New Option Plan is qualified in its entirety by reference to the full text thereof, which is attached as Appendix “P” to this Joint Circular. This document should be read carefully in its entirety.

Upon completion of the Arrangement and Merger, implementation of the New Option Plan and the exchange of Vasogen Options and IPC US Options for New IPC Options, assuming a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061, a total of 1,103,083 New IPC Shares will be reserved for issuance under the New Option Plan and a total of 93,058 New IPC Options will be issued to directors, officers, employees and consultants of New IPC.  Of such New IPC Options, 78,241 will have vested.  On the Effective Date, a total of 93,058 New IPC Shares will be reserved for issuance pursuant to New IPC Options outstanding, being approximately 0.8% of the issued and outstanding New IPC Shares and approximately 8.4% of the total New IPC Shares reserved for issuance under the New Option Plan, and 1,010,025 New IPC Shares will remain available for issuance upon the exercise of New IPC Options which may be granted under the New Option Plan (being approximately 9.2% of the issued and outstanding New IPC Shares and approximately 91.6% of the total New IPC Shares reserved for issuance under the New Option Plan).

The foregoing summary does not include options to purchase New IPC Shares that are to be issued (outside the terms of the New Option Plan) to certain IPC US executive officers and as compensation to a broker to IPC US (see “Certain Information Concerning the Parties — Prior Sales”).  Assuming completion of the Cervus Arrangements, a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061, there will be 2,795,305 New IPC Options issued to Drs. Isa and Amina Odidi in exchange for their 5,000,000 performance based options in IPC US and 78,932 New IPC Options issued in exchange for the broker compensation options issued by IPC US in connection with the IPC Arrangement.

If only the Cervus Arrangement is completed then upon implementation of the New Vasogen Option Plan and the exchange of Vasogen Options for New Vasogen Options and assuming a Vasogen Exchange Ratio of 0.25 a total of 579,119 New Vasogen Options will be reserved for issuance under the New Vasogen Option Plan and a total of 274,347 New Vasogen Options will be issued of which 218,952 will be vested.

Approval of the New Option Plan Resolution requires the affirmative vote of a majority of the total votes cast by Vasogen Shareholders present (in person or by proxy), excluding the votes of insiders entitled to receive a benefit under the New Option Plan, and entitled to vote at the Vasogen Meeting. THE VASOGEN BOARD UNANIMOUSLY RECOMMENDS THAT VASOGEN SHAREHOLDERS VOTE “FOR” THE NEW IPC OPTION PLAN RESOLUTION.

CERTAIN INFORMATION CONCERNING THE PARTIES

Information Concerning Vasogen

Corporate Information

Vasogen was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999.  Vasogen has four wholly-owned subsidiaries, Vasogen US incorporated under the laws of Delaware, U.S.A., Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland, New Vasogen incorporated under the laws of Canada and Vasogen Subco incorporated under the laws of Canada.  Vasogen Ireland Limited owns certain intellectual property related to Vasogen’s products and technologies.  Both New Vasogen and Vasogen Subco were incorporated on August 27, 2009 for the purposes of the Arrangement.  The audited balance sheets of New Vasogen and Vasogen Subco, each dated August 27, 2009, are attached as Appendix “L” and Appendix “M”, respectively, to this Joint Circular.

Vasogen’s registered principal office is located at 66 Wellington Street West, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario, Canada M5K 1E6.  Vasogen is currently a “reporting issuer” in all of the provinces and territories of Canada.  Vasogen is currently listed on the TSX and currently quoted for trading on the NASDAQ.  Vasogen’s telephone number is (905) 402-9925 and its facsimile number is (905) 847-6270.  Vasogen’s website is www.vasogen.com.  Any information contained on Vasogen’s website is not, and will be deemed not to be, incorporated herein by reference.

Business Overview

Vasogen is a biotechnology company that historically focused on the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders.  One of its products, Celacade™, was designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation.  Historically, Vasogen also focused on developing its VP series of drugs for the treatment of certain neuro-inflammatory disorders.

Over the past three fiscal years, Vasogen raised approximately $36.8 million in net proceeds from the issuance of debt and equity securities to investors.  Vasogen’s common shares are currently listed on the TSX under the symbol “VAS” and are currently listed for trading on NASDAQ under the symbol “VSGN”.

During 2008, Vasogen implemented a restructuring plan to significantly reduce the rate at which it uses cash and to focus its efforts on opportunities that the Vasogen Board and management believe are most likely to provide shareholder value.  As a result, Vasogen discontinued maintaining the necessary quality processes and personnel to support European commercialization and any clinical development of its Celacade™ technology, materially reduced expenses associated with the VP series of drugs, and reduced the number of full-time employees from 104 to six.  Vasogen also retained JMP to assist in exploring potential strategic alternatives.  To further reduce the rate at which Vasogen’s uses its cash during its strategic review process, in February 2009, Vasogen further reduced its number of full-time employees to two.  As part of this restructuring, Vasogen terminated its employment agreement with Christopher J. Waddick, Vasogen’s President and Chief Executive Officer, which resulted in a termination payment being made in 2009 to Mr. Waddick in the amount of $1.0 million.  Vasogen subsequently entered into a consulting agreement to retain the services of Mr. Waddick as President and Chief Executive Officer at a significantly reduced compensation.  To further reduce the rate at which Vasogen uses its cash, the employment of Graham Neil, Vasogen’s Vice-President, Finance and Chief Financial Officer, was terminated effective July 14, 2009 which resulted in a termination payment being made in 2009 to Mr. Neil in the amount of $0.2 million.  Vasogen subsequently entered into a consulting agreement to retain the services of Mr. Neil as Vice-President, Finance and Chief Financial Officer at a significantly reduced compensation.  As a result of this termination the number of full-time employees has been reduced to one.

In the past, Vasogen filed patent applications to protect its products and processes.  Historically, Vasogen’s policy was to file patent applications to protect inventions, technology, and improvements that were important to the development of its business and with respect to the application of its technologies to the treatment of a number of disease indications.  Vasogen owns patents and patent applications relating to its products and technologies in the United States, Canada, and other jurisdictions around the world.  As part of its restructuring plan, Vasogen has implemented certain processes with respect to its intellectual property (“IP”) portfolio resulting in the abandonment of various patents and patent applications.  Decisions to abandon certain patents and patent applications were based on a qualitative assessments of numerous factors including, but not limited to, Vasogen’s cash resources, development timelines, evolving development plans for its products, evolving importance placed on jurisdictions of lesser economic value, whether the IP was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization.  As such, there are a number of patents and patent applications that have been abandoned and an additional number that are expected to be abandoned in the foreseeable future.

Vasogen Share Capital

Vasogen’s authorized share capital consists of an unlimited number of Vasogen Shares all without nominal or par value and no other classes of shares.

Each Vasogen Share entitles the holder thereof to one vote at any meeting of Vasogen Shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.  Vasogen Shares are entitled to receive, as and when declared by the Vasogen Board, dividends in such amounts as shall be determined by the Vasogen Board.  The holders of Vasogen Shares have the right to receive the remaining property of Vasogen in the event of liquidation, dissolution, or winding-up of Vasogen, whether voluntary or involuntary.  All Vasogen Shares now outstanding and to be outstanding upon exercise of the outstanding options and warrants are, or will be, fully paid and non-assessable.

As of the close of business on September 14, 2009, there were 22,623,195 Vasogen Shares issued and outstanding.  In addition, as of the close of business on September 14, 2009, there were also outstanding:

•                                          options to acquire an aggregate of 948,991 Vasogen Shares granted under Vasogen’s stock option plan with a weighted average exercise price of $8.88;

•                                          common share purchase warrants to purchase up to 7,094,973 Vasogen Shares with a current weighted average exercise price of U.S.$4.54 per share; and

•                                          516,575 common shares issuable upon exercise of outstanding deferred share units granted under Vasogen’s Directors’ Deferred Share Unit and Stock Plan.

Dividend Policy

Vasogen has not paid, and has no current plans to pay, dividends on the Vasogen Shares.

Previous Purchases and Sales of Securities

No Vasogen Shares were issued by Vasogen or purchased by Vasogen during the 12 months preceding the date of this Joint Circular, except as follows:

Date of Issue	Purchaser	Type of Issuance	Vasogen Shares Issued
10/1/2008	Benoit La Salle	DSU conversion	16,571
10/3/2008	Dr. Ronald Cresswell	DSU conversion	16,762
1/19/2009	Tom Clarke	DSU conversion	95,019
5/7/2009	Terry Gregg	DSU conversion	103,458

Trading Price and Volume

Vasogen Shares currently trade on the TSX under the symbol “VAS” and are currently quoted for trading on the NASDAQ under the symbol “VSGN”.  The table below sets forth, for the periods indicated, the high and low daily sales prices for Vasogen Shares as reported in published financial sources.  These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	TSX			NASDAQ
Period	High ($)	Low ($)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Volume (Shares)
2008
June	0.48	0.27	274992	0.49	0.27	1628511
July	0.40	0.25	325323	0.36	0.26	1130977
August	0.42	0.25	253492	0.39	0.28	652156
September	0.38	0.185	257642	0.37	0.18	1265709
October	0.22	0.15	253430	0.22	0.11	894563
November	0.23	0.09	243914	0.16	0.05	895561
December	0.20	0.05	438601	0.18	0.06	1291874

2009
January	0.33	0.14	632945	0.25	0.08	1258289
February	0.27	0.14	399606	0.24	0.11	864753
March	0.19	0.12	279811	0.16	0.10	627937
April	0.215	0.16	118946	0.18	0.12	750398
May	0.40	0.20	517090	0.35	0.17	2263980
June	0.42	0.225	704620	0.37	0.19	4436366
July	0.25	0.175	181777	0.23	0.16	874259
August	0.45	0.20	1277679	0.42	0.17	8206816
September 1 – 16	0.32	0.255	121899	0.30	0.25	988182

On August 14, 2009, the last trading day before the announcement of the entering into of the IPC Arrangement Agreement and the Cervus Arrangement Agreement, the Vasogen Shares closed at $0.22 on the TSX and at U.S.$0.2108 on the NASDAQ.

Selected Financial Data

For certain historical financial information of Vasogen, see the audited and unaudited financial statements of Vasogen, including the notes thereto, and the associated interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, all of which are incorporated herein by reference.

Directors and Executive Officers

There are currently five directors on the Vasogen Board.  Executive officers of Vasogen are appointed annually by the Vasogen Board and serve until their successors are duly appointed and qualified.  Further information as to Vasogen’s directors and executive officers is contained in the documents incorporated by reference herein.  Following the completion of the Arrangement, certain governance changes will be instituted pursuant to the terms of the IPC Arrangement Agreement.  See “Information Concerning New IPC Following The Arrangement and Merger — Governance”.  In addition, certain senior officers and a former consultant of Vasogen are entitled to approximately $362,500 in bonuses and severance payments and the issuance of 150,000 Vasogen options on or about the time of closing.

Further Information

See “Documents Incorporated By Reference” for documents incorporated herein by reference for further historical information in respect of Vasogen.

Selected Financial Information for Vasogen Subco and New Vasogen

The audited balance sheet of each of New Vasogen and Vasogen Subco as at August 27, 2009, the date of incorporation in each case, are attached as Appendix “L” and Appendix “M” to this Joint Circular.

Information Concerning IPC US and IPC Opco

Corporate Information

IPC US was incorporated in New York on February 23, 1988 as a “blank check” corporation under the name “Ready Capital Corp.”.  On September 10, 2004, Ready Capital Corp. changed its name to “IntelliPharmaCeutics Ltd.” and reincorporated in Delaware.

IPC Opco was formed on September 9, 2004 under the laws of the Province of Nova Scotia on the merger of IntelliPharmaCeutics Limited, a Nova Scotia company, with a wholly-owned subsidiary of Ready Capital Corp.  On December 1, 2004, IPC Opco amended its authorized capital to provide that, notwithstanding the number of shares outstanding, the holders of IPC Opco Convertible Voting Shares shall be entitled to such number of votes as a class as is equal to 50% of all votes entitled to vote on any matter at a meeting of IPC Opco shareholders.  On April 28, 2005, the authorized capital of IPC Opco was amended such that it now is comprised of 10,000,000,000 IPC Opco Common Shares, 10,850,000 IPC Opco Convertible Voting Shares and 10,850,000 IPC Opco Exchangeable Shares.

IPC US is presently a holding company that conducts no business and has no assets other than its holding of shares in IPC Opco.

The registered office and principal place of business of IPC US and IPC Opco is 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.

Organizational Chart

The following chart shows the corporate relationship structure of IPC US and IPC Opco, including jurisdictions of incorporation, prior to completion of the Arrangement and Merger.

(1)             A privately-held company owned and controlled by Drs. Isa and Amina Adidi and their family trust, to be renamed “Odidi Holdings Inc.” in connection with the IPC Arrangement.

Business Overview

IPC US, through IPC Opco, develops both new and generic controlled-release pharmaceutical products and licenses these developed products for commercialization.  At present, no such licensed product has been commercialized.

From 1999 through 2002, IntelliPharmaCeutics Inc., a predecessor company, engaged in the research, development, licensing, and marketing of both new and generic controlled-release pharmaceutical products.  In 2002, IPC Opco purchased IntelliPharmaCeutics Inc.’s assets, including its technology rights.

Controlled-release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times.  Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.

IPC Opco’s business focus has been to apply its proprietary controlled-release technologies to existing drugs.  The release technologies, and the chemical compounds utilized in them, were designed and chosen to be compatible with, and to orally deliver, a wide range of small-molecule active pharmaceutical ingredients.  At present, those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administered small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indications.

IPC Opco applies its proprietary technology in two ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring new drug applications (“NDA”)), and (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products (requiring abbreviated new drug applications (“ANDA”)).  An ANDA must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the FDA.

IPC Opco’s proposed products are expected to result from the niche market created by the expiration of drug product patents and drug product exclusivity periods, following which IPC Opco believes it will generally have the following two opportunities to license its technologies and products:

•                                          for branded immediate-release (multiple-times-per-day) products, IPC Opco can seek to formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product.  Such products may be licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that is expected to compete favourably with the generic immediate-release competition that arises on expiry of the original patent(s); and

•                                          for existing controlled-release (once-a-day) products covered by patents about to expire or already expired, IPC Opco’s Company can seek to formulate generic products which are bioequivalent to the branded products.  IPC Opco scientists have done so for over a half-dozen drug products previously, on a private contract basis with third-party companies that cannot be disclosed because of confidentiality obligations of IPC Opco’s scientists under their prior development agreements.  Such products may be licensed to and sold by distributors of generic products.

IPC Opco’s scientists have developed drug delivery technology systems that facilitate controlled-release delivery of a wide range of pharmaceuticals.  IPC Opco has branded these technology systems collectively as the Drug Delivery Engine(™).  These systems include several core technologies, which enable IPC Opco to flexibly respond to varying drug attributes and patient requirements, producing a desired controlled-release effect.  In the opinion of IPC Opco’s management, these systems offer superior performance to traditional drug delivery systems, while retaining simplicity and cost effectiveness associated with their manufacture for the reasons described below:

•                                          IPC Opco’s delivery technologies offer competitive development times.  The specific reasons for this are that they are proven to be versatile, in that they demonstrated themselves suited to the delivery of a wide range of small molecule drugs.  They are robust, in that the predicted delivery results have been repeatedly substantiated by actual bioavailability/bioequivalence studies.  They were developed by IPC Opco’s chief scientists, who have substantial experience in applying them successfully to the delivery of small drug molecules under existing development contracts and in support of IPC Opco’s own pipeline.  For these reasons, IPC Opco believes that its development times are short and competitive when compared to its competitors.

•                                          IPC Opco’s delivery technologies offer competitive development costs, because the technologies use only readily available, low-cost ingredients already acceptable to regulatory authorities such as the FDA, and because development times are short, IPC Opco believes that its development costs are low when compared to its competitors.

•                                          Large pharmaceutical companies may license IPC Opco’s improved products for life-cycle management and franchise extension of their branded products as they come off patent.  IPC Opco’s management believes that, with impending loss of branded product revenues, a new product such as IPC Opco’s, which offers the advantage of once-a-day dosing, should be attractive to a large pharmaceutical company facing revenue loss in a patented branded-product franchise.  An industry example is the license of a once-a-day Wellbutrin XL formulation from Biovail Corporation to GSK Inc.

•                                          Manufacturers and distributors of generic drugs may license IPC Opco’s technologies and products.  Because IPC Opco’s development times are short and cost-effective, IPC Opco’s generic once-a-day products represent a cost-effective opportunity for generic distributors to add valuable generic products to their portfolios.

IPC Opco is currently focusing its efforts on the following areas:

•                                          Obtaining regulatory approval for 15 products, including (i) 11 generic, controlled release pharmaceutical products (ANDAs), and (ii) four new controlled release pharmaceutical products (NDAs) which are a reformulation of an existing successful immediate release product.  Of these 15 products, three are being pursued in conjunction with a development partner, (two ANDAs and one NDA) and 12 are being pursued by IPC Opco for its sole benefit.  In May 2007, IPC Opco filed an ANDA with the FDA for a drug developed in collaboration with a partner and intended for the US market.  In

August 2007, that application was accepted by the FDA as being complete and in condition for further review.  The ANDA review process generally takes one year or longer, and there can be no assurance that the FDA will approve the product for commercial launch in the USA.

•                                          Commercial exploitation of these products either by license and the collection of royalties, or through the manufacture of tablets and capsules using IPC Opco’s developed formulations.

•                                          Development of new products and increasing the number of licensing agreements with other pharmaceutical companies beyond those seven already in place, including to collaborate in contract research and development, joint ventures and other drug development and commercialization projects.

IPC Opco intends to collaborate in the development of products with partners, when it believes that such collaboration may enhance the outcome of the project.  IPC Opco also plans to seek additional collaborations as a means of developing additional products.  IPC Opco believes that its business strategy enables it to reduce its risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing IPC Opco to share costs of development and to improve cash-flow.  There can be no assurance that IPC Opco will be able to enter into additional collaborations or, if it does, that such arrangements will be beneficial.

IPC Opco has seven drug development agreements in place, six for the development of ANDA/ANDS products and one for an NDA product.  Typical material terms are subject to negotiation and may include:

•                                          identification and specification of a target drug product and a development timetable;

•                                          a license to the client for the technology actually used in the delivery formulation;

•                                          a payment at the time of execution;

•                                          milestone payments for the successful accomplishment of key objectives, such as initiation of or successful bioavailability/bioequivalence or clinical studies, successful scale-up/manufacture to submission batch size, regulatory filing or approval;

•                                          bonuses for being first or early to make a regulatory filing or obtain regulatory approval;

•                                          royalties or share of profits from commercial sales; and

•                                          technology reversion clauses which operate to return all rights in the delivery technologies to IPC Opco when projects or commercial sales are terminated.

Industry Technology

Oral controlled-release technology permits the development of specialized oral drug delivery systems that improve the absorption and utilization by the human body of a variety of pharmaceutical compounds.  Several drug delivery systems are commonly used in the manufacturing of controlled-release oral drug products.  However, three technologies stand out as truly tried and tested.  These are the osmotic push-pull, or OROS(™), system (used by ALZA), the core or press-coated system (used by Bayer), and the sandwiched deposit platform, or Geomatrix(™), system (used by SkyePharma).  These technologies are based on physically compartmentalized structures, and, IPC Opco believes, continue to be the yardstick by which other controlled-release drug delivery technology platforms are measured.

(a)                                  OROS(™) Osmotic Push-Pull System

The OROS(™) osmotic system is a reservoir system which is comprised of two reservoirs, one containing drug active and suspending agent, and the other containing a gel layer which swells when exposed to water-based solutions such as stomach fluids.  The two reservoirs are enclosed in a single tablet encased in an osmotic membrane, which permits water to enter but not to exit (osmosis).  Once inside the gastrointestinal tract, meaning the human digestion system, including the stomach and intestines (“GIT”), fluids penetrate the outer membrane, the gel swells and gradually expels the active drug through an orifice in the drug reservoir.  The rate of drug release is the same in the presence or absence of food, a desirable property.  Because of its ideal release profile and lack of food effect, IPC Opco believes it remains a sought-after device for the controlled delivery of drugs, notwithstanding the increased cost associated with its complex manufacture.

(b)                                 Core or Press-Coated system

The core or press-coated system is a two part structural system, comprised of a rapid-dissolve drug-bearing core, embedded in drug-loaded hydrophilic (water attractive) matrix applied to the tablet by press coating.  Once inside the GIT, the press-coated matrix swells and gradually releases the drug by a combination of diffusion and erosion.  Eventually, the drug-bearing tablet core is exposed and rapidly dissolves in the GIT to provide a burst effect, and further extension in drug release.  Drug release is affected by the presence of food.

(c)                                  Sandwiched deposit system

The sandwiched deposit system is comprised of a layered tablet in which a drug layer is sandwiched between two layers or deposit platforms made of polymeric materials.  Once inside the GIT, the polymeric platforms and drug layer erode, but at different rates.  Drug release is affected by food.

Although all these systems have demonstrated ideal drug release characteristics, IPC Opco believes their manufacturing processes are cumbersome, complex, expensive, and difficult to reproduce.  There is also concern that, being reservoir systems, they may not deliver their entire dose, or may deliver the entire dose all at once due to the crushing action of peristalsis.

IPC Opco’s Technology

IPC Opco’s scientists have developed proprietary controlled-release drug delivery technologies, branded Drug Delivery Engine(™).  IPC Opco’s controlled-release technologies consist of drug delivery platforms that facilitate timed release delivery of a wide range of pharmaceuticals.  Drug Delivery Engine(™) technologies developed by IPC Opco’s scientists have been used in drugs manufactured and sold by major pharmaceutical companies.

One family of Drug Delivery Engine(™) technologies, the Hypermatrix(™) technologies, are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix(™) technologies are the core of IPC Opco’s current marketing efforts and the technologies underlying its existing development agreements.

IPC Opco currently has seven drug development agreements in place.  Under each agreement, IPC Opco is engaged by the other party to develop a bioequivalent generic of a specific controlled-release product or a controlled-release version of an existing immediate release product, using IPC Opco’s proprietary technology and know-how.  The development of each product is divided into a number of phases, with milestone payments payable to IPC Opco on the completion of each phase, and a royalty payable to IPC Opco based on annual net sales of the product during a fixed period.  All of IPC Opco’s intellectual property continues to be exclusively owned by IPC Opco.  However, IPC Opco does grant a sole licence to the other party to the drug development agreements within a defined territory for specific drugs that IPC Opco develops for them but only insofar as IPC Opco’s intellectual property relates to the specific product developed for them, for which IPC Opco receives various payments, and not for use in any other products.  If the other party fails to make a commercial sale of the product within a certain time period after final regulatory approval to market the product is received, usually this sole license becomes non-exclusive and IPC Opco is entitled to then directly market and sell the product itself.  The drug development agreements contain customary representations and warranties, covenants, indemnification and confidentiality provisions for agreements of this type.  If the other party terminates the agreement, IPC Opco is entitled to proceed with the development of the specific product at its own expense.

Another such family of technologies is that branded Hyperfoam(™).  The Hyperfoam(™) technologies are based upon the drug active being imbedded in but separate from a syntactic foam substrate, the properties of which are used to modulate the release of the drug active.  Syntactic foam is a lightweight engineered foam consisting of hollow polymer spheres, suitable for carrying drug actives, embedded in a resin matrix.  The Hyperfoam(™) technologies are still in development and are not the subject of any contractual arrangements.

IPC Opco’s present platform of Hypermatrix(™) drug delivery technology includes IntelliMatrix(™), IntelliOsmotics(™), IntelliPellets(™), IntelliGIT(™), IntelliShuttle(™), and NanoMatrix(™), and some of their key attributes are described below.  IPC Opco’s present platform of HyperFoam(™) technologies that are currently under development includes SynFoam(™) and NanoFoam(™).  Because these technologies are under development, their optimal characteristics and potential uses have not been determined by IPC Opco.

These provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the active pharmaceutical ingredient in the GIT.  At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indicators.

The Hypermatrix(™) Family of Drug Delivery Engine(™) Technologies

(a)                                  IntelliGIT(™)

The IntelliGIT(™) technology consists of an active drug immobilized in a homogeneous (uniform) matrix structure.  A precise choice of mix ratios, polymers, and other ingredients imparts characteristics which protect the drug composition from mechanical degradation due to digestion, and/or from chemical degradation in the acidic stomach environment, and ensures that this technology allows control of release as well as releasing the medication at certain parts of the stomach or intestines without significant food effects or unintentional premature release of the entire drug dose.  IPC Opco believes that this technology is most useful for drug molecules with characteristics such as very low or very high potency, opiate analgesics (pain medications derived from the chemical compounds found in opium), or susceptibility to acid degradation.  It is also useful for products where a zero-order (constant rate over time, independent of the amount of drug available for dissolution) release profile is desirable.

(b)                                 IntelliMatrix(™)

The IntelliMatrix(™) technology is a proprietary blend of several polymers.  Depending on the constituents of the blend and the manner in which these interact, the use of the blend with a drug allows the drug to be released at predetermined rates, while imparting protective characteristics to both the drug and the GIT.  This results in protection from the delivered active drug, for the stomach, if required.  This is most useful for drugs which require precisely controlled first order release profiles, where the amount released with time is dependent on one component like the amount of drug available for dissolution.

(c)                                  IntelliOsmotics(™)

The IntelliOsmotics(™) technology is based upon the inclusion of multiple populations of polymers with distinct chemical bonding characteristics.  These set up a complex matrix of hydrophilic (water attracting) and hydrophobic (water repelling) domains.  When the tablet or bead is in an aqueous environment, like gastric contents, a “mixture” of water-soluble polymer and drug core is surrounded by gel layer(s) of water-insoluble polymer.  Osmotic pressure drives the drug out when solvent passes through the gel layer while the polymer molecules remain.  This permits control of the rate of release of the drug active by the variation of polymer ratios.  This technology is most useful for drug molecules which require precisely controlled pseudo-first-order release profiles, where the rate of release is proportional to the amount available for dissolution as well as being proportional to one other component; however the effect of the amount of drug is overriding, so that the rate appears first order.  This type of release control can be useful when attempting to match difficult profiles for generic formulation.

(d)                                 IntelliPellets(™)

The IntelliPellets(™) technology consists of one or more type (population) of granule, bead, pellet, or tablet in a holding chamber or reservoir, such as a hard gelatin capsule.  Each type (population) may be uniquely different from the other in the manner or rate it releases the drug.  IPC Opco’s IntelliPellets(™) technology is designed to control, prolong, delay or modify the release of drugs.  It is particularly useful for the delivery of multiple drugs, for delayed, timed, pulsed or for chronotherapeutic drug delivery, designed to mimic our internal clocks for therapeutic optimization (the drug is delivered in the right amount for the patient at the right time).  This technology is most useful for the delivery of multiple-drug cocktails, or in situations where the timing of a single dose or the sequencing of multiple doses of the same drug is important.

(e)                                  IntelliShuttle(™)

The IntelliShuttle(™) technology provides for drug release past the stomach, such as for drugs required for action beyond the stomach, for drugs which could be destroyed by the stomach environment, or for drugs which could harm the stomach itself.  This technology “shuttles” the drug past the stomach to be released at predetermined times or sites where appropriate for optimum therapeutic effect.  This technology is most useful for acid labile drug molecules (drugs that are destroyed in acid environment), such as the proton pump inhibitors, of which well-known omeprazole (Prilosec) and lansoprazole (Prevacid) are examples, or for drug molecules which may harm the stomach, of which the well-known aspirin is an example.

Each of the above-noted proprietary technologies was fully developed and ready for application to client drug delivery requirements from the date of inception of IPC Opco.  Each of them has been utilized and applied to client drug delivery requirements under IPC Opco’s existing development contracts; in several instances more than one technology has been applied to a single drug development.  IPC Opco continues to market all of its existing technologies and to conduct the necessary research to develop new products and technologies.  To date, none of the development contracts has proceeded to the point of commercialization, and therefore IPC Opco has not yet seen its proprietary technologies utilized in products sold to consumers.

IPC Opco’s Proprietary Rights and Patents

Proprietary rights are an important aspect of IPC Opco’s business.  These include know-how, trade secrets and patents.  Know-how and trade secrets are protected by internal company policies and operating procedures, and where necessary, by contractual provisions with development partners and suppliers.  IPC Opco also seeks patent protection for inventive advances which form the bases of IPC Opco’s drug delivery technologies.  With respect to particular products, IPC Opco may seek patent protection on the commercial composition, its methods of production and its uses, to prevent the unauthorized marketing and sale of competitive products.

Patents which relate to and protect various aspects of IPC Opco’s HyperMatrix and HyperFoam families of drug delivery technologies included the following United States patents which have been issued to IPC Opco:  (i) U.S. Patent No. 6,296,876, issued October 2, 2001 and projected to expire October 6, 2017 and U.S. Patent No. 6,479,075, issued November 12, 2002 and projected to expire October 1, 2018, which concern pharmaceutical formulations for acid labile drug actives and compositions which protect the drug active and composition from destruction in acidic environments in the GIT; and (ii) U.S. Patent No. 6,607,751, issued August 19, 2003 and projected to expire October 10, 2017 and U.S. Patent No. 7,090,867, issued on August 15, 2006 and projected to expire October 9, 2018, which describe a controlled release drug delivery technology incorporating a microbial polysaccharide gum.  Patents which relate to and protect various aspects of IPC Opco’s HyperFoam family of drug delivery technologies include U.S. Patent No. 6,800,668, issued October 15, 2004 and projected to expire January 19, 2021, and the corresponding issued Canadian Patent No. 2,435,276, which relate to novel syntactic deformable foam compositions used as a carrier or substrate for drug actives, and methods for making these compositions.

In addition to these issued patents, as at September 11, 2009, there were ten pending U.S. Patent applications, and nine corresponding foreign applications pending, including PCT stage and national stage applications, relating to various aspects of IPC Opco’s HyperMatrix and HyperFoam drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications.

To the extent that any of the aforementioned patents are registered in the name of IPC Opco’s two chief scientists or their holding company, such patents will be transferred to IPC Opco prior to the Effective Date.

Government Regulation

IPC Opco focuses on the development of both branded drug products (which require NDAs) and generic drug products (which require ANDAs).  The research and development, manufacture and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and other governmental authorities and agencies.  Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of IPC Opco’s products.  The regulations applicable to IPC Opco’s products may change as the currently limited number of approved controlled-release products increases and regulators acquire additional experience in this area.

United States Regulation

(a)                                  New Drug Application

IPC Opco will be required by the FDA to comply with NDA procedures for its branded products prior to commencement of marketing by IPC Opco, or its licensees.  New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures.  These procedures include (a) pre-clinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an Investigational New Drug Application (“IND”), and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities.  If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own.  IPC Opco intends to generate all data necessary to support FDA approval of the applications it files.

Pre-clinical laboratory and animal toxicology tests may have to be performed to assess the safety and potential efficacy of the product.  The results of these pre-clinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials.  Once the IND notice period has expired, clinical trials may be initiated, unless an FDA hold on clinical trials has been issued.

Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators that are experienced in conducting studies under “Good Clinical Practice” guidelines.  Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated.  Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial.  Clinical studies are typically conducted in three sequential phases, which may overlap.  In Phase I, the initial introduction of the product into human subjects, the compound is tested for absorption, safety, dosage, tolerance, metabolic interaction, distribution, and excretion.  Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the efficacy of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks.  In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites.  Periodic reports on the clinical investigations are required.

IPC Opco, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks.  The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

(b)                                 Abbreviated New Drug Application

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA.  Under the ANDA procedure, the FDA waives the requirement to submit complete reports of pre-clinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time.  The ANDA procedure would be available to IPC Opco for a generic version of a drug product approved by the FDA.  In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute.  Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product.  The FDA must approve the petition before the ANDA may be submitted.  An applicant is not permitted to petition for any other kinds of changes from listed drugs.  The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness.  The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

(c)                                  Patent Certification and Exclusivity Issues

ANDAs are required to include certifications with respect to any third party patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval.  If applicable third party patents are in effect and this information has been submitted to the

FDA, the FDA must delay approval of the ANDA until the patents expire.  If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months.  If the drug product covered by an ANDA were to be found by a court to infringe another company’s patents, approval of the ANDA could be delayed until the patents expire.  Under the Food Drug and Cosmetic Act (“FDC”), the first filer of an ANDA with a “non-infringement” certification is entitled to receive 180 days of market exclusivity.  Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer’s generic product or a successful defense of a patent infringement suit.

Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses.  Patents outside the United States may differ from those in the United States.  Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound.  There may be additional patents relating to a person’s proposed manufacture, use or sale of a product that could potentially prohibit such person’s proposed commercialization of a drug compound.

The FDC contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply.  Exclusivity refers to the fact that the effective date of approval of a potential competitor’s ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires.  Five years of exclusivity are granted to the first approval of a “new chemical entity”.  Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval.  For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength.  Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA.

If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized.  Non-compliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

(a)                                  Investigational New Drug Application

Before conducting clinical trials of a new drug in Canada, IPC Opco must submit a Clinical Trial Application (“CTA”) to the Therapeutic Products Directorate (“TPD”).  This application includes information about the proposed trial, the methods of manufacture of the drug and controls, pre-clinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug.  If, within 30 days of receiving the application, the TPD does not notify IPC Opco that its application is unsatisfactory, IPC Opco may proceed with clinical trials of the drug.  The phases of clinical trials are the same as those described above under “United States Regulation — New Drug Application”.

(b)                                 New Drug Submission

Before selling a new drug in Canada, IPC Opco must submit a New Drug Submission (“NDS”) or Supplemental New Drug Submission (“sNDS”) to the TPD and receive a Notice of Compliance (“NOC”) from the TPD to sell the drug.  The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of bio-pharmaceutics and clinical trials as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended.  The TPD reviews the NDS or sNDS.  If the submission meets the requirements of Canada’s Food and Drugs Act and Regulations, the TPD will issue an NOC for the new drug.

Where the TPD has already approved a drug for sale in controlled-release dosages, IPC Opco may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission (ANDS).  In certain cases, the TPD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

The TPD may deny approval or may require additional testing of a proposed new drug if applicable regulatory criteria are not met.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  Contravention of Canada’s Food and Drugs Act and Regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.

Proposals have recently been made that, if implemented, would significantly change Canada’s drug approval system.  In general, the recommendations emphasize the need for efficiency in Canadian drug review.  Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries.  There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of new drugs.

The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health and Welfare.  After submitting the list, the patentee or an exclusive licensee can commence a proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC.  The minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the waiver of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations.  There may be additional patents relating to a company’s proposed manufacture, use or sale of a product that could potentially prohibit such company’s proposed commercialization of a drug compound.

Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies.  The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

Additional Regulatory Considerations

Sales of IPC Opco’s products by its licensees outside the United States and Canada are subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

Under the U.S. Generic Drug Enforcement Act, ANDA applicants (including officers, directors and employees) who are convicted of a crime involving dishonest or fraudulent activity (even outside the FDA regulatory context) are subject to debarment.  Debarment is disqualification from submitting or participating in the submission of future ANDAs for a period of years or permanently.  The Generic Drug Enforcement Act also authorizes the FDA to refuse to accept ANDAs from any company which employs or uses the services of a debarred individual.  IPC Opco does not believe that it receives any services from any debarred person.

In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry.  IPC Opco believes that it is in compliance in all material respects with such regulations as are currently in effect.

Employees

As of September 1, 2009, the IPC Companies had 21 full-time employees engaged in administration and research and development.  None of IPC Opco’s employees is represented by a labour union and the IPC Companies have never experienced a work stoppage.

Description of Property

On October 1, 2004, IPC Opco entered into a 5-year lease agreement for a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, at approximately $100,000 Canadian per year.  The lease term expires on October 1, 2009, with an option for an additional 5-year term at market rates.  IPC Opco intends to renew the lease.  IPC Opco uses its facilities as a laboratory, office space, and current Good Manufacturing Practices (“cGMP”) scale-up and small to medium-scale manufacturing.

In the second quarter of 2006 IPC Opco completed renovation and construction of its administrative facilities and cGLP research laboratories and construction of a cGMP manufacturing plant for solid oral dosage forms at its 30 Worcester Road facility in Toronto.  The cost of the build-out and equipping of IPC Opco’s administrative, laboratory and manufacturing facility was approximately $1,685,000, with approximately $810,000 for plant and $950,000 for equipment.  The facility now consists of approximately 4,900 sq. ft. for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing.

Legal Proceedings

As of September 1, 2009, IPC Opco is not aware of any pending litigation or threatened claim that materially affects the operations of IPC Opco.  The only claims outstanding that are known to IPC Opco involve two complaints made in 2007 by certain parties who have claimed to hold patents relating to a branded drug called FOCALIN XR® and who filed complaints alleging patent infringement against IPC Opco and certain other parties.  These complaints relate to an application by IPC Opco that seeks the FDA’s approval to commercialize generic versions of each of four strengths of FOCALIN XR®.  These generic drug products have been developed by IPC Opco under a collaboration arrangement with Par Pharmaceutical, Inc. (“Par” or “Par Pharmaceutical”) under which Par is responsible for litigation and its costs.  Par is the agent for IPC Opco in respect of its filing with the FDA for approval to commercialize the generic versions of FOCALIN XR®.  Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States.  IPC Opco remains confident that its generic versions of FOCALIN XR® do not infringe those patents.  Together with its development partner, Par Pharmaceutical, IPC Opco intends to vigorously defend against the complaints described above.

IPC US Share Capital

The authorized capital of IPC US consists of 40,000,000 IPC US Common Shares and 20,000,000 IPC US Preferred Shares, of which 10,850,000 are designated as IPC US Special Voting Shares.  The remaining 9,150,000 IPC US Preferred Shares have not been designated.  As of the date hereof, 6,023,944 IPC US Common Shares and 10,850,000 IPC US Special Voting Shares are issued and outstanding.  Certain additional IPC US Common Shares are issuable to a broker in conjunction with the Arrangement and Merger as compensation for services provided to IPC US.  Such number of shares is subject to determination of the Vasogen Exchange Ratio and the IPC Exchange Ratio as provided for in the Joint Circular.  Assuming completion of the Cervus Arrangement, a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061, an additional 94,713 IPC US Common Shares are issuable to such IPC broker immediately prior to the Effective Time as broker compensation in connection with the IPC Arrangement.

(a)                                  IPC US Common Shares

The holders of IPC US Common Shares, along with holders of IPC US Special Voting Shares as a single class, are entitled to one vote for each share held of record on all matters submitted to a vote of IPC US Shareholders.  The IPC US Shares do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the IPC US voting shares are able to elect all of the directors.  Subject to preferences that may be granted to any then outstanding preferred shares, holders of IPC US Shares are entitled to receive dividends rateably, as may be declared by the IPC US Board out of funds legally available, as well as any distributions to the IPC US Shareholders.  In the event of liquidation, dissolution or winding up, holders of IPC US Common Shares are entitled to share rateably in all of IPC US’ assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred shares.  Holders of IPC US Common Shares have no pre-emptive or other subscription or conversion rights.  There are no redemption or sinking fund provisions applicable to the IPC US Common Shares.

(b)                                 IPC US Preferred Shares

IPC US Preferred Shares may be issued from time to time in one or more series as may from time to time be determined by the IPC US Board.  The IPC US Board has authority, without action by the IPC US Shareholders, to determine the voting rights, preferences as to dividends and liquidation, conversion rights and any other rights of such series.  Any IPC US Preferred Shares, if and when issued in the discretion of the IPC US Board, may carry voting, conversion or other rights superior to those of the IPC US Common Shares and may adversely affect the voting power and rights of the holders of IPC US Common Shares.

(c)                                  IPC US Special Voting Shares

IPC US has designated and issued 10,850,000 IPC US Special Voting Shares, par value U.S.$0.001 per share, all of which are held by IntelliPharmaCeutics Inc.  The holder of IPC US Special Voting Shares, along with the holders of IPC US Common Shares as a single class, are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.  In the event of liquidation, dissolution, or winding-up, holders of IPC US Special Voting Shares have no pre-emptive or other subscription or conversion rights.  There are no redemption or sinking fund provisions applicable to the IPC US Special Voting Shares.  For each IPC US Common Share issued to the holder of IPC Opco’s Exchangeable Shares described below, one IPC US Special Voting Share will be automatically redeemed and cancelled, without any repayment of capital.  IPC US Special Voting Shares are convertible at the sole option of the holder into IPC US Common Shares by exercising the exchange rights associated with the IPC Opco Exchangeable Shares, as described below.

IPC Opco Share Capital

IPC Opco’s authorized capital consists of 10,000,000,000 IPC Opco Common Shares, 10,850,000 IPC Opco Convertible Voting Shares and 10,850,000 IPC Opco Exchangeable Shares.  As of the date hereof, 15,190,000 IPC Opco Common Shares, 10,850,000 IPC Opco Convertible Voting Shares and no IPC Opco Exchangeable Shares are issued and outstanding.

(a)                                  IPC Opco Common Shares

The holders of IPC Opco Common Shares are entitled to receive notice of and to attend all meetings of IPC Opco Shareholders and to vote thereat, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class.  The holders of IPC Opco Common Shares, as a class, are entitled, notwithstanding the number of IPC Opco Common Shares and Convertible Voting Shares outstanding, to such number of votes as a class as is equal to 50% of all votes on any matter to be dealt with at any IPC Opco Shareholder meeting.  Subject to preferences that may be granted to any then outstanding preferred shares, holders of IPC US Shares are entitled to receive dividends rateably, as may be declared by the board of directors of IPC Opco out of funds legally available, as well as any distributions to the IPC Opco Shareholders.  In the event of liquidation, dissolution or winding up, holders of IPC Opco Common Shares are entitled to share rateably in all of IPC Opco’s assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred shares.  Holders of IPC Opco Common Shares have no pre-emptive or other subscription or conversion rights.  There are no redemption or sinking fund provisions applicable to the IPC Opco Common Shares.

(b)                                 IPC Opco Convertible Voting Shares

The holders of the IPC Opco Convertible Voting Shares are entitled to receive notice of and to attend all meetings of IPC Opco Shareholders and to vote thereat, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class.  The holders of IPC Opco Convertible Voting Shares, as a class, are entitled, notwithstanding the number of IPC Opco Common Shares and Convertible Voting Shares outstanding, to such number of votes as a class as is equal to 50% of all votes on any matter to be dealt with at any IPC Opco Shareholder meeting.  Each IPC Opco Convertible Voting Share, among other things, (a) entitles the holder to voting rights in IPC Opco, (b) entitles the holder to receive Canadian dollar equivalent dividends equal to dividends paid on the IPC US Common Shares, (c) is convertible at the option of the holder, at his or her election, for one IPC Opco Exchangeable Share, plus an additional amount for declared and unpaid dividends; and (d) entitles the holder, on liquidation of IPC US or IPC Opco, to receive in exchange for each Convertible Voting Share, one IPC US Common Share, plus an amount for declared and unpaid dividends.  Apart from the right to be treated as being economically equivalent to IPC US Common Shares, the Convertible Voting Shares do not have the right to receive any additional amount from IPC Opco by way of dividends, or upon liquidation, dissolution, winding up or otherwise.

(c)                                  IPC Opco Exchangeable Shares

IPC US has reserved 10,850,000 IPC US Common Shares for issuance upon exchange of the IPC Opco Exchangeable Shares.  Upon exchange of the IPC Opco Exchangeable Shares, IPC US Special Voting Shares will automatically be redeemed and cancelled, without any repayment of capital, on the basis of one IPC US Special Voting Share for each IPC Opco Exchangeable Share exchanged.  Each IPC Opco Exchangeable Share, among other things, (a) entitles the holder to receive Canadian dollar equivalent dividends equal to dividends paid on the IPC US Common Shares, (b) is exchangeable at the option of the holder, at his or her election, for one IPC US Common Share, plus an additional amount for declared and unpaid dividends; and (c) entitles the holder, on liquidation of IPC US or IPC Opco, to receive in exchange for each Exchangeable Share, one IPC US Common Share, plus an amount for declared and unpaid dividends.  Apart from the right to be treated as being economically equivalent to IPC US Common Shares, the Exchangeable Shares do not have the right to receive any additional amount from IPC Opco by way of dividends, or upon liquidation, dissolution, winding up or otherwise.

Contractual Pre-emptive Right

Pursuant to an agreement dated August 1, 2007 between IPC US and Par, if IPC US proposes to issue treasury shares at a price of less than U.S.$7.00 per share, Par has the right to elect, within 15 days of receipt of notice thereof, to subscribe for additional treasury shares of IPC US at the same price and terms upon which IPC US proposes to issue same.  This pre-emptive right expires upon, among other things, the listing or quotation of the IPC US Common Shares on a stock exchange or other organized trading market in Canada.

Dividend Policy

The payment of dividends on the IPC US Shares is at the discretion of the IPC US Board and depends on the financial condition and the need to finance the business activities of IPC US.  IPC US has not paid any dividends on the IPC US Shares since its incorporation and there is no present intention of paying any dividends.

Prior Sales

During the 12 months preceding the date of this Joint Circular, IPC US has not issued any IPC US Shares.  A broker to the IPC Companies is entitled to certain compensation in connection with the IPC Arrangement.  Assuming a Vasogen Exchange Ratio of 0.0667, and IPC Exchange Ratio of 0.559061 and completion of the Cervus Arrangement, 94,713 IPC US Common Shares are issuable immediately prior to the Effective Time as broker compensation.

Market for Securities

The IPC US Shares and the IPC Opco Shares are not traded on any exchange or market system.

Principal Shareholders

To the knowledge of the directors and executive officers of IPC US, as of the date hereof the only person that beneficially owns, directly or indirectly, or controls or directs voting securities of IPC US carrying more than 10% of the voting rights attached to the voting securities of IPC US is as follows:

Name	Number of IPC US Special Voting Shares	Percentage of Issued and Outstanding IPC US Special Voting Shares
IntelliPharmaCeutics Inc.(1)	10,850,000	100%

(1)             A privately-held company owned and controlled by Drs. Isa and Amina Odidi and their family trust, to be renamed “Odidi Holdings Inc.” in connection with the IPC Arrangement.

Consolidated Capitalization

As at December 31, 2008 (unaudited) (U.S.$)
Due to related parties(1)	925,830
Shareholders’ equity	(583,075)
Share capital	16,874
Additional Paid-in Capital	10,482,120
Accumulated other comprehensive income (loss)	385,647
Deficit	(11,467,716)
Total shareholders’ equity	(583,075)

Note:
(1)  The amount due to related parties increased to U.S.$1,530,610 as at June 30, 2009.

Stock Options

As of the close of business on September 1, 2009, there were outstanding options to acquire an aggregate of 5,038,927 IPC US Common Shares, of which 38,927 were issued pursuant to the IPC US Stock Option Plan.  IPC US has in place the IPC US Option Plan for the benefit of certain officers, directors, employees and consultants of IPC US.  The maximum number of IPC US Common Shares that may be issued under the IPC US Option Plan is 1,500,000.

In addition, IPC US has granted performance based stock options to purchase up to 5,000,000 IPC US Common Shares to Drs. Isa and Amina Odidi pursuant to an agreement dated September 10, 2004.  These options vest in increments of 500,000 upon the IPC Companies attaining certain milestones related to FDA filing and FDA approval in respect of certain drugs.  The options are exercisable at a price of U.S.$2.00 per share and expire on September 10, 2014.  As of September 1, 2009, 500,000 of these options have vested and are exercisable.

The following table sets forth the number of IPC US Options owned by directors and senior officers of IPC US as of September 1, 2009 and the grant and expiry dates for each:

Name	Grant Date	Expiry Date	Outstanding IPC US Options	Exercise Price (U.S.$)

Drs. Isa and Amina Odidi	September, 2004	September, 2014	5,000,000	$2.00

Dr. Arnold Beckett	August 2005	August 2015	10,000	$2.00

Dr. David Filer(1)	June 2006 - February 2007	September 2009 - February 2010(1)	18,927	$3.00

Dr. Ameera Al-Jobore	June 2005	June 2010	10,000	$3.00

Total IPC US Options Outstanding			5,038,927

(1)               Expiring as to 3.333 per month with the remaining balance in February, 2010.

In addition, IPC US has agreed to grant non-transferrable broker compensation options to an arm’s length third party broker in connection with the completion of the IPC Arrangement.  Such broker compensation options will be issued immediately prior to the Effective Time, will expire on December 31, 2010 and will entitle the holder to purchase that number of IPC US Common Shares which, following the Effective Time, will be equal 8/14ths of 10% of the number of New IPC Shares issued to former Vasogen Shareholders pursuant to the Arrangement, exercisable at a price equal to the deemed value of such New IPC Shares issued to such former Vasogen Shareholders.

Selected Financial Data

The following selected consolidated financial information concerning IPC US has been derived from and should be read in conjunction with the audited consolidated financial statements of IPC US for the years ended December 31, 2008, 2007 and 2006 attached to this Joint Circular as Appendix “I” and the unaudited consolidated financial statements of IPC US for the six months ended June 30, 2009 attached to this Joint Circular as Appendix “J” and the respective corresponding management discussion and analysis attached to this Joint Circular as Appendix “Q”.

	As at and for the six months ended June 30, 2009	As at and for the year ended December 31, 2008	As at and for the year ended December 31, 2007	As at and for the year ended December 31, 2006
	(in thousands of U.S.$) (unaudited)	(in thousands of U.S.$) (audited)	(in thousands of U.S.$) (audited)	(in thousands of U.S.$) (audited)
Net loss	(798)	(3,765)	(1,291)	(1,320)
Total assets	2,600	3,026	6,878	3,027
Total liabilities	4,149	3,609	4,557	2,567
Shareholder equity	(1,549)	(583)	2,322	460
Loss per share - basic and diluted	(0.05)	(0.22)	(0.08)	(0.08)
Dividends	nil	nil	nil	nil

Directors and Executive Officers

There are currently six directors on the IPC US Board.  Executive officers of the IPC Companies are appointed annually by the IPC US Board and serve until their successors are duly appointed and qualified.

The following table sets for the name and municipality of residence of the directors and officers of the IPC Companies, as well as each individual’s position within the IPC Companies, principal occupation within the five (5) preceding years and the number of securities of the IPC Companies beneficially owned by each such director or executive officer.

Name and Municipality of Residence	Position	Principal Occupation	Shares of IPC US and IPC Opco Beneficially Owned or Over which Control Is Exercised(1)(2)		Shares of IPC US Subject to Options held(1)

Dr. Isa Odidi Toronto, Ontario	Chairman and Chief Executive Officer	Officer of the IPC Companies	10,850,000	(3)	5,000,000	(4)

Dr. Amina Odidi Toronto, Ontario	President, Chief Operating Officer and Director	Officer of the IPC Companies	10,850,000	(3)	5,000,000	(4)

John N. Allport Castleton, Ontario	Vice-President, Legal Affairs and Licensing and Director	Officer of the IPC Companies	200,000		N/A

Arnold Beckett London, England	Director	Retired Professor of Pharmaceutics	N/A		N/A

Kenneth Keirstead Toronto, Ontario	Director	Executive Manager, Lyceum Group	N/A		N/A

Bahadur Madhani Toronto, Ontario	Director	President, Equiprop Management Limited	N/A		N/A

Patrick N. Yat Mississauga, Ontario	Vice-President, Pharmaceutical Analysis and Chemistry	Officer of the IPC Companies	50,000		N/A

(1)	The information as to shares of the IPC Companies beneficially owned or controlled or subject to options held has been furnished by the respective directors and executive officers individually.

(2)	This number does not include shares of the IPC Companies that may be purchased upon the exercise of any options held by the individual.

(3)	Shares owned by Drs. Isa and Amina Odidi are owned through a family holding company, IntelliPharmaCeutics Inc.

(4)	Held jointly by Drs. Isa and Amina Odidi.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following information has been furnished by the directors and executive officers of the IPC Companies.

No director or executive officer of IPC US or IPC Opco is, as at the date hereof or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the IPC Companies), that:

•                                          was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•                                          was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set out below, no director or executive officer of the IPC Companies or shareholder holding a sufficient number of securities of the IPC Companies to affect materially the control thereof:

•                                          is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the IPC Companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•                                          has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

No director or executive officer of the IPC Companies or shareholder holding a sufficient number of securities of the IPC Companies to affect materially the control thereof, has been subject to:

•                                          any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•                                          any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of IPC US or IPC Opco are also directors, officers and shareholders of other companies and conflicts may arise between their duties as directors or officers of the respective IPC Company and as directors, officers or shareholders of other companies.  All such possible conflicts are required to be disclosed in accordance with the requirements of applicable law and those concerned are required to govern themselves in accordance with the obligations imposed upon them by law and such code.

Executive Compensation

Compensation Discussion and Analysis

Background - IPC US, through IPC Opco, develops both new and generic controlled-release pharmaceutical products and licenses these developed products for commercialization. At present, no such licensed product has been commercialized and IPC US’s primary focus is on obtaining regulatory approval for 15 proposed products. As of September 1, 2009, the IPC Companies had 21 full-time employees engaged in administration and research and development.

Objectives - The overall objectives of IPC US’s compensation program include: (a) attracting and retaining talented executive officers; (b) aligning the interests of those executive officers with those of IPC US; and (c) linking individual executive officer compensation to the performance of IPC US. IPC US’s compensation program is currently designed to compensate executive officers for performance of their duties and to reward certain executive officers for performance relative to certain milestones.

Elements of Compensation - The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers (as hereinafter defined) for the most recently completed financial year are: (a) base salary; and (b) perquisites and personal benefits. Prior to the most recently completed financial year, the Named Executive Officers have also received option-based awards.

Base salary is a fixed element of compensation payable to each Named Executive Officer for performing his or her position’s specific duties. The amount of base salary for a Named Executive Officer has been determined through negotiation of an employment agreement with each Named Executive Officer (see “Summary Compensation Table — Employment Agreement with Dr. Isa Odidi; Employment Agreement with Dr. Amina Odidi” below). While base salary is intended to fit into IPC US’s overall compensation objectives by serving to attract and retain talented executive officers, the size of IPC US and the nature and stage of its business also impact the level of base salary.  To date, the level of base salary has not impacted IPC US’s decisions about any other element of compensation.

Option-based awards are a variable element of compensation that reward each Named Executive Officer for performance overall. Option-based awards are intended to fit into IPC US’s overall compensation objectives by aligning the interests of the Named Executive Officers with those of IPC US, and linking individual Named Executive Officer compensation to the performance of IPC US. The IPC US Board, which includes the Named Executive Officers, is responsible for setting and amending any equity incentive plan under which an option-based award is granted.

IPC US has in place the IPC US Option Plan for the benefit of certain officers, directors, employees and consultants of IPC US, including the Named Executive Officers (see “Certain Information Concerning the Parties — Information Concerning IPC US and IPC Opco — Stock Options”). However, to date, the Named Executive Officers have not been issued options under such plan. Rather, IPC US has granted performance-based options to the Named Executive Officers pursuant to a separate option agreement, which was negotiated with the Named Executive Officers at the same time as their employment agreements (see “Summary Compensation Table — Separate Option Agreement” below). These options vest upon the IPC Companies attaining certain milestones relating to FDA filings and approvals for company drugs, such that 500,000 options vest in connection with each of the FDA filings for the first five company drugs and 500,000 options vest in connection with each of the FDA approvals for the first five company drugs. To date, the level of these performance-based options has been taken into account by the IPC US Board and impacted IPC US’s decisions about base salary and option-based awards under the IPC US Option Plan for the Named Executive Officers.

IPC US also provides perquisites and personal benefits to its Named Executive Officers, including basic employee benefit plans, which are available to all employees, and a car allowance to cover the cost of an automobile for business purposes. These perquisites and personal benefits were determined through negotiation of an employment agreement with each Named Executive Officer (see “Summary Compensation Table — Employment Agreement with Dr. Isa Odidi; Employment Agreement with Dr. Amina Odidi” below). While perquisites and personal benefits are intended to fit into IPC US’s overall compensation objectives by serving to attract and retain talented executive officers, the size of IPC US and the nature and stage of its business also impact the level of perquisites and benefits.  To date, the level of perquisites and benefits has not impacted IPC US’s decisions about any other element of compensation.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 — Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 — Continuous Disclosure Obligations) sets forth all direct and indirect compensation for, or in connection with, services provided to IPC US and IPC Opco for the financial years ended December 31, 2008, 2007 and 2006 in respect of the “Named Executive Officers” (as defined under Form 51-102F6) of IPC US (the “Named Executive Officers”).

Name and principal position (a)	Year (b)	Salary (U.S.$) (c)	Share-based awards (U.S.$) (d)	Option- based awards (U.S.$)(1) (e)	Non-equity incentive plan compensation (U.S.$) (f)
					Annual incentive plans (f1)	Long- term incentive plans (f2)	Pension value (U.S.$) (g)	All other compensation (U.S.$) (h)	Total compensation (U.S.$) (i)
Dr. Isa Odidi, Chairman& Chief Executive Officer	2008 2007 2006	290,462 288,545 279,690	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	11,245 11,170 8,581	301,707 299,715 288,271

Dr. Amina Odidi, President & Chief Operating Officer	2008 2007 2006	290,462 288,545 279,690	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	11,245 11,170 8,581	301,707 299,715 288,271

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate option agreement.

(1) Drs. Isa and Amina Odidi entered into a separate option agreement with IPC US dated September 10, 2004 which is described below and in “Information Concerning IPC US and IPC Opco — Stock Options”.

Employment Agreement with Dr. Isa Odidi — IPC Opco entered into an employment agreement effective September 1, 2004, for Dr. Odidi, as Chairman, Chief Executive Officer and Co-Chief Scientific Officer, to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the IPC US Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless IPC Opco gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to provide for additional intellectual property and non-competition provisions and to provide for non-solicitation provisions, respectively.

Employment Agreement with Dr. Amina Odidi - IPC Opco entered into an employment agreement effective September 1, 2004, for Dr. Odidi, as President, Chief Operating Officer and Co-Chief Scientific Officer, to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the IPC US Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless IPC Opco gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below. Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to provide for additional intellectual property and non-competition provisions and to provide for non-solicitation provisions, respectively.

Separate Option Agreement - IPC US entered into a separate option agreement dated September 10, 2004 with Drs. Isa Odidi and Amina Odidi jointly pursuant to which IPC US granted them performance-based stock options to purchase up to 5,000,000 IPC US Common Shares.  These options vest upon the IPC Companies attaining certain milestones (see “Compensation Discussion & Analysis — Elements of Compensation” above).  The options are exercisable at a price of U.S.$2.00 per share and expire on September 10, 2014.  As of September 1, 2009, 500,000 of these options have vested and are exercisable.  See “Information Concerning IPC US and IPC Opco — Stock Options”.

Salaries payable by IPC US to each NEO are paid in Canadian dollars.  All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.9371 to C$1.00 (2007 — U.S.$0.9309; 2006 — U.S.$0.8581) being the average closing exchange rate quoted by the Bank of Canada for the respective periods.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards — The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.  See “Information Concerning IPC US and IPC Opco — Stock Options”.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)	(f)
Drs. Isa Odidi and Amina Odidi(1)	5,000,000	2.00	Sept. 10, 2014	3,542,400	N/A	N/A

Notes

(1)             These option-based awards are held jointly.

Incentive Plan Awards — Value Vested or Earning During The Year — The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year (U.S.$)	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year (U.S.$)
(a)	(b)	(c)	(d)
Dr. Isa Odidi	Nil	N/A	Nil
Dr. Amina Odidi	Nil	N/A	Nil

Pension Plan Benefits

IPC US does not provide a defined benefit plan or a defined contribution plan for any of its Named Executive Officers, nor does it have a deferred compensation plan for any of its Named Executive Officers.

Termination and Change of Control Benefits

The employment agreement with each of the Named Executive Officers, by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the applicable Named Executive Officer following termination of the employment agreement unless the agreement has been terminated in accordance with its terms (see “Summary Compensation Table — Employment Agreement with Dr. Isa Odidi; Employment Agreement with Dr. Amina Odidi” above).  As a result, if either Named Executive Officer had been terminated on the last business day of IPC US’s most recently completed financial year, it is estimated that an amount of up to approximately U.S.$2 million would be payable to such Named Executive Officer, which is the amount that would have been payable through to September 30, 2013, assuming each named executive officer’s salary was increased in the period in accordance with the terms of their respective contracts.  Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2013, then as such date approaches the amount payable upon termination to the Named Executive Officer will decrease to the point where no amount would be payable upon termination as at September 30, 2013.  Any termination of the employment of a Named Executive Officer must be undertaken by and is subject to the prior approval of the Board of Directors of New IPC.

Director Compensation

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation provided to the non-executive directors for IPC US’s most recently completed financial year.

Name	Fees earned (U.S.$)	Share- based awards (U.S.$)	Option- based awards (U.S.$)	Non-equity incentive plan compensation (U.S.$)	Pension value (U.S.$)	All other compensation (U.S.$)	Total (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Arnold Beckett	24,000	N/A	Nil	N/A	N/A	N/A	24,000
Kenneth Keirstead	22,490	N/A	Nil	N/A	N/A	N/A	22,490
Bahadur Madhani	22,490	N/A	Nil	N/A	N/A	N/A	22,490

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the following:  Messrs Keirstead and Madhani receive a monthly retainer of C$2,000 per month paid in Canadian dollars and Dr. Beckett receives a monthly retainer of U.S.$2,000 per month paid in U.S. dollars.  All amounts are expressed in U.S. dollars converted as required at the exchange rate of U.S.$0.9371 to C$1.00 (2007 — U.S.$0.9309; 2006 — U.S.$0.8581), being the average closing exchange rate quoted by the Bank of Canada for their respective periods.

Outstanding Option-Based Awards and Share-Based Awards — For the non-executive directors of IPC US, no option-based or share-based awards were outstanding at the end of IPC US’s most recently completed financial year.

Incentive Plan Awards — Value Vested or Earning During The Year — For the non-executive directors of IPC US, no option-based or share-based awards vested during IPC US’s most recently completed financial year and no non-equity incentive plan compensation was earned during IPC US’s most recently completed financial year.

Directors’ and Officers’ Liability Insurance

IPC Opco maintains insurance for the liability of its directors and officers arising out of the performance of their duties.  The total amount of such insurance maintained is $1,000,000 subject to a deductible loss payable of $25,000 to $50,000 by IPC US.  The premium payable by IPC US for the period from October 25, 2008 to October 25, 2009 is $10,500.

Information Concerning IPC Newco and IPC Newco US

IPC Newco was incorporated under the CBCA on September 4, 2009 and IPC Newco US was incorporated under the DGCL on September 4, 2009, in both cases for the purposes of the Arrangement and Merger.  Neither company carries on business or has any assets other than, in the case of IPC Newco, its shares of IPC Newco US.  Following completion of the Arrangement and Merger, the separate corporate existence of each of IPC Newco and IPC Newco US shall cease.

All of the issued and outstanding shares of IPC Newco US are currently held by IPC Newco, and all of the issued and outstanding shares of IPC Newco are currently held by IntelliPharmaCeutics Inc.

Pursuant to the Merger, IPC Newco US will be merged with and into IPC US, the separate existence of IPC Newco US shall cease and IPC US shall continue as the surviving corporation.  Pursuant to the Arrangement, IPC Newco will be amalgamated with New Vasogen to form New IPC.

The executive office of IPC Newco and IPC Newco US is 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.

Information Concerning Cervus

Cervus is in the business of acquiring and operating authorized agricultural and industrial equipment dealerships by facilitating dealer succession.  Since its inception Cervus has grown to include 19 John Deere, JCB Construction and Bobcat dealer stores in 16 locations across Alberta, Saskatchewan and western Manitoba.

The Cervus Units are listed on the TSX Venture Exchange under the symbol “CVL.UN”.

Cervus’ principal executive offices are located at 205-120 Country Hills Landing NW, Calgary, Alberta, Canada T3K 5P3.

INFORMATION CONCERNING NEW IPC FOLLOWING THE ARRANGEMENT AND MERGER

Overview

Following completion of the Arrangement and Merger, New IPC will be known as “IntelliPharmaCeutics International Inc.” and will continue to be a corporation existing under the laws of Canada.

Provided the IPC Arrangement and Cervus Arrangement are completed, the former shareholders of IPC US and IPC Opco (other than IPC US) will hold approximately 86% of the issued shares of New IPC and the former shareholders of Vasogen will hold approximately 14% of the issued shares of New IPC.  If only the IPC Arrangement is completed, the former holders of IPC US and IPC Opco (other than IPC US) will hold approximately 92% of New IPC and the former shareholders of Vasogen will hold approximately 8% of the issued shares of New IPC.

The business and operations of New IPC will consist primarily of the current business and operations of IPC Opco.  New IPC will retain ownership of Vasogen’s intellectual property, however the development focus is expected to be principally on IPC’s current product pipeline.  See “Information Concerning the Parties — Information Concerning IPC US and IPC Opco”.

The principal executive office of New IPC will be located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.

Organizational Chart

The following chart shows the corporate relationship structure of New IPC, including jurisdiction of incorporation, following completion of the Arrangement.

Governance

Following the Effective Time, the senior management team of the IPC Companies will be appointed as the senior management team of New IPC.

The number of directors will be set at six.  The following six individuals will be the directors of New IPC: Dr. Isa Odidi, Dr. Amina Odidi, John N. Allport, Kenneth Keirstead, Dr. Eldon Smith and Bahadur Madhani, such appointments to take effect as specified in the Arrangement.  Each of these six individuals has established his or her eligibility and willingness to serve as a director of the board of New IPC.  The directors will hold office until the next annual general meeting of the shareholders of New IPC or until their respective successors have been duly elected or appointed.

The following table sets for the name and municipality of residence of each individual who will be a director and executive officer of New IPC, as well as each individual’s proposed position within New IPC, principal occupation within the five (5) preceding years and the number of securities of New IPC that will be beneficially owned by each such director or executive officer.

Name and Municipality of Residence	Position	Principal Occupation	Shares of New IPC Beneficially Owned or Over which Control Is Exercised(1)(2)(6)		Shares of New IPC Subject to Options held(1)(6)

Dr. Isa Odidi Toronto, Ontario	Chairman and Chief Executive Officer	Officer of the IPC Companies	6,065,812	(3)	2,795,305	(4)

Dr. Amina Odidi Toronto, Ontario	President, Chief Operating Officer and Director	Officer of the IPC Companies	6,065,812	(3)	2,795,305	(4)

John N. Allport Castleton, Ontario	Vice-President, Legal Affairs and Licensing and Director	Officer of the IPC Companies	111,812		N/A

Kenneth Keirstead(5) Toronto, Ontario	Director	Executive Manager, Lyceum Group	N/A		N/A

Bahadur Madhani(5) Toronto, Ontario	Director	Chief Executive Officer, Equiprop Management Limited	N/A		N/A

Name and Municipality of Residence	Position	Principal Occupation	Shares of New IPC Beneficially Owned or Over which Control Is Exercised(1)(2)(6)	Shares of New IPC Subject to Options held(1)(6)

Dr. Eldon Smith(5) Calgary, Alberta	Director	Professor Emeritus University of Calgary, School of Medicine	475	8,575

Patrick N. Yat Mississauga, Ontario	Vice-President, Pharmaceutical Analysis and Chemistry	Officer of the IPC Companies	27,953	N/A

(1)	The information as to shares of New IPC beneficially owned or controlled or subject to options held has been furnished by the respective directors and executive officers individually.

(2)	This number does not include shares of New IPC that may be purchased upon the exercise of any options held by the individual.

(3)	Shares owned by Drs. Isa and Amina Odidi are owned through a family holding company, IntelliPharmaCeutics Inc.

(4)	Held jointly by Drs. Isa and Amina Odidi.

(5)	Member of Audit Committee.

(6)

The number of New IPC Shares assumes both the IPC Arrangement and Cervus Arrangement are completed, a Vasogen Exchange Ratio of 0.0667 and IPC Exchange Ratio 0.559061. The actual Vasogen Exchange Ratio and IPC Exchange Ratio will be within certain ranges and will be determined as described in this Joint Circular. See “The Arrangement and Merger”.

Immediately following the Effective Date, the directors and executive officers of New IPC, as a group, will own beneficially, directly or indirectly, or exercise control or direction over 6,206,052 common shares of New IPC, representing approximately 56.2% of the outstanding common shares of New IPC, assuming both the IPC Arrangement and Cervus Arrangement are completed, a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061.

DR. ISA ODIDI has been the Chairman of the Board, Chief Executive Officer, Co-Chief Scientific Officer, and Chair of Scientific Advisory of IPC Opco and IntelliPharmaCeutics Inc. since their inception (2002 for IPC Opco and 1998 for IntelliPharmaCeutics Inc.).  Dr. Odidi’s work has been cited in textbooks and he has published over a hundred scientific and medical papers, articles and textbooks.  Dr. Odidi has held senior positions in academia and in the pharmaceutical and health care industries.  He currently holds a Chair as Professor of Pharmaceutical Technology at the Toronto Institute of Pharmaceutical Technology in Canada, and is an Adjunct Professor at the Institute for Molecular Medicine, California.  Dr. Odidi received his B.S. degree in Pharmacy, from Ahmadu Bello University, Nigeria, and his M.S., Pharmaceutical Technology, and Ph.D. Pharmaceutics degrees from the University of London, England.  He is also a graduate of the Executive Management Program at the Ivey School of Business, University of Western Ontario.

DR. AMINA ODIDI, wife of Dr. Isa Odidi, has been President, Chief Operating Officer, Chief Financial Officer, Co-Chief Scientific Officer, and a director of IPC since 2002.  From 1998 to 2002, Dr. Odidi was CEO and President of IntelliPharmaCeutics Inc.  She has had extensive experience developing and applying proprietary technologies to the development of controlled-release drug products for third-party pharmaceutical companies.  Dr. Odidi has invented or co-invented various proprietary controlled delivery devices for the delivery of pharmaceutical, nutriceutical, biological, agricultural and chemical agents.  Dr. Odidi received her B.S. degree in Pharmacy, from Ahmadu Bello University, Nigeria, and her M.S., Biopharmaceutics and Ph.D. Pharmaceutics degrees from the University of London, England.

JOHN N. ALLPORT has been Vice President since 2005.  He was Director of Technology Licensing from 2001 to 2004.  Mr. Allport has in excess of twenty years’ experience in the field of intellectual property law as an attorney with the international IP firm Messrs. Sim, Hughes, Ashton & McKay of Toronto, working for and against many Fortune 100 companies.  He has also been engaged to assist in the creation and exploitation of the extensive IP licensing interests of such international licensing giants as Walt Disney Corporation, the Canadian Olympic Association and the World Wildlife Fund.

KENNETH KEIRSTEAD has been a director since January, 2006.  He is educated in clinical biochemistry and business administration.  He has worked in the health care delivery and pharmaceutical industries for over 45 years.  He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on health care and related services topics.  Since 1998 Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the health care field, of which Mr. Keirstead is the founder.

BAHADUR MADHANI, an accountant, has been a director since March 31, 2006.  He is a member of the advisory board of Quebecor Ontario and former chairman of United Way of Toronto.  He was awarded membership in the Order of Canada in 2001.  Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.  At present, he is also the Chairman of the YMCA of Toronto.

DR. ELDON SMITH has been a director of Vasogen since July 1998.  He is professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.  In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada.  Dr. Smith currently serves on the boards of Canadian Natural Resources Limited and Aston Hill Financial Inc.

DR. PATRICK N. YAT has been Vice President since 2005.  He was Director of Pharmaceutical Analysis and Chemistry for IPC and its parent from 2001 to 2004.  Dr. Yat’s responsibilities include the development and validation of analytical methods for drug compounds and drug delivery systems under development, and the supervision and execution of all pre-formulation activities.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following information has been furnished by the proposed directors and executive officers of New IPC.

No proposed director or executive officer of New IPC is, as at the date hereof or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, that:

•                                          was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•                                          was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set out below, no proposed director or executive officer of New IPC or shareholder who will hold a sufficient number of securities of New IPC to affect materially the control thereof at the Effective Time:

•                                          is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•                                          has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

No proposed director or executive officer of New IPC or shareholder holding a sufficient number of securities of New IPC at the Effective Time to affect materially the control thereof, has been subject to:

•                                          any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•                                          any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the proposed directors and officers of New IPC are also directors, officers and shareholders of other companies and conflicts may arise between their duties as directors or officers of New IPC and as directors, officers or shareholders of other companies.  All such possible conflicts are required to be disclosed in accordance with the requirements of applicable law and those concerned are required to govern themselves in accordance with the obligations imposed upon them by law and such code.

Capital Structure of New IPC

Following completion of the Arrangement, the authorized capital of New IPC will consist of an unlimited number of common shares all without nominal or par value, and an unlimited number of preference shares issuable in series having the rights and privileges set out in Schedule B to the Plan of Arrangement and no other classes of shares.

Common Shares

Each common share of New IPC entitles the holder thereof to one vote at any meeting of shareholders of New IPC, except meetings at which only holders of a specified class of shares are entitled to vote.  Common shares of New IPC are entitled to receive, as and when declared by the board of New IPC, dividends in such amounts as shall be determined by the board of New IPC.  The holders of common shares of New IPC have the right to receive the remaining property of New IPC in the event of liquidation, dissolution, or winding-up of New IPC, whether voluntary or involuntary.

Preference Shares

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of New IPC. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of New IPC, whether voluntary or involuntary, or any other distribution of the assets of New IPC among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of New IPC and over any other shares ranking junior to the preference shares.

New IPC Warrants

Each of the New Vasogen Warrants will become such number of New IPC Warrants for each New Vasogen Warrant as is determined on the basis of the Vasogen Exchange Ratio.  Pursuant to the IPC Arrangement, each New Vasogen Warrant will become such number of New IPC Warrants as is determined on the basis of the Vasogen Exchange Ratio.  All terms and conditions of the New IPC Warrants will be the same as the terms and conditions of the New Vasogen Warrants mutatis mutandis.

New IPC Options

Each outstanding Vasogen Option and each outstanding IPC US Option, including options granted pursuant to the IPC US Stock Option Plan and the performance based options and broker compensation options issued pursuant to stock option agreements, that has not been duly exercised prior to the Effective Time, whether or not vested, will be exchanged for such number of New IPC Options for each Vasogen Option or IPC US Option on the basis of the Vasogen Exchange Ratio or IPC Exchange Ratio, as the case may be, and the exercise price thereof shall be adjusted accordingly rounded up to the nearest cent.  New IPC Options issued in exchange for Vasogen Options and IPC US Options granted under the IPC US Stock Option Plan will be issued pursuant to the New Option Plan.  For information regarding the New Option Plan, see “Approval of the New Option  Plan”.

Dividend Policy

New IPC intends to retain future earnings, if any, to finance the operations of its business.  Any future dividend policy will be determined by the board of New IPC, and will depend upon, among other factors, New IPC’s earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on New IPC’s financial condition, tax liabilities, and such economic and other conditions as the board of New IPC may deem relevant.

Outstanding Securities of New IPC Immediately Following Completion of the Arrangement and Merger

The following table illustrates the outstanding securities of New IPC immediately following completion or the Arrangement and Merger assuming completion of the Cervus Arrangement, a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061:

Type of security	Number of securities outstanding held by former IPC US Securityholders	Number of securities outstanding held by former Vasogen Securityholders
New IPC Shares	9,486,525	1,544,318
New IPC Preference Shares	Nil	Nil
New IPC Options	2,894,136	73,302
New IPC Warrants	Nil	397,781

The number of New IPC Shares, New IPC Options and New IPC Warrants outstanding, upon completion of the Arrangement and Merger may vary depending on the IPC Exchange Ratio and the Vasogen Exchange Ratio to be determined within the range specified in this Joint Circular.

Executive Compensation

Following the Effective Time, the senior management team of the IPC Companies will be appointed the senior management team of New IPC on the same terms as their current employment arrangements with the IPC Companies.  Also following the Effective Time, it is intended that the directors of New IPC be compensated by New IPC on the same terms as the directors of IPC US were prior to the Arrangement and Merger.  See “Information Concerning the Parties — Information Concerning IPC US and IPC Opco — Executive Compensation”.

Principal Shareholders of New IPC

Based on information as of the date hereof, at the Effective Time, assuming no IPC US Shareholders or Vasogen Shareholders dissent, the only person that will beneficially own, directly or indirectly, or control, or direct voting securities of New IPC carrying more than 10% of the voting rights attached to the voting securities of New IPC is as follows:

Name	Number of Common Shares of New IPC	Percentage of Issued and Outstanding Common Shares of New IPC

IntelliPharmaCeutics Inc.(1)	6,065,812	54.99%

(1)               A private company owned and controlled by Drs. Isa and Amina Odidi and their family trust, to be renamed “Odidi Holdings Inc.” in connection with the IPC Arrangement.

(2)               These figures assume both the Cervus Arrangement and IPC Arrangements are completed, a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061.

Selected Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information for New IPC is based on the assumptions described in the respective notes to the unaudited pro forma consolidated balance sheet as at June 30, 2009 and the unaudited pro forma consolidated statements of operations and comprehensive loss for the six months ended June 30, 2009 and for the year ended December 31, 2008, attached to this Joint Circular as Appendix “K”.  The pro forma consolidated Statement of Operations has been prepared based on the assumption that, among other things, the Effective Date of the Arrangement and Merger was January 1, 2008.  The pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Effective Date of the Arrangement and Merger was June 30, 2009.  The unaudited pro forma consolidated financial statements are not necessarily indicative of New IPC’s consolidated financial position and results from operations if the events reflected therein were in effect on January 1, 2008 nor do they purport to project New IPC’s consolidated financial position or results from operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement and Merger.  The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement and Merger contained in this Joint Circular, the unaudited pro forma consolidated financial statements contained in Appendix “K” to this Joint Circular, the audited consolidated financial statements of Vasogen incorporated by reference in this Joint Circular and the audited consolidated financial statements of IPC US attached to this Joint Circular as Appendix “I” and the audited balance sheets of New Vasogen and Vasogen Subco attached to this Joint Circular as Appendix “L” and Appendix “M”, respectively.

As at June 30, 2009 and for the year ended December 31, 2008, respectively, after giving effect to the Arrangement and Merger (in thousands of U.S.$) (unaudited)
Pro Forma Balance Sheet Data (as at June 30, 2009)

Cash	12,240
Total assets	15,982
Current liabilities	6,447
Total liabilities	8,331
Shareholders’ equity	7,651
Total liabilities and shareholders’ equity	15,982

Pro Forma Statement of Operations Data (for the year ended December 31, 2008)

Net loss from continuing operations	(15,512)
Comprehensive loss	(15,094)

Pro Forma Consolidated Capitalization

As at June 30, 2009 after giving effect to the Arrangement (in thousands of U.S.$) (unaudited)

Due to related parties	1,531
Total liabilities	8,331
Shareholders’ equity
Share capital	9,096
Warrants	Nil
Additional paid-in capital	10,730
Accumulated other comprehensive income	217
Deficit	(12,392)
Total shareholders’ equity	7,651

Audit Committee

The audit committee of the New IPC board of directors will monitor New IPC’s financial activities, policies, and internal control procedures. Following the Effective Time, the audit committee of New IPC will be comprised of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom are considered independent and financially literate (as such terms are defined under applicable Canadian securities legislation).  The members of the audit committee will select a Chair from amongst themselves.

Education and Experience

KENNETH KEIRSTEAD is educated in clinical biochemistry and business administration and has been a director of IPC US since January 2006.  He has worked in the health care delivery and pharmaceutical industries for over 45 years.  He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on health care and related services topics.  Since 1998 Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the health care field, of which Mr. Keirstead is the founder.

BAHADUR MADHANI is a chartered accountant and has been a director of IPC US since March 31, 2006.  He is a member of the advisory board of Quebecor Ontario and former chairman of United Way of Toronto.  He was awarded membership in the Order of Canada in 2001.  Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.  At present, he is also the Chairman of the YMCA of Toronto.

DR. ELDON SMITH has been a director of Vasogen since July 1998.  He is professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.  In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada.  Dr. Smith currently serves on the boards of Canadian Natural Resources Limited and Aston Hill Financial Inc.

Audit Committee Charter

Following the Effective Time, the board of directors of New IPC intends to adopt an audit committee charter which will set out the mandate and purpose of the audit committee, as well as its duties and responsibilities.

Pre-Approval Policies and Procedures

Following their appointment, after the Effective Time, the audit committee intends to adopt specific policies and procedures for the engagement of non-audit services.

Corporate Governance

Board of Directors

It is proposed that following the Effective Time, the board of directors of New IPC be comprised of six individuals: Dr. Isa Odidi (Chair), Dr. Amina Odidi, John N. Allport, Kenneth Keirstead, Dr. Eldon Smith and Bahadur Madhani.  Three of these directors, Messrs. Keirstead and Madhani and Dr. Smith, are considered to be “independent” (as such term is defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices), Dr. Isa Odidi (Chair), Dr. Amina Odidi and John N. Allport are not be considered to be “independent” by virtue of their proposed management positions with New IPC.

Since a majority of the directors are not independent, the board of directors of New IPC intends to take various measures to facilitate the exercise of independent judgment by the directors in carrying out their responsibilities.  The board of directors will hold regular meetings to review the business and affairs of New IPC and to make decisions relating thereto.  The independent directors will form the audit committee, and therefore will meet independently on a regular basis.  Appropriate in camera sessions of the independent directors will be held whenever necessary.  The board of directors, in conjunction with management, will participate in the strategic planning process, identify the principal risks of the business of New IPC and seek to implement appropriate systems to manage these risks.  The board of directors will consider senior management succession matters.

Since the Chair of the board is not independent, given the small size of the board, it is intended that the independent directors will each take leadership roles on various issues as the need arises.  In camera meetings of the independent directors will be held whenever necessary.  It is not proposed that the board of New IPC have a “lead director” following the Effective Time, on the basis that the board of directors will be significantly small to operate effectively.

Other Directorships

Certain of the proposed directors of New IPC are also directors of other public companies in Canada and other jurisdictions.  Information as to such other directorships is set out below.

Name	Public Company Directorships
Dr. Eldon Smith	Canadian Natural Resources Limited Aston Hill Financial Inc.

Independent Director Meetings

It is not proposed that the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Such meetings of the independent directors may be held from time to time on an as needed basis, but it is expected that open and candid discussion among the independent directors at meetings at which all directors are in attendance will be facilitated by the small size of the board.

Mandate of the Board of Directors

Following the Effective Time, the board of directors of New IPC intends to adopt a formal mandate outlining its responsibilities for the stewardship of New IPC and for supervising the management of the business and affairs of New IPC.  As part of this overall responsibility, the board expects to handle the following matters:

•                                          succession planning, including appointing, developing, and monitoring senior management and the CEO;

•                                          adopting a strategic planning process and approving and reviewing, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of New IPC;

•                                          identifying the principal risks of New IPC’s business and ensuring the implementation of appropriate systems to manage those risks;

•                                          establishing communication policies for New IPC;

•                                          ensuring the integrity of New IPC’s internal control and management information systems;

•                                          ensuring that there is a culture of integrity throughout New IPC;

•                                          establishing what business transactions and expenditures require the prior approval of the board;

•                                          establishing specific and effective measures in New IPC for receiving shareholder feedback;

•                                          on an annual basis, communicating to management the board’s expectations of management;

•                                          establishing a process for assessing directors on an ongoing basis and proposing new board nominees;

•                                          establishing an orientation and education program for all new directors and a continuing education program for all directors;

•                                          developing New IPC’s approach to corporate governance and monitoring compliance with relevant regulatory guidelines;

•                                          developing position descriptions for the board and the CEO, including the limits to management’s responsibilities;

•                                          reviewing and approving the corporate objectives that the CEO is responsible for meeting, and assessing the CEO against these objectives;

•                                          establishing procedures to ensure that the board functions independently of management;

•                                          regularly assessing the board’s own effectiveness and contribution, as well as the effectiveness and contribution of each board committee and each individual director;

•                                          appointing an audit committee composed solely of independent directors, each of whom is “financially literate” and at least one of whom has “accounting or related financial experience”;

•                                          reviewing and assessing the adequacy of the charter for the audit committee, as well as the charters for other established committees, at least annually;

•                                          establishing a system whereby an individual director can engage an external advisor at the expense of New IPC in appropriate circumstances, subject to the approval of the board or an appropriate committee of the board; and

•                                          conducting regular meetings independent of management.

Members of the board will be expected to review available meeting materials in advance, to attend all regularly scheduled board meetings, and committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

Position Descriptions

Following the Effective Time, the board intends to develop written position descriptions for the Chief Executive Officer and for the Chair of the board and of the audit committee.

Orientation and Continuing Education

Following the Effective Time, to provide orientation to new directors regarding the role of the board and its committees, the board intends to provide copies of its mandate and the charters of its committees.  To orient new directors on the nature and operation of New IPCs business, the board intends to provide new directors with copies of the most recent public filings of New IPC.  New directors will also meet with the Chief Executive Officer to review in detail the business of New IPC.  With respect to continuing education, the board does not intend to adopt a formal continuing education program.  From time to time, the Chief Executive Officer will meet with individual directors to update them on issues relating to the business and, in between board meetings, the Chief Executive Officer will also provide updates to the directors regarding New IPC’s business to ensure that the directors maintain the knowledge regarding New IPC and its industry necessary for them to meet their obligations as directors.  Directors are individually responsible for updating their skills necessary to meet their obligations as directors.  Several directors have either public company experience or extensive experience on other boards.

Ethical Business Conduct

Following the Effective Time, the board intends to adopt a written Code of Business Conduct and Ethics (the “Code”) that will apply to all directors, officers and employees of New IPC and its subsidiaries.  The board will be responsible for monitoring compliance with the Code.  The Code will require all personnel to promptly report any problems or concerns and any actual or potential violations of the Code to their supervisor or if that is not possible or does not resolve the matter, up the chain of management.  Ultimately, unresolved complaints and concerns will be referred to the Chair.  Concerns or complaints regarding account, internal accounting or auditing matters will be referred to the chair of the audit committee.  A waiver of the Code will be granted only in exceptional circumstances and will have to be granted by the board in respect of directors or executive officers or by the Chief Executive Officer in respect of employees.  To ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Code will require directors and executive officers who have a material interest in any transaction that New IPC proposes to enter into, to disclose such interest to the board and comply with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement.

Nomination of Directors

Following the Effective Time it is expected that the board as a whole will be responsible for identifying new candidates for nomination as directors to New IPC.  In identifying new candidates for nomination, the board will consider the mix of competencies and skills of existing directors and the attributes new directors should have for the appropriate mix to be maintained.  The board will also consider the appropriate size of the board with a view to facilitating effective decision-making.

Compensation of Directors and Chief Executive Officer

Compensation of the directors will be determined by the board, taking into account the relative responsibilities of the directors in serving on the board and its committees.  The board will also determine compensation of the Chief Executive Officer taking into account the Chief Executive Officer’s performance in light of established goals and objectives.

Board Assessment

Following the Effective Time, it is expected that the board will be responsible for assessing the its effectiveness and the effectiveness of the audit committee and individual directors. It is expected that the board will be sufficiently small to permit all directors to have input on matters on a regular basis and to informally assess the performance of New IPC throughout the year.

Auditors

Deloitte & Touche LLP, the current auditors of the IPC Companies, are expected to continue as the auditors of New IPC following the Effective Date.

Transfer Agent and Registrar

The transfer agent and registrar for Vasogen Shares is CIBC Mellon Trust Company at its Toronto office and is expected to remain the transfer agent and registrar for New IPC.

Material Contracts

The following will be material contracts of New IPC, other than contracts entered into in the ordinary course:

•                                          the IPC Arrangement Agreement;

•                                          the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 5,000,000 IPC US common shares which, following completion of the Arrangement and Merger (and assuming the completion of the Cervus Arrangement, a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.559061), will entitle the holders to purchase up to 2,795,305 New IPC Shares upon payment of U.S.$3.58 per share, subject to satisfaction of the performance vesting conditions.  See “Information Concerning New IPC Following the Arrangement and Merger —Capital Structure”; and

•                                          the Shareholder Loan.

A copy of any material contract may be inspected during normal business hours by contacting IPC US at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SECURITYHOLDERS

General

The following is a summary of the principal Canadian federal income tax consequences generally applicable to IPC US Shareholders, Vasogen Shareholders and holders of IPC US Options, Vasogen Options and Vasogen Warrants in respect of the proposed Arrangement and Merger.

Comments are restricted to IPC US Shareholders and Vasogen Shareholders, wherever resident, each of whom for the purposes of the Tax Act and at all material times

•                                          deals at arm’s length and is not affiliated with the IPC Companies and the Vasogen Companies and for whom IPC US is not a foreign affiliate,

•                                          holds all IPC US Common Shares and Vasogen Shares, and will hold all New IPC Shares and New Vasogen Shares received pursuant to the Arrangement and Merger, as capital property,

•                                          is not a “financial institution” or “specified financial institution”,

•                                          has not made a functional currency reporting election under the Tax Act,

•                                          is not exempt from tax under Part I of the Tax Act, and

•                                          a Vasogen Shareholder will not, and no person with whom the Vasogen Shareholder does not deal at arm’s length will, alone or in any combination immediately after the Vasogen Share Exchange (described below) control New Vasogen or hold shares in New Vasogen’s capital representing more than 50% of the fair market value of all issued shares in New Vasogen’s capital, and an interest in whom is not a “tax shelter investment” (each a “Holder”).

A Holder’s shares generally will be considered to be capital property of the Holder unless they were held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade.  Certain Holders who are resident in Canada for the purposes of the Tax Act may be entitled to elect irrevocably under subsection 39(4) of the Tax Act that the Holder’s shares of corporations resident in Canada and each other “Canadian security” (as defined for the purposes of the Tax Act) owned by the Holder in the year in which the election is made or any subsequent year, be deemed to be capital property.  A share of IPC US is not a “Canadian security” for purposes of this election.

Comments are restricted to holders of IPC US Options and Vasogen Options, wherever resident, each of whom for the purposes of the Tax Act at all material times,

•                                          is a current or former employee of an IPC Company, a Vasogen Company or a corporation with which an IPC Company or Vasogen Company, as the case may be, does not or did not deal at arm’s length,

•                                          deals at arm’s length with the IPC Company, the Vasogen Company or the corporation, as the case may be, and

•                                          received all of his or her IPC US Options or Vasogen Options in the course of or by virtue of such employment at a time when IPC US or Vasogen, as the case may be, was not a “Canadian-controlled private corporation” for the purposes of the Tax Act,

(each an “Optionee”).

Comments are restricted to holders of Vasogen Warrants wherever resident, each of whom for the purposes of the Tax Act and at all material times, is not a “financial institution” or “specified financial institution” and an interest in whom is not a “tax shelter investment”.

This summary is based on the current provisions of the Tax Act all amendments thereto publicly announced by the Department of Finance (Canada) prior to the date hereof and on counsel’s understanding of the current administrative and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA.  It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any relevant law or practice, although no assurance can be given in these respects.  This summary does not take into account or anticipate any provincial, territorial or foreign income tax considerations, or any tax treaty.

For purposes of the Tax Act, all amounts, including adjusted cost base (“ACB”) and proceeds of disposition, must be expressed in Canadian dollars.  For these purposes, amounts denominated in United States dollars generally must be converted into Canadian dollars using the exchange rate quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

This summary is of a general nature only, is not exhaustive, and is not and is not be construed as, tax advice to any particular Holder or holder of IPC US Options, Vasogen Options or Vasogen Warrants.  Such persons are urged to consult their own tax advisors with respect to all tax consequences of the Arrangement and Merger applicable to their particular circumstances.

Holders

Holders Resident in Canada

This part of the summary is restricted to Holders who, for the purposes of the Tax Act and at all relevant times, are or are deemed to be resident in Canada (each a “Resident Holder”).

•                  Vasogen Share Exchange

A Resident Holder whose Vasogen Shares are exchanged for New Vasogen Shares pursuant to the Arrangement (the “Vasogen Share Exchange”) will not thereby realize any gain or loss unless the Resident Holder chooses to include an amount in income in respect of the exchange in the Resident Holder’s tax return for the taxation year in which the Vasogen Share Exchange occurs.  Provided that the Resident Holder does not include any such amount in income, the Resident Holder will be deemed to have disposed of the Vasogen Shares for proceeds of disposition, and to have acquired the New Vasogen Shares at an aggregate cost, equal to the aggregate ACB of the Resident Holder’s Vasogen Shares, determined immediately before the Vasogen Share Exchange.

A Resident Holder who chooses to include an amount in income in respect of the Vasogen Share Exchange will be deemed to have realized a capital gain (capital loss) equal to the amount by which the fair market value of the Resident Holder’s New Vasogen shares exceeds (is less than) the ACB of the Resident Holder’s Vasogen Shares determined immediately before the exchange, and reasonable costs of disposition.  See “Taxation of Capital Gains and Capital Losses” below.  The Resident Holder will acquire the New Vasogen Shares at an aggregate cost equal to the fair market value of the Resident Holder’s Vasogen Shares at the time of the Vasogen Share Exchange.

•                  IPC Share Exchange — No Section 85 Election

A Resident Holder whose IPC US Common Shares are exchanged for IPC Newco Shares pursuant to the Arrangement (the “IPC Share Exchange”) will, unless the Resident Holder makes a joint election under section 85 of the Tax Act as discussed below, generally realize a capital gain (capital loss) equal to the amount by which the fair market value of the Resident Holder’s IPC US Common Shares exceeds (is less than) the ACB of the Resident Holder’s IPC US Common Shares immediately before the exchange, and reasonable costs of disposition.

See “Taxation of Capital Gains and Capital Losses” below.  The Resident Holder will acquire the IPC Newco Shares at an aggregate cost equal to the fair market value of the Resident Holder’s IPC US Common Shares at the time of the IPC Share Exchange.

•                  IPC Share Exchange — Section 85 Election

A Resident Holder who exchanges IPC US Common Shares for IPC Newco Shares may make a joint election with IPC Newco pursuant to subsection 85(1) of the Tax Act (or, in the case of a holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred “rollover” for Canadian income tax purposes, depending on the amount specified in that election (the “Elected Amount”) and the ACB to the Resident Holder of such IPC US Common Shares at the time of the IPC Share Exchange.

Where a joint tax election is validly made, the Resident Holder will be deemed to have disposed of the IPC US Common Shares for proceeds of disposition equal to the Elected Amount.  If such deemed proceeds of disposition are equal to the ACB to the Resident Holder of the IPC US Common Shares immediately before the exchange, net of any reasonable costs incurred by the Resident Holder in connection with the exchange, the Resident Holder will not realize any capital gain or capital loss on the IPC Share Exchange.  The Resident Holder will be deemed to have acquired the IPC Newco Shares at an aggregate cost equal to the Elected Amount.

There are detailed rules in the Tax Act prescribing limits as to the Elected Amount.  Resident Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the joint tax election, including in respect of property that is co-owned or is held as partnership property.  Resident Holders wishing to make a joint tax election should consult their own tax advisors in respect of whether to do so and in respect of any applicable provincial tax legislation.  The comments herein are provided for general assistance only.  The law in this area is complex and contains numerous technical requirements.

In order to make a joint tax election, among other requirements, a Resident Holder must provide to New IPC (the successor of IPC Newco following the Amalgamation), on or before March 31, 2010 (a) two signed copies of the necessary election form, duly completed including the details of the number of IPC US Common Shares transferred and the applicable Elected Amount for the purposes of the election; and (b) a tax election filing authorization letter, if applicable (collectively, the “Tax Election Package”).  The form will be executed by New IPC and forwarded by mail (within 30 days after the receipt thereof by New IPC) to the CRA with a copy to the Resident Holder.  New IPC will not execute any election forms received after March 31, 2010.  With the exception of such execution and filing of the election form by New IPC, compliance with the requirements for a valid election, including selection of the appropriate Elected Amount, will be the sole responsibility of the Resident Holder making the election.  Accordingly, New IPC will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any joint tax election form or to properly file such form within the time prescribed and in the form prescribed under the Tax Act or the corresponding provisions of any applicable provincial tax legislation.

Any Resident Holder who does not ensure that New IPC has received a duly completed election on or before March 31, 2010 will not be able to benefit from the rollover provisions of the Tax Act.  Accordingly, all Resident Holders who wish to enter into an election with New IPC should give their immediate attention to this matter.

•                  Amalgamation of IPC Newco and New Vasogen

A Resident Holder who exchanges its IPC Newco Shares or New Vasogen Shares for New IPC Shares on the Amalgamation will be deemed to have disposed of such shares for proceeds of disposition equal to the Resident Holder’s aggregate ACB thereof immediately before the effective time of the Amalgamation and to have acquired New IPC Shares at an aggregate cost equal to such proceeds of disposition.  Consequently, no capital gain (or capital loss) will be realized by the Resident Holder on the exchange of IPC Newco Shares or New Vasogen Shares for New IPC Shares on the Amalgamation.

•                  Merger of IPC US and IPC Newco US

A Resident Holder who exchanges the Resident Holder’s IPC US Common Shares for IPC Newco Shares on the IPC Share Exchange will not be subject to Canadian tax as a consequence of the Merger.

If a Resident Holder does not so exchange all of the Resident Holder’s IPC US Common Shares for IPC Newco Shares on the IPC Share Exchange, then on the Merger, such Resident Holder will be considered to have disposed of its remaining IPC US Common Shares to New IPC for proceeds of disposition equal to the fair market value of the New IPC Shares received by the Resident Holder on the Merger.  In general, the Resident Holder will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (is less than) the ACB of the Resident Holder’s IPC US Common Shares immediately before the disposition.  See “Taxation of Capital Gains and Capital Losses” below.  The cost to the Resident Holder of the New IPC Shares received on the Merger will be equal to the fair market value of the IPC US Common Shares at the time of the Merger.

•                  Taxation of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain (“taxable capital gain”) realized in the year of disposition by a Resident Holder on a disposition or deemed disposition of Vasogen Shares or IPC US Common Shares will be included in the holder’s income and one-half of any loss (“allowable capital loss”) realized by such holder will be deducted from any taxable capital gains realized by such holder in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for the year may be carried back to any of the three preceding taxation years or carried forward to any subsequent year and applied against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.  The Tax Act restricts the claiming of a capital loss in certain circumstances, and Resident Holders should consult their own tax advisors as to whether a loss may be recognized.

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Capital gains realized by individuals or trusts (other than certain specified trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Holders Not Resident in Canada

This part of the summary is restricted to Holders who, for the purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, and whose IPC US Common Shares, Vasogen Shares or New Vasogen Shares are not at any relevant time “taxable Canadian property” or “designated insurance property” (as those terms are defined for the purposes of the Tax Act), and are not used or held, or deemed to be used or held, in the course of carrying on a business in Canada (each a “Non-Resident Holder”).  A Non-Resident Holder’s IPC US Common Shares generally will not be taxable Canadian property at any relevant time provided that less than 50% of the value of such share is derived directly or indirectly from any combination of Canadian real property, Canadian resource property and timber resource property (each as defined in the Tax Act).  A Non-Resident Holder’s, Vasogen Shares or New Vasogen Shares, as the case may be, generally will not be taxable Canadian property at any relevant time provided that (i) such shares are listed on a designated stock exchange (such as the TSX or NASDAQ), and (ii) neither the Non-Resident Holder, nor any one or more other persons with whom the Non-Resident Holder does not deal at arm’s length, alone or in any combination directly or indirectly, at any time in the 60 months immediately preceding the Arrangement, held or had rights to acquire 25% or more of the issued shares of any class in the capital of the relevant corporation.  Such shares may be deemed to be “taxable Canadian property” in certain other circumstances, in accordance with the Tax Act.

•                  Vasogen Share Exchange

A Non-Resident Holder whose Vasogen Shares are exchanged for New Vasogen Shares pursuant to the Vasogen Share Exchange will not thereby incur any liability for Canadian federal income tax.

•                  IPC Share Exchange

Only Resident Holders will be entitled to participate in the IPC Share Exchange.

•                  Amalgamation of IPC Newco and New Vasogen

A Non-Resident Holder whose New Vasogen Shares are exchanged for New IPC Shares on the Amalgamation will not thereby incur any liability for Canadian federal income tax.

•                  Merger of IPC US and IPC Newco US

A Non-Resident Holder whose IPC US Common Shares are exchanged for New IPC Shares on the Merger will not thereby incur any liability for Canadian federal income tax.  The New IPC Shares will be deemed to be “taxable Canadian property” to such Non-Resident Holder if the New Vasogen Shares were not listed on a designated stock exchange at the time of the Amalgamation.

Dissent Rights

General

Pursuant to the Arrangement, the Vasogen Shares held by a Holder who validly exercises dissent rights (in this summary, a “Dissenting Holder”) will be cancelled, and the Dissenting Holder will be entitled to be paid an amount (the “Dissent Payment”) by Vasogen equal to the fair value of the Dissenting Holder’s cancelled Vasogen Shares.

Dissenting Holders Resident in Canada

While not free from doubt, the Dissenting Holder, if a Resident Holder (a “Resident Dissenter”), should be required to include in income that portion of the Dissent Payment, if any, that exceeds the paid-up capital of the cancelled Vasogen Shares, which amount should be deemed to be a dividend.  If the Resident Dissenter is an individual, the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations will apply to any deemed dividend, which will not be designated as an “eligible dividend” for the purposes of the enhanced gross-up and dividend tax credit rules.  If the Resident Dissenter is a corporation, it will (subject to the potential application of the capital gains stripping rules in subsection 55(2) of the Tax Act) generally be entitled to deduct the amount of any deemed dividend from its taxable income.  A corporate Resident Dissenter that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on any deemed dividend.

The Resident Dissenter will also realize a capital gain (capital loss) equal to the amount by which the Dissent Payment, (net of any deemed dividend, reasonable costs of disposition, and any portion of the payment that is on account of interest) exceeds (is less than) the ACB of the Vasogen Shares to the Resident Dissenter.  The Resident Dissenter will be required to include one-half of any capital gain in income arising in respect of the Dissent Payment, or be entitled to deduct one-half of any resulting capital loss, in accordance with the usual rules applicable to capital gains and losses.  See “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” above.

In view of the paid-up capital of the Vasogen Shares, it is anticipated that no deemed dividend will arise, however, this is a question of fact that can only be determined after the Effective Time.

The Resident Dissenter will also be required to include in income that portion of the Dissent Payment, if any, that is on account of interest.  Resident Dissenters should consult their own tax advisors concerning the tax consequences of dissenting to the Arrangement.

Dissenting Holders Not Resident In Canada

While not free from doubt, the Dissenting Holder, if a Non-Resident Holder (a “Non-Resident Dissenter”), should be required to pay Canadian withholding tax on that portion of the Dissent Payment, if any, that is deemed to be a dividend at the rate of 25% of the gross amount of the deemed dividend, or such lower rates as may be available under an applicable tax treaty.  New Vasogen intends to withhold on this basis.  In view of the paid-up capital of the Vasogen Shares, it is anticipated that no deemed dividend will arise, however, this is a question of fact that can only be determined after the Effective Time.

The Non-Resident Dissenter will not incur any liability for Canadian federal income tax in respect of that portion of the Dissent Payment, if any, that is a capital gain, or that is on account of interest.

Optionees

Optionees Resident in Canada

This part of the summary is restricted to Optionees who, for the purposes of the Tax Act and at all relevant times, are or are deemed to be resident in Canada (each a “Resident Optionee”).

•                  Vasogen Option Exchange

A Resident Optionee whose Vasogen Options are exchanged for New Vasogen Options pursuant to the Arrangement will be deemed for Canadian federal income tax purposes not to have disposed of the Vasogen Options, and consequently will not thereby have incurred any liability for Canadian federal income tax, provided that:

•                                          the total value, immediately after the exchange, of the New Vasogen Shares that the Resident Optionee is entitled to receive on exercise of the New Vasogen Options, less the amount payable, if any, by the Resident Optionee to acquire the New Vasogen Shares, does not exceed

•                                          the total values immediately before the exchange, of the Vasogen Shares that the Resident Optionee would have been entitled to receive on exercise of the Vasogen Options, less the amount, if any, that would have been payable by the Resident Optionee to acquire the Vasogen Shares.

A Resident Optionee whose Vasogen Options are exchanged for New Vasogen Options pursuant to the Arrangement in circumstances in which the above proviso is not satisfied will be deemed to have received a benefit from employment in the taxation year in which the Effective Time occurs equal to the amount, if any, by which the value of the New Vasogen Options immediately after the exchange exceeds the value of the Vasogen Options immediately before the exchange, and will be required to include the amount of the benefit in income for the year.  The Resident Optionee may be entitled to deduct an amount equal to 50% of the benefit from his or her taxable income for the taxation year provided that certain conditions set out in the Tax Act are satisfied.

•                  Amalgamation of IPC Newco and New Vasogen

The subsequent exchange of the New Vasogen Options for New IPC Options on the Amalgamation will generally be subject to the same Canadian federal income tax rules applicable to the exchange of Vasogen Options for New Vasogen Options described above.

•                  Merger of IPC US and IPC Newco US

A Resident Optionee whose IPC US Options are exchanged for New IPC Options pursuant to the Merger will be deemed for Canadian federal income tax purposes not to have disposed of the IPC US Options, and consequently will not thereby have incurred any liability for Canadian federal income tax, provided that:

•                                          the total value, immediately after the Merger, of the New IPC Shares that the Resident Optionee is entitled to receive on exercise of the New IPC Options, less the amount payable, if any, by the Resident Optionee to acquire the New IPC Shares, does not exceed

•                                          the total value, immediately before the Merger, of the IPC US Shares that the Resident Optionee would have been entitled to receive on exercise of the IPC US Options, less the amount, if any, that would have been payable by the Resident Optionee to acquire the IPC US Shares.

A Resident Optionee whose IPC US Options are exchanged for New IPC Options pursuant to the Merger in circumstances in which the above proviso is not satisfied will be deemed to have received a benefit from employment in the taxation year in which the Effective Time occurs equal to the amount, if any, by which the value of the New IPC Options immediately after the Merger exceeds the value of the IPC US Options immediately before the Merger, and will be required to include the amount of the benefit in income for the year.  The Resident Optionee may be entitled to deduct an amount equal to 50% of the benefit from his or her taxable income for the taxation year provided that certain conditions set out in the Tax Act are satisfied.

Optionees Not Resident in Canada

This part of the summary is restricted to Optionees who, for the purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada (each a “Non-Resident Optionee”).

A Non-Resident Optionee whose Vasogen Options are exchanged for New Vasogen Options pursuant to the Arrangement and whose New Vasogen Options are exchanged for New IPC Options pursuant to the Amalgamation will, to the extent that he or she received the Vasogen Options in the course of employment duties performed in Canada, generally be subject to the same Canadian federal income tax rules applicable to Resident Optionees on the Vasogen Option Exchange and Amalgamation described above.  A Non-Resident Optionee whose IPC US Options are exchanged for New IPC Options pursuant to the Merger will, to the extent that he or she received the IPC US Options in the course of employment duties performed in Canada, generally be subject to the same Canadian federal income tax rules applicable to Resident Optionees on the Merger described above.

A Non-Resident Optionee generally will not be subject to Canadian federal income tax as a result of the exchange of Vasogen Options, New Vasogen Options or IPC US Options, as the case may be, pursuant to the Arrangement and Merger, to the extent that he or she received such options in respect of employment duties performed outside Canada and provided that such options are not “taxable Canadian property” for purposes of the Tax Act to the Non-Resident Optionee.  Such options generally will not be taxable Canadian property at any relevant time provided that the share the Optionee is entitled to receive on the exercise of the option is, in the case of a Vasogen Option or New Vasogen Option, listed on a designated stock exchange, or, in the case of an IPC US Option, less than 50% of the value of such share is derived directly or indirectly from any combination of Canadian real property, Canadian resource property and timber resource property (each as defined in the Tax Act).

Vasogen Warrants

The holders of Vasogen 2005 Warrants will be considered to have disposed of their Vasogen 2005 Warrants for proceeds of disposition equal to the amount paid by New Vasogen on the cancellation of such Warrants.

A holder of a Vasogen 2005 Warrant who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada will generally realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (are less than) such holder’s ACB of the Vasogen 2005 Warrants.  See “Holders — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” above.

A holder of a Vasogen 2005 Warrant who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada will not be subject to Canadian federal income tax on the cancellation of such warrant if such warrant is not “taxable Canadian property” for the purposes of the Tax Act.  Vasogen 2005 Warrants generally will not be taxable Canadian property to a holder of Vasogen 2005 Warrants at a particular time provided that neither such holder, nor any one or more other persons with whom such holder does not deal at arm’s length, alone or in any combination directly or indirectly, at any time in the 60 months immediately preceding the Arrangement, held or had rights to acquire 25% or more of the issued shares of any class in the capital of Vasogen.

The holders of Vasogen 2006-7 Warrants will not be considered to have disposed of their warrants on the Arrangement as the Warrant Indenture and the Supplemental Warrant Indenture provided that the New Vasogen Warrants and the New IPC Warrants will be deemed to be the same as, and a continuation of the Vasogen 2006-7 Warrants.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR SECURITYHOLDERS

IRS Circular 230 disclosure:  Anything contained in this Circular concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

General

The following summary describes the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of IPC US Shares and U.S. Holders of Vasogen Shares in respect of the proposed Arrangement and Merger.  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final U.S. Treasury regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this document and all of which are subject to change (possibly with retroactive effect) or to differing interpretations.  This summary applies only to U.S. Holders that hold their IPC US Shares or Vasogen Shares, and will hold any New IPC Shares or New Vasogen Shares that they receive pursuant to the Arrangement and Merger, as capital assets within the meaning of Section 1221 of the Code.  This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such U.S. Holder’s particular circumstances and it does not address any state, local, estate, gift or non-U.S. tax consequences.  In addition, this summary does not address the consequences applicable to U.S. Holders subject to special treatment under the U.S. federal income tax laws, including:

•                                          banks, insurance companies, trusts and financial institutions;

•                                          tax-exempt organizations;

•                                          mutual funds;

•                                          persons that have a functional currency other than the U.S. dollar;

•                                          traders in securities who elect to apply a mark-to-market method of accounting;

•                                          dealers in securities or foreign currency;

•                                          shareholders who received their shares in compensatory transactions;

•                                          shareholders who hold their shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•                                          holders of options or warrants;

•                                          U.S. expatriates or former long-term residents of the United States;

•                                          persons subject to the alternative minimum tax;

•                                          holders who own or have owned, directly, indirectly or through attribution, 10% or more of the total combined voting power of all classes of stock of Vasogen entitled to vote or who will own, directly, indirectly or through attribution, 5% or more of the total voting power or the total value of New Vasogen Shares pursuant to the Arrangement; and

•                                          holders who will hold 5% or more of the total value or the total voting power of New IPC, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, following the exchange of their shares for the New IPC Shares pursuant to the Merger.

For purposes of the section of this Circular entitled “Certain United States Federal Income Tax Considerations for Securityholders”, a “U.S. Holder” is:

•                                          an individual who is a U.S. citizen or resident for U.S. federal income tax purposes;

•                                          a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•                                          an estate that is subject to U.S. federal income tax on its worldwide income; or

•                                          a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership holds IPC US Shares or Vasogen Shares that will be exchanged in the Arrangement or the Merger, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners of partnerships that hold shares that will be exchanged in the Arrangement or the Merger should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made.  No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences of the Arrangement and the Merger described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described herein.  The following summary is not binding on the IRS or the courts.  This summary assumes that each step of the Arrangement and the Merger will be completed according to the terms of the Plan of Arrangement and the Merger Agreement.  U.S. Holders should consult their own tax advisors as to the specific U.S. federal income tax consequences of the Arrangement and Merger relevant to their particular circumstances, as well as any applicable state, local, foreign, or other tax consequences of the Arrangement and Merger relevant to such U.S. Holders.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of IPC US Shares

For U.S. federal income tax purposes, although the matter is not free from doubt, New IPC and IPC US have agreed to treat the Merger as a reorganization under the provisions of Section 368(a) of the Code (a “Reorganization”).  Assuming that the Merger qualifies as a

Reorganization, and subject to the satisfaction of certain informational reporting requirements, a U.S. Holder generally should not recognize any gain or loss upon receipt of New IPC Shares in exchange for its Shares (or New IPC Options or Warrants in exchange for its Options or Warrants, as the case may be).

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Merger to U.S. Holders.  Accordingly, there can be no assurance that the Merger will qualify as a Reorganization or that the IRS will not challenge the status of the Merger as a Reorganization (or the determination that no gain or loss should be recognized by U.S. Holders in connection with the Merger).  The requirements that must be satisfied in order for the Merger to qualify as a tax-free Reorganization are complex.  Consequently, each U.S. Holder should consult its own tax advisor regarding these requirements and issues.

Assuming that the Merger does not qualify as a tax-free reorganization pursuant to which taxable gain be deferred by U.S. Holders under the provisions of Section 368(a) (and Section 367) of the Code, in general, a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between: (i) the fair market value of the shares (or options or warrants) received by such U.S. Holder in the Merger and (ii) the tax basis of such U.S. Holder in the shares (or options or warrants) exchanged in the Merger.

If the Merger qualifies as a tax-free Reorganization, then the U.S. Holder of the Shares (or Options or Warrants) should not be required to recognize gain on the exchange of its IPC Shares (or Options or Warrants) for the New IPC Shares (or New IPC Options or Warrants).  If the exchange qualifies for the non-recognition of gain, a U.S. Holder will take a tax basis in the New IPC Shares (or New IPC Options or Warrants) received in the Merger equal to the tax basis in the Shares (or Options or Warrants) exchanged in the Merger.  The holding period of the New IPC Shares (or New IPC Options or Warrants) received should include the period during which the U.S. Holder held the Shares (or Options or Warrants).

In order for U.S. Holders to avoid any potential gain recognition in the U.S. in connection with the Merger, among other items, IPC US will be required to comply with certain informational reporting requirements under applicable U.S. income tax law.  In addition, any U.S. Holder who will hold 5% or more of the total value or total voting power of New IPC (either directly or as a result of certain constructive ownership rules applicable under the Code) will (among other items) generally be required to enter into a five-year “gain recognition agreement”, pursuant to which such U.S. Holder generally agrees that if New IPC were to dispose of the stock of IPC US within the five year period following the tax year in which the Merger is consummated, that the U.S. Holder will amend its tax return for the tax year of the Merger in order to treat the Merger as a taxable transaction.  Each U.S. Holder should consult its own tax advisor regarding any informational reporting requirements that may be applicable in connection with the Merger.

Ownership of the New IPC Shares

General

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of New IPC Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the ownership and disposition of New IPC Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the ownership and disposition of New IPC Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the ownership and disposition of New IPC Shares.

Distributions on New IPC Shares

General Taxation of Distributions

Subject to the passive foreign investments company (“PFIC”) rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the New IPC Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of New IPC.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of New IPC, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the New IPC Shares and, (b) thereafter, as gain from the sale or exchange of such New IPC Shares.  See “Disposition of New IPC Shares” below.

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by New IPC generally will be taxed at the preferential tax rates applicable to long-term capital gains if: (a) New IPC is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on New IPC Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date”.

New IPC generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if: (a) New IPC is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the New IPC Shares are readily tradable on an established securities market in the U.S.

However, even if New IPC satisfies one or more of such requirements, New IPC will not be treated as a QFC if New IPC is a PFIC for the taxable year during which New IPC pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a PFIC for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

If New IPC is not a QFC, then, subject to the PFIC rules discussed below, a dividend paid by New IPC to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the New IPC Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the New IPC Shares generally will not be eligible for the “dividends received deduction”.  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of New IPC Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of New IPC Shares in an amount equal to the difference, if any, between: (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the New IPC Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be a long-term capital gain or loss if the New IPC Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the New IPC Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit, to the extent available, will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”.  In addition, this limitation is calculated separately with respect to specific categories of income (“passive category income” and “general category income”).  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of New IPC Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.  Dividends received on the New IPC Shares generally will be treated as “foreign source” and generally will be categorized as “passive category income” or, in the case of certain U.S. Holders, “general category income” for purposes of applying the foreign tax credit rules.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Additional Rules that May Apply to U.S. Holders

If New IPC is a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of New IPC Shares.

Passive Foreign Investment Company

A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year is passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code or makes an election).

The determination of whether New IPC is, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether New IPC will be a PFIC for the current taxable year and each subsequent taxable year depends on the assets and income of New IPC over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular.  Accordingly, no assurance can be given that New IPC will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by New IPC concerning its PFIC status.

If New IPC is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of New IPC Shares will depend on whether such U.S. Holder makes an election to treat New IPC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A U.S. Holder of New IPC Shares during any year in which New IPC is a PFIC must file IRS Form 8621.

Non-Electing U.S. Holders

Under Section 1291 of the Code, with respect to a Non-Electing U.S. Holder, any gain recognized on the sale or other taxable disposition of PFIC shares, and any “excess distribution” (defined generally as an annual distribution that is greater than 125% of the average annual distributions over the three preceding taxable years) received on the PFIC shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the PFIC shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the PFIC shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

These rules will continue to apply to a U.S. Holder even after a PFIC ceases to meet the definition of a PFIC, unless a U.S. Holder elects to be treated as having sold the shares of such corporation on the last day of the last taxable year in which the corporation qualified as a PFIC.

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of the PFIC’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Any amount of distribution in excess of the PFIC’s current and accumulated earnings and profits will be applied against the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares. It is possible that any such gain might be treated as an excess distribution.

Under applicable attribution rules, U.S. Holders of a PFIC may be treated as holding for certain purposes of the PFIC rules stock in subsidiaries of the PFICs which are also PFICs. In such a case, certain dispositions of, and distributions on, stock of such lower-tier PFICs may have consequences under the PFIC rules described above directly to U.S. Holders.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the PFIC shares in which the corporation is a PFIC.  In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year.  If a non-U.S. corporation was a PFIC in a prior year in a U.S. Holder’s holding period for its shares, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the PFIC shares were sold on the qualification date for an amount equal to their fair market value on that date in order for the QEF Election to be “timely”; otherwise, the QEF Election will still apply, but the general rules under Section 1291 will also apply.  The “qualification date” is the first day of the first taxable year in which the PFIC was a QEF with respect to such U.S. Holder.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election with respect to a PFIC and, in a subsequent taxable year, the corporation ceases to be a PFIC, the QEF Election will remain in effect (although it generally will not be applicable) during those taxable years in which the corporation is not a PFIC.  Accordingly, if the corporation becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the corporation is a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the PFIC shares.  Accordingly, if such U.S. Holder reacquires an interest in a PFIC, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the corporation is a PFIC.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  For example, a U.S. Holder that makes timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the PFIC shares.

However, for each taxable year in which a non-U.S. corporation is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the non-U.S. corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally: (a) may receive a tax-free distribution from the PFIC to the extent that such distribution represents “earnings and profits” of the PFIC that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the PFIC shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the lower-tier PFIC for the QEF rules to apply to both PFICs.

A QEF Election will not be available unless the PFIC complies with the record keeping requirements prescribed by the Treasury regulations for determining its “ordinary earnings” and “net capital gain” and provides any necessary information to the U.S. Holder to make such an election. U.S. Holders should be aware that there can be no assurance that New IPC will satisfy record keeping requirements that apply to a QEF, or that New IPC will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that New IPC is a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to a PFIC only if the PFIC shares are marketable stock.  A PFIC’s shares generally will be “marketable stock” if the shares are regularly traded on a qualified exchange or other market.  For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If a PFIC’s shares are traded on such a qualified exchange or other market, the shares generally will be “regularly traded” for any calendar year during which the shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the PFIC shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the PFIC shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the PFIC shares.

A U.S. Holder that makes a Mark-to-Market Election with respect to a PFIC will include in ordinary income, for each taxable year in which the corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the PFIC shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such PFIC shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the PFIC shares over (ii) the fair market value of PFIC shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.  If a timely QEF Election is made by a U.S. Holder, the Mark-to-Market rules would not apply.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the PFIC shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of the PFIC shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Under the current law, the Mark-to-Market Election does not appear to prevent the application of the excess distribution rules under Section 1291 described above (including the indirect disposition rules) in respect of the stock of a subsidiary of the PFIC which is also a PFIC.  Accordingly, if New IPC is a PFIC and New IPC has a non-U.S. subsidiary which is also a PFIC, and a U.S. Holder makes a Mark-to-Market

Election with respect to its New IPC Shares, the U.S. Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of New IPC Shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to certain types of tax-deferred reorganizations under Section 368 of the Code).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which PFIC shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder of PFIC shares, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses PFIC shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such PFIC shares.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of New IPC Shares.

U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders of Vasogen Shares

There is no legal authority directly addressing the proper characterization of the Arrangement for U.S. federal income tax purposes. In addition, the Arrangement will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law.  Accordingly, the U.S. federal income tax consequences of the Arrangement to U.S. Holders of Vasogen Shares are uncertain.  Vasogen has not requested, and does not intend to request, a ruling from the IRS or an opinion of counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Therefore, there can be no assurance that the IRS will not challenge any of the conclusions below or that the U.S. courts will not agree with the IRS in the event of such a challenge.

Implementation of Only the Cervus Arrangement

If only the Cervus Arrangement, and not the IPC Arrangement, is implemented, it is possible that the Vasogen Share Exchange by U.S. Holders pursuant to the Cervus Arrangement may qualify as a tax-deferred exchange pursuant to Section 351 of the Code and/or a Reorganization (in either case, a “Tax-Deferred Transaction”).  However, even if the Vasogen Share Exchange qualifies as a Tax-Deferred Transaction, gain may be recognized by certain U.S. Holders.  If the Vasogen Share Exchange does not qualify as a Tax-Deferred Transaction, U.S. Holders generally would recognize gain or loss as described below.

Treatment if Vasogen Share Exchange Qualifies as a Tax-Deferred Transaction

Subject to the PFIC rules discussed above, if the Vasogen Share Exchange qualifies as a Tax-Deferred Transaction, the following U.S. federal income tax consequences would generally result for U.S. Holders:

•                                          no gain or loss would be recognized by a U.S. Holder on the exchange of Vasogen Shares for New Vasogen Shares;

•                                          the tax basis of a U.S. Holder in the New Vasogen Shares acquired in exchange for Vasogen Shares would be equal to such U.S. Holder’s tax basis in Vasogen Shares exchanged;

•                                          the holding period of a U.S. Holder for the New Vasogen Shares acquired in exchange for Vasogen Shares would include such U.S. Holder’s holding period for Vasogen Shares; and

•                                          U.S. Holders who exchange Vasogen Shares for New Vasogen Shares generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Vasogen Share Exchange occurs, and to retain certain records related to the Vasogen Share Exchange.

Vasogen believes that it was a PFIC for one or more prior taxable years and will likely be a PFIC for its current taxable year.  Under proposed Treasury regulations issued by the IRS, a U.S. Holder that had not made a “timely” QEF Election may be required to recognize gain (but not loss) in respect of a transfer of stock in a PFIC upon a Tax-Deferred Transaction unless an exception provided in the regulations applies.  In general, if a U.S. Holder had not made a timely QEF Election, current recognition of gain would not be required upon a transfer of PFIC stock pursuant to a Tax-Deferred Transaction in exchange for stock in another PFIC.

As discussed above, PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question.  Although New Vasogen is likely to be a PFIC, it is not certain at the time of this Circular whether New Vasogen will be a PFIC.  Accordingly, under the proposed regulations for PFICs, unless New Vasogen is a PFIC, a U.S. Holder of Vasogen Shares that had not made a timely QEF Election would generally be required to recognize gain (but not loss) in respect of the exchange in the manner described below under “Treatment if Vasogen Share Exchange Does Not Qualify as Tax-Deferred Transaction.”

U.S. Holders of Vasogen Shares should consult their own tax advisors regarding the application of the PFIC rules to them and the advisability of making any elections with respect to their Vasogen Shares for the current taxable year.

Treatment if Vasogen Share Exchange Does Not Qualify as a Tax-Deferred Transaction

Subject to the PFIC rules, if the Vasogen Share Exchange does not qualify as a Tax-Deferred Transaction, for U.S. federal income tax purposes, the Vasogen Share Exchange would constitute a taxable disposition of Vasogen Shares by U.S. Holders and would generally result in the following U.S. tax consequences to them:

•                                          a U.S. Holder of Vasogen Shares would recognize gain or loss equal to the difference between (a) the sum of the fair market value of New Vasogen Shares, and other consideration, if any, received by such U.S. Holder and (b) the U.S. Holder’s adjusted tax basis in the Vasogen Shares surrendered;

•                                          the aggregate tax basis of New Vasogen Shares received by a U.S. Holder of Vasogen Shares would be equal to the aggregate fair market value of Vasogen Shares surrendered; and

•                                          the holding period of New Vasogen Shares received by a U.S. Holder in Vasogen Share Exchange will begin on the day after receipt.

Under the PFIC rules, with respect to a Non-Electing U.S. Holder of Vasogen Shares, any such gain would be recognized on a share-by-share basis and taxable under the general rules for excess distributions applicable to PFICs, as described above.  Any loss generally will be a capital loss. Deductions for capital losses are subject to significant limitations.

A U.S. Holder of Vasogen Shares that has made a valid Mark-to-Market Election would generally recognize ordinary income, rather than capital gain, but generally would not be subject to the rules for excess distributions discussed above if the Mark-to-Market Election was properly made for the first taxable year during which the U.S. Holder held Vasogen Shares.  Any loss generally would be treated as an ordinary loss to the extent of the net amount of income previously included under the Mark-to-Market election, and thereafter as a capital loss.

A U.S. Holder of Vasogen Shares that has made a valid and timely QEF Election would generally realize capital gain or loss.  Deductions for capital losses are subject to significant limitations.

U.S. Holders of Vasogen Shares should consult their own U.S. tax advisors regarding the tax consequences of the Arrangement.

Ownership of the New Vasogen Shares

The material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of New Vasogen Shares are generally the same as discussed above under “Ownership of the New IPC Shares” and “Additional Rules that May Apply to U.S. Holders,” substituting in each case “New Vasogen Shares” for “New IPC Shares.”

Implementation of Only the IPC Arrangement

If only the IPC Arrangement, and not the Cervus Arrangement, is implemented, Vasogen expects that the Amalgamation of IPC Newco and Vasogen pursuant to the Arrangement should qualify as a tax-deferred Reorganization for U.S. federal income tax purposes.  Even if the Amalgamation qualifies as a Reorganization, gain may be recognized by certain U.S. Holders.  If the Amalgamation does not qualify as a Reorganization, U.S. Holders generally would recognize gain or loss as described below.

Treatment if the Amalgamation Qualifies as a Reorganization

If the Amalgamation qualifies as a Reorganization, subject to the PFIC rules, the following U.S. federal income tax consequences will generally result for U.S. Holders upon receipt of New IPC Shares in exchange for their Vasogen Shares:

•                                          no gain or loss would be recognized by a U.S. Holder on the exchange of Vasogen Shares for New IPC Shares;

•                                          the tax basis of a U.S. Holder in the New IPC Shares acquired in exchange for Vasogen Shares would be equal to such U.S. Holder’s tax basis in Vasogen Shares exchanged;

•                                          the holding period of a U.S. Holder for the New IPC Shares acquired in exchange for Vasogen Shares would include such U.S. Holder’s holding period for Vasogen Shares; and

•                                          U.S. Holders who exchange Vasogen Shares for New IPC Shares generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Amalgamation occurs, and to retain certain records related to the Amalgamation.

As discussed above, because Vasogen has been a PFIC for one or more prior taxable years, under the proposed regulations, unless New IPC is a PFIC, a U.S. Holder of Vasogen Shares that had not made a timely QEF Election would generally be required to recognize gain (but not loss) in respect of the exchange in the manner described below under “Treatment if the Amalgamation Does Not Qualify as a Reorganization.”  See “Certain United States Federal Income Tax Considerations for Securityholders - Additional Rules that May Apply to U.S. Holders” above for a discussion of the determination of PFIC status for New IPC.

Treatment if the Amalgamation Does Not Qualify as a Reorganization

If the Amalgamation does not qualify as a Reorganization, for U.S. federal income tax purposes, the Amalgamation will constitute a taxable disposition of Vasogen Shares by U.S. Holders and will generally result in the following U.S. tax consequences to them:

•                                          a U.S. Holder of Vasogen Shares would recognize gain or loss equal to the difference between (a) the sum of the fair market value of New IPC Shares, and other consideration, if any, received by such U.S. Holder and (b) the U.S. Holder’s adjusted tax basis in the Vasogen Shares surrendered;

•                                          the aggregate tax basis of New IPC Shares received by a U.S. Holder of Vasogen Shares would be equal to the aggregate fair market value of Vasogen Shares surrendered; and

•                                          the holding period of New IPC Shares received by a U.S. Holder in the Amalgamation will begin on the day after receipt.

Under the PFIC rules, with respect to a Non-Electing U.S. Holder of Vasogen Shares, any such gain would be recognized on a share-by-share basis and taxable under the general rules for excess distributions applicable to PFICs, as described above.  Any loss generally will be a capital loss. Deductions for capital losses are subject to significant limitations.

A U.S. Holder of Vasogen Shares that has made a valid Mark-to-Market Election would generally recognize ordinary income, rather than capital gain, but generally would not be subject to the rules for excess distributions discussed above if the Mark-to-Market Election was properly made for the first taxable year during which the U.S. Holder held Vasogen Shares.  Any loss generally would be treated as an ordinary loss to the extent of the net amount of income previously included under the mark-to-market election, and thereafter as a capital loss.

A U.S. Holder of Vasogen Shares that has made a valid and timely QEF Election would generally realize capital gain or loss.  Deductions for capital losses are subject to significant limitations.

U.S. Holders of Vasogen Shares should consult their own U.S. tax advisors regarding the tax consequences of the Arrangement.

Implementation of the Entire Arrangement

If both the Vasogen Share Exchange and the Amalgamation are completed pursuant to the Arrangement, the U.S. federal income tax consequences of the Arrangement depend on whether the Vasogen Share Exchange and the Amalgamation are treated as one integrated transaction under the step-transaction doctrine or as two separate transactions.

If the Vasogen Share Exchange and the Amalgamation are treated as one integrated transaction, which Vasogen believes is the more likely outcome, the characterization of the integrated transaction for U.S. federal income tax purposes is uncertain.  In particular, the integrated transaction may or may not qualify as a Tax-Deferred Transaction.  If the integrated transaction does not qualify as a Tax-Deferred Transaction, the U.S. tax consequences to U.S. Holders described above under “Implementation of Only the IPC Arrangement — Treatment if the Amalgamation Does Not Qualify as a Reorganization” would generally apply.  If the integrated transaction qualifies as a single Tax-Deferred Transaction, the U.S. tax consequences to U.S. Holders described above under “Implementation of Only the IPC Arrangement — Treatment if the Amalgamation Qualifies as a Reorganization” would generally apply.

If the Vasogen Share Exchange and the Amalgamation are respected as separate transactions, the U.S. tax consequences for each transaction as described above under “Implementation of Only the Cervus Arrangement” and “Implementation of Only the IPC Arrangement” should generally apply, except the references to Vasogen should be changed to New Vasogen with respect to the Amalgamation.

U.S. Holders of Vasogen Shares should consult their own U.S. tax advisors regarding the application of step-transaction doctrine to the Arrangement and the tax consequences of the Arrangement.

Dissenting U.S. Holders

A dissenting U.S. Holder will recognize gain or loss on the exchange of such holder’s Vasogen Shares for cash in an amount equal to the difference between (a) the U.S. dollar amount received on the U.S. dollar value on the date of receipt of any Canadian currency received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such U.S. Holder’s adjusted tax basis in its Vasogen Shares.

 If a dissenting U.S. Holder has made a valid Mark-to-Market Election with respect to its Vasogen Shares, any gain generally will be treated as ordinary income, rather than capital gain, but generally will not be subject to the rules for excess distributions discussed above if the Mark-to-Market Election was properly made for the first taxable year during which the U.S. Holder held Vasogen Shares.  Any loss generally will be treated as an ordinary loss to the extent of the net amount of income previously included under the Mark-to-Market Election, and thereafter as a capital loss.

If a dissenting U.S. Holder has made a valid and timely QEF Election with respect to its Vasogen Shares, such U.S. Holder will generally realize capital gain or loss on the exchange of Vasogen Shares for cash.

A dissenting Non-Electing U.S. Holder of Vasogen Shares will recognize gain, if any, on the exchange of Vasogen Shares on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above.  Any loss generally will be a capital loss.  The deductibility of capital losses is subject to significant limitations.

In each case, the U.S. dollar value of a cash payment in Canadian dollars to a dissenting U.S. Holder should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such payment, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss.  Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above under “Ownership of the New IPC Shares Following the Arrangement and Merger — Foreign Tax Credit.”

If Canadian withholding tax is imposed on the exchange of Vasogen Shares for cash by a dissenting U.S. Holder, the gain realized by such U.S. Holder will generally be treated as U.S. source gain, which may limit the U.S. Holder’s ability to claim a foreign tax credit for any Canadian withholding tax imposed on the payment received by such U.S. Holder.  If a dissenting U.S. Holder of Vasogen Shares is eligible for the benefits of the United States - Canada Income Tax Convention, an election may be available pursuant to which such U.S. Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received in exchange for its Vasogen Shares, be entitled to treat such gain as foreign source income.  Dissenting U.S. Holders are urged to consult their own tax advisors regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situations.

A U.S. Holder that exercises its right to dissent should consult its own tax advisors with respect to the U.S. federal income tax considerations relevant to such U.S. Holder.

Records and Reporting Requirements

A U.S. Holder of Vasogen Shares will generally be required to report certain information to the IRS on its U.S. federal income tax returns for the year in which the Arrangement occurs, including the filing of an IRS Form 8621, to provide information relating to the exchange or disposition of Vasogen Shares pursuant to the Arrangement and to retain certain records related to the Arrangement.  Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Vasogen Shares, New Vasogen Shares, IPC US Shares or New IPC Shares generally will be subject to information reporting and backup withholding tax (currently at the rate of 28%) if a U.S. Holder: (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

RISK FACTORS

The following risk factors, as well as the other information contained in this Joint Circular, including the documents incorporated by reference herein, should be carefully considered by Vasogen Shareholders and IPC US Shareholders in evaluating whether to approve the Arrangement and Merger.

Risks Related to the Arrangement

Whether or not the Arrangements are completed, Vasogen and IPC US expect to incur significant costs.

Vasogen and IPC US will each be responsible for their own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the IPC Arrangement Agreement and Cervus Arrangement Agreement which are estimated to be approximately $2.8 million and $0.7 million, respectively.  Out of Vasogen’s estimated costs approximately $1.1 million is payable upon the closing of both the transactions, and $0.3 million relates to the fairness opinion that was provided by Vasogen’s financial advisor.  The remaining costs consist of legal, accounting, tax, shareholder, and other costs associated with the strategic review process which was initiated in April 2008.  In addition, if the Arrangement is not completed, Vasogen may be required to pay IPC US in certain circumstances specified in the IPC Arrangement Agreement, a termination fee of $500,000.  See “The Arrangement and Merger – The Cervus Arrangement Agreement – Expenses and Termination Fees” and “The Arrangement and Merger – The IPC Arrangement Agreement – Termination Payment”.

In addition, if the Arrangement is not completed, Vasogen may be required to pay Cervus in certain circumstances specified in the Cervus Arrangement Agreement, a termination fee of $250,000 plus up to an additional $250,000 in expenses reimbursements.  See “The Arrangement and Merger – The Cervus Arrangement Agreement – Expenses and Termination Fees”.

The completion of the Arrangement is subject to the satisfaction of conditions.

The obligations of Vasogen, IPC US and Cervus to complete the Arrangement are subject to the satisfaction or mutual waiver, where permissible, of certain conditions set forth in the IPC Arrangement Agreement and the Cervus Arrangement Agreement, as applicable.  By law, some of these conditions must be satisfied in order to consummate the Arrangement, including obtaining the requisite approvals of the IPC US Shareholders, the Vasogen Shareholders, the holders of Cervus Units and the TSX.  If the conditions provided for in the IPC Arrangement Agreement or the Cervus Arrangement Agreement are not satisfied (or waived, as applicable), the Arrangement will not be completed.

Some of the conditions to the Arrangement may be waived by Vasogen or IPC US without re-soliciting shareholder approval for the Arrangement.

Some of the conditions set forth in the IPC Arrangement Agreement may be waived by IPC US or Vasogen, subject to the agreement of the other party in specific cases.  If those conditions are waived, Vasogen and IPC US will evaluate whether an amendment to the Joint Circular and a re-solicitation of proxies is warranted.  In the event that Vasogen or IPC US determines that re-solicitation of proxies is not warranted, the applicable company will have the discretion to complete the Arrangement without seeking the further approval of its shareholders.

Some of the conditions to the Arrangement may be waived by Vasogen or Cervus without re-soliciting shareholder approval for the Arrangement.

Some of the conditions set forth in the Cervus Arrangement Agreement may be waived by Cervus or Vasogen, subject to the agreement of the other party in specific cases.  In the event that Cervus determines that re-solicitation of proxies is not warranted, it will have the discretion to complete the Cervus Arrangement without seeking further approval of its unitholders.

Directors and senior officers of each of IPC US, Vasogen and Cervus have interests in the Arrangement that are different from the interests of IPC US Shareholders, Vasogen Shareholders and the holders of Cervus Units generally.

In considering whether to approve the Arrangement, IPC US Shareholders and Vasogen Shareholders should recognize that some of the directors and senior officers of each of IPC US, Vasogen and Cervus have interests in the Arrangement that differ from, or are in addition to, their interests as IPC US Shareholders or Vasogen Shareholders.  These interests are described in detail under “The Arrangement and Merger — Interests of Certain Persons in the Arrangement and Merger”.

Effects on the IPC Companies if the Arrangement is not Completed.

If the IPC US Merger Resolution is not approved by IPC US Shareholders or if the Arrangement is not completed for any other reason, it is expected that management will operate the IPC Companies in a manner similar to that in which it is being operated today and that IPC US Shareholders will continue to be subject to the same risks to which they are currently subject.  The IPC Companies will not have available to them the cash reserves of Vasogen and will need to seek immediate alternative sources of financing to operate the business, which sources of financing may not be available on terms acceptable to the IPC Companies, or at all.  In addition, the IPC US Shares will not be listed and posted for trading on a stock exchange and accordingly, there will not be a market for such shares to trade.

Effect on Vasogen if the Arrangement is not Completed.

If the Vasogen Merger Resolution is not approved by Vasogen Shareholders or if the Arrangement is not completed for any other reason, it is expected that management will operate Vasogen in a manner similar to that in which it is being operated today and that Vasogen Shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Risks Related to Vasogen’s Business

In evaluating the Arrangement, Vasogen Shareholders and IPC US Shareholders should carefully consider the risk factors and other information relating to Vasogen’s business in the documents incorporated by reference herein, including the risk factors incorporated herein from Vasogen’s Annual Information and Vasogen’s management’s discussion and analysis for the year ended November 30, 2008 and for the interim period ended May 31, 2009.  See “Documents Incorporated by Reference”.

Risks Related to New Vasogen

New Vasogen may not be listed on any stock exchange or market or there may not be an active liquid market for the New Vasogen Shares.

Pursuant to a letter dated September 18, 2009, the TSX conditionally approved the listing of the New Vasogen Shares (in the event only the Cervus Arrangement is completed) under the symbol “VAS”, including the New Vasogen Shares that would be listed upon exercise of New Vasogen Options and New Vasogen Warrants subject to the satisfaction of the customary requirements of the TSX as soon as possible on or prior to the Effective Date.

In the event only the Cervus Arrangement is completed and the New Vasogen Shares are listed on the TSX, New Vasogen may be subject to a delisting review.

In the event that New Vasogen is not able to obtain or maintain a listing for New Vasogen Shares, it may be extremely difficult or impossible for New Vasogen shareholders to sell their New Vasogen Shares.  Moreover, if the New Vasogen Shares are listed on the TSX or NASDAQ, subsequently delisted and obtain a substitute listing for New Vasogen Shares on the TSX Venture Exchange or a quotation on the OTCBB, New Vasogen Shares will likely have less liquidity and more price volatility than expected on the TSX or NASDAQ. Shareholders may not be able to sell their New Vasogen Shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.

Vasogen received a letter, dated August 11, 2009, from the Listing Qualifications Department of The NASDAQ indicating that Vasogen had not regained compliance with Listing Rule 5550(a)(2). Vasogen has subsequently submitted a request for a hearing before the Panel to review the NASDAQ’s determination of the continued listing of Vasogen Shares on the NASDAQ. Vasogen expects that any discussions with the NASDAQ regarding its plans for regaining compliance will be impacted by the proposed transactions described in this Joint Circular. There can be no assurance that the Panel will grant Vasogen’s request for continued listing of Vasogen Shares or the New Vasogen, whichever applicable, on NASDAQ, whether the proposed transactions are consummated or not. Even if the Panel grants such a request for continued listing of Vasogen Shares on the NASDAQ, there can be no assurance that the New IPC Shares will be approved to be listed on the NASDAQ.

If the Panel rules against Vasogen and Vasogen Shares cease to be listed for trading on the NASDAQ, Vasogen will seek to have Vasogen Shares or the New Vasogen Shares (in the case the Cervus Arrangement is completed) quoted on the OTCBB.  There can be no assurance, however, that Vasogen Shares, or the New Vasogen Shares (in case only Cervus Arrangement is consummated), whichever applicable, will be approved to be quoted on the OTCBB.

Risks Related to IPC US’s Business

History of Losses.

IPC Opco commenced operations in 2002 and has incurred losses through December 31, 2008.  For the years ended December 31, 2008, 2007, 2006, 2005 and 2004 IPC Opco incurred losses of U.S.$3,765,174, U.S.$1,290,792, U.S.$1,319,571, U.S.$2,452,865 and U.S.$1,662,352, respectively.  For the six months ended June 30, 2009, IPC Opco incurred losses of U.S.$797,672.  As at June 30, 2009, IPC Opco had an accumulated deficit of U.S.$12,265,388.  These historical financial losses and financial condition could make it more difficult for the IPC Companies to obtain financing in the future or could reduce the value the market places on IPC US Common Shares.

As the IPC Companies engage in the development of products in their pipeline, they will continue to incur losses.  There can be no assurance that the IPC Companies will ever be able to achieve or sustain profitability or positive cash flow.  The IPC Companies ultimate success will depend on whether their drug formulations receive the approval of the FDA or other applicable regulatory agencies needed to commercially market them and they are able to successfully market approved products.  The IPC Companies cannot be certain that they will be able to receive FDA approval for any of their drug formulations, or that they will reach the level of sales and revenues necessary to achieve and sustain profitability.

Dependency on Key Personnel.

The IPC Companies are dependent upon the scientific expertise of Dr. Isa Odidi, Chairman and Chief Executive Officer, and Dr. Amina Odidi, President, Chief Financial Officer and Chief Operating Officer.  Although they now employ, and will in the future continue to employ, other qualified scientists, only Drs. Isa and Amina Odidi have the advanced knowledge, know-how and track record of having successfully developed controlled-release products for other companies.

The success of the IPC Companies business depends, in large part, on their continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on their ability to successfully integrate large number of new employees into their corporate culture, and on their ability to develop and maintain important relationships with leading research and medical institutions and key distributors.  Competition for these types of personnel and relationships is intense, and the failure to obtain and retain such personnel could have material adverse consequences.

Intellectual Property Risk.

The IPC Companies hold U.S. and foreign patents and have pending applications for additional patents.  They intend to continue to seek patent protection for, or maintain as trade secrets, all of the commercially promising drug delivery platforms and technologies that they have discovered, developed or acquired.  The IPC Companies success depends, in part, on their ability, and their collaborative partners’ ability, to obtain and maintain patent protection for new product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties.  As with most biotechnology and pharmaceutical companies, their patent position is highly uncertain and involves complex legal and factual questions.  Without patent and other similar protection, other companies could offer substantially identical products for sale without incurring the sizeable development costs that the IPC Companies have incurred.  The IPC Companies ability to recover these expenditures and realize profits upon the sale of products could be diminished.  The process of obtaining patents can be time-consuming and expensive, with no certainty of success.  Even if they spend the necessary time and money, a patent may not issue or it may insufficiently protect the technology it was intended to protect.  The IPC Companies can never be certain that they were first to develop the technology or that they were the first to file a patent application for the particular technology because of the time that elapses between patent filing and publication, and because publications in the scientific or patent literature lag behind actual discoveries.  If the IPC Companies pending patent applications are not approved for any reason, or if they are unable to receive patent protection for additional proprietary technologies that they develop, the degree of future protection for their proprietary technology will remain uncertain.  Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of their technologies, design around their patented technologies or challenge their issued patents.  Such third parties may have filed patent applications, or hold issued patents, relating to products or processes competitive with those they are developing.  The patents of the IPC Companies competitors may impair their ability to do business in a particular area.  The IPC Companies success will depend, in part, on their ability to obtain patents, protect trade secrets and other proprietary information and operate without infringing on the proprietary rights of others.

Highly Litigious Environment.

The cost of commencing or defending litigation, if necessary, could be significant and could significantly drain the IPC Companies limited financial resources and disrupt their business operations.  While there is no litigation pending or threatened against the IPC Companies other than as described under “Certain Information Concerning the Parties — Information Concerning IPC US and IPC Opco — Legal Proceedings”, litigation to which they may be subjected could relate to, among other things, their patent and other intellectual property rights, licensing arrangements with other persons, product liability and financing activities.  Such litigation could include an injunction against the manufacture or sale of a product or potential product or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of their patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others.  If such litigation is commenced, their business, results of operations, financial condition and cash flows could be materially adversely affected.

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  When the IPC Companies file an ANDA for a bioequivalent version of a drug, they may, in some circumstances, be required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted.  Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product.  A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice.  Such a challenge would prevent FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed.  From time to time, in the ordinary course of business, the IPC Companies face such challenges and may continue to do so in the future.

Reliance on Key Proprietary Information.

The IPC Companies rely on trade secrets, know-how and other proprietary information as well as requiring their employees and other vendors and suppliers to sign confidentiality agreements.  However, these confidentiality agreements may be breached, and they may not have adequate remedies for such breaches.  Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology.  Third parties may otherwise gain access to their proprietary information and adopt it in a competitive manner.

Availability of Raw Materials.

Certain raw materials, which may be necessary for the development and subsequent commercial manufacturing of future products, may be proprietary products of other companies.  If the IPC Companies attempt to manage the risk associated with such proprietary raw materials by the imposition of favourable contractual provisions in supply contracts, by prudent management of inventories and by the continued search for alternative authorized suppliers of such materials or their equivalents, fails, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity could adversely affect their ability to develop or manufacture their products.

The FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier or the supplier was not in compliance with FDA or other applicable requirements, the FDA approval of a new supplier could delay the manufacture of the drug involved. As a result, there is no guarantee IPC Opco will always have timely and sufficient access to a required raw material or other product.  Any inability to obtain raw materials on a timely basis, or any significant price increases which cannot be passed on to customers, could have a material adverse effect on IPC Opco’s business and financial results.

Many third-party suppliers are subject to governmental regulation and, accordingly, IPC Opco is dependent on the regulatory compliance of these third parties.  IPC Opco also depends on the strength, enforceability and terms of its various contracts with these third-party suppliers.

Risk that Products may not be Successfully Commercialized.

Successful development of the IPC Companies products is highly uncertain and is dependent on numerous factors, many of which are beyond their control.  Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

•                                          for ANDA candidates, bioequivalence studies results may not meet regulatory requirements for the demonstration of bioequivalence;

•                                          for NDA candidates, a product may not demonstrate acceptable clinical trial results, even though it demonstrated positive pre-clinical trial results;

•                                          for NDA candidates, a product may not be effective in treating a specified condition or illness;

•                                          a product may have harmful side effects on humans;

•                                          products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals.  Among other things, such delays may be caused by slow enrolment in clinical studies, extended lengths of time to achieve study endpoints, additional time requirements for data analysis, discussions with the FDA, FDA requests for additional pre-clinical or clinical data, or unexpected safety, efficacy or manufacturing issues;

•                                          difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;

•                                          manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and

•                                          the proprietary rights of others, and their competing products and technologies, may prevent the product from being developed or commercialized.

Success in pre-clinical and early clinical trials does not ensure that large-scale clinical trials will be successful.  As well, for ANDA candidates, success in preliminary studies does not ensure the pivotal (submission) bioequivalence studies will be successful.  Results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.  The length of time necessary to complete bioequivalence studies or clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

Factors affecting the IPC Companies R&D expenses include, but are not limited to, the number of, and the outcomes of, bioequivalence studies currently being conducted by them and/or their collaborators.  For example, their R&D expenses may increase based on the number of bioavailability/bioequivalence studies or clinical trials being conducted by them and/or their collaborators during a certain period.

As a result, there can be no assurance that any of the IPC Companies products currently in development will ever be successfully commercialized.

Significant expenditures on research and development may not lead to successful product introductions.

IPC Opco conducts research and development primarily to enable it to manufacture and market pharmaceuticals in accordance with FDA regulations.  IPC Opco is required to obtain FDA approval before marketing its drug products. The FDA approval process is costly and time consuming. Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs.  As IPC Opco continues to develop new products, its research expenses will likely increase.  Because of the inherent risk associated with research and development efforts in its industry, particularly with respect to new drugs, IPC Opco’s research and development expenditures may not result in the successful introduction of FDA approved new bioequivalent pharmaceuticals.

Ability to develop or license, or otherwise acquire, and introduce new products on a timely basis.

Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven.  Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights.  The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA or other regulatory approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable.  IPC Opco, or a partner, may not be successful in obtaining FDA or other required regulatory approval or in commercializing any of the products that it is developing or licensing.

IPC Opco’s Proposed products may not achieve expected levels of market acceptance.

Even if IPC Opco is able to obtain regulatory approvals for its proposed products, the success of those products will be dependent upon market acceptance.  Levels of market acceptance for any products to be marketed by IPC Opco could be affected by several factors, including:

•                                          the availability of alternative products from competitors;

•                                          the prices of IPC Opco’s products relative to those of its competitors;

•                                          the timing of IPC Opco’s market entry;

•                                          the ability to market IPC Opco’s products effectively at the retail level; and

•                                          the acceptance of IPC Opco’s products by government and private formularies.

Some of these factors are not within IPC Opco’s control, and its proposed products may not achieve expected levels of market acceptance.  Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of previously marketed products.  In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry.

Inexperience in conducting clinical trials and submitting NDAs.

With respect to products that IPC Opco develops that are not generic equivalents of existing brand-name drugs and thus do not qualify for the FDA’s abbreviated application procedures, IPC Opco must demonstrate through clinical trials that these products are safe and effective for use. IPC Opco has only limited experience in conducting and supervising clinical trials. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. IPC Opco’s studies and filings may not result in FDA approval to market IPC Opco’s new drug products and, if the FDA grants approval, IPC Opco cannot predict the timing of any approval. There are substantial filing fees for NDAs that are not refundable if FDA approval is not obtained.

There is no assurance that IPC Opco’s expenses related to NDAs and clinical trials will lead to the development of brand-name drugs that will generate revenues in the near future. Delays or failure in the development and commercialization of IPC Opco’s own branded products could have a material adverse effect on IPC Opco’s results of operations, liquidity and financial condition.

Risks and uncertainties inherent in conducting clinical trials.

There are a number of risks and uncertainties associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval or limited profile of an approved product. Moreover, IPC Opco’s clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.

Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. In the future, the completion of clinical trials for IPC Opco’s product candidates may be delayed or halted for many reasons, including:

•                                          delays in patient enrolment, and variability in the number and types of patients available for clinical trials;

•                                          regulators or institutional review boards may not allow IPC Opco to commence or continue a clinical trial;

•                                          IPC Opco’s inability, or the inability of IPC Opco’s partners, to manufacture or obtain from third parties materials sufficient to complete IPC Opco’s clinical trials;

•                                          delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;

•                                          risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;

•                                          difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;

•                                          poor effectiveness of product candidates during clinical trials;

•                                          safety issues, including adverse events associated with product candidates;

•                                          the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;

•                                          governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and

•                                          varying interpretation of data by the FDA or foreign regulatory agencies.

In addition, IPC Opco’s product candidates could be subject to competition for clinical study sites and patients from other therapies under development by other Companies which may delay the enrolment in or initiation of IPC Opco’s clinical trials. Many of these companies have more significant resources than IPC Opco does.

The FDA or foreign regulatory authorities may require IPC Opco to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing IPC Opco’s product candidates to market. Any failure or delay in completing clinical trials for IPC Opco’s product candidates would prevent or delay the commercialization of IPC Opco’s product candidates. There is no assurance IPC Opco’s expenses related to clinical trials will lead to the development of brand-name drugs which will generate revenues in the near future. Delays or failure in the development and commercialization of IPC Opco’s own branded products could have a material adverse effect on IPC Opco’s results of operations, liquidity, financial condition, and IPC Opco’s growth prospects.

Reliance on third parties to conduct clinical trials.

IPC Opco designs the clinical trials for its product candidates, but relies on contract research organizations and other third parties to assist it in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. IPC Opco does not control these third parties and, as a result, they may not treat IPC Opco’s clinical studies as their highest priority, or in the manner in which IPC Opco would prefer, which could result in delays.

Although IPC Opco relies on third parties to conduct its clinical trials, IPC Opco is responsible for confirming that each of IPC Opco’s clinical trials is conducted in accordance with IPC Opco’s general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require IPC Opco to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. IPC Opco’s reliance on third parties does not relieve it of these responsibilities and requirements. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If IPC Opco, its contract research organizations or its study sites fail to comply with applicable good clinical practices, the clinical data generated in IPC Opco’s clinical trials may be deemed unreliable and the FDA may require IPC Opco to perform additional clinical trials before approving its marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of IPC Opco’s clinical trials comply with good clinical practices. In addition, IPC Opco’s clinical trials must be conducted with product manufactured under the FDA’s current Good Manufacturing Practices, or GMP, regulations. IPC Opco’s failure, or the failure of its contract manufacturers, if any, involved in the process, to comply with these regulations may require IPC Opco to repeat clinical trials, which would delay the regulatory approval process.

If third parties do not successfully carry out their duties under their agreements with IPC Opco; if the quality or accuracy of the data they obtain is compromised due to failure to adhere to IPC Opco’s clinical protocols or regulatory requirements; or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines; IPC Opco’s clinical trials may not meet regulatory requirements. If IPC Opco’s clinical trials do not meet regulatory requirements or if these third parties need to be replaced, such clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, IPC Opco may not be able to obtain regulatory approval of its product candidates.

Competition.

Many of the IPC Companies competitors, including smaller pharmaceutical companies, as well as biotechnology firms, universities and other research institutions, have substantially greater financial and technical resources and production and marketing capabilities than what the IPC Companies have.  They also may have greater experience in conducting bioequivalence studies, pre-clinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals.  Therefore, the IPC Companies competitors may succeed in developing technologies and products that are more effective than the drug delivery technology they are developing or that will cause their technology or products to become obsolete or non-competitive, and in obtaining FDA approval for products faster than they could.  Even if the IPC Companies commence commercial sales of their products, they will also be competing against the greater manufacturing efficiency and marketing capabilities of their competitors, areas in which they have limited or no experience.

In the past, the IPC Companies have relied on, and expect to continue to rely on, collaborative arrangements with third parties who provide manufacturing and/or marketing support for some or all of their product candidates.  Even if they find a potential partner, they may not be able to negotiate an arrangement on favourable terms or achieve results that the IPC Companies consider satisfactory.  In addition, such arrangements can be terminated under certain conditions and do not assure a product’s success.  The IPC Companies also face, and will continue to face, intense competition from other companies for collaboration arrangements with other pharmaceutical and biotechnology companies.

Although the IPC Companies believe that their ownership of patents for some of their drug delivery products will limit direct competition with these products, they must also compete with established existing products and other promising technologies and other products and delivery alternatives that may be more effective than their products and proposed products.  In addition, they may not be able to compete effectively with other commercially available products or drug delivery technologies.

Government Regulation.

Governmental authorities in the United States and Canada regulate the research and development, testing and safety of pharmaceutical products.  The regulations applicable to the IPC Companies existing and future products may change.  Regulations require extensive clinical trials and other testing and government review and final approval before they can market these products.  The cost of complying with government regulation can be substantial and may exceed their available resources causing delay or cancellation of their product introductions.

Some abbreviated application procedures for controlled-release drugs and other products, including those related to IPC Opco’s ANDA filings, are or may become the subject of petitions filed by brand-name drug manufacturers seeking changes from the FDA in the approval requirements for particular drugs as part of their strategy to thwart generic competition.  IPC Opco cannot predict whether the FDA will make any changes to its abbreviated application requirements as a result of these petitions, or the effect that any changes may have on IPC Opco. Any changes in FDA regulations may make it more difficult for IPC Opco to file ANDAs or obtain approval of its ANDAs and generate revenues and thus may materially harm IPC Opco’s business and financial results.

Any failure or delay in obtaining regulatory approvals could make the IPC Companies unable to market any products they develop and therefore affect their business, results of operations, financial condition and cash flows.  Even if approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer than in the United States or Canada, which could cause the introduction of the IPC Companies products in other countries to be cancelled or materially delayed.

The manufacturing, distribution, processing, formulation, packaging, labelling and advertising of IPC Opco’s products are subject to extensive regulation by federal agencies, including in the United States, the FDA, Drug Enforcement Administration, Federal Trade Commission, Consumer Product Safety Commission and Environmental Protection Agency, among others. IPC Opco is also subject to state and local laws, regulations and agencies. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s review of NDAs or ANDAs, enforcement actions, injunctions and criminal prosecution.

IPC Opco cannot accurately predict the outcome or timing of future expenditures that it may be required to make in order to comply with the federal, state, and local environmental, safety, and health laws and regulations that are applicable to its operations and facilities. IPC Opco is also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities. IPC Opco is subject periodically to environmental compliance reviews by environmental, safety, and health regulatory agencies. Environmental laws have changed in recent years and IPC Opco may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws.

Environmental Laws and Regulations.

The IPC Companies may incur substantial costs to comply with environmental laws and regulations.  In addition, they may discover currently unknown environmental problems or conditions.  They are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, their operations.  Environmental laws or regulations (or their interpretation) may become more stringent in the future.

Currency Rate Fluctuations.

A large majority of the IPC Companies expenses are payable in Canadian dollars.  There may be instances where they have net foreign currency exposure.  Any fluctuations in exchange rates will impact their reported financial results.  The IPC Companies may not be able to hedge their currency risks.

Product Liability Costs.

The testing and marketing of medical products entails an inherent risk of product liability.  Liability exposures for pharmaceutical products can be extremely large and pose a material risk.  In some instances, the IPC Companies may be or may become contractually obligated to indemnify third parties for such liability.  The IPC Companies business may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that they may have.

Insurance Coverage.

While the IPC Companies currently have, and in some cases are contractually obligated to maintain, insurance for their business, property and their products as they are administered in bioavailability/bioequivalence studies, first- and third-party insurance is increasingly costly and narrow in scope.  Therefore, they may be unable to meet such contractual obligations or they may be required to assume more risk in the future.  If the IPC Companies are subject to third-party claims or suffer a loss or damage in excess of their insurance coverage, they may be required to bear that risk in excess of their insurance limits.  Furthermore, any first or third-party claims made on their insurance policy may impact their ability to obtain or maintain insurance coverage at reasonable costs or at all in the future.

Effective Tax Rate May Vary.

Various internal and external factors may have favourable or unfavourable effects on the IPC Companies future effective tax rate.  These factors include but are not limited to changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of R&D spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of R&D spending, and changes in overall levels of pre-tax earnings.  The IPC Companies corporate structure was designed in part to ensure that they qualify for certain substantial tax credits in Canada.  In particular, at present, they take advantage of favourable tax treatment in Canada for certain research work pertaining to their drug delivery technologies and drug products in research stages.  If those Canadian tax laws as pertain to such research were substantially negatively altered or eliminated, or if their applications for tax credits are refused, it would have a material adverse effect upon their financial results.

Discontinuance of Refundable Tax Credits for Scientific and Research Expenses.

Canadian federal and provincial government tax incentives through the Government of Canada’s Scientific Research and Experimental Development (“SR&ED”) program and similar provincial programs have historically been a significant source of funding for IPC Opco’s operations. Generally, a Canadian-controlled private corporation (a “CCPC”) has access to cash refunds of federal investment tax credits (“ITCs”) of 35% of the first C$3 million of qualified expenditures. Refundable ITCs are available only for years throughout which a Canadian corporation qualifies as a CCPC. ITCs earned by any Canadian corporation that is not a CCPC, being 20% of qualified expenditures for SR&ED carried out in Canada, are not refundable, but may be used to reduce any taxes payable. Unused federal ITCs may be carried forward for 20 years. IPC Opco’s status as a CCPC is expected to terminate on closing of the IPC Arrangement and Merger and New IPC will no longer be eligible for the refundable ITCs. This will eliminate a source of funds that has been material to IPC Opco’s operations in the past. However, New IPC will still be eligible for the non-refundable ITCs.

Additional Risks Related to the Business of New IPC

In considering the risks of the business of New IPC, Vasogen Shareholders and IPC US Shareholders should carefully consider the risk factors outlined in “Risk Factors — Risks Related to Vasogen’s Business” and “Risk Factors — Risks Related to IPC US’s Business”.  In addition, the following risk factors should be considered by Vasogen Shareholders and IPC US Shareholders.

Additional Funding

New IPC may require additional funds that may be difficult or impossible to obtain when needed or on terms acceptable to New IPC.

There may not be an active, liquid market for New IPC Shares.

There is no guarantee that an active trading market for New IPC Shares will be obtained or maintained on a stock exchange or otherwise in any jurisdiction.  Holders of New IPC Shares may not be able to sell their shares quickly, or at all, or at the latest market price if trading in New IPC Shares is not active.

The New IPC Shares are not conditionally approved for listing or quotation on any market or exchange.  There can be no assurance that the New IPC Shares will be approved for listing or quotation on any market or exchange.

Vasogen received a letter, dated August 11, 2009, from the Listing Qualifications Department of the NASDAQ indicating that Vasogen had not regained compliance with Listing Rule 5550(a)(2).  Vasogen has subsequently submitted a request for a hearing before a Panel to review the determination of the Listing Qualifications Department concerning continued listing of Vasogen Shares on the NASDAQ.  Vasogen expects that any discussions with the NASDAQ regarding its plans for regaining compliance will be impacted by the proposed transactions described in this Joint Circular.  There can be no assurance that the Panel will grant Vasogen’s request for continued listing of Vasogen Shares on the NASDAQ, whether the proposed transactions are consummated or not.  Even if the Panel grants such a request for continued listing of Vasogen Shares on the NASDAQ, there can be no assurance that the New IPC Shares will be approved to be listed on NASDAQ.

If the Panel rules against Vasogen and Vasogen Shares cease to be listed for trading on the NASDAQ, Vasogen will seek to have Vasogen Shares or the New Vasogen Shares (in the case the Cervus Arrangement is consummated), or the New IPC Shares (in the case the IPC Arrangement and Merger are completed) quoted on the OTCBB.  There can be no assurance, however, that Vasogen Shares, or the New Vasogen Shares (in case only Cervus Arrangement is consummated) or the New IPC Shares (in the case the IPC Arrangement and Merger are completed), whichever applicable, will be approved to be quoted on the OTCBB.

Issuances of New IPC Shares could adversely affect the trading price and could result in substantial dilution to shareholders.

To the extent that the market price of New IPC Shares declines, New IPC may need to issue an increasing number of common shares per dollar of equity investment.

In addition to New IPC Shares issuable in connection with the exercise of the New IPC Warrants, New IPC’s employees, and directors will hold rights to acquire substantial amounts of New IPC Shares.  In order to obtain future financing if required, it is likely that New IPC will issue additional New IPC Shares or financial instruments that are exchangeable for or convertible into New IPC Shares.  Also, in order to provide incentives to employees and induce prospective employees and consultant to work for New IPC, New IPC may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Future issuances of New IPC Shares could result in substantial dilution to shareholders.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of New IPC Warrants may encourage short selling by market participants.

Volatility of market price and volume of New IPC Shares.

The Vasogen Shares have experienced, and the New IPC Shares may continue to experience, significant volume and price volatility. This volatility could reduce the future market price of New IPC Shares, regardless of operating performance of New IPC. In addition, both the volume and the trading price of New IPC Shares could change significantly over short periods of time in response to, among other things, actual or anticipated variations in quarterly operating results, announcements by New IPC, and/or changes in national or regional economic conditions, making it more difficult for New IPC Shares to be sold at a favourable price or at all.

Future sales of New IPC Shares may cause market prices to decrease.

Upon consummation of the Arrangement and Merger there will be a substantial number of New IPC Shares that will be eligible for resale and that may become freely tradable either upon or shortly after the consummation of the Arrangement and Merger. If the holders of New IPC Shares choose to sell such shares in the public market, the then prevailing market prices for such shares may significantly decline.

If the New IPC shares are listed for trading in the United States they may become subject to the SEC’s penny stock rules.

Transactions in securities that are traded in the United States that are not traded on NASDAQ or on other securities exchange by companies, with net tangible assets of U.S.$5,000,000 or less and a market price per share of less than U.S.$5.00, may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

•                                          must make a special written suitability determination for the purchaser;

•                                          receive the purchaser’s written agreement to a transaction prior to sale;

•                                          provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•                                          obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, even if a market for the New IPC Shares develops in the United States, if these shares are at such time subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in these shares in the United States may be significantly limited. Accordingly, the market price of the shares may be depressed, and investors may find it more difficult to sell the shares.

New IPC may in the future issue preference shares which could adversely affect the rights of holders of New IPC common shares and the value of such shares.

New IPC’s board of directors has the ability to authorize the issue of an unlimited number of preference shares in series, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the holders of New IPC common shares.

Although at the Effective Time New IPC will have no preference shares issued and outstanding, preference shares issued in the future could adversely affect the rights and interests of holders of New IPC common shares.

No history or foreseeable prospect of cash dividends.

IPC US has not paid any cash dividends on the IPC US Shares and New IPC does not intend to pay cash dividends in the foreseeable future. New IPC intends to retain future earnings, if any, for reinvestment in the development and expansion of its business. Dividend payments in the future may also be limited by other loan agreements or covenants contained in other securities which New IPC may issue.  Any future determination to pay cash dividends will be at the discretion of New IPC’s board of directors and depend on its financial condition, results of operations, capital and legal requirements and such other factors as its board of directors deems relevant.

Competition in the industry is intense, and developments by other companies could render New IPC’s product candidates obsolete.

The industry in which New IPC will operate is not a static environment, and market share can change rapidly if competing products are introduced.  There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render New IPC’s technology uneconomical or obsolete.  Many of these organizations have substantially greater financial and/or other resources and may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop.  These developments could render New IPC’s products obsolete and uncompetitive, which would have a material adverse effect on New IPC’s business, financial condition and results of operations.

New IPC has limited sales, marketing and distribution experience.

New IPC will have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products.  There can be no assurance that if required, New IPC would be able to establish sales, marketing, and distribution capabilities or make arrangements with New IPC’s collaborators, licensees, or others to perform such activities or that such efforts would be successful.  If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, New IPC’s business, financial condition and results of operations will be materially adversely affected.

New IPC’s significant shareholders will have the ability to control certain corporate actions.

New IPC’s principal shareholder, IntelliPharmaCeutics Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, is expected to own at least 55% of the issued and outstanding New IPC Shares following completion of the IPC Arrangement.  As a result, the principal shareholders will have the ability to control all matters submitted to shareholders of New IPC for approval that are not subject to a class vote or special resolution requiring the approval of 66 2/3% of the votes cast by holders of New IPC Shares, in person or by proxy.  The controlling shareholder will have the ability to control matters submitted to the shareholders of New IPC requiring approval of the majority of holders of New IPC Shares including the election and removal of directors.

New IPC may not achieve projected development goals in the time frames announced and expected.

From time to time, New IPC may set goals for and make public statements regarding timing of the accomplishment of objectives material to New IPC’s success.  The actual timing of these event can vary dramatically due to a number of factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product developments, manufacturing, or marketing milestones necessary to commercialize products.  There can be no assurance that any clinical trials that are necessary for regulatory approvals will be completed, that we will make regulatory submissions, or receive regulatory approvals.  If New IPC fail to achieve one or more milestones as planned, the price of New IPC Shares could decline.

It may be difficult to obtain and enforce judgments against us because of New IPC’s Canadian residency.

New IPC will be governed by the laws of Canada.  Most of New IPC’s directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of New IPC’s assets and the assets of such persons may be located outside of the United States.  As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States.  In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against New IPC, its directors, controlling persons and officers and the experts named in this joint management information circular who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

OTHER INFORMATION

Indebtedness of Directors, Officers and Employees

Vasogen

For the financial year of Vasogen ended November 30, 2008 and as of the date of this Joint Circular, there was no indebtedness owing to Vasogen by any officer, director, employee or former officer, director or employee of Vasogen, or by any associate of any such person, nor was any indebtedness of any such person the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding by Vasogen or any of its subsidiaries, other than routine indebtedness.

IPC US

For the financial year of IPC US ended December 31, 2008 and as of the date of this Joint Circular, there was no indebtedness owing to IPC US by any officer, director, employee or former officer, director or employee of IPC US, or by any associate of any such person, nor was any indebtedness of any such person the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding by IPC US or any of its subsidiaries, other than routine indebtedness.

Particulars of other Matters to be Acted Upon

Vasogen

Management of Vasogen is not aware of any matters to come before the Vasogen Meeting other than those set forth in the notice of meeting.  If other matters properly come before the Vasogen Meeting, it is the intention of the person named in the accompanying form of proxy to vote the Vasogen Shares represented thereby in accordance with his or her best judgment on such matters.

IPC US

Management of IPC US is not aware of any matters to come before the IPC US Meeting other than those set forth in the notice of meeting.  If other matters properly come before the IPC US Meeting, it is the intention of the person named in the accompanying form of proxy to vote the IPC US Shares represented thereby in accordance with his or her best judgment on such matters.

Other Material Facts

Vasogen is not aware of any material facts concerning the Vasogen Shares or any other matter that has not previously been generally disclosed and that is known to Vasogen which would reasonably be expected to affect the decision of Vasogen Shareholders to approve or not approve the Arrangement, in each case, that are not disclosed in this Joint Circular or in the documents incorporated by reference herein.

IPC US is not aware of any material facts concerning the IPC US Shares or any other matter that has not previously been generally disclosed and that is known to IPC US which would reasonably be expected to affect the decision of shareholders of IPC US to approve or not approve the Merger that are not disclosed in this Joint Circular or in the documents incorporated by reference herein.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Joint Circular or in any of the documents incorporated by reference herein, none of the directors or senior officers of Vasogen are aware of any material interest of any informed person, or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year which has materially affected Vasogen or any of its subsidiaries in the Arrangement or Merger or in any other proposed transaction which would materially affect Vasogen or any of its subsidiaries.

Other than as disclosed in this Joint Circular, none of the directors or senior officers of IPC US are aware of any material interest of any informed person, or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year which has materially affected IPC US in the Arrangement or Merger or in any other proposed transaction which would materially affect IPC US.

Auditors, Transfer Agent and Registrar

KPMG LLP, independent auditors, has audited the financial statements of Vasogen for each of the years ended November 30, 2008 and 2007, as set forth in its report thereon incorporated by reference herein.  Vasogen has incorporated by reference such financial statements in reliance on KPMG LLP’s report.

KPMG LLP, independent auditors, has audited the balance sheet dated August 27, 2009 for each of New Vasogen and Vasogen Subco, each as set forth in the reports hereto as Appendix “L” and Appendix “M”, respectively.

Deloitte & Touche LLP, independent auditors, has audited IPC US’s consolidated financial statements for the year ended December 31, 2008, KPMG LLP, former independent auditors of IPC US, has audited the IPC US consolidated financial statements for the year ended December 31, 2007 and Mintz and Partners LLP, former auditors of IPC US, has audited the IPC US consolidated financial statements for the year ended December 31, 2006, each as set forth in the reports attached hereto as Appendix “I”.

The transfer agent for the common shares of Vasogen is CIBC Mellon Trust Company, P.O. Box 1010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2K4.  Vasogen’s United States co-transfer agent and registrar is Bank of New York Mellon, 480 Washington Blvd., Jersey City, New Jersey, U.S.A.  07310.

The transfer agent for the IPC US Shares is Jersey Transfer & Registrar Company, 201 Bloomfield Avenue, Verona, New Jersey, USA 07044.

Additional Information

Vasogen

Additional information relating to Vasogen is available at www.sedar.com.  Vasogen Shareholders and IPC US Shareholders may obtain without charge additional copies of Vasogen’s financial statements and management’s discussion and analysis for the financial periods ended November 30, 2008 and February 28, 2009 and all documents incorporated by reference into this Joint Circular by written request addressed to: Christopher J. Waddick, President and Chief Executive Officer, 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, Canada L4Z 1S1, facsimile (905) 847-6270.  Financial information regarding Vasogen is provided in its financial statements and management’s discussion and analysis for the financial periods ended November 30, 2008 and May 31, 2009 which are incorporated by reference herein.

Additional copies of this document and the continuous-disclosure documents filed by Vasogen with the Canadian securities regulatory authorities may be obtained by contacting Vasogen at the address noted above.

IPC US

Additional information relating to IPC US is available at www.intellipharmaceutics.com.  IPC US Shareholders and Vasogen Shareholders may obtain without charge additional copies of IPC US’s financial statements and management’s discussion and analysis for the financial period ended December 31, 2008 and June 30, 2009 by written request addressed to: IntelliPharmaCeutics Ltd., Attention: John Allport, or by facsimile at (416) 798-3007.  Financial information regarding IPC US is provided in its financial statements and management’s discussion and analysis for the financial period ended December 31, 2008 and June 30, 2009, attached hereto as Appendix “I” and Appendix “J”, respectively and the respective corresponding management discussion and analysis, attached hereto as Appendix “Q”.

APPROVAL OF VASOGEN

The content of this Joint Circular, including the appendices attached hereto, and the sending thereof has been approved by the Vasogen Board.

The information concerning the IPC Companies contained in this Joint Circular, including the appendices attached hereto has been provided by the IPC Companies.  The Vasogen Board has relied upon this information without having made any independent inquiry as to the accuracy thereof.  Vasogen assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of the IPC Companies to disclose facts or events which may affect the accuracy of any such information.

Dated at Toronto, Ontario, Canada, this 16 day of September, 2009.

(Signed) “Christopher J. Waddick”
Christopher J. Waddick
President and Chief Executive Officer
Vasogen Inc.

APPROVAL OF IPC US

The content of this Joint Circular, including the appendices attached hereto, and the sending thereof has been approved by the IPC US Board.

The information concerning Vasogen contained in this Joint Circular, including the appendices attached hereto and the information incorporated by reference herein, has been provided by Vasogen.  The IPC US Board has relied upon this information without having made any independent inquiry as to the accuracy thereof.  IPC US assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Vasogen to disclose facts or events which may affect the accuracy of any such information.

Dated at Toronto, Ontario, Canada, this 16 day of September, 2009.

(Signed) “Dr. Isa Odidi”
Dr. Isa Odidi
Chairman and Chief Executive Officer
IntelliPharmaCeutics Ltd.

AUDITORS’ CONSENT

The Board of Directors of Vasogen Inc.

We have read the Notices of Special Meetings and Joint Management Information Circular (“the Joint Circular”) dated September 16, 2009 relating to the proposed arrangement involving Vasogen Inc., 7231971 Canada Inc., 7232004 Canada Inc., Cervus LP and Cervus GP Ltd. and the proposed arrangement and merger of Vasogen Inc., 7231971 Canada Inc., 7232004 Canada Inc. and IntelliPharmaCeutics Ltd., IntelliPharmaCeutics Corp., 7237081 Canada Inc. and 20090831 Delaware Inc. to form IntelliPharmaCeutics International Inc.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Joint Circular of our report to the shareholders of Vasogen, Inc. on the consolidated balance sheets of the Company as at November 30, 2008 and 2007 and the consolidated statements of operations, deficit and comprehensive income and cash flows for each of the years in the three-year period ended November 30, 2008 and for the period from December 1, 1987 to November 30, 2008.  Our report is dated February 16, 2009.

(Signed) “KPMG LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
September 16, 2009

AUDITORS’ CONSENT

The Directors of 7232004 Canada Inc. and 7231971 Canada Inc.

We have read the Notices of Special Meetings and Joint Management Information Circular (“the Joint Circular”) dated September 16, 2009 relating to the proposed arrangement involving Vasogen Inc., 7231971 Canada Inc., 7232004 Canada Inc., Cervus LP and Cervus GP Ltd. and the proposed arrangement and merger of Vasogen Inc., 7231971 Canada Inc., 7232004 Canada Inc. and IntelliPharmaCeutics Ltd., IntelliPharmaCeutics Corp., 7237081 Canada Inc. and 20090831 Delaware Inc. to form IntelliPharmaCeutics International Inc.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned Joint Circular of our report to the directors of 7232004 Canada Inc. on the balance sheet of the Company as at August 27, 2009.  Our report is dated September 15, 2009.

We consent to the use in the above-mentioned Circular of our report to the directors of 7231971 Canada Inc. on the balance sheet of the Company as at August 27, 2009.  Our report is dated September 15, 2009.

(Signed)  “KPMG LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
September 16, 2009

AUDITORS’ CONSENT

We have read the Joint Management Information Circular (“Information Circular”) dated September 16, 2009 with respect to a combination involving IntelliPharmaCeutics Ltd. (the “Company”) and Vasogen Inc.  We have complied with Canadian Generally Accepted Standards for an auditors’ involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ (deficiency) equity and cash flows for the year ended December 31, 2008.  Our report thereon is dated July 21, 2009, except for Notes 16 and 17, which are dated September 16, 2009.

Toronto, Canada

September 16, 2009

(Signed)  “Deloitte & Touche LLP”

Chartered Accountants

Licensed Public Accountants

AUDITORS’ CONSENT

The Board of Directors of IntelliPharmaCeutics Ltd.

We agree to the inclusion of our report dated October 17, 2008, in the Notices of Special Meetings and Joint Management Information Circular with respect to the Proposed Arrangement involving Vasogen Inc., 7231971 Canada Inc., 7232004 Canada Inc., Cervus LP and Cervus GP Ltd. and the Proposed Arrangement and Merger of Vasogen Inc., 7231971 Canada Inc. and 7232004 Canada Inc. and IntelliPharmaCeutics Ltd., IntelliPharmaCeutics Corp., 7237081 Canada Inc. and 20090831 Delaware Inc. to form IntelliPharmaCeutics International Inc. dated September 16, 2009.

(Signed)  “KPMG LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
September 16, 2009

AUDITORS’ CONSENT

We have read the Joint Management Information Circular dated September 16, 2009 with respect to the combination involving IntelliPharmaCeutics Ltd. and Vasogen Inc.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the use in the above-mentioned Joint Management Information Circular of our report to the shareholders of IntelliPharmaCeutics Ltd. on the consolidated balance sheet of IntelliPharmaCeutics Ltd. as at December 31, 2006 and the consolidated statements of operations and deficit, shareholders’ equity and cash flows of IntelliPharmaCeutics Ltd. for the year ended December 31, 2006.  Our report thereon is dated April 27, 2007.

Toronto, Canada

September 16, 2009

(Signed)  “Mintz & Partners LLP”

Chartered Accountants

Licensed Public Accountants

CONSENT OF JMP SECURITIES LLC

We hereby consent to the reference to our opinion contained under “Opinion of the Financial Advisor to Vasogen” in the Joint Management Information Circular of Vasogen Inc. and IntelliPharmaCeutics Ltd. dated September 16, 2009 and to the inclusion of the foregoing opinion in such Joint Management Information Circular.

Dated as of September 16, 2009

JMP Securities LLC

By:	(Signed) “Robert F. Carey”
Robert F. Carey
Managing Director Investment Banking

APPENDIX “A”

PLAN OF ARRANGEMENT

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the IPC Arrangement Agreement or Cervus Arrangement Agreement, as applicable, and the following terms shall have the following meanings and grammatical variations of such terms shall have corresponding meanings:

“Amalco” means the corporation formed by the amalgamation of IPC Newco and New Vasogen pursuant to this Plan of Arrangement.

“Amalco Depositary” means CIBC Mellon Trust Company, as depositary, or such other person appointed to act as depositary by the Company for the purposes of the Arrangement.

“Amalgamation” has the meaning set out in Section 2.2(cc) of this Plan of Arrangement.

“Amalco Options” means the options to be issuable pursuant to the Amalco Option Plan and/ or the terms of a stock option agreement.

“Amalco Option Plan” means the stock option plan to be adopted by Amalco having the terms and conditions described in the Joint Circular.

“Amalco Preference Shares” means the preference shares in the capital of Amalco, issuable in series.

“Amalco Shares” means the common shares in the capital of Amalco.

“Amalco Warrants” means the common share purchase warrants to purchase Amalco Shares issued by Amalco.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with Section 9.3 of the IPC Arrangement Agreement and Section 6.1 of the Cervus Arrangement Agreement, as applicable, and in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Assumption” has the meaning set out in Section 2.2(d) of this Plan of Arrangement.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time.

“Certificate of Arrangement” means the certificate or certificates or confirmation of filing which may be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement.

“Cervus” means Cervus LP, a limited partnership existing under the laws of the Province of Alberta pursuant to the Cervus LP Agreement.

“Cervus Arrangement Agreement” means the arrangement agreement made as of August 14, 2009 between Cervus, Cervus GP and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Cervus Arrangement Resolution” means the special resolution of the Cervus Unitholders approving the Plan of Arrangement and considered at the Cervus Meeting and any amendments or variations thereto made in accordance with the provisions of the Cervus Arrangement Agreement made at the direction of the Court in the Interim Order, at the Cervus Meeting or otherwise.

“Cervus Circular” means the management information circular sent to Cervus Unitholders and Cervus GP Shareholders in connection with the applicable meeting of such securityholders, as amended, supplemented or otherwise modified.

“Cervus Equipment Corporation Deferred Share Rights” means the deferred share rights to be created for issuance by the Company having the terms and conditions described in the Cervus Circular.

“Cervus Equipment Corporation New Common Shares” means the new class of common shares in the capital of the Company to be created pursuant to Section 2.2(k) of this Plan of Arrangement.

“Cervus Equipment Corporation New Common Shareholder” means a holder of Cervus Equipment Corporation New Common Shares.

“Cervus Deferred Units” mean the Cervus deferred units issued under the Deferred Annual Bonus Plan of Cervus having the terms and conditions described in the Cervus Circular.

“Cervus Depositary” means Computershare Trust Company of Canada, as depositary, or such other person appointed to act as depositary by Cervus for the purposes of the Arrangement.

“Cervus GP” means Cervus GP Ltd., a corporation existing under the laws of Alberta and the general partner of Cervus.

“Cervus GP Arrangement Resolution” means the special resolution of the Cervus GP Shareholders approving the Plan of Arrangement and considered at the Cervus GP Meeting and any amendments or variations thereto made in accordance with the provisions of the Cervus Arrangement Agreement made at the direction of the Court in the Interim Order, at the Cervus GP Meeting or otherwise.

“Cervus GP Dissent Rights” has the meaning ascribed thereto in Section 3.3 of this Plan of Arrangement.

“Cervus GP Meeting” means the special meeting of Cervus GP Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Cervus GP Arrangement Resolution.

“Cervus GP Shareholders” means the holders of the Cervus GP Shares.

“Cervus GP Shares” means the common shares in the capital of Cervus GP.

“Cervus In-the-Money Option” means a Cervus Option with an exercise price per Cervus Unit below the Cervus Weighted Average Trading Price.

“Cervus Loan Amount” means the aggregate amount payable pursuant to the Cervus Loan Promissory Note, which amount shall be equal to $7,500,000.

“Cervus Loan Promissory Note” means the promissory note of Vasogen, in an aggregate principal amount equal to the Cervus Loan Amount, to be issued in favour of Cervus pursuant to Section 2.2(i) of this Plan of Arrangement in consideration of the loan to Vasogen by Cervus of an amount equal to the Cervus Loan Amount.

“Cervus LP Agreement” means the limited partnership agreement for Cervus originally dated March 14, 2003, and subsequently amended and restated on each of June 7, 2004, July 7, 2007 and March 27, 2008.

“Cervus Meeting” means the special meeting of Cervus Unitholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Cervus Arrangement Resolution.

“Cervus Optionholders” means the holders of Cervus Options.

“Cervus Option Plan” means the stock option plan of Cervus.

“Cervus Options” means the stock options, whether or not vested, to acquire Cervus Units that were issued pursuant to the Cervus Option Plan that are outstanding immediately prior to the Effective Time.

“Cervus Out-of-the-Money Option” means a Cervus Option with an exercise price per Cervus Unit equal to or above the Cervus Weighted Average Trading Price.

“Cervus Unitholders” means the holders of the Cervus Units.

“Cervus Units” means the issued and outstanding limited partnership units of Cervus.

“Cervus Weighted Average Trading Price” shall be determined by dividing (a) the aggregate dollar trading value of all Cervus Units sold on the TSX Venture Exchange over the ten consecutive trading days ending on the third trading day next preceding the Effective Date by (b) the total number of Cervus Units sold on such stock exchange during such period.

“Company” means Vasogen Inc., a corporation existing under the laws of Canada (to be renamed “Cervus Equipment Corporation” pursuant to this Arrangement).

“Court” means the Ontario Superior Court of Justice.

“Dissenting Cervus GP Shareholder” means a holder of Cervus GP Shares who has duly exercised its Cervus GP Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Cervus GP Dissent Rights, but only in respect of the Cervus GP Shares in respect of which Cervus GP Dissent Rights are validly exercised by such holder.

“Dissenting Vasogen Shareholder” means a holder of Vasogen Shares who has duly exercised its Vasogen Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Vasogen Dissent Rights, but only in respect of the Vasogen Shares in respect of which Vasogen Dissent Rights are validly exercised by such holder.

“Divested Assets” means the Assets as such term is defined in the Divestiture Agreement.

“Divestiture Agreement” means the divestiture agreement between the Company and Vasogen Subco and intervened to by New Vasogen and Cervus, made as of Effective Date providing for the transfer of the Divested Assets to New Vasogen and the assumption by New Vasogen of the Transferred Liabilities, the form of which is attached to the Cervus Arrangement Agreement.

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“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time), or such other time on the Effective Date as may be agreed in writing by the Company, Cervus and IPC Opco, each acting reasonably.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, as affirmed or as amended on appeal.

“Governmental Entity” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, self regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any stock exchange; or (e) any Governmental Authority.

“Interim Order” means the interim order of the Court, as contemplated by Section 2.2 of the IPC Arrangement Agreement and 2.1 of the Cervus Arrangement Agreement, as applicable.

“IPC Arrangement Agreement” means the arrangement agreement made as of August 14, 2009 between IPC Opco, IPC US and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“IPC Newco” means 7237081 Canada Inc., a corporation incorporated under the laws of Canada.

“IPC Newco US” means 20090831 Delaware Inc., a corporation incorporated under the laws of Delaware.

“IPC Newco Shares” means the common shares in the capital of IPC Newco.

“IPC Newco Shareholder” means a holder of IPC Newco Shares.

“IPC Opco” means IntelliPharmaCeutics Corp., an unlimited liability corporation incorporated under the laws of Nova Scotia.

“IPC Opco Common Shares” means the common shares in the capital of IPC Opco.

“IPC Opco Convertible Voting Shares” means the convertible voting shares in the capital of IPC Opco.

“IPC Opco Exchangeable Voting Shares” means the exchangeable voting shares in the capital of IPC Opco.

“IPC Opco Shares” means, collectively, the IPC Opco Common Shares, the IPC Opco Convertible Voting Shares and the IPC Opco Exchangeable Voting Shares.

“IPC Post-Exchange Option Value” has the meaning set out in Section 2.3(b) of this Plan of Arrangement.

“IPC Pre-Exchange Option Value” has the meaning set out in Section 2.3(b) of this Plan of Arrangement.

“IPC Shares” means, collectively, the IPC Opco Shares and the IPC US Shares.

“IPC US” means IntelliPharmaCeutics Ltd., a corporation incorporated under the laws of Delaware.

“IPC US Common Shares” means the shares of common stock in the capital of IPC US.

“IPC US Options” means an option to purchase IPC US Common Shares granted pursuant to the IPC US Stock Option Plan and/ or the terms of a stock option agreement.

“IPC US Meeting” means the special meeting of IPC US Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Merger Resolution.

“IPC US Preferred Shares” means the shares of preferred stock in capital of IPC US.

“IPC US Shares” means the IPC US Preferred Shares, including the IPC US Special Voting Shares, and the IPC US Common Shares.

“IPC US Shareholders” means the holders of the IPC US Shares.

“IPC US Special Voting Shares” means the special voting shares in the capital of IPC US, which constitute part of the IPC US Preferred Shares.

“IPC US Stock Option Plan” means the stock option plan of IPC US.

“Joint Circular” means the management information circular sent to Vasogen Shareholders and IPC US Shareholders, as applicable in connection with the applicable meeting of shareholders, as amended, supplemented or otherwise modified.

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“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self regulatory authority (including the Exchange), and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal sent to holders of shares or units, as applicable, in the capital of the Company, IPC Corp., IPC US, Cervus or Cervus GP, as applicable, for use in connection with the Arrangement.

“Liens” means (a) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, lien (statutory or otherwise), conditional sale agreement, deposit arrangement or title retention agreement; (b) any trust arrangement; (c) any arrangement which creates a right of set-off out of the ordinary course of business; (d) any option, warrant, right or privilege capable of becoming a transfer; (e) any other encumbrance of any nature which, in substance, secures payment or performance of an obligation; or (f) any agreement to grant any such rights or interests.

“Merger” means the merger of IPC Newco US with and into IPC US pursuant to the Merger Agreement.

“Merger Agreement” means the agreement and plan of merger to be entered into on or prior to the Effective Date between IPC US, IPC Newco, New Vasogen and IPC Newco US (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Merger Resolution” means the resolution of the IPC US Shareholders approving the Merger and considered at the IPC US Meeting and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement made at the direction of the Court in the Interim Order, at the IPC US Meeting or otherwise.

“New Vasogen” means 7231971 Canada Inc., a corporation existing under the laws of Canada.

“New Vasogen Options” means the options to be held by former holders of Vasogen Options under this Arrangement.

“New Vasogen Option Plan” means the stock option plan to be adopted by New Vasogen under the terms of this Arrangement.

“New Vasogen Shares” means the common shares in the capital of New Vasogen.

“New Vasogen Warrants” means the common share purchase warrants to purchase New Vasogen Shares issued by New Vasogen.

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations thereto made in accordance with Section 9.3 of the IPC Arrangement Agreement and Section 6.1 of the Cervus Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time.

“Transfer” has the meaning set out in Section 2.2(d) of this Plan of Arrangement.

“Transferred Liabilities” means the Assumed Liabilities as such term is defined in the Divestiture Agreement.

“Vasogen 2005 Warrants” means the common share purchase warrants to purchase Vasogen Shares identified in the Joint Circular as the “Vasogen 2005 Warrants” and outstanding immediately prior to the Effective Time.

“Vasogen 2006-7 Warrants” means the common share purchase warrants to purchase Vasogen Shares identified in the Joint Circular as the “Vasogen 2006-7 Warrants” outstanding immediately prior to the Effective Time.

“Vasogen Arrangement Resolution” means the special resolution of the Vasogen Shareholders approving the Plan of Arrangement and considered at the Vasogen Meeting and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement and the Cervus Arrangement Agreement, as applicable, made at the direction of the Court in the Interim Order, at the Vasogen Meeting or otherwise.

“Vasogen Director Stock Option Plan” means the director stock option plan of the Company, as amended.

“Vasogen Dissent Rights” has the meaning ascribed thereto in Section 3.1 of this Plan of Arrangement.

“Vasogen DSU Holders” means the holders of Vasogen DSUs.

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“Vasogen DSUP” means the directors’ deferred share unit plans of the Company.

“Vasogen DSUs” means the directors’ deferred share units, whether or not vested, issued pursuant to the Vasogen DSUP that are outstanding immediately prior to the Effective Date.

“Vasogen Employee Stock Option Plan” means the employee stock option plan of the Company, as amended.

“Vasogen Meeting” means the special meeting of Vasogen Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Vasogen Arrangement Resolution.

“Vasogen Options” means the options to purchase Vasogen Shares granted under the Vasogen Employee Stock Option Plan, the Vasogen Director Stock Option Plan or the Vasogen 2003 Employee Stock Option Plan, as applicable.

“Vasogen Post-Exchange Option Value” has the meaning set out in Section 2.3(a) of this Plan of Arrangement.

“Vasogen Pre-Exchange Option Value” has the meaning set out in Section 2.3(a) of this Plan of Arrangement.

“Vasogen Redeemable Shares” means the redeemable shares in the capital of the Company created pursuant to Section 2.2(k) of this Plan of Arrangement.

“Vasogen Shares” means common shares in the capital of the Company.

“Vasogen Shareholders” means the holders of Vasogen Shares prior to the Effective Time.

“Vasogen Subco” means 7232004 Canada Inc., a corporation incorporated under the laws of Canada.

“Vasogen Subco Shares” means the common shares in the capital of Vasogen Subco.

“Vasogen Warrants” means, collectively, the Vasogen 2005 Warrants and the Vasogen 2006-7 Warrants.

Section 1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement.  The terms “hereof, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

Section 1.3 Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (i) words importing the singular number include the plural and vice versa, (ii) words importing any gender include all genders, and (iii) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

Section 1.4 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Section 1.5 Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.6 References to Dates, Statutes, etc.

In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns.  References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

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Section 1.7 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario, unless otherwise expressly stipulated herein.

ARTICLE 2

THE ARRANGEMENT

This Plan of Arrangement is made pursuant to the Arrangement Agreements.

Section 2.1 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on:

(i)            the Company, New Vasogen, Vasogen Subco, Cervus, Cervus GP, IPC Opco, IPC US, IPC Newco US, IPC Newco, IPC US Mergerco and Amalco,

(ii)           all holders of Cervus Deferred Units and Cervus Options,

(iii)          all holders of Vasogen Warrants, Vasogen Options and Vasogen DSUs,

(iv)          all holders of IPC US Options, and

(v)           all holders and beneficial owners of each of Vasogen Shares, Cervus Units, Cervus GP Shares, New Vasogen Shares, IPC Opco Shares, IPC US Shares, Amalco Shares, IPC Newco Shares and Vasogen Subco Shares

at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided herein.

Section 2.2 Effective Time

Commencing at the Effective Time and in the order set out below, subject to the terms and conditions of each of the Arrangement Agreements, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)           at the Effective Time, the Vasogen Shares held by Dissenting Vasogen Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Company (free and clear of any Liens) and:

(i)            such Dissenting Vasogen Shareholders shall cease to be the holders of such Vasogen Shares and to have any rights as holders of such Vasogen Shares other than the right to be paid fair value for such Vasogen Shares by New Vasogen (and not by the Company) as set out in Section 3.1 of this Plan of Arrangement;

(ii)           such Dissenting Vasogen Shareholders’ names shall be removed as the holders of such Vasogen Shares from the registers of Vasogen Shares maintained by or on behalf of the Company; and

(iii)          the Company shall be deemed to be the transferee of such Vasogen Shares (free and clear of any Liens) and shall cancel such Vasogen Shares;

The Cervus Arrangement Steps

(b)           one minute following the Effective Time, the Cervus GP Shares held by Dissenting Cervus GP Shareholders in respect of which Cervus Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Cervus GP (free and clear of any Liens) and:

(i)            such Dissenting Cervus GP Shareholders shall cease to be the holders of such Cervus GP Shares and to have any rights as holders of such Cervus GP Shares other than the right to be paid fair value for such Cervus GP Shares as set out in Section 3.3 of this Plan of Arrangement;

(ii)           such Dissenting Cervus GP Shareholders’ names shall be removed as the holders of such Cervus GP Shares from the registers of Cervus GP Shares maintained by or on behalf of Cervus GP; and

(iii)          Cervus GP shall be deemed to be the transferee of such Cervus GP Shares (free and clear of any Liens) and shall cancel such Cervus GP Shares;

(c)           two minutes following the Effective Time, the Cervus LP Agreement shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described herein all as may be reflected in a further amended and restated Cervus LP Agreement to be dated as of the Effective Date;

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(d)           three minutes following the Effective Time, the Company shall transfer, assign and convey (the “Transfer”) the Divested Assets to Vasogen Subco and, in consideration thereof, Vasogen Subco shall assume (the “Assumption”) the Transferred Liabilities as well as issue to the Company 100 fully paid and non-assessable Vasogen Subco Shares, all on terms and conditions set forth in the Divestiture Agreement.  The Transfer and the Assumption shall be deemed to:

(i)            operate as a novation by substitution of the Company by Vasogen Subco with respect to all Transferred Liabilities such that the Company shall be fully and irrevocably released and forever discharged by all Persons with respect to all Transferred Liabilities by the effect of such novation;

(ii)           transfer, assign and convey to Vasogen Subco all rights, defences and counterclaims, of any kind whatsoever, that the Company ever had, now has or may have in the future or prior to the Effective Time in connection with the Transferred Liabilities; and

(iii)          operate as a novation by substitution of the Company by Vasogen Subco as a creditor of all rights, benefits and interests in connection with the Divested Assets that the Company ever had, now has or may have in the future or prior to the Effective Time;

(e)           four minutes following the Effective Time, the initial New Vasogen Share issued to the Company upon the incorporation of New Vasogen shall be transferred to New Vasogen without consideration and, upon such transfer, such New Vasogen Share shall be immediately cancelled;

(f)            five minutes following the Effective Time, each Vasogen Share (excluding those held by Dissenting Vasogen Shareholders) issued and outstanding immediately prior to the Effective Time shall be transferred to New Vasogen free and clear of all Liens in exchange for the issuance of one New Vasogen Share;

(g)           upon the exchange of Vasogen Shares for New Vasogen Shares in Section 2.2(f) of this Plan of Arrangement:

(i)            each former Vasogen Shareholder shall cease to be a Vasogen Shareholder and the name of each such former Vasogen Shareholder shall be removed from the registers of Vasogen Shareholder;

(ii)           each former Vasogen Shareholder shall become a New Vasogen Shareholder and shall be added to the register of New Vasogen Shareholders; and

(iii)          New Vasogen shall become the holder of the Vasogen Shares so exchanged and shall be added to the register of Vasogen Shareholders in respect thereof;

(h)           six minutes following the Effective Time,

(i)            New Vasogen will adopt, and be deemed to have adopted, the New Vasogen Option Plan;

(ii)           each outstanding Vasogen Option that has not been duly exercised prior to the Effective Time, whether or not vested, will be exchanged for New Vasogen Options on the basis of one New Vasogen Option for each Vasogen Option held immediately prior to the Effective Time and the exercise price per New Vasogen Share issuable upon exercise of each New Vasogen Option will be equal to the exercise price per Vasogen Share under the Vasogen Option, and thereupon the Vasogen Options so exchanged shall be cancelled;

(iii)          each Vasogen 2005 Warrant outstanding immediately prior to the Effective Time and not exercised shall, without any further action on behalf of each holder of such Vasogen 2005 Warrants, be transferred to Vasogen (free and clear of any Liens) and thereupon be cancelled in exchange for the payment by New Vasogen to each holder of such Vasogen 2005 Warrants of U.S.$0.021 multiplied by the number of Vasogen Shares to which such Vasogen 2005 Warrants relate;

(iv)          each of the Vasogen 2006-7 Warrants outstanding immediately prior to the Effective Time and not exercised will become New Vasogen Warrants on the basis of one New Vasogen Warrant for each Vasogen 2006-7 Warrant held as of the Effective Time.  All terms and conditions of such New Vasogen Warrants will be the same as the terms and conditions of the Vasogen 2006-7 Warrants mutatis mutandis.  Warrant certificates previously evidencing such Vasogen Warrants shall thereafter evidence and be deemed to evidence such New Vasogen Warrants outstanding in replacement therefor;

(v)           each of the Vasogen DSUs outstanding immediately prior to the Effective Time will be exercised and deemed to be exercised for such number of New Vasogen Shares on the basis as if they had been exercised for Vasogen Shares as is determined under the Vasogen DSUP as if the holders thereof had resigned as a director and/or officer, as applicable, immediately prior to the Effective Time and such New Vasogen Shares shall be issued to such former holders of Vasogen DSUs and any other rights issued under the Vasogen DSUP shall be, and shall be deemed to be, terminated and cancelled for no consideration; and

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(vi)          any and all other rights to acquire Vasogen Shares, if any, other than those contemplated in this Plan of Arrangement, shall be, and shall be deemed to be, terminated and cancelled for no consideration;

(i)            seven minutes following the Effective Time, Cervus shall loan to the Company the Cervus Loan Amount and the Company will issue and deliver to Cervus the Cervus Loan Promissory Note;

(j)            eight minutes following the Effective Time, the Company will subscribe for such number of Vasogen Subco Shares as there are Vasogen Shares outstanding as at such time, in consideration for the Cervus Loan Amount;

(k)           nine minutes following the Effective Time, the articles of the Company will be amended to (i) change the name of the Company to “Cervus Equipment Corporation”; (ii) amend the Vasogen Shares to become the “Vasogen Redeemable Shares” and designated as the ‘Class A Redeemable Preferred Shares’ with the rights, privileges, restrictions and conditions attached thereto as set forth on Schedule “A” to this Plan of Arrangement; (iii) create an unlimited number of the “Cervus Equipment Corporation New Common Shares”, a new class of common shares of the Company designated as the ‘Common Shares’ with the rights, privileges, conditions and restrictions attached thereto as set forth on Schedule “A” to this Plan of Arrangement; (iv) create an unlimited number of the “Preferred Shares”, a new class of preferred shares of the Company, issuable in series designated as the ‘Preferred Shares’ with the rights, privileges, conditions and restrictions attached thereto as set forth on Schedule “A” to this Plan of Arrangement, and (v) change the province in Canada where the registered office of the Company is situated to the Province of Alberta;

(l)            ten minutes following the Effective Time, the Cervus Units issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to the Company (free and clear of any Liens) in exchange for Cervus Equipment Corporation New Common Shares issued on the basis of three Cervus Equipment Corporation New Common Shares for each two Cervus Units so sold, assigned and transferred;

(m)          upon the exchange of Cervus Units for Cervus Equipment Corporation New Common Shares in Section 2.2(l) of this Plan of Arrangement:

(i)            each former Cervus Unitholder shall cease to be a Cervus Unitholder and the name of each such former Cervus Unitholder shall be removed from the registers of Cervus Unitholders;

(ii)           each former Cervus Unitholder shall become a Cervus Equipment Corporation New Common Shareholder and shall be added to the register of Cervus Equipment Corporation New Common Shareholders; and

(iii)          the Company shall become the holder of the Cervus Units so exchanged and shall be added to the register of Cervus Unitholders in respect thereof;

(n)           eleven minutes after the Effective Time, the Cervus GP Shares issued and outstanding immediately prior to the Effective Time (excluding those held by Dissenting Cervus GP Shareholders) shall be sold, assigned and transferred to the Company (free and clear of any Liens) in exchange for cash consideration of $1.00 per Cervus GP Share so sold, assigned and transferred;

(o)           upon the exchange of Cervus GP Shares for cash consideration in Section 2.2(n) of this Plan of Arrangement:

(i)            each former Cervus GP Shareholder shall cease to be a Cervus GP Shareholder and the name of each such former Cervus GP Shareholder shall be removed from the registers of Cervus GP Shareholders; and

(ii)           the Company shall become the holder of the Cervus GP Shares so exchanged and shall be added to the register of Cervus GP Shareholders in respect thereof;

(p)           twelve minutes after the Effective Time, each Cervus Out-of-the-Money Option outstanding and not exercised prior to the Effective Time shall, without any further action on behalf of each Cervus Optionholder, be amended to remove any restrictions on transferability and be transferred to Cervus (free and clear of any Liens) and thereupon be cancelled in exchange for the payment by Cervus to each Cervus Optionholder of $0.001 multiplied by the number of Cervus Units to which the Cervus Optionholder’s Cervus Out-of-the-Money Options relate;

(q)           thirteen minutes after the Effective Time, each Cervus In-the-Money Option outstanding and not exercised prior to the Effective Time shall, without any further action on behalf of each Cervus Optionholder, be exchanged for an option to acquire Cervus Equipment Corporation New Common Shares, the terms of which shall effectively entitle the holder thereof to receive, for the same aggregate consideration and at the same times in relation to the Cervus In-the-Money Option, in lieu of the number of Cervus Units to which such holder was theretofore entitled upon such exercise of the Cervus In-the-Money Option, the aggregate number of Cervus Equipment Corporation New Common Shares such holder would have otherwise been entitled to receive if, on the Effective Date, such holder had been the registered holder of the number of Cervus Units to which such holder was theretofore entitled to subscribe for and purchase pursuant to the Cervus In-the Money Option (i.e. a Cervus In-the-Money Option to acquire five Cervus Units at an exercise price of 5.00 per Cervus Unit (or $25.00 in aggregate consideration) would be exchanged for an option to acquire 7.5 Cervus

8

Equipment Corporation New Common Shares at an exercise price of $3.33 per share (or $25.00 in aggregate consideration));

(r)            fourteen minutes after the Effective Time, each two Cervus Deferred Units that are outstanding at the Effective Date shall be exchanged for three Cervus Equipment Corporation Deferred Share Rights;

(s)           upon the exchange of the Cervus Deferred Units for Cervus Equipment Corporation Deferred Share Rights:

(i)            each former holder of Cervus Deferred Units shall cease to be a holder of Cervus Deferred Units and the name of each such holder shall be removed from the register of holders of Cervus Deferred Units;

(ii)           each former holder of Cervus Deferred Units shall become a holder of Cervus Equipment Corporation Deferred Share Rights and shall be added to the register of holders of Cervus Equipment Corporation Deferred Share Rights; and

(iii)          all Cervus Deferred Units shall be cancelled;

(t)            fifteen minutes after the Effective Time, the incumbent directors of the Company will, and will be deemed to, have resigned and be replaced, as directors by the directors of Cervus GP;

(u)           sixteen minutes following the Effective Time, the Company will redeem the Vasogen Redeemable Shares and the redemption price of the Vasogen Redeemable Shares will be satisfied by the Company distributing all of the issued and outstanding Vasogen Subco Shares at a rate of one Vasogen Subco Share for each Vasogen Redeemable Shares;

(v)           seventeen minutes following the Effective Time, Vasogen Subco shall be and will be deemed to have been wound-up and shall transfer, assign and convey to New Vasogen all of the property, liabilities and assets of Vasogen Subco;

(w)          eighteen minutes following the Effective Time, Vasogen Subco will be dissolved;

(x)            the auditors of the Company will be KPMG LLP, who shall continue in the office until the close of business of the next annual meeting of the holders of Cervus Equipment Corporation New Common Shares, and the directors of the Company are authorized to fix the remuneration of such auditors;

The IPC Arrangement Steps

(y)           nineteen minutes following the Effective Time:

(i)            all of the IPC US Special Voting Shares issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for one IPC Newco Share; and

(ii)           all of the IPC Opco Convertible Voting Shares issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC Opco Convertible Voting Shares on the basis of one IPC Newco Share for each IPC Opco Convertible Voting Share so sold, assigned and transferred;

(z)            upon the exchange of the IPC US Special Voting Shares and IPC Opco Convertible Voting Shares for IPC Newco Shares in Section 2.2(x) of this Plan of Arrangement:

(i)            IntelliPharmaCeutics Inc. shall cease to be a holder of the IPC Opco Convertible Voting Shares and the IPC US Special Voting Shares so transferred and its name shall be removed from the register of holders of the IPC Opco Convertible Voting Shares and of the IPC US Special Voting Shares;

(ii)           IPC Newco shall become the holder of the IPC US Special Voting Shares and the IPC Opco Convertible Voting Shares and shall be added to the register of holders of the IPC US Special Voting Shares and the IPC Opco Convertible Voting Shares in respect thereof; and

(iii)          IPC Newco will execute a joint tax election prepared by IntelliPharmaCeutics Inc. such that these exchanges occur on a tax-deferred rollover basis under subsection 85(1) of the Tax Act;

(aa)         twenty minutes following the Effective Time the IPC US Common Shares issued and outstanding immediately prior to the Effective Time held by Canadian resident shareholders shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC US Common Share on the basis of one IPC Newco Share for each IPC US Common Share so sold, assigned and transferred;

(bb)         upon the exchange of IPC US Common Shares for IPC Newco Shares in Section 2.2(aa) of this Plan of Arrangement:

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(i)            each such former IPC US Shareholder shall cease to be a holder of IPC US Common Shares and the name of each such former IPC US Shareholder shall be removed from the registers of IPC US Common Shares;

(ii)           each such former IPC US Shareholder shall become an IPC Newco Shareholder and shall be added to the register of IPC Newco Shareholders;

(iii)          IPC Newco shall become the holder of the IPC US Common Shares so exchanged and shall be added to the register of holders of IPC US Common Shares in respect thereof; and

(iv)          IPC Newco will execute joint tax elections if required by the Canadian resident shareholder such that the exchanges occur on a tax deferred rollover basis under subsection 85(1) of the Tax Act;

(cc)         twenty-one minutes after the Effective Time IPC Newco and New Vasogen shall be amalgamated (the “Amalgamation”) with the same effect as provided in Section 181 of the CBCA and, as such, shall continue in existence as one and the same company, being Amalco, under the CBCA on the following terms and conditions:

(i)            the name of Amalco shall be “IntelliPharmaCeutics International Inc.”;

(ii)           the registered office of Amalco shall be situated in the Province of Ontario;

(iii)          the capital of Amalco will consist of (i) an unlimited number Amalco Shares designated as the ‘Common Shares’ with the rights, privileges, conditions and restrictions attached thereto as set forth on Schedule “B” to this Plan of Arrangement, and (ii) an unlimited number of Amalco Preference Shares, issuable in series and designated as the ‘Preference Shares’ with the rights, privileges, conditions and restrictions attached thereto as set forth on Schedule “B” to this Plan of Arrangement;

(iv)          there shall be no restrictions on the activities that Amalco is authorized to carry on, nor any restrictions on the transfer of Amalco Shares or the Amalco Preference Shares;

(v)           the board of directors of Amalco will consist of not less than three and not more than ten directors, the exact number of which shall be determined by the directors from time to time;

(vi)          the directors of Amalco shall have the right to appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders;

(vii)         the first directors of Amalco who shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed, shall be the persons whose names appear below:

Dr. Isa Odidi

Dr. Amina Odidi

John N. Allport

Kenneth Keirstead

Bahadur Madhani

Dr. Eldon Smith

and in each case their address will be care of Amalco at the address of its registered office;

(viii)        the by-laws of Amalco shall be the by-laws of IPC Newco in effect prior to the Effective Date;

(ix)           all of the rights and properties of IPC Newco and New Vasogen immediately before the Amalgamation become the rights and properties of Amalco by virtue of the Amalgamation;

(x)            all of the liabilities of IPC Newco and New Vasogen immediately before the Amalgamation become the liabilities of Amalco by virtue of the Amalgamation;

(xi)           on the Amalgamation:

(A)          each IPC Newco Share issued and outstanding immediately prior to the Amalgamation shall become • Amalco Shares;

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(B)           each New Vasogen Share issued and outstanding immediately prior to the Amalgamation shall become • Amalco Shares;

(C)           Amalco will adopt, and be deemed to have adopted, the New Vasogen Option Plan;

(D)          subject to Section 2.3, each outstanding New Vasogen Option, whether or not vested, will be exchanged for such number of Amalco Options for each New Vasogen Option held as is determined on the basis of the same exchange ratio as is specified in Section 2.2(cc)(xi)(B) of this Plan of Arrangement for each New Vasogen Option, and the exercise price per Amalco Share issuable upon exercise of each Amalco Option will be equal to the quotient obtained by dividing the exercise price per New Vasogen Share of such New Vasogen Option by such exchange ratio, rounded up to the nearest whole cent;

(E)           each of the New Vasogen Warrants will become such number of Amalco Warrants for each New Vasogen Warrant as is determined on the basis of the same exchange ratio as is specified in Section 2.2(cc)(xi)(B) of this Plan of Arrangement.  All terms and conditions of such Amalco Warrants will be the same as the terms and conditions of the New Vasogen Warrants mutatis mutandis.  Warrant certificates previously evidencing such New Vasogen Warrants shall thereafter evidence and be deemed to evidence such Amalco Warrants outstanding in replacement therefor; and

(xii)          the financial year-end of Amalco shall be November 30, with the first such year end being November 30, 2010;

(dd)         twenty-two minutes following the Effective Time and subject to the completion of the Merger and pursuant to the terms of the Merger Agreement, Amalco will issue Amalco Shares to the former IPC US Shareholders in respect of the IPC US Shares that were outstanding immediately prior to giving effect to the Merger (which for greater certainty shall not include any IPC US Common Shares exchanged pursuant to Section 2.2(aa) of this Plan of Arrangement) with such Amalco Shares issued for each such IPC US Common Share on the basis of the same exchange ratio as is specified in Section 2.2(cc)(xi)(A) of this Plan of Arrangement;

(ee)         also twenty-two minutes following the Effective Time, subject to the completion of the Merger and pursuant to the terms of the Merger Agreement and subject to Section 2.3, outstanding IPC US Options, whether or not vested, that have not been duly exercised prior to the effective time as determined in this Section 2.2(ee) will be exchanged for Amalco Options on the following basis:

(i)            the number of Amalco Shares subject to each Amalco Option shall be determined by applying the exchange ratio specified in Section 2.2(bb)(xi)(A) of this Plan of Arrangement to the number of IPC US Common Shares subject to each IPC US Option; and

(ii)           the exercise price per Amalco Share issuable upon exercise of each Amalco Option shall be equal to the quotient obtained by dividing the exercise price per IPC US Common Share of such IPC US Option by such exchange ratio, rounded up to the nearest whole cent;

(ff)           the initial auditors of Amalco will be Deloitte and Touche LLP who shall continue in the office until the close of business of the first annual meeting of the holders of Amalco Shares, and the directors of Amalco are authorized to fix the remuneration of such auditors.

Section 2.3 Amalco Options Adjustment

(a)           With respect to any New Vasogen Option, if the directors of Amalco determine in good faith that the excess of the aggregate fair market value of the Amalco Shares subject to the Amalco Option immediately after the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to the Amalco Option (such excess, referred to as the “Vasogen Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the New Vasogen Shares subject to such New Vasogen Option immediately before the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to such New Vasogen Option (such excess, referred to as the “Vasogen Pre-Exchange Option Value”), the provisions in Section 2.2(bb)(xi)(D) shall be modified, but only to extent necessary and in a manner that does not otherwise adversely affect the holder of the Amalco Option, so that the Vasogen Post-Exchange Option Value does not exceed the Vasogen Pre-Exchange Option Value.

(b)           With respect to any IPC US Option, if the directors of Amalco determine in good faith that the excess of the aggregate fair market value of the Amalco Shares subject to the Amalco Option immediately after the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to the Amalco Option (such excess, referred to as the “IPC Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the IPC US Shares subject to such IPC US Option immediately before the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to such IPC US Option (such excess, referred to as the “IPC Pre-Exchange Option Value”), the provisions in Section 2.2(dd) shall be modified, but only to extent necessary and in a manner that

11

does not otherwise adversely affect the holder of the Amalco Option, so that the IPC Post-Exchange Option Value does not exceed the IPC Pre-Exchange Option Value.

(c)           With respect only to a New Vasogen Option or an IPC US Option that is held by a resident or citizen of the United States, the exercise price and the number of Amalco Shares subject to an Amalco Option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code; provided, further, that in the case of any such New Vasogen Option or IPC US Option which was an incentive stock option (as defined in Section 422 of the Internal Revenue Code) immediately prior to the time specified in Section 2.2(bb)(xi)(D) or 2.2(dd), as applicable, the exercise price, the number of Amalco Shares and the terms and conditions of the Amalco Option shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code.

Section 2.4 Fractional Shares

(a)           In lieu of any fractional Cervus Equipment Corporation New Common Shares, each former holder of Cervus Units otherwise entitled to a fractional interest in Cervus Equipment Corporation New Common Shares will receive the nearest whole number of Cervus Equipment Corporation New Common Shares, as the case may be, with fractions of 0.50 rounded down.  No certificates representing fractional Cervus Equipment Corporation New Common Shares shall be issued pursuant to the Plan of Arrangement.

(b)           In lieu of any fractional Amalco Shares, each former holder of Vasogen Shares or IPC Shares otherwise entitled to a fractional interest in Amalco Shares will receive the nearest whole number of Amalco Shares, as the case may be, with fractions of 0.50 rounded down.  No certificates representing fractional Amalco Shares shall be issued pursuant to the Plan of Arrangement.

ARTICLE 3
RIGHTS OF DISSENT

Section 3.1 Vasogen Rights of Dissent

Holders of Vasogen Shares may exercise dissent rights (“Vasogen Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Vasogen Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days prior to the date of the Vasogen Meeting (as it may be adjourned or postponed from time to time). Dissenting Vasogen Shareholders who duly exercise their Vasogen Dissent Rights shall be deemed to have transferred the Vasogen Shares held by them and in respect of which Vasogen Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.2(a), and if they:

(a)           ultimately are entitled to be paid fair value for such Vasogen Shares, will be entitled to be paid the fair value of such Vasogen Shares by New Vasogen (and not by the Company), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Vasogen Dissent Rights in respect of such Vasogen Shares; or

(b)           ultimately are not entitled, for any reason, to be paid fair value for such Vasogen Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Vasogen Shares.

Section 3.2 Recognition of Dissenting Vasogen Shareholders

(a)           In no circumstances shall the Company or any other Person be required to recognize a Person exercising Vasogen Dissent Rights unless such Person is the holder of those Vasogen Shares in respect of which such rights are sought to be exercised.

(b)           In no case shall the Company or any other Person be required to recognize Dissenting Vasogen Shareholders as holders of Vasogen Shares in respect of which Vasogen Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Vasogen Shareholders shall be removed from the registers of holders of Vasogen Shares in respect of which Vasogen Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Vasogen Dissent Rights: (i) holders of Vasogen Options, (ii) holders of Vasogen DSUs, (iii) holders of Vasogen Warrants, and (iv) holders of Vasogen Shares who vote or have instructed a proxyholder to vote such Vasogen Shares in favour of the Vasogen Arrangement Resolution (but only in respect of such Vasogen Shares).

Section 3.3 Cervus GP Rights of Dissent

Holders of Cervus GP Shares may exercise dissent rights (“Cervus GP Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order and this Section 3.3; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Cervus GP Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Cervus GP not later than 5:00 p.m. (Calgary time) on the Business Day that is two Business Days prior to the date of the Cervus GP Meeting (as it may be adjourned or postponed from time to time). Dissenting Cervus GP Shareholders who

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duly exercise their Cervus GP Dissent Rights shall be deemed to have transferred the Cervus GP Shares held by them and in respect of which Cervus GP Dissent Rights have been validly exercised and transferred to Cervus GP free and clear of all Liens, as provided in Section 2.2(b), and if they:

(a)           ultimately are entitled to be paid fair value for such Cervus GP Shares, will be entitled to be paid the fair value of such Cervus GP Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Cervus GP Dissent Rights in respect of such Cervus GP Shares; or

(b)           ultimately are not entitled, for any reason, to be paid fair value for such Cervus GP Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Cervus GP Shares.

Section 3.4 Section 3.4 Recognition of Dissenting Cervus GP Shareholders

(a)           In no circumstances shall Cervus GP or any other Person be required to recognize a Person exercising Cervus GP Dissent Rights unless such Person is the holder of those Cervus GP Shares in respect of which such rights are sought to be exercised.

(b)           In no case shall Cervus GP or any other Person be required to recognize Dissenting Cervus GP Shareholders as holders of Cervus GP Shares in respect of which Cervus GP Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Cervus GP Shareholders shall be removed from the registers of holders of Cervus GP Shares in respect of which Cervus GP Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Cervus GP Dissent Rights: (i) holders of Cervus Options, (ii) holders of Cervus Units, (iii) holders of Cervus Deferred Units, and (iv) holders of Cervus GP Shares who vote or have instructed a proxyholder to vote such Cervus GP Shares in favour of the Cervus GP Arrangement Resolution (but only in respect of such Cervus GP Shares).

ARTICLE 4
CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration in respect of the Company

(a)           As soon as practicable following the Effective Date, the Company shall cause to be delivered for the benefit of the former holders of Cervus Units and to the former holders of Cervus GP Shares, certificates representing, in the aggregate, the Cervus Equipment Corporation New Common Shares or cash to which such holders are entitled to pursuant to Section 2.2 of this Plan of Arrangement.  The Company will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Cervus Units or a former holder of Cervus GP Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Cervus Units or Cervus GP Shares, as applicable, either:

(i)            forward or cause to be forwarded by first class mail (postage prepaid) or, the case of postal disruption, by such other means as the Cervus Depositary may deem prudent, to such former holder of Cervus Units and/or to such former holder of Cervus GP Shares, as applicable, at the address specified in the letter of transmittal; or

(ii)           if requested by such holders in the Letter of Transmittal, make available or cause to be made available at the Cervus Depositary for pickup by such holder cash or certificates representing the number of Cervus Equipment Corporation New Common Shares issued to such holder under the Arrangement.

(b)           Where a certificate formerly representing Cervus Units or Cervus GP Shares is not deposited with all other documents as provided for in Section 4.1(a) of this Plan of Arrangement on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature against or in the Company and shall be deemed to have been surrendered to the Company together with all distributions and sale proceeds thereon held for such holder.  All such certificates surrendered to the Company shall be cancelled.

(c)           No holder of Cervus Units, Cervus GP Shares, Cervus Options or Cervus Deferred Units shall be entitled to receive any consideration with respect to such Cervus Units, Cervus GP Shares, Cervus Options or Cervus Deferred Units other than the consideration to which such holder is entitled to receive in accordance with Section 2.2 and Section 4.1 of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

Section 4.2 Payment of Consideration in respect of Amalco

(a)           As soon as practicable following the Effective Date, Amalco shall cause to be delivered for the benefit of the former holders of Vasogen Shares, IPC Opco Shares and IPC US Shares, certificates representing, in the aggregate, the Amalco Shares to which such holders are entitled to pursuant to Section 2.2 of this Plan of Arrangement.  Amalco will, as soon as

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practicable following the later of the Effective Date and the date of deposit (by a former holder of Vasogen Shares, IPC US Shares, or IPC Opco Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Vasogen Shares, IPC US Shares or IPC Opco Shares, as applicable, either:

(i)            forward or cause to be forwarded by first class mail (postage prepaid) or, the case of postal disruption, by such other means as the Amalco Depositary may deem prudent, to such former holder of Vasogen Shares, IPC US Shares or IPC Opco Shares at the address specified in the Letter of Transmittal; or

(ii)           if requested by such holders in the Letter of Transmittal, make available or cause to be made available at the Amalco Depositary for pickup by such holder;

certificates representing the number of Amalco Shares issued to such holder under the Arrangement.

(b)           Where a certificate formerly representing Vasogen Shares, IPC US Shares or IPC Opco Shares is not deposited with all other documents as provided for in Section 4.2(a) of this Plan of Arrangement on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature against or in Amalco and shall be deemed to have been surrendered to Amalco together with all distributions and sale proceeds thereon held for such holder.  All such certificates surrendered to Amalco shall be cancelled.

(c)           No former holder of IPC Opco Shares, IPC US Shares or Vasogen Shares shall be entitled to receive any consideration with respect to such IPC Opco Shares, IPC US Shares or Vasogen Shares other than the consideration to which such holder is entitled to receive in accordance with Section 4.2 of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

(d)           No former holder of Vasogen Options, Vasogen DSUs, Vasogen Warrants or IPC Options shall be entitled to receive any consideration in respect of such Vasogen Options, Vasogen DSUs, Vasogen Warrants or IPC Options, other than the rights such holder is entitled to receive in accordance with Section 2.2 of this Plan of Arrangement.

Section 4.3 Lost Certificates in respect of Cervus or Cervus GP

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Cervus GP Shares or Cervus Units that were exchanged pursuant to Section 2.2 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Cervus Depositary will issue in exchange for such lost, stolen or destroyed certificate, Cervus Equipment Corporation New Common Shares deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such certificate is to be delivered shall as a condition precedent to such delivery, give a bond satisfactory to the Company and the Cervus Depositary (each acting reasonably) in such sum as the Company may direct, or otherwise indemnify the Company in a manner satisfactory to the Company acting reasonably, against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4 Lost Certificates in respect of Vasogen and IPC

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Vasogen Shares, IPC US Shares or IPC Opco Shares that were exchanged pursuant to Section 2.2 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Amalco Depositary will issue in exchange for such lost, stolen or destroyed certificate, Amalco Shares deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such certificate is to be delivered shall as a condition precedent to such delivery, give a bond satisfactory to Amalco and the Amalco Depositary (each acting reasonably) in such sum as Amalco may direct, or otherwise indemnify Amalco in a manner satisfactory to Amalco, acting reasonably, against any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.5 Withholding Rights

Each of Amalco and Cervus Equipment Corporation, as applicable, and the Amalco Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1 of this Plan of Arrangement), such amounts as Amalco or Cervus, as applicable, or the Amalco Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable Law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

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ARTICLE 5
AMENDMENTS

Section 5.1 Amendments to Plan of Arrangement

(a)           The Company, Cervus and IPC Opco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) comply with the terms of the IPC Arrangement Agreement and the Cervus Arrangement Agreement; (ii) be set out in writing; (iii) be filed with the Court and, if made following any of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting or the Vasogen Meeting, approved by the Court; and (iv) communicated to holders of Vasogen Shares, IPC Shares the Cervus Units and/or the Cervus GP Shares, if and as required by the Court.

(b)           Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, IPC Opco and Cervus at any time prior to each of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting and the Vasogen Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at each of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting and the Vasogen Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)           Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following any of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting or the Vasogen Meeting shall be effective only if (i) such amendment, modification or supplement is made in accordance with the terms and conditions of the IPC Arrangement Agreement and the Cervus Arrangement Agreement, as applicable; and (ii) if required by the Court, it is consented to by the requisite number of holders of the Vasogen Shares, the Cervus Units and/or the Cervus GP Shares, voting in the manner directed by the Court.

(d)           Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company, provided that it is consented to by Amalco and it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Vasogen Shares, Vasogen Options, Vasogen DSUs, Vasogen Warrants, IPC US Shares, IPC Opco Shares or IPC Deferred Options.

(e)           This Plan of Arrangement or portions thereof may be withdrawn prior to the Effective Time in accordance with the terms of the IPC Arrangement Agreement and Cervus Arrangement Agreement, as applicable.

ARTICLE 6
FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement within the meaning of Section 190 of the CBCA and shall become effective without any further act or formality, each of the parties to the Arrangement Agreements shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

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Schedule “A” — Cervus Equipment Corporation Share Terms

Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(i)            Payment of Dividends:  The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine.  Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(ii)           Participation upon Liquidation, Dissolution or Winding Up:  In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the Common Shares, be entitled to participate in the distribution.  Such distribution will be made in equal amounts per share on all the Common Shares at the time outstanding without preference or distinction.

(iii)          Voting Rights:  The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings.

Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, exclusive of the Class A Redeemable Preferred Shares which shall be a separate class of shares in the capital of the Corporation, are as follows:

(a)           the Preferred Shares may from time to time be issued in one or more series, and the board of directors of the Corporation may fix from time to time before such issue the number of Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions;

(b)           the Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, be entitled to preference over the Common Shares, and over any other shares of the Corporation ranking by their terms junior to the Preferred Shares.  The Preferred Shares of any series may also be given such other preferences, not inconsistent with the articles of the Corporation, over the Common Shares, and any other shares of the Corporation ranking by their terms junior to the Preferred Shares as may be fixed in accordance with subclause (a) above; and

(c)           if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

Class A Redeemable Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Class A Redeemable Preferred Shares are as follows:

(i)            Payment of Dividends:  The holders of the Class A Redeemable Preferred Shares will not be entitled to receive any dividends thereon.

(ii)           Participation upon Liquidation, Dissolution or Winding Up:  In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Redeemable Preferred Shares will be entitled to receive from the assets of the Corporation the Redemption Amount (as defined below) before any amount is paid or any assets of the Corporation are distributed to the holders of any Common Shares, Preferred Shares or shares of any other class ranking junior to the Class A Redeemable Preferred Shares.  After payment to the holders of the Class A Redeemable Preferred Shares of the amount so payable to them as above the holders of the Class A Redeemable Preferred Shares will not be entitled to receive any further assets of the Corporation in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(iii)          Redemption by Corporation:  The Corporation shall, subject to the requirements of the Canada Business Corporations Act, at the time specified in articles of arrangement of the Corporation in respect of which this Schedule “A” is incorporated, redeem each Class A Redeemable Preferred Share in accordance with Section 2.2(u) of the plan of arrangement forming part of such articles of arrangement and distribute to the holder of the Class A Redeemable Preferred Shares the assets of the Corporation specified therein

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in such plan of arrangement (the “Redemption Amount”).  No notice of redemption or other act or formality on the part of the Corporation shall be required to call the Class A Redeemable Preferred Shares for redemption.

(iv)          Voting Rights:  The holders of the Class A Redeemable Preferred Shares will not be entitled to receive notice of or to attend any annual or special meetings of the shareholders of the Corporation and will not be entitled to vote in respect of any Class A Redeemable Preferred Share held as at any such meetings.

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Schedule “B” – Amalco Share Terms

1.                                     COMMON SHARES

Subject to the rights of any class of shares that are expressed to rank prior to them, the Common Shares shall have the following rights, privileges, restrictions and conditions:

(a)                                Payment of Dividends

The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.  Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board of Directors may in their sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)                               Participation upon Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)                                Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one (1) vote in respect of each Common Share held at all such meetings.

2.                                     PREFERENCE SHARES

Subject to the rights of any class of shares that are expressed to rank prior to them, the Preference Shares shall have the following rights, privileges, restrictions and conditions:

(a)                                Directors’ Rights to Issue in One or More Series

The Preference Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Board of Directors of the Corporation.

(b)                               Directors to Fix Terms of Each Series

The Board of Directors of the Corporation shall (subject as hereinafter provided) by resolution fix, from time to time, before the issue thereof, the rights, privileges, restrictions and conditions attaching to the Preference Shares of each series including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any conversion rights and any sinking fund or other provisions, the whole to be subject to the issue of a certificate of amendment setting forth the rights, privileges, restrictions and conditions attaching to the Preference Shares of such series.

(c)                                Ranking of Preference Shares.

The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preference Shares of every other series and be entitled to priority over the Common Shares and over any other shares of the Corporation ranking junior to the Preference Shares.  The Preference Shares of any series may also be given such other preferences, not inconsistent with provisions hereof, over the Common Shares and over any other shares of the Corporation ranking junior to the Preference Shares as may be fixed in accordance with paragraph 2(a) hereof.

(d)                               Liquidation, Dissolution and Winding-Up Rights

In the event of the liquidation, dissolution, winding-up or other distribution of assets of the Corporation, the holders of the Preference Shares will be entitled to receive the amount paid up thereon together with all accrued and unpaid dividends, whether or not earned or declared, the whole before any amount shall be paid to holders of the Common Shares and any other shares of the Corporation ranking junior to the Preference Shares.

(e)                                Voting Rights

Except as required by law, the holders of the Preference Shares shall not be entitled to receive notice of nor to attend any meetings of the shareholders of the Corporation and shall not be entitled to vote thereat.

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APPENDIX “B”

CERVUS ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                       The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen Inc. (“Vasogen”), as more particularly described and set forth in the joint management information circular (the “Circular”) of Vasogen and IntelliPharmaCeutics Ltd. accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.                                       The plan of arrangement, the full text of which is set out at Appendix “A” to the Circular, as has been and may be amended (the “Plan of Arrangement”) is hereby approved and adopted.

3.                                       The arrangement agreement dated as of August 14, 2009 between Vasogen, Cervus LP and Cervus GP Ltd. (the “Cervus Arrangement Agreement”), the actions of the directors of Vasogen in approving the Arrangement and the Cervus Arrangement Agreement and the actions of the officers of Vasogen in executing and delivering the Cervus Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.                                       Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Vasogen or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Vasogen are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of Vasogen: (i) to amend the Cervus Arrangement Agreement and/or the Plan of Arrangement, to the extent permitted by the terms of the Cervus Arrangement Agreement; and (ii) subject to the terms of the Cervus Arrangement Agreement not to proceed with the Arrangement or any portion thereof;

5.                                       Any officer or director of Vasogen is hereby authorized and directed for and on behalf of Vasogen to execute and deliver articles of arrangement and such other documents as are necessary or desirable to: (i) the Director under the CBCA, (ii) any applicable securities regulatory authority, (iii) any stock exchange or market, or (iv) other third party, in accordance with the Cervus Arrangement Agreement and any transaction or agreement contemplated therein.

6.                                       Any officer or director of Vasogen is hereby authorized and directed for and on behalf of Vasogen to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing as contemplated in this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX “C”

IPC ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                       The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen Inc. (“Vasogen”), as more particularly described and set forth in the joint management information circular (the “Circular”) of Vasogen and IntelliPharmaCeutics Ltd. (“IPC US”) accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.                                       The plan of arrangement, the full text of which is set out at Appendix “A” to the Circular, as it has been and may be amended (the “Plan of Arrangement”) is hereby approved and adopted.

3.                                       The arrangement agreement dated as of August 14, 2009 between Vasogen, IntelliPharmaCeutics Corp. and IPC US (the “IPC Arrangement Agreement”), the actions of the directors of Vasogen in approving the Arrangement and the IPC Arrangement Agreement and the actions of the officers of Vasogen in executing and delivering the IPC Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.                                       Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Vasogen or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Vasogen are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of Vasogen: (i) to amend the IPC Arrangement Agreement and/or the Plan of Arrangement, to the extent permitted by the terms of the IPC Arrangement Agreement; and (ii) subject to the terms of the IPC Arrangement Agreement not to proceed with the Arrangement or any portion thereof;

5.                                       Any officer or director of Vasogen is hereby authorized and directed for and on behalf of Vasogen to execute and deliver articles of arrangement and such other documents as are necessary or desirable to: (i) the Director under the CBCA, (ii) any applicable securities regulatory authority, (iii) any stock exchange or market, or (iv) other third party, in accordance with the IPC Arrangement Agreement and any transaction or agreement contemplated therein.

6.                                       Any officer or director of Vasogen is hereby authorized and directed for and on behalf of Vasogen to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing as contemplated in this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX “D”

NEW OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1.                                       The adoption of the New Option Plan substantially in the form attached as Appendix “D” to the Joint Management Information Circular of Vasogen Inc. (the “Corporation”) and IntelliPharmaCeutics Ltd. dated September 16, 2009 is hereby approved.

2.                                       Any officer or director of the Corporation or its successor is hereby authorized and directed for and on behalf of the Corporation or its successor to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing as contemplated in this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX “E”

IPC US MERGER RESOLUTION

NOW THEREFORE it is :

1.                                      RESOLVED, that the merger (the “Merger”) of 20090831 Delaware Inc. (“IPC Newco US”), a Delaware corporation, with and into IntelliPharmaCeutics Ltd. (the “Company”), under the Delaware General Corporation Law (“DGCL”), with the Company being the surviving corporation and continuing as a wholly owned subsidiary of a corporation (“IPC Amalco”) to be formed on the amalgamation of 7237081 Canada Inc. (“IPC Newco”) and 7231971 Canada Inc. (“Vasogen Newco”), as more particularly described and set forth in the joint management information circular of the Company and Vasogen Inc. accompanying the notice of the meeting (as the Merger may be modified or amended), is hereby authorized, approved and adopted; and further

2.                                      RESOLVED, that the merger agreement between the Company, IPC Newco, Vasogen Newco and IPC Newco US (the “Merger Agreement”) and the actions of the directors of the Company in negotiating and approving the Merger and the Merger Agreement are hereby approved; and further

3.                                      RESOLVED, that notwithstanding that the Merger and the Merger Agreement have been approved by the shareholders of the Company, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of the Company: (i) to amend the Merger Agreement to the extent permitted by the terms of the Merger Agreement, and (ii) subject to the terms of the Merger Agreement, not to proceed with the Merger; and further

4.                                      RESOLVED, that any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver the Merger Agreement and such other documents, including executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger and to take such other actions as are necessary or desirable to satisfy the applicable requirements of the DGCL, any governmental body, applicable securities regulatory authority or any stock exchange or market or other third party in accordance with the Merger Agreement and any transaction or agreement contemplated therein; and further

5.                                      RESOLVED, that by virtue of the Merger and without any action on the part of the holders thereof, (i) each share of the Company’s Common Stock held as treasury stock or owned by the Company shall be cancelled and cease to exist, (ii) each outstanding share of the Company’s preferred stock designated as “Special Voting Stock” shall be cancelled and cease to exist, (iii) each share of outstanding Common Stock (other than shares held by IPC Amalco or shares referred to in clauses (i) and (ii)) shall be converted into the right to receive such number of fully paid and non-assessable shares of IPC Amalco as determined to be issued pursuant to the Plan of Arrangement (as defined in the Merger Agreement); and further

6.                                      RESOLVED, that by virtue of the merger and without any action on the part of the holders thereof, employee stock options to purchase common shares of IPC US granted pursuant to the stock option plan of the Company and/or the terms of a stock option agreement, that have not expired or been duly exercised shall be converted and exchanged for options to purchase such number of fully paid and non-assessable shares of IPC Amalco pursuant to a stock option plan and/or stock option agreement, as determined pursuant to the Plan of Arrangement; and further

7.                                      RESOLVED, that all lawful actions taken by the officers and directors of the Company prior to the date hereof with respect to the matters discussed in the foregoing resolutions be, and the same hereby are, in all respects, approved, ratified and confirmed; and further

8.                                      RESOLVED, that any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s sole discretion may be necessary or desirable to give full effect to the foregoing as contemplated in these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX “F”

FAIRNESS OPINION

August 13, 2009

Board of Directors of Vasogen Inc.

2505 Meadowvale Blvd.

Mississauga, Ontario

L5N 5S2, Canada

Members of Board of Directors of Vasogen Inc.:

We understand that Vasogen Inc., a corporation existing under the laws of Canada (“Vasogen”), is considering a business combination with IntelliPharmaCeutics Corp., an unlimited liability corporation incorporated under the laws of the Province of Nova Scotia (“IPC Opco”), and IntelliPharmaCeutics Ltd., a Delaware corporation (“IPC US”, and, together with IPC Opco, “IPC”).  We also understand that, in connection with the proposed business combination, each of Vasogen and IPC will undergo a restructuring (collectively, the “Restructuring”) in which, pursuant to a plan of arrangement (the “Plan of Arrangement”) and as further described to us by management of Vasogen, (i) each holder of shares in the capital of Vasogen (“Vasogen Shares”) will exchange their Vasogen Shares for shares (“New Vasogen Shares”) in the capital of a new corporation resulting from the Restructuring with respect to Vasogen (“New Vasogen”) on a one-for-one basis, and each outstanding option to purchase Vasogen Shares will be exchanged for options to purchase New Vasogen Shares on a one-for-one basis, and (ii) certain holders of shares in the capital of IPC (“IPC Shares”) will exchange their shares in IPC for shares in the capital of a new corporation resulting from the Restructuring with respect to IPC (“New IPC”) which, for purposes of this opinion, is treated as a one-for-one share exchange.  In the proposed business combination, pursuant to the Plan of Arrangement and as further described to us by management of Vasogen, (i) each issued and outstanding New Vasogen Share will be exchanged on a one-for-one basis for shares (“Newco Shares”) in the capital of the company resulting from the combination of New Vasogen and New IPC (“Newco”), and each outstanding option to purchase New Vasogen Shares will be exchanged for options to purchase Newco Shares on a one-for-one basis, and (ii) each issued and outstanding equity share in the capital of New IPC (“New IPC Shares”) and each of the remaining issued and outstanding IPC Shares (being those not exchanged in the Restructuring with respect to IPC) will be converted into or exchanged for 8.427 (the “Exchange Ratio”) Newco Shares, and each outstanding option to purchase IPC Shares will be exchanged for options to purchase Newco Shares on the basis of the Exchange Ratio (collectively, the “Combination”).

You have requested the opinion of JMP Securities LLC (“JMP”) as to the fairness, from a financial point of view, of the Exchange Ratio to Vasogen.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•                                          a draft of the Plan of Arrangement received on August 11, 2009;

•                                          drafts of an Arrangement Agreement and Merger Agreement with IPC received on August 11, 2009 (collectively with the Plan of Arrangement (the “Agreements”);

•                                          certain internal and publicly available financial statements and other financial and operating data concerning Vasogen and IPC prepared and provided to JMP by Vasogen and IPC management, respectively;

•                                          discussions JMP had with certain members of IPC management concerning IPC’s historical and current operations, financial condition and business prospects, and such other matters JMP deemed relevant;

•                                          discussions JMP had with certain members of Vasogen management concerning Vasogen’s historical and current operations, financial condition and business prospects, and such other matters JMP deemed relevant;

•                                          certain publicly available financial performance data and other information concerning Vasogen, including its stock price trading history;

•                                          certain financial forecasts and projections for IPC furnished to us by IPC management;

•                                          financial performance of certain other publicly-traded companies;

•                                          financial terms, to the extent publicly available, of certain acquisition transactions involving companies in the biopharmaceutical and specialty pharmaceutical space or in lines of business similar to those of Vasogen and IPC;

•                                          independent third-party research;

•                                          based on the financial forecasts and projections of IPC furnished by IPC management, the estimated cash flows generated by IPC on a stand-alone basis, to determine the present value of the discounted cash flows;

•                                          a liquidation analysis of Vasogen furnished to JMP by Vasogen management; and

•                                          such other factors and analyses JMP deemed appropriate for the purpose of our opinion.

In conducting our review and arriving at our opinion, with your consent, we have assumed and relied, without independent verification, upon the accuracy and completeness of all information and data furnished to or otherwise reviewed by or discussed with us.  We have further relied, with your consent, upon the assurance of Vasogen and IPC management that all such information is complete and accurate in all material respects and that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.  We also have assumed with your consent that, in connection with the Restructuring and prior to consummation of the Combination, Vasogen will monetize certain assets (the “Excluded Assets”) in exchange for C$6 million in net cash.  We understand that Vasogen retains some intellectual property assets that are in an early stage of development, but, for purposes of our opinion, we have been instructed by you to disregard such assets and any related development activities and, with your consent, we have not considered such assets or activities in our analysis and have further assumed that Vasogen does not, and does not intend to, engage in any activity that may result in the generation of any revenue, other than with respect to such disregarded assets.  With respect to the estimated cash and debt balances, financial forecasts, projections, liquidation analysis, and other forward-looking information and data relating to Vasogen and IPC provided to or discussed with us, Vasogen management and IPC management advised us, and we have assumed, with your consent, that they were reasonably prepared in good faith and reflect the best currently available estimates and judgments of Vasogen management and IPC management as to Vasogen’s and IPC’s future financial performance, respectively.  We have not been engaged to assess the reasonableness or achievability of such balances, forecasts, projections, analysis, or other information and data, or the assumptions on which they were based, and we do not assume any responsibility and express no view with respect thereto.  We have assumed, with your consent, that the forecasted financial results will be realized in the amounts and at the times projected.  We express no opinion as to the viability of the combined company following the Combination, including the potential for or timing of commercialization of any product or service, the nature and extent of the combined company’s financing needs or the ability of the combined company to satisfy any such financing needs.  We have assumed, with your consent, that New Vasogen is identical to Vasogen and that New IPC, together with the other IPC entities following the Restructuring, is identical to IPC (in each case in all material respects, including without limitation capitalization), and that the Restructuring will have no financial impact on Vasogen or IPC or on the Combination (other than as described above with respect to the monetization of the Excluded Assets).  We further have assumed, with your consent, that the proposed business combination effectively is the combination by amalgamation and merger of Vasogen and IPC on the basis of the Exchange Ratio.  We express no opinion on the Restructuring or its effects.  We also have been instructed by Vasogen management, and have assumed with your consent, that the C$6 million net cash consideration represents the value of the Excluded Assets.

For purposes of rendering our opinion, we have assumed that the representations and warranties of each party contained in the Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreements and that all conditions to the consummation of the Combination will be satisfied without waiver thereof.  We have assumed that the final form of the Agreements will not vary materially from the last draft Agreements reviewed by us and will not vary in any regard that is material to our analysis and that the Combination will be consummated substantially on the terms described in such drafts, without any amendment, modification or waiver of any material term, condition or agreement.  We have also assumed that, in connection with the Combination, all necessary governmental, regulatory and other consents and approvals contemplated by the Agreements would be obtained and that in the course of obtaining any of those consents and approvals no delays, conditions, costs or restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Combination.

We are not legal, tax, accounting or regulatory advisors and express no opinion with respect to legal, tax, accounting or regulatory matters, as to which we understand that Vasogen obtained such advice as it deemed necessary from qualified professionals.  We are not in the business of appraising tangible assets and have not made or been provided with, and have not been requested to make or obtain, any independent valuation or appraisal of any or all of the assets or liabilities of Vasogen or IPC, nor have we made any physical inspection of such assets.  We were not asked to evaluate the solvency or fair value of Vasogen or IPC under any state or federal laws relating to bankruptcy, insolvency or similar matters.  Our opinion is necessarily based on financial, economic, market and other circumstances and conditions as in effect on, and the information disclosed to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, Vasogen’s underlying business decision to enter into the Agreements and pursue the Combination, the structure or accounting treatment or taxation consequences of the Combination or any restructuring, or the relative merits of the Combination as compared to any alternative business strategies that may exist or the effect of any other transaction in which Vasogen might engage.  We were not requested to consider, and our opinion does not address, the non-financial terms of the Agreements or the Combination, or any aspect of the Combination other than the Exchange Ratio, nor does it address the terms of any other agreement or transaction to be entered into or effected by the parties including, without limitation, the monetization of the Excluded Assets.  We do not express any opinion as to the prices at which Vasogen Shares or Newco Shares may be traded at any time nor are we expressing any opinion as to what the value of Newco Shares actually will be when issued pursuant to the Combination.  In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Combination, or any class of such persons, relative to the Exchange Ratio or otherwise.  Our opinion addresses only the fairness, from a financial point of view, of the Exchange Ratio to Vasogen.  Our opinion should not be viewed as determinative of the views of Vasogen or the Board of Directors with respect to the Combination.

We, as part of our investment banking business, are customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.  Vasogen has agreed to pay us a fee for our financial advisory services, payable upon consummation of the Combination and has paid us a retainer.  We will also receive a fee for providing this opinion, no portion of which is contingent upon consummation of the Combination.  In addition, Vasogen has agreed to reimburse us for our expenses, and to indemnify us, our affiliates, and each of our respective members, officers, directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of our engagement.  Vasogen has also agreed to pay us a fee upon any consummation of certain strategic alliances with third parties and any debt, equity or equity-related security issuances by Vasogen to financial or strategic investors.  We hold warrants to purchase approximately 49,174 Vasogen Shares, received by us as compensation for our services in May 2007 as a co-placement agent in a registered direct financing of Vasogen Shares.  Other than as disclosed herein, we have not had a material relationship with, nor otherwise received fees from, Vasogen or any other party to the Combination, during the two years preceding the date of this opinion.  In the ordinary course of our trading, brokerage, investment management and financing activities, JMP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities of Vasogen, or other companies or any currency that may be involved in the Combination.  In the future, we may maintain other relationships with, and provide advisory and other services to Vasogen, IPC and their respective affiliates, and may receive fees for the rendering of such services.

This opinion is given at the request of, and is intended for the benefit and use of, the Board of Directors of Vasogen in connection with its consideration of the Combination and may not, in whole or in part, be used for any other purpose or disseminated, reproduced, quoted from or referred to at any time, in any manner or for any purpose without our prior written consent.  This letter does not constitute a recommendation to the Board of Directors, Vasogen’s stockholders or any other person with respect to the Combination or any other matter.  Furthermore, this letter should not be construed as creating any fiduciary duty on the part of JMP to Vasogen, the Board of Directors of Vasogen or any other party.

The issuance of this opinion was approved by our fairness opinion review committee.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio in the Combination is fair, from a financial point of view, to Vasogen.

Very truly yours,

(Signed) “JMP Securities LLC”

JMP SECURITIES LLC

APPENDIX “G”

INTERIM ORDER

Court File No. 09-8348-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST  THE HONOURABLE ) FRIDAY, THE 4 TH   JUSTICE CAMPBELL ) DAY OF SEPTEMBER, 2009   IN THE MATTER OF AN APPLICATION under section 192 of the Canada Business Corporations Act, being R.S.C. 1985, c. C-44; AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(f) of the Rules of Civil Procedure; AND IN THE MATTER OF a proposed plan of arrangement involving Vasogen Inc. and others  VASOGEN INC.  Applicant  APPLICATION UNDER the Canada Business Corporations Act, R.S.C. 1985, c. C-44, C. 192 and Rule 14.05 of the Rules of Civil Procedure.  INTERIM ORDER  THIS MOTION, made by the Applicant Vasogen Inc. (“Vasogen”), for an interim order pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”) for advice and directions in connection with the within application (the “Interim Order”), was heard this day at 330 University Avenue, Toronto, Ontario. )

ON READING the notice of application, the notice of motion and the affidavit of Christopher J. Waddick sworn September 2, 2009 (the “Waddick Affidavit”), and on hearing the submissions of counsel for Vasogen: 1. THIS COURT ORDERS that Vasogen may call and conduct a special meeting (the “Vasogen Meeting”) of the holders of common shares (the “Vasogen Shareholders”) of Vasogen in accordance with the notice of a special meeting to be provided to the Vasogen Shareholders for the following purposes: (a) to consider, and if deemed advisable, pass a special resolution (the “Cervus Resolution”) authorizing and approving an arrangement (the “Cervus Arrangement”) with Cervus LP (“Cervus”), Cervus GP Ltd. (“Cervus GP”) and each of 7231971 Canada Inc. (“New Vasogen”) and 7232004 Canada Inc. (“Vasogen Subco”), each newly incorporated CBCA corporations incorporated by Vasogen, under section 192 of the CBCA as described in the Plan of Arrangement attached as Exhibit “A” to the Waddick Affidavit; (b) to then consider, and if deemed advisable, pass a special resolution (the “IPC Arrangement Resolution”) authorizing and approving an arrangement (the “IPC Arrangement” and together with the Cervus Arrangement, the “Arrangement”) with IntelliPharmaCeutics Ltd. (“IPC US”), IntelliPharmaCeutics Corp. (“IPC Opco”) (together “IPC”), New Vasogen and Vasogen Subco to, among other things, form an amalgamated company (“New IPC”) under section 192 of the CBCA as described in the Plan of Arrangement attached as Exhibit “A” to the Waddick Affidavit; and 2

(c) to transact such further or other business as may properly come before the Vasogen Meeting and any and all adjournments thereof. 2. THIS COURT RECOGNIZES that Cervus and Cervus GP will each call and conduct, in the case of Cervus pursuant to its governing limited partnership agreement, a special meeting (the “Cervus Meeting” and the “Cervus GP Meeting”, respectively) of the holders of units and shares, respectively, in accordance with a notice of a special meeting to be provided to the limited partnership unitholders of Cervus (the “Cervus Unitholders”) and a separate notice of a special meeting to be provided to the shareholders of Cervus GP (the “Cervus GP Shareholders”) for the following purposes: (a) to each consider, and if deemed advisable, pass a special resolution authorizing and approving the Cervus Arrangement (the “Cervus Unitholder Arrangement Resolution” and the “Cervus GP Shareholder Arrangement Resolution, respectively) as described in the Plan of Arrangement; and (b) to transact such further or other business as may properly come before the Cervus Meeting and the Cervus GP Meeting and any and all adjournments of either meeting. However, in lieu of a meeting of the Cervus GP Shareholders, Cervus GP may obtain a resolution in writing signed by all the Cervus GP Shareholders or their attorneys authorized in writing entitled to vote on the Cervus GP Shareholder Arrangement Resolution at a meeting of shareholders and such written resolution will be as valid as if it had been passed at a meeting of the Cervus GP Shareholders. 3

3. THIS COURT RECOGNIZES that IPC US will call and conduct, pursuant to governing Delaware law, a special meeting (the “IPC US Meeting”) of the holders of common shares in accordance with a notice of a special meeting to be provided to the shareholders of IPC US (the “IPC US Shareholders”) for the following purposes: (a) to consider, and if deemed advisable, pass a special resolution authorizing and approving, among other things, the amalgamation with New Vasogen and the distribution of additional shares of New IPC as a result of the merger of IPC US and a Delaware corporation to be incorporated by IPC under section 192 of the CBCA (the “IPC US Merger Resolution”), as described in the Plan of Arrangement; and (b) to transact such further or other business as may properly come before the IPC US Meeting and any and all adjournments thereof. 4. THIS COURT ORDERS that Vasogen is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice to the Vasogen Shareholders, and the Arrangement, as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Vasogen Shareholders’ Meeting and to be the subject of the Cervus Arrangement Resolution and the IPC Arrangement Resolution. 5. THIS COURT ORDERS that the Vasogen Meeting shall be called, held and conducted in Toronto, Ontario on October 19, 2009 at 10:00 a.m. (Eastern Time) and as described in the management proxy circular of Vasogen (which may be in the form of a joint proxy circular in respect of both Vasogen and the IPC Parties - the “Joint Circular”) to be sent 4 by Vasogen to the Vasogen Shareholders and, as required, to other Vasogen securityholders in connection with the Vasogen Meeting. 6. THIS COURT RECOGNIZES that the Cervus Meeting will be called, held and conducted in Calgary, Alberta on October 19, 2009 at 10:00 a.m. (Mountain Time) and as described in the information circular of Cervus to be sent by Cervus to Cervus Unitholders in connection with Cervus Meeting (the “Cervus Circular”). 7. THIS COURT RECOGNIZES that, to the extent necessary, the Cervus GP Meeting will be called, held and conducted in Calgary, Alberta on October 19, 2009 at 9:45 a.m. (Mountain Time) and as described in the information circular of Cervus GP to be sent by Cervus GP to Cervus GP Shareholders in connection with Cervus GP Meeting (the “Cervus GP Circular”). However, in lieu of a meeting of the Cervus GP Shareholders, Cervus GP may obtain a resolution in writing signed by all the Cervus GP Shareholders or their attorneys authorized in writing entitled to vote on the Cervus GP Shareholder Arrangement Resolution at a meeting of shareholders and such written resolution will be as valid as if it had been passed at a meeting of the Cervus GP Shareholders. 8. THIS COURT RECOGNIZES that the IPC US Meeting will be called, held and conducted in Toronto, Ontario on October 19, 2009 at 11:00 a.m. (Eastern Time) and as described in the Joint Circular, to be sent by IPC to the IPC Shareholders in connection with the IPC US Meeting. 9. THIS COURT ORDERS that notwithstanding the provisions of the CBCA, Vasogen is entitled to adjourn or postpone the Vasogen Meeting in regards to the IPC Arrangement 5

Resolution on one or more occasions without the necessity of first convening such meeting or first obtaining any vote of the Vasogen Shareholders, as applicable, respecting the adjournment or postponement. 10. THIS COURT ORDERS that Vasogen is hereby authorized and directed to send to the Vasogen Shareholders of record as at the close of business on September 4, 2009 (the “Vasogen Record Date”), together with other documentation required to be sent to the Vasogen Shareholders under applicable laws, the Joint Circular, subject to such amendments or supplements as Vasogen may deem appropriate, which respective Circular will include the notice of application in this proceeding and this Interim Order. The Joint Circular shall be distributed and made available in accordance with paragraph 11 of this Interim Order and shall be deemed to have been received in accordance with paragraph 12 of this Interim Order, and such delivery will constitute good and valid service of the notice of application under the Rules of Civil Procedure. 11. THIS COURT ORDERS that the Notice of the Vasogen Meeting, the Joint Circular and form of proxy (the “Form of Proxy”), subject to such amendments or supplements as Vasogen may deem appropriate, shall be distributed by Vasogen to: (a) registered Vasogen Shareholders as at the Vasogen Record Date, Vasogen holders of warrants, the auditors of Vasogen and the directors of Vasogen at least 21 days prior to the date of the Vasogen Meeting, excluding the date of the mailing and including the date of the Vasogen Meeting, by: (i) prepaid ordinary mail, addressed to each registered Vasogen Shareholder at the address as shown on the books of Vasogen as at the 6

Vasogen Record Date, the auditors of Vasogen and to the directors of Vasogen; or (ii) by delivery, in person, by courier service, or by electronic transmission (provided that the recipient has provided an e-mail address and has consented to receiving such materials electronically), to the address specified in (i) above; and (b) non-registered Vasogen Shareholders and Vasogen by providing copies of the Joint Circular and related materials in accordance with applicable securities laws for delivery to beneficial holders of securities. Substantial compliance with this paragraph shall constitute good and sufficient notice of the Vasogen Meeting. 12. THIS COURT ORDERS that the Notice of Vasogen Meeting, the Joint Circular and the Form of Proxy shall be deemed for the purposes of this Interim Order to have been received by the Vasogen Shareholders: (a) in the case of mailing, 3 days after the delivery thereof to the post office; and (b) in the case of delivery, upon receipt thereof by the intended addressee or by the courier. 13. THIS COURT ORDERS that accidental failure of or omission by Vasogen, Cervus, Cervus GP or IPC US to give notice to any one or more their respective securityholders or any other person entitled to notice of the applicable securityholder meetings, or any failure or omission to give such notice as a result of events beyond the reasonable control of Vasogen, 7

Cervus, Cervus GP or IPC US, respectively, (including without limitation any inability to utilize postal services), shall not constitute a breach of this Interim Order or a defect in the calling or giving of notice of the respective meetings, but if any such failure or omission is brought to the attention of Vasogen, Cervus, Cervus GP or IPC US they shall use their best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Such rectified notice shall be deemed to have been received in accordance with paragraph 12 of this Interim Order. 14. THIS COURT ORDERS that any officer or director of Vasogen shall act as chairman of, and may appoint a secretary and scrutineer or scrutineers for, the Vasogen Meeting, and recognizes that (i) any officer or director of Cervus GP act as chairman of, and may appoint a secretary and scrutineer or scrutineers for the Cervus Meeting and the Cervus GP Meeting; and (ii) and any officer or director of IPC US may act as chairman of, and may appoint a secretary and scrutineer or scrutineers for the IPC US Meeting. 15. THIS COURT ORDERS that a sufficient quorum for the holding of the Vasogen Meeting to consider the Arrangement shall be at least two persons present in person, each being a Vasogen Shareholder or duly appointed proxy holder, with provision for an adjourned meeting to proceed whether or not the quorum is present at the adjourned meeting. 16. THIS COURT ORDERS that the vote required to pass the Cervus Arrangement Resolution shall be not less than 66 2/3 per cent of the votes cast at the Vasogen Meeting in person or by proxy by the Vasogen Shareholders of record as of the Vasogen Record Date. Each Vasogen Shareholder is entitled to one vote for each common share held. Such vote shall be sufficient to authorize and direct Vasogen to do all such acts and things as may be 8 necessary and desirable to give effect to the Cervus Arrangement on a basis consistent with what is provided for in the Plan of Arrangement without the necessity of any further approval by the Vasogen Shareholders, subject only to the final approval of the Cervus Arrangement by this Honourable Court. 17. THIS COURT ORDERS that the vote required to pass the IPC Arrangement Resolution shall be not less than 66 2/3 per cent of the votes cast at the Vasogen Meeting in person or by proxy by the Vasogen Shareholders of record as of the Vasogen Record Date. Each Vasogen Shareholder is entitled to one vote for each common share held. Such vote shall be sufficient to authorize and direct Vasogen to do all such acts and things as may be necessary and desirable to give effect to the IPC Arrangement on a basis consistent with what is provided for in the Plan of Arrangement without the necessity of any further approval by the Vasogen Shareholders, subject only to the final approval of the IPC Arrangement by this Honourable Court. 18. THIS COURT RECOGNIZES that the vote required to pass the Cervus Unitholder Arrangement Resolution will be not less than 66 2/3 per cent of the votes cast at the Cervus Meeting in person or by proxy by the Cervus Unitholders. Each Cervus Unitholder is entitled to one vote for each limited partnership unit of Cervus held. Such vote shall be sufficient to authorize and direct Cervus to do all such acts and things as may be necessary and desirable to give effect to the Cervus Arrangement on a basis consistent with what is provided for in the Plan of Arrangement without the necessity of any further approval by the Cervus Unitholders, subject only to the final approval of the Cervus Arrangement by this Honourable Court. 9

19. THIS COURT RECOGNIZES that the vote required to pass the Cervus GP Shareholder Arrangement Resolution will be not less than 66 2/3 per cent of the votes cast at the Cervus GP Meeting in person or by proxy by the Cervus GP Shareholders. Each Cervus GP Shareholder is entitled to one vote for each common share of Cervus GP held. Such vote shall be sufficient to authorize and direct Cervus GP to do all such acts and things as may be necessary and desirable to give effect to the Cervus Arrangement on a basis consistent with what is provided for in the Plan of Arrangement without the necessity of any further approval by the Cervus GP Shareholders, subject only to the final approval of the Cervus Arrangement by this Honourable Court. Notwithstanding the foregoing or anything else to the contrary herein, in lieu of a meeting of the Cervus GP Shareholders, Cervus GP may obtain a resolution in writing signed by all the Cervus GP Shareholders or their attorney authorized in writing entitled to vote on the Cervus GP Shareholder Arrangement Resolution at a meeting of shareholders and such written resolution will be as valid as if it had been passed at a meeting of the Cervus GP Shareholders. 20. THIS COURT ORDERS that Vasogen Shareholders shall have the right to dissent (the “Vasogen Dissent Rights”) from the Arrangement (“Dissenting Vasogen Shareholders”), but are not entitled to dissent from only one of the Cervus Arrangement or the IPC Arrangement. A registered Vasogen Shareholder who wishes to dissent from the Arrangement must deliver a written objection (a “Notice of Objection”) to Vasogen c/o McCarthy Tétrault LLP, 66 Wellington Street West, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario, Canada M5K 1E6, facsimile number: (416) 868-0673, Attention: Geoff R. Hall, by personal delivery, courier, mail or by facsimile transmission, on or before 5:00 p.m. (Eastern Time) on October 15, 2009, or otherwise at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time of the 10

Vasogen Shareholders’ Meeting or any adjournment or postponement thereof. A non-registered Vasogen Shareholder who wishes to exercise the Arrangement Dissent Rights must immediately contact the intermediary with whom the non-registered Vasogen Shareholder deals in respect of its shares and instruct the intermediary to instruct the Canadian Depository for Securities Limited to take the necessary steps required to validly exercise the Arrangement Dissent Rights on behalf of the non-registered Vasogen Shareholder in its capacity as the registered Vasogen Shareholder. 21. THIS COURT RECOGNIZES that Cervus GP Shareholders, other than Cervus GP Shareholders who have voted in favour of the Cervus Arrangement Resolution, will have the right to dissent (the “Cervus GP Dissent Rights”) from the Cervus Arrangement (“Dissenting Cervus GP Shareholders”) on terms consistent with those provided in the CBCA except to the extent modified herein. A registered Cervus GP Shareholder who wishes to dissent from the Cervus Arrangement must deliver a written objection (a “Notice of Objection”) to Cervus c/o Shea Nerland Calnan LLP, 2800, 715 — 5th Avenue SW, Calgary, Alberta, Canada T2P 2X6, facsimile number: (403)299-9601, Attention: Chief Financial Officer, by personal delivery, courier, mail or by facsimile transmission, on or before 5:00 p.m. (Mountain Time) on October 15, 2009, or otherwise at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Calgary) prior to the time of the Cervus GP Meeting or any adjournment or postponement thereof. 22. THIS COURT ORDERS that any registered Vasogen Shareholder who sends a Notice of Objection as provided above and does not subsequently vote in favour of the Cervus Arrangement and the IPC Arrangement or withdraws its Notice of Objection: 11

(a) must deliver to IntelliPharmaCeutics International Ltd.(“New IPC”), or if only the Cervus Arrangement is approved, to New Vasogen a written notice (a “Demand Notice”) containing the Dissenting Vasogen Shareholder’s name and address, the number of Shares in respect of which it dissents and a demand for payment of the fair value of such Shares within 20 days after receiving written notice from New IPC or New Vasogen that the Cervus Arrangement Resolution and IPC Arrangement Resolution have been adopted by the Vasogen Shareholders, or in the absence of such written notice, within 20 days after learning that the Arrangement Resolutions have been adopted; (b) must within 30 days after sending the Demand Notice, send the certificates representing the Vasogen Shares in respect of which it is dissenting to New IPC, or New Vasogen, or the applicable transfer agent or else the Dissenting Vasogen Shareholder will lose its right to make a claim for the fair value of such Vasogen Shares; (c) at the Effective Time, will cease to be the holder of such Vasogen Shares and to have any rights as holder of such Vasogen Shares other than the right to be paid the fair value of the shares by New Vasogen as set out in the Plan of Arrangement, unless. (i) the Vasogen Shareholder withdraws its Demand Notice before New IPC sends a written offer (the “Offer to Purchase”) to pay for the Dissenting Shares in an amount considered by the directors of New IPC to be the fair value thereof, accompanied by a statement showing how the fair value was determined; 12

(ii) Vasogen elects not to proceed with the Arrangement; or (iii) the application by Vasogen to the court for an order approving the Arrangement is refused and all appeal rights in respect of such refusal have been exhausted without success; in which case the registered Vasogen Shareholder’s rights as a Vasogen Shareholder will be reinstated as of the date it sent the Demand Notice. 23. THIS COURT ORDERS that the Dissenting Vasogen Shareholders’ names shall be removed as the holders of such Vasogen Shares from the registers of Vasogen Shares and Vasogen shall be deemed to be the transferee of such Vasogen Shares (free and clear from any Liens) and shall cancel such Vasogen Shares. 24. THIS COURT ORDERS that registered Vasogen Shareholders who duly exercise their Vasogen Dissent Rights and who: (a) are ultimately entitled to be paid fair value for the Vasogen Shares will be entitled to be paid fair value for such Vasogen Shares by New Vasogen (and not by Vasogen), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Vasogen Dissent Rights in respect of such Vasogen Shares; or (b) are ultimately not entitled, for any reason, to be paid fair value for such Vasogen shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Vasogen Shares. 13

25. THIS COURT ORDERS that in no circumstances shall Vasogen or any other person be required to recognize a person exercising Vasogen Dissent Rights unless such person is the holder of those Vasogen Shares in respect of which such rights are sought to be exercised. 26. THIS COURT ORDERS that in no case shall Vasogen or any other person be required to recognize Dissenting Vasogen Shareholders as holders of Vasogen Shares in respect of which Vasogen Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Vasogen Shareholders shall be removed from the register of holders of Vasogen Shares in respect of which Vasogen Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Vasogen Dissent Rights: (i) holders of Vasogen Options, (ii) holders of Vasogen DSUs, (iii) holders of Vasogen Warrants, and (iv) holders of Vasogen Shares who vote or have instructed a proxyholder to vote such Vasogen Shares in favour of the Vasogen Arrangement Resolution (but only in respect of such Vasogen Shares). 27. THIS COURT ORDERS that notice to Vasogen Shareholders of the right to dissent with respect to the Cervus Arrangement Resolution and the IPC Arrangement Resolution and to receive, subject to the provisions of this Interim Order, the fair value of Vasogen’s shares shall be good and sufficiently given by including information with respect thereto in the Joint Circular to be sent to the Vasogen Shareholders in accordance with paragraph 11 above. 28. THIS COURT ORDERS that notice to Cervus GP Shareholders of the right to dissent with respect to the Cervus GP Shareholder Arrangement Resolution and to receive, subject to the provisions of this Interim Order, the fair value of Cervus GP shares shall be 14 good and sufficiently given by including information with respect thereto in the Cervus GP Circular to be sent to the Cervus GP Shareholders in accordance with paragraph 11 above. 29. THIS COURT ORDERS that the only persons entitled to be represented and to vote at the Vasogen Meeting, either in person or by proxy, shall be the Vasogen Shareholders of record at the close of business on the Vasogen Record Date. 30. THIS COURT ORDERS that Vasogen is authorized, at its own expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine, and may use the proxies at the Vasogen Meeting. 31. THIS COURT ORDERS that the proxies to be used at the Vasogen Meeting must be received by CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, Attention: Proxy Department, no later than 5:00 p.m. (Eastern Time) on October 11, 2009 or, if the Vasogen Meeting is adjourned, no later than 5:00 p.m. on the Business Day (in the City of Toronto) that is two days prior to the date of the adjourned or postponed Vasogen Meeting, or any further adjournment or postponement thereof. 32. THIS COURT ORDERS that, unless a Vasogen Shareholder who has granted a proxy has agreed that it shall be irrevocable, a Vasogen Shareholder shall be entitled to revoke a proxy given at any time prior to the exercise thereof at the Vasogen Meeting by:

(a) depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing or, if the Vasogen Shareholder is a corporation, by an officer or attorney thereof duly authorized: (i) at the registered office of Vasogen or at the above-mentioned office of CIBC Mellon on or before the Business Day two days prior to the day of the Vasogen Meeting or any adjournment(s) thereof; or (ii) with the chairman of the Vasogen Meeting prior to the commencement of the Vasogen Meeting on the day of the Vasogen Meeting or any adjournment(s) thereof. 33. THIS COURT ORDERS that any person desiring to appear at the hearing for final approval of the Arrangement, scheduled for October 21, 2009 (the “Final Hearing”) is required to serve on Vasogen and file with the court on or before October 19, 2009, a notice of appearance in the form prescribed by the Rules of Civil Procedure, together with any evidence or material which is to be presented to the court. Service on Vasogen is to be effected by delivery in a manner authorized by the Rules of Civil Procedure to the solicitors for Vasogen at: McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1E6, Attention: Geoff R. Hall. 34. THIS COURT ORDERS that if the Final Hearing is adjourned, then, subject to a further order of this court, only those persons having previously served a notice of appearance in accordance with paragraph 33 shall have to be given notice of the adjournment date. 16

35. THIS COURT ORDERS that service of the Joint Circular in accordance with paragraph 11 shall constitute good and sufficient service of notice of the Final Hearing to Vasogen Shareholders. 36. THIS COURT ORDERS that, provided that the Notice of Application is included in the Cervus Circular, service of the Cervus Circular to Cervus Unitholders in accordance with applicable securities laws and in accordance with the terms of the limited partnership agreement governing the affairs of Cervus shall constitute good and sufficient service of notice of the Final Hearing to Cervus Unitholders. 37. THIS COURT ORDERS that, provided that the notice of application is included in the Cervus GP Circular, service of the Cervus GP Circular to Cervus GP Shareholders in accordance with applicable securities laws and in accordance with the terms of the corporate legislation governing Cervus GP shall constitute good and sufficient service of notice of the Final Hearing to Cervus GP Shareholders. 38. THIS COURT ORDERS that the draft Plan of Arrangement and draft circulars (Exhibits “A”, “B” and “C” to the Waddick Affidavit) shall be segregated from other documents or information filed in connection with this motion and shall be provided to the court in a sealed envelope identifying the action and prominently marked with the following legend: “CONFIDENTIAL INFORMATION Pursuant to an order dated September 4, 2009 (the “Order”), this envelope shall remain sealed in the court file and shall not be opened until the filing with the court of a certificate signed by McCarthy Tétrault LLP 17 in accordance with paragraph 38 of the Order, or upon further order of the court.” and the sealed envelope shall not be opened until the filing with the court of a certificate signed by McCarthy Tétrault LLP confirming that the Circular, as finalized, has been made public, or upon further order of the court. 39. THIS COURT ORDERS that to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order between this Interim Order and the terms of any instrument creating, governing or collateral to the securities affected by the Plan of Arrangement or to which such securities are collateral, this Interim Order shall govern. 40. THIS COURT ORDERS that Vasogen shall be entitled at any time to bring a motion to this court to vary this Interim Order. ENTERED AT / INSCRIT A TORONTO ON / BOOK NO: LE / DANS LE REGISTRE NO.: SEP 04 2009 PER / PAR: 18

IN THE MATTER OF a proposed plan of arrangement involving Vasogen Inc. and others VASOGEN INC. et al. Applicant Court File No. 09-8348-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding Commenced at Toronto INTERIM ORDER McCarthy Tétrault LLP Suite 5300, Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6 Geoff R. Hall LSUC #34701O Tel. 416 601-7856 Kenneth J. Morris LSUC# 48124J Tel. 416 601-7704 Fax: 416 868-0673 Lawyers for the Applicant 618370 v 6 19

APPENDIX “H”

NOTICE OF APPLICATION

09-8348-00CL Court File No. ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST IN THE MATTER OF AN APPLICATION under section 192 of the Canada Business Corporations Act, being R.S.C. 1985, c. C-44; AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(f) of the Rules of Civil Procedure; AND IN THE MATTER OF a proposed plan of arrangement involving Vasogen Inc. and others VASOGEN INC. Applicant APPLICATION UNDER the Canada Business Corporations Act, R.S.C. 1985, c. C-44, section 192 and Rule 14.05 of the Rules of Civil Procedure. NOTICE OF APPLICATION A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page. THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on Wednesday, October 21, 2009, at 10:00 a.m., or as soon after that time as the application can be heard, at 330 University Avenue, Toronto, Ontario. IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing. IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing. IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE. Date: September 2, 2009 Issued by: Local Registrar Address of court office: 330 University Avenue Toronto, Ontario M5G 1E6 TO: SHAREHOLDERS OF VASOGEN INC. AND Richard Shaw TO: Director General Industry Canada Corporation Directorate 9th Floor, Jean Edmonds Tower South 365 Laurier Avenue West Ottawa, ON KlA 0C8 Tel: 613/941-2837 Fax: 613/941-5783 Email: Shaw.Richard@ic.gc.ca 2

APPLICATION 1. The Applicant, Vasogen Inc. (“Vasogen”), makes an application for: (a) an interim order (the “Interim Order”), without notice, for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”); (b) an order approving the proposed plan of arrangement (the “Arrangement”) of Vasogen under section 192 of the CBCA; and (c) such further and other relief as this Honourable Court may deem just in the circumstances. 2. The grounds for the application are: (a) Vasogen is a biotechnology company. It is continued under the Canada Business Corporations Act (the “CBCA”). Its shares are listed on the Toronto Stock Exchange (TSX) under the symbol VAS and quoted on the NASDAQ Capital Market (NASDAQ) under the symbol VSGN. (b) The board of directors of Vasogen has determined that the Arrangement is in the best interests of Vasogen. Moreover, the Arrangement is fair and reasonable to the parties affected and is put forth in good faith. (c) It is not practicable for Vasogen to effect fundamental changes in the nature of those contemplated by the Arrangement under any other provision of the CBCA. (d) All statutory requirements of the CBCA have been fulfilled.

(e) Vasogen will rely on section 192 of the CBCA and Rule 14.05 of the Rules of Civil Procedure. (f) Vasogen will also rely on such further and other grounds as counsel may advise and this Honourable Court may permit. 3. The following documentary evidence will be used at the hearing of the application: (a) the Interim Order and other orders as may be granted by this Honourable Court; (b) the affidavit of Christopher J. Waddick, sworn September 2, 2009; (c) further affidavits including ones reporting as to the results of any meetings convened pursuant to the Interim Order; and (d) such further and other material as counsel may advise and this Honourable Court may permit. 2

4. Shareholders of record of Vasogen on the record date for the meeting will receive a joint circular and other meeting materials, which will include the Interim Order and notice of the fairness hearing. These materials will be sent to the shareholders at their addresses as they appear on the books and records of Vasogen on the record date. Certain Vasogen securityholders that have registered addresses outside Ontario will be served pursuant to rules 17.02 (n) and (o) of the Rules of Civil Procedure or as the court may direct in the Interim Order.   Dated: September 2, 2009  McCarthy Tétrault LLP Suite 5300, Toronto Dominion Bank Tower Toronto-Dominion Centre Toronto, ON M5K 1E5  Geoff R. Hall LSUC# 34701O Tel. 416 601-7856  Kenneth J. Morris LSUC# 48124J Tel. 416 601-7704 Fax: 416 868-0673 Lawyers for the Applicant 3

IN THE MATTER OF a proposed plan of arrangement involving Vasogen Inc. and others VASOGEN INC. and others Applicant Court File No. ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding Commenced at Toronto NOTICE OF APPLICATION McCarthy Tétrault LLP Suite 5300, Toronto Dominion Bank Tower Toronto-Dominion Centre Toronto, ON M5K 1E5 Geoff R. Hall LSUC# 34701O Tel. 416 601-7856 Kenneth J. Morris LSUC# 48124J Tel. 416 601-7704 Fax: 416 868-0673 Lawyers for the Applicant 09-8348-00CL

APPENDIX “I”

IPC US AUDITED FINANCIAL STATEMENTS AS AT AND FOR THE YEARS ENDED

DECEMBER 31, 2006, DECEMBER 31, 2007 AND DECEMBER 31, 2008

INTELLIPHARMACEUTICS LTD.
Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended December 31, 2008, 2007 and 2006

Deloitte & Touche LLP
5140 Yonge Street
Suite 1700

Toronto ON M2N 6L7
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
IntelliPharmaCeutics Ltd.

We have audited the accompanying consolidated balance sheet of IntelliPharmaCeutics Ltd. and subsidiary (the “Company”) as of December 31, 2008, and the related consolidated statements of operations and comprehensive loss, shareholders’ (deficiency) equity and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2007 and 2006 were audited by other auditors whose reports, dated October 17, 2008 and April 27, 2007, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph concerning going concern uncertainties discussed in Note 2 to the consolidated financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended December 31, 2008 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s recurring losses from operations and inability to generate sufficient cash flows to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 17 to the consolidated financial statements, the accompanying 2008 consolidated financial statements have been restated for the correction of an error to adjust for the weighted average number of common shares and the basic and diluted loss per share to include the effect of Special Voting Shares.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

July 21, 2009 except for notes 16 and 17, which are dated September 16, 2009

Membre de / Member of Deloitte Touche Tohmatsu

2

INTELLIPHARMACEUTICS LTD.

Consolidated Balance Sheets

(Stated in U.S. dollars)

December 31, 2008 and 2007

	2008	2007
Assets

Current assets:
Cash	$902,213	$3,202,294
Accounts receivable	40,182	507,716
Investment tax credits	871,784	1,211,733
Prepaid expenses and sundry assets	77,197	42,294
	1,891,376	4,964,037

Property and equipment, net (note 4)	1,134,648	1,914,396
	$3,026,024	$6,878,433

Liabilities and Shareholders’ (Deficiency) Equity

Current liabilities:
Accounts payable	$328,477	$311,206
Accrued liabilities (note 5)	315,864	179,949
Current portion of capital lease obligations (note 7)	32,285	42,645
Deferred revenue	497,149	602,168
Due to related parties (note 6)	925,830	1,478,145
	2,099,605	2,614,113

Capital lease obligations (note 7)	39,305	86,660

Deferred revenue	1,470,189	1,856,104
	3,609,099	4,556,877

Commitments and contingencies (notes 7 and 11)

Shareholders’ (deficiency) equity:
Capital stock (note 8 and 9)
Authorized:
20,000,000 Special Voting Shares, $0.001 par value
40,000,000 common shares, $0.001 par value
Issued and outstanding:
10,850,000 Special Voting Shares (2007-10,850,000)	10,850	10,850
6,023,944 common shares (2007 - 6,023,944)	6,024	6,024
Additional paid-in capital	10,482,120	10,039,320
Accumulated other comprehensive income (loss)	385,647	(32,096)
Deficit	(11,467,716)	(7,702,542)
	(583,075)	2,321,556
	$3,026,024	$6,878,433

See accompanying notes to consolidated financial statements.

3

INTELLIPHARMACEUTICS LTD.

Consolidated Statements of Operations and Comprehensive Loss
(Stated in U.S. dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Revenue:
Research and development	$733,653	$1,435,684	$1,490,310
Other services	544,051	861,632	—
	$1,277,704	$2,297,316	$1,490,310

Expenses:
Cost of revenue	1,885,790	1,641,245	858,072
Research and development	419,187	483,050	340,691
Selling, general and administrative	1,365,461	1,137,780	1,175,805
Depreciation	574,851	399,160	354,646
	4,245,289	3,661,235	2,729,214
Loss before the undernoted	(2,967,585)	(1,363,919)	(1,238,904)

Foreign exchange (loss) gain	(817,407)	85,634	(12,203)

Interest income	95,282	91,985	29,441

Interest expense	(75,464)	(104,492)	(97,905)
Loss for the year	(3,765,174)	(1,290,792)	(1,319,571)
Comprehensive Items:
Foreign exchange translation adjustment	417,743	73,523	31,548
Comprehensive loss	$(3,347,431)	$(1,217,269)	$(1,288,023)

Loss per share, basic and diluted	$(0.22)	$(0.08)	$(0.08)

Weighted average number of common shares and Special Voting Shares outstanding, basic and diluted (note 17)	16,873,944	16,438,486	16,059,193

See accompanying notes to financial statements.

4

INTELLIPHARMACEUTICS LTD.

Consolidated Statements of Shareholders’ (Deficiency) Equity
(Stated in U.S. dollars)

Years ended December 31, 2008, 2007 and 2006

	Special Voting Shares		Common shares		Additional paid-in	Accumulated other comprehensive		Total shareholders’ (deficiency)
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	equity
Balance, January 1, 2006	10,850,000	$10,850	5,193,946	$5,194	$6,772,977	$(137,167)	$(5,092,179)	$1,559,675

Proceeds from private placement, net of issue costs	—	—	50,000	50	162,700	—	—	162,750

Stock-based compensation (note 9)	—	—	—	—	25,479	—	—	25,479
Other comprehensive income	—	—	—	—	—	31,548	—	31,548
Loss for the year	—	—	—	—	—	—	(1,319,571)	(1,319,571)
	—	—	50,000	50	188,179	31,548	(1,319,571)	(1,099,794)
Balance, December 31, 2006	10,850,000	10,850	5,243,946	5,244	6,961,156	(105,619)	(6,411,750)	459,881
Proceeds from private placement, net of issue costs (note 8)	—	—	777,298	777	2,617,546	—	—	2,618,323
Share issued as compensation (note 9)	—	—	2,700	3	9,447	—	—	9,450
Stock-based compensation (note 9)	—	—	—	—	451,171	—	—	451,171
Other comprehensive income	—	—	—	—	—	73,523	—	73,523
Loss for the year	—	—	—	—	—	—	(1,290,792)	(1,290,792)
	—	—	779,998	780	3,078,164	73,523	(1,290,792)	1,861,675
Balance, December 31, 2007	10,850,000	10,850	6,023,944	6,024	10,039,320	(32,096)	(7,702,542)	2,321,556
Other comprehensive income	—	—	—	—	—	417,743	—	417,743
Stock-based compensation (note 9)	—	—	—	—	442,800	—	—	442,800
Loss for the year	—	—	—	—	—	—	(3,765,174)	(3,765,174)
	—	—	—	—	442,800	417,743	(3,765,174)	(2,904,631)
Balance, December 31, 2008	10,850,000	$10,850	6,023,944	$6,024	$10,482,120	$385,647	$(11,467,716)	$(583,075)

See accompanying notes to financial statements.

5

INTELLIPHARMACEUTICS LTD.

Consolidated Statements of Cash Flows

(Stated in U.S. dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash flows from (used in) operating activities:
Loss for the year	$(3,765,174)	$(1,290,792)	$(1,319,571)
Items not affecting cash:
Depreciation	574,851	399,160	354,646
Stock-based compensation	442,800	460,621	25,479
Unrealized foreign exchange loss	662,766	115,610	—
Change in non-cash operating assets & liabilities:
Accounts receivable	454,638	(225,325)	(224,173)
Investment tax credits	130,595	(290,816)	(108,800)
Prepaid expenses and sundry assets	(37,946)	(19,884)	71,907
Accounts payable and accrued liabilities	277,336	(31,342)	(301,597)
Deferred revenue	(475,593)	1,562,889	614,912
Cash flows from (used in) operating activities	(1,735,727)	680,121	(887,197)

Cash flows from (used in) financing activities:
Due to related parties	(316,392)	(300,864)	(254,598)
Repayment of capital lease obligations	(38,405)	(12,803)	—
Issuance of capital stock-net of issue cost	—	2,618,323	162,750
Cash flows from (used in) financing activities	(354,797)	2,304,656	(91,848)

Cash flows used in investing activities:
Purchase of property and equipment	(91,542)	(175,725)	(747,518)

(Decrease) Increase in cash	(2,182,066)	2,809,052	(1,726,563)

Cash, beginning of year	3,202,294	375,054	2,078,009
Effect of foreign exchange gains (losses) on cash held in foreign currency	(118,015)	18,188	23,608
Cash, end of year	$902,213	$3,202,294	$375,054

Supplemental cash flow information:
Interest paid	141,822	104,492	97,905
Taxes paid	—	—	—

See accompanying notes to financial statements.

6

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

1.                        Nature of Operations:

IntelliPharmaCeutics Ltd. (“IPC Ltd.” or the “Company”) is engaged in the research, development and licensing of both new and generic controlled-release pharmaceutical products.

2.                        Basis of Presentation:

(a)          Going concern:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s principal business activities are focused on the research of both new and generic controlled-release pharmaceutical products. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $11,467,716 (2007-$7,702,542). The Company has funded its research and development activities through the issuance of capital stock, loans from related parties and funds received under development agreements.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financials resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. Management believes that the Company will be able to obtain additional financing to fund operations for the foreseeable future. However, there is an uncertainty about the outcome of management’s efforts to raise additional financing and future research and development activities.

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(b)         Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its controlled operating subsidiary, IntelliPharmaCeutics Corp. (“IPC Corp”). The subsidiary is controlled by the Company through an equity interest which is held by one of the shareholders (the “Shareholder”) of the Company. The equity interest is held via Special Voting Shares of the Company which, at any time at

7

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

2.                        Basis of Presentation (continued):

(b)         Basis of consolidation (continued):

the option of the Shareholder, are convertible on a one-to-one ratio with convertible voting shares of IPC Corp. held by the Shareholder. Upon conversion of the convertible voting shares of IPC Corp. the Special voting shares of the Company are converted to common shares of the Company.

All significant inter-company accounts and transactions have been eliminated on consolidation.

(c)          Use of estimates:

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

3.                        Significant Accounting Policies:

(a)          Investment tax credits:

The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development program incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditure are netted against research and development expenditure.

8

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

3.                        Significant accounting policies (continued):

(b)         Property and equipment:

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to income; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Asset	Basis	Rate

Computer equipment	Declining Balance	30%
Computer software	Declining Balance	50%
Furniture and Fixtures	Declining Balance	20%
Laboratory equipment	Declining Balance	20%
Leasehold improvements	Straight line	Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to income resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(c)          Impairment of long-lived assets:

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

(d)         Revenue recognition:

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverable to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

9

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

3.                        Significant accounting policies (continued):

(d)         Revenue recognition (continued):

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Research and Development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company’s continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

For contracts that have been put on hold the Company does not recognize any upfront fees from the period in which the product was on hold. For contracts that are terminated or abandoned; the Company recognizes all of the remaining unrecognized upfront fees in the period in which the contract was terminated, and net of amounts that are reimbursable, if any.

Revenue from the achievement of research and development milestones, if deemed substantive, is recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as revenue as the Company completes its performance obligations.

Pursuant to the guidance in EITF Issue 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent” (“EITF 99-19”). The Company analyzes whether to categorize reimbursed expenses from customers as a) the gross amount billed or b) the net amount retained, the Company will analyze the relevant facts and circumstances related to these expenses and considered the factors, as specified in the EITF Issue noted above.

10

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

3.                        Significant accounting policies (continued):

(d)         Revenue recognition (continued):

Other Services

Scale-up is the process of translating a laboratory batch to a much larger (manufacturing scale) batch. Revenue generated from any scale-up activities is recorded under SAB 104. Costs and profit margin related to these services that are in excess of amount billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

Royalties

The Company will recognize revenue from royalties based on licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licenses can be reasonably estimated and collectibility is reasonable assured. To date, the Company has not yet recognized any royalty revenue.

(e)          Research and development cost:

Research and development costs related to continued research and development programs are expensed as incurred in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2, Accounting for Research and Development Costs. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(f)            Income taxes:

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB No.109 (“FIN 48”), on January 1, 2007. FIN 48 requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than

11

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

3.                        Significant accounting policies (continued):

(f)            Income taxes (continued):

50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The cumulative effects of the application of the provisions of FIN 48 are described in note 10.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative costs.

(g)         Share issue costs:

Incremental costs incurred in respect of issuing capital stock are recorded as a reduction of additional paid-in capital.

(h)         Translation of foreign currencies:

The financial statements of the holding company IntelliPharmaCeutics Ltd are measured using the United States dollar as the functional currency. The Company’s reporting currency is US dollar. The financial results of the Canadian operations are measured using the Canadian dollar as the functional currency. Assets and liabilities of the Canadian operations have been translated at year-end exchange rates and related revenue and expenses have been translated at average exchange rates for the year. Accumulated gains and losses resulting from the translation of the financial statements of the Canadian operations are included as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

In respect of other transactions denominated in currencies other than the respective entities’ functional currencies, the monetary assets and liabilities are translated at the year end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Non-monetary balance sheet and related income statement accounts are remeasured into US dollar using historical exchange rates. All of the exchange gains or losses resulting from these other transactions are recognized in income.

(i)             Stock-based compensation:

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-based Payment (“Statement 123(R)”). This statement replaces FASB Statement No. 123, Accounting for Stock-based Compensation (“Statement 123”) and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) requires all share-based compensation, including grants of employee stock options, be recognized as an expense in the financials statements and that such cost be measured at the fair value of the award. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis.

12

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

3.                        Significant accounting policies (continued):

(i)           Stock-based compensation (continued):

Under this method, the Company has recorded share-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123. For share-based awards granted, modified or settled after December 31, 2005, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The share based compensation expense is recorded in the income statement under research and development expense and under selling, general and administration expense. Note 9 provides supplemental disclosure of the Company’s stock options.

(j)           Allowance for doubtful accounts:

An allowance for doubtful accounts, if any, is estimated on a case-by-case basis after review of the outstanding receivable amounts and the probability of collection within a reasonable period of time.

(k)             Loss per share:

Basic loss per share (“EPS”) is computed by dividing the net loss attributable to common shares’ shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 565,591, 862,420 and 356,825 common shares of the Company during 2008, 2007 and 2006, respectively, were not included in the computation of diluted EPS because the Company has net loss for the years ended December 31, 2008, 2007 and 2006 and the effect would have been anti-dilutive.

(1)             Comprehensive income (loss):

The Company follows SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is net income plus certain items that are recorded directly to shareholders’ equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive income (loss) items.

13

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

3.                        Significant accounting policies (continued):

(m)       Fair value measurement:

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (“Statement 157”) for financial assets and financial liabilities. Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

•                  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•                  Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

•                  Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The adoption of SFAS 157 for financial assets and liabilities did not have a material effect on the Company’s consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

(n)              Fair value option for financial assets and financial liabilities:

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

14

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

3.                        Significant accounting policies (continued):

(n)         Fair value option for financial assets and financial liabilities (continued):

This statement is effective as of the beginning of the Company’s first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. As of January 1, 2008, the Company adopted this statement and management determined the effect that adopting this statement had no impact on its financial position or results of operations.

(o)         Recently issued accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after December 15, 2008. SFAS 141R, as amended, retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development costs at fair value and requires the expensing of acquisition-related costs as incurred. As of December 31, 2008, the Company has not adopted this statement. Management has determined the effect of adopting this statement would have no impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”), which will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity within the consolidated balance sheet. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS 160 provides guidance for the accounting, reporting and disclosure of non-controlling interests, previously referred to as minority interests. A non-controlling interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. As of December 31, 2008, the Company has not adopted this statement. Management has determined the effect of adopting this statement would have no impact on the Company’s financial position or results of operations.

In December 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-1, Accounting for Collaborative Agreements (“EITF 07-1”), which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements.

15

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

3.                        Significant accounting policies (continued):

(o)         Recently issued accounting pronouncements (continued):

EITF 07-1 is effective for the first annual or interim reporting period beginning after December 15, 2008 and should be applied retrospectively to all prior periods presented for a collaborative arrangements existing as of the effective date. As of December 31, 2008, the Company has not adopted this statement and management has not yet determined the effect that adopting this statement would have on the Company’s financial position or results of operations.

EITF Issue No. 07-3, ‘Accounting for Non-refundable advance payments for good or services to be used in future research and development activities” (EITF 07-3”), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payment for good and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF 07-3 did not have any impact on the Company’s consolidated financial statements.

4.                        Property and Equipment

2008	Cost	Accumulated depreciation	Net book Value
Computer Equipment	$118,479	$85,090	$33,389
Computer Software	14,777	10,667	4,110
Furniture and fixtures	73,796	46,365	27,431
Laboratory equipment	1,735,133	885,875	849,258
Leasehold improvements	776,109	638,826	137,283
Lab Equipment under Capital Lease	53,484	12,261	41,223
Computer Under Capital Lease	66,664	24,710	41,954
	$2,838,442	$1,703,794	$1,134,648

2007	Cost	Accumulated Depreciation	Net book Value
Computer Equipment	$126,670	$86,238	$40,432
Computer Software	17,030	9,974	7,056
Furniture and fixtures	90,672	48,542	42,130
Laboratory equipment	1,719,510	428,324	1,291,186
Leasehold improvements	941,831	542,687	399,144
Lab Equipment under Capital Lease	65,715	2,402	63,313
Computer Under Capital Lease	81,910	10,775	71,135
	$3,043,338	$1,128,942	$1,914,396

Depreciation for the year ended December 31, 2008 was $574,851 (2007-$399,160; 2006-$354,646).

16

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

5.                        Accrued Liabilities:

	2008	2007
Employees cost	$154,311	$59,725
Professional fee	148,458	84,034
Other	13,095	36,190
	$315,864	$179,949

6.                        Due to related parties:

Amounts due to the related parties are payable to entities controlled by shareholders and to officers and directors of the Company.

	2008	2007

Promissory note payable to two directors and officers of the Company, unsecured, 6% annual interest rate on the outstanding loan balance. The loan is repayable in any month at the rate of 25% of Gross revenue.

(2008 - Cdn $1,099,495; 2007- Cdn$ 1,437,118)	$902,705	1,449,731
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms.
(2008 - Cdn $28,167, 2007 - Cdn $28,167)	23,125	28,414
	$925,830	$1,478,145

Interest expense on the promissory note payable to related parties for the year ended December 31, 2008 is $65,750 (2007 - $99,090) and has been included in the consolidated statement of operations. The note payable is due on demand.

These transactions are in the normal course of operations and have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

17

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

7.        Lease obligations:

The Company leases facilities under an operating lease which expires on November 2009. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at December 31, 2008:

Years ending December 31,	Capital Leases	Operating lease
2009	$37,686	$83,200
2010	33,046	—
2011	9,100	—
	79,832	$83,200

Less: amounts representing interest at 11%	8,242
	71,590
Less current portion	32,285

	$39,305

8.        Capital Stock:

Authorized, issued and outstanding:

(a)          The Company is authorized to issue up to 40,000,000 common shares with a par value of $0.001. Each common share entitles the holder to one vote. As at December 31, 2008, the Company has 6,023,944 common shares issued and outstanding (2007 – 6,023,944). In addition, the Company is authorized to issue up to 20,000,000 preferred shares (“Special Voting Shares”) with a par value of $0.001. As at December 31, 2008 and 2007, the Company has 10,850,000 Special Voting Shares issued and outstanding. The Special Voting Shares outstanding in the Company give their holders voting rights on a one vote per share basis. The Special Voting Shares have no right to dividends or distributions from the Company and have no equity interest in the Company.

The 10,850,000 Special Voting Shares presently issued in the Company are all owned by a company controlled by two officers and directors of the Company (“Odidi Holdco”). At such time as Odidi Holdco exchanges its identical number of 10,850,000 shares in IPC Corp. for common shares in the Company, its economic interest in the Company is extinguished on a share-for-share basis and its Special Voting Shares in the Company are cancelled on a share-for-share basis.

(b)         During the year ended December 31, 2007, the Company issued 63,013 common shares to various investors at $3.50 per common share for gross proceeds of $220,545. Further, during the year ended December 31, 2007, the Company entered into a private placement agreement and a revenue arrangement with a pharmaceutical company. The Company issued 714,285 common shares to this pharmaceutical company for gross proceeds of $4,999,995.

18

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

8.        Capital Stock (continued):

The Company allocated $2,500,000 to the common shares issued to this pharmaceutical company at $3.50 per common share being the estimated fair value of the common shares, and the residual amount of $2,499,995 was allocated as a non-refundable upfront fee on the revenue agreement.

The gross proceeds from the private placements in the year ended December 31, 2007 aggregated to $2,720,545. The Company has recorded the aggregate par value of $777 as common shares and the balance amount of $2,617,546, net of the costs of issuance of $102,222 has been recorded as additional paid-in-capital.

(c)          During the year ended December 31, 2007, the Company issued 2,700 common shares to employees for services rendered. The fair value of the common shares amounted to $9,450, based on the price at which common shares were issued for cash to arm’s-length investors in a private placement transaction at or around the same time as common shares were granted to the employees. This amount has been expensed as selling, general and administrative costs. The Company has recorded the par value of these shares, amounting to $3.50, as common shares and the balance of $9,447 has been recorded as additional paid-in capital.

(d)         As of December 31, 2008 the Company had 4,139,066 (2007- 4,139,066) restricted common shares. Restricted stock is unregistered shares that has been issued but can’t yet be sold in the market. The share certificate normally bears a written legend stating the restriction. When the shares can legally be sold, the legend is removed from the certificate and the shares are moved from restricted to the free trading on the company ledger.

9.     Options and warrants:

In August 2004, the Board of Directors of the Company approved a grant of 5,000,000 stock options, to two executives who are also the principal shareholders of the Company. The vesting of these options is contingent upon the achievement of certain performance milestones. These options will expire in 2014.

In September 2004, the Company established the 2004 Stock Incentive Plan (the “Plan”) for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common stock which may be set aside for issuance under the Plan was 1,500,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued under the Plan vest over a three-year period and have a term not exceeding 10 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of SFAS No. 123(R) and SAB No. 107.

19

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

9.        Options and warrants (continued):

Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future.

The value of stock options granted in 2007 and 2006 was estimated using the following assumptions. In 2008 there were no stock options issued.

	2007	2006
Volatility	50.0%	50.0%
Risk-free interest rate	5.0%	5.0%
Expected life (in years)	1 – 10	1 – 10
Dividend yield	—	—

The weighted average grant date fair value per options granted	$1.49	$0.42

Details of stock options transactions are as follows:

	2008			2007			2006
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of Options	Weighted average exercise price per share	Weighted average grant date fair value
Outstanding beginning of year	5,133,920	$2.02	$0.88	5,128,325	$2.02	$0.88	5,063,329	$2.00	$0.88
Granted	—	—	—	5,595	3.00	1.49	64,996	3.17	0.42
Expired	68,329	3.22	0.47	—	—	—	—	—	—
Outstanding end of year	5,065,591	2.01	0.88	5,133,920	2.02	0.88	5,128,325	2.02	0.88
Options exercisable, end of year	565,591	$2.10	$0.87	633,920	$2.22	$0.83	118,325	$3.00	$0.60

20

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

9.        Options and warrants (continued):

As of December 31, 2008, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

	Options outstanding				Options exercisable
Exercise Price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant date fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
$2.00	5,010,000	$2.00	5.7	$0.89	510,000	$2.00	$0.89
$3.00	55,591	3.00	1.8	0.72	55,591	3.00	0.72
	5,065,591	$2.01		$0.88	565,591	$2.10	$0.88

Total unrecognized compensation cost relating to unvested stock options at December 31, 2008 is approximately $3,542,400 (2007-$3,985,200). Of the total stock options granted up to December 31, 2008, 5,000,000 stock options will vest upon the achievement of certain performance conditions being achieved. During the year ended December 31, 2007, a performance condition was met as the U.S. Food and Drug Administration accepted an abbreviated new drug application for a certain drug, resulting in the vesting of 500,000 stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended December 31, 2007. The Company determined that it is probable as at December 31, 2008 that the Company will meet the performance criteria related to 500,000 stock options. Accordingly, the Company has recorded a stock based compensation expense of $442,800 related to these options. As at December 31, 2008, 4,500,000 performance-based stock options remains unvested. No other compensation cost has been recognized for the remaining unvested performance-based options as their vesting is not considered probable at this time. On a pro forma basis, if all performance conditions are achieved prior to the expiry of the term of these options in 2014, a stock-based compensation expense of approximately $3,542,400 will have been recognized.

No options were exercised in the year ended December 31, 2008, 2007 and 2006.

As a result of the adoption of SFAS 123R on January 1, 2006, the Company recorded stock-based compensation relating to option grants amounting to $451,171, was recognized in research and development expense for the year ended December 31, 2007 and an amount of $25,479 was recognized in selling general and administration for the year ended December 31, 2006.

The Company had 228,500 warrants previously issued that expired unexercised on September 10, 2008.

21

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

10.                 Income Taxes:

The Company files U.S. federal income tax returns for its U.S. operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the U.S federal income tax rate to loss before income taxes. The reasons for these differences are as follows:

	2008	2007	2006

Statutory income tax rate	35%	35%	35%

Statutory income tax recovery	$(1,317,811)	$(451,777)	$(461,850)
Increase (decrease) in income taxes Non-deductible expenses/ non-taxable income	244,412	191,526	125,014
Change in valuation allowance	653,572	(198,158)	365,665
Recognized tax benefit of loss Carry-forwards		(174,714)	(28,829)
Change in substantively enacted rates, other changes in tax rates applied, changes in foreign exchanges rates and other	419,827	633,123
	$—	$—	$—

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	2008	2007	2006
Deferred tax assets:
Non-Capital loss carry-forwards	$1,533,384	$996,458	$1,704,129
Book and tax basis differences on assets and liabilities	141,252	19,858	36,325
Undeducted regulatory fees	—	65,401	31,797
Other reserve	63,694	—	—
Undeducted research and development expenditures	1,150,657	1,163,636	698,209
	2,888,987	2,245,353	2,470,460
Valuation allowances for deferred tax assets	(2,888,987)	(2,235,415)	(2,433,573)
	—	9,938	36,887
Deferred tax liabilities:
Book and tax basis differences on assets and liabilities	—	(9,938)	(36,887)
Net deferred tax assets	$—	$—	$—

22

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

10.                 Income Taxes (continued):

At December 31, 2008, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring In the year ended December 31,	Federal	Province of Ontario
2014	$1,458,032	$1,458,032
2015	1,857,018	1,857,018
2026	447,700	447,700
2027	—	—
2028	1,357,392	1,357,392
	$5,120,142	$5,120,142

United States Federal income tax losses expiring In the year ended December 31,
2024	$87,961
2025	16,234
2026	34,522
$138,717

At December 31, 2008 the Company had a cumulative carry-forward pool of SR&ED expenditures in the amount of $4,052,608 Federal and $4,052,608 Provincial, which can be carried forward indefinitely.

At December 31, 2008, the Company had approximately $288,334 of Ontario harmonization credits, which expire on December 31, 2013. These credits are subject to a full valuation allowance as they do no meet the more likely than not test.

At December 31, 2008, the Company had approximately $163,822 (2007 - $183,600) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2028. These credits are subject to a full valuation allowance as they do no meet the more likely than not test.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any unrecognized tax benefits as of December 31, 2008 and 2007.

The Company files unconsolidated federal income tax returns domestically and foreign jurisdictions. The Company has open tax years from 2002 to 2008 with taxing jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

23

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

10.                 Income Taxes (continued):

The Company did not incur any interest expense related to uncertain tax positions in 2008, 2007 and 2006, or any penalties in those years. The Company had no accrued interest and penalties as of December 31, 2008 and 2007.

11.                 Contingencies:

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at December 31, 2008, there were no pending litigation or threatened claim is outstanding, other than the one described in the following paragraph.

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, Inc. (“Par”), was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

12.                 Financial Instruments:

(a)          Fair values:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash, accounts receivable, investment tax credits and accounts payable and accrued liabilities approximates their fair values because of the short-term nature of these instruments.

The fair values of amounts due to related parties are not determinable due to the nature of the amounts.

(b)         Interest rate and credit risk:

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

24

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

12.                 Financial Instruments (continued):

(c)          Foreign exchange risk:

The Company is exposed to foreign currency fluctuations as the Company holds Canadian dollars, and these statements are presented in United States dollars.

(d)         Liquidity risk

Liquidity risk is the risk that the department will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

13.                 Segmented information:

The Company’s operations comprise a single reporting segment engaged in the research, development, licensing and marketing of both new and generic controlled-release pharmaceutical products. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company’s long-lived assets are in North America.

	2008	2007	2006
Revenue
Canada	$21,574	$158,638	$519,481
United States	1,256,130	2,138,678	970,829
	$1,277,704	$2,297,316	$1,490,310

Total Assets:
Canada	$3,026,024	$6,878,433
Total property and equipment:
Canada	$1,134,648	$1,914,396

14.                 Major customers and concentration of credit risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended December 31, 2008, one customer accounted for 98% of net revenue of the Company. For the year ended December 31, 2007, two customers accounted for 81% and 10% of net revenue of the Company and 29% and 68% of accounts receivable at December 31, 2007. For the year ended December 31, 2006, two customers accounted for 46% and 38% of net revenue of the Company and 100% and nil of accounts receivable at December 31, 2006 All of the Company’s major customers are located in the U.S.

25

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

15.                 Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year. In 2007 the Company had presented on its statements of operations and comprehensive loss, “Other expense” as a separate item in the amount of $219,798 (2006- $349,465), and “Selling, general and administrative cost” in the amount of $917,982 (2006- $826,340).

As of December 31, 2008 the Company reclassified “Other expense” into “Selling, general and administrative cost” resulting in the “Selling, general and administrative cost” amounts to be $1,137,780 for December 31, 2007 (2006 - $1,175,805).

In 2008, revenue was classified into two separate categories when presenting the company’s statement of operations and comprehensive loss, whereas in 2007 and 2006 revenue was presented as a one line item.

16.                 Future developments:

On August 14, 2009, the Company and Vasogen Inc. (“Vasogen”) entered into a definitive agreement, subject to shareholder and regulatory approvals, whereby the Company will amalgamate with Vasogen under a plan of arrangement and merger to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Ltd.

Separately, Vasogen has also entered into an arrangement agreement with Cervus LP, an Alberta based limited partnership, that will reorganize Vasogen prior to completion of the transaction with the Company and which will provide net proceeds to Vasogen of approximately Cdn$7.5 million in non-dilutive capital.

In the result, Vasogen is expected to provide approximately $10 million net of transaction costs, to the new combined entity.

The Company’s shareholders are expected to own approximately 86% of the outstanding common shares of the combined entity and Vasogen’s shareholders are expected to own approximately 14% of the outstanding common shares of such entity.

Completion of the transaction is subject to a number of conditions including approval of Vasogen and the Company’s shareholders and Cervus LP unit holders, Vasogen maintaining certain minimum cash levels, receipt of court and other regulatory approvals, and other customary closing conditions.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 17, 2009, the date the financial statements were issued.

26

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements

(Stated in U.S dollars)

Years ended December 31, 2008, 2007 and 2006

17. Restatement of loss per share

The previously issued consolidated financial statements of the Company have been restated for the correction of an error to adjust for the weighted average number of common shares and the basic and diluted loss per share to include the effect of 10,850,000 Special Voting Shares. As described in note 10(a), the 10,850,000 Special Voting Shares presently issued in the Company are all owned by a company controlled by two officers and directors of the Odidi Holdco. At such time as Odidi Holdco exchanges its identical number of 10,850,000 shares in IPC Corp. for common shares in the Company, its economic interest in the Company is extinguished on a share-for-share basis and its Special Voting Shares in the Company are cancelled on a share-for-share basis.

The following table sets forth the effects of the restatement on the previously reported weighted average number of common shares and the basic and diluted loss per share in the consolidated statements of operations and comprehensive loss:

Previously disclosed:

Weighted average number of common shares, basic and diluted	6,023,944

Loss per share, basic and diluted	$(0.63)

As restated:

Weighted average number of common shares and Special Voting Shares outstanding, basic and diluted	16,873,944

Loss per share, basic and diluted	$(0.22)

27

Consolidated Financial Statements
(Stated in U.S. dollars)

INTELLIPHARMACEUTICS LTD.

Years ended December 31, 2007, 2006 and 2005

KPMG	Telephone (416) 2287000
Chartered Accountants	Fax (416) 228-7123
Yonge Corporate Centre	Internet wwvv,kpmg.ca
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS’ REPORT

To the Board of Dirrectors of IntelliPharmaCeutics Ltd.

We have audited the accompanying consolidated balance sheet of IntelliPharmaCeutics Ltd. as at December 31, 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of IntelliPharmaCeutics Ltd. as of December 31, 2006 and for the years ended December 31, 2006 and December 31, 2005 were audited by other auditors whose report thereon dated April 27, 2007, expressed an unqualified opinion on those consolidated statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of IntelliPharmaCeutics Ltd. as at December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company’s dependence on financing, lack of sufficient working capital and recurring losses raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that result from the outcome of this uncertainty.

As discussed in note 10 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board (“FASIEr) interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, effective January 1, 2007.

“KPMG LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

October 17, 2008

KPMG LLP is a Caoaclan limited liability partnership and a member firm of the KPMG network of independent member films affiliated with KPMG International, a Swiss cooperative.

INTELLIPHARMACEUTICS LTD.

Consolidated Balance Sheets
(Stated in U.S. dollars)

December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash	$3,202,294	$375,054
Accounts receivable, net of allowance for doubtful accounts of nil (2006 - $18,019)	507,716	224,174
Investment tax credits	1,211,733	762,652
Prepaid expenses and sundry assets	42,294	17,666
	4,964,037	1,379,546
Property and equipment, net of accumulated depreciation of $1,128,942 (2006 - $730,972) (note 5)	1,914,396	1,647,112
	$6,878,433	$3,026,658

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	311,206	$293,376
Accrued liabilities	179,949	155,190
Current portion of capital lease obligations (note 7)	42,645	—
Current portion of deferred revenue	602,168	614,912
Due to related parties (note 6)	1,478,145	1,503,299
	2,614,113	2,566,777

Capital lease obligations (note 7)	86,660	—

Deferred revenue	1,856,104	—

Shareholders' equity:
Capital stock (note 8)
Authorized:
20,000,000 Special Voting Shares, $0.001 par value
40,000,000 common shares, $0.001 par value
Issued and outstanding:
10,850,000 Special Voting Shares	10,850	10,850
6,023,944 common shares (2006 - 5,243,946)	6,024	5,244
Additional paid-in capital	10,039,320	6,961,156
Accumulated other comprehensive loss (note 4)	(32,096)	(105,619)
Deficit	(7,702,542)	(6,411,750)
	2,321,556	459,881
Commitments and contingencies (notes 7, 9 and 11) Subsequent event (note 16)
	$6,878,433	$3,026,658

See accompanying notes to consolidated financial statements.

1

INTELLIPHARMACEUTICS LTD.

Consolidated Statements of Operations
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Revenue
	$2,297,316	$1,490,310	$—
Expenses:
Operating cost	1,641,245	858,072	—
Research and development	483,050	340,691	1,084,548
Selling, general and administrative costs	917,982	826,340	721,659
Other	219,798	349,465	428,628
Depreciation	399,160	354,646	170,559
	3,661,235	2,729,214	2,405,394
Loss before the undernoted	(1,363,919)	(1,238,904)	(2,405,394)

Foreign exchange gain (loss)	85,634	(12,203)	(21,979)

Interest income	91,985	29,441	70,317

Interest expense	(104,492)	(97,905)	(95,809)

Loss for the year	$(1,290,792)	$(1,319,571)	$(2,452,865)
Loss per common share, basic and diluted	(0.08)	$(0.08)	$(0.16)

Weighted average number of common shares and Special Voting Shares outstanding, basic and diluted	16,438,486	16,059,193	15,711,226

See accompanying notes to consolidated financial statements.

2

INTELLIPHARMACEUTICS LTD.

Consolidated Statements of Shareholders’ Equity
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

	Special Voting Shares		Common shares		Additional paid-in	Share subscription	Accumulated other comprehensive		Total shareholders’
	Number	Amount	Number	Amount	capital	received	income (loss)	Deficit	equity
Balance, December 31, 2004	10,850,000	$10,850	4,729,946	$4,730	$5,845,441	$(13,000)	$(139,328)	$(2,639,314)	$3,069,379
Receipt of cash for shares previously subscribed for	—	—	—	—	—	13,000	—	—	13,000
Proceeds from private placement, net of issue costs (note 8)	—		464,000	464	927,536		—	—	928,000
Comprehensive income (loss):
Other comprehensive income (note 4)	—		—	—	—	—	2,161	—	2,161
Loss for the year	—	—	—	—	—	—	—	(2,452,865)	(2,452,865)
	—	—	—	—	—	—	2,161	(2,452,865)	(2,450,704)
Balance, December 31, 2005	10,850,000	10,850	5,193,946	5,194	6,772,977		(137,167)	(5,092,179)	1,559,675
Proceeds from private placement, net of issue costs (note 8)			50,000	50	162,700				162,750
Stock-based compensation (note 9)	—	—	—	—	25,479				25,479
Comprehensive income (loss):
Other comprehensive income (note 4)	—	—	—	—	—	—	31,548	—	31,548
Loss for the year	—	—	—		—	—	—	(1,319,571)	(1,319,571)
	—	—	—	—	—	—	31,548	(1,319,571)	(1,288,023)
Balance, December 31, 2006	10,850,000	10,850	5,243,946	5,244	6,961,156		(105,619)	(6,411,750)	459,881
Proceeds from private placement, net of issue costs (note 8)	—	—	777,298	777	2,617,546	—	—	—	2,618,323
Shares issued as compensation (note 8)	—	—	2,700	3	9,447	—	—	—	9,450
Stock-based compensation (note 9)	—		—	—	451,171	—	—	—	451,171
Comprehensive income (loss):
Other comprehensive income (note 4)		—	—	—	—	—	73,523		73,523
Loss for the year			—	—		—	—	(1,290,792)	(1,290,792)
			—	—	—	—	73,523	(1,290,792)	(1,217,269)
Balance, December 31, 2007	10,850,000	$10,850	6,023,944	$6,024	$10,039,320	$—	$(32,096)	$(7,702,542)	$2,321,556

See accompanying notes to consolidated financial statements.

3

INTELLIPHARMACEUTICS LTD.

Consolidated Statements of Cash Flows
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities:
Loss for the year	$(1,290,792)	$(1,319,571)	$(2,452,865)
Items not affecting cash:
Depreciation	399,160	354,646	170,559
Stock-based compensation	460,621	25,479
Change in non-cash operating working capital:
Accounts receivable	(225,325)	(224,173)
Investment tax credits	(290,816)	(108,800)	(362,083)
Prepaid expenses and sundry assets	(19,884)	71,907	(39,922)
Accounts payable and accrued liabilities	(31,342)	(301,597)	527,385
Deferred revenue	1,562,889	614,912
Cash flows from (used in) operating activities	564,511	(887,197)	(2,156,926)

Cash flows from financing activities:
Due to related parties	(300,864)	(254,598)	53,622
Principal repayment of lease obligations	(12,803)
Issuance of capital stock, net of issue costs	2,618,323	162,750	928,000
Cash flows from (used in) financing activities	2,304,656	(91,848)	981,622

Cash flows used in investing activities:
Purchase of property and equipment	(175,725)	(747,518)	(1,020,945)
Increase (decrease) in cash	2,693,442	(1,726,563)	(2,196,249)
Cash, beginning of year	375,054	2,078,009	4,250,889
Effect of foreign exchange gains on cash held	133,798	23,608	23,369
Cash, end of year	$3,202,294	$375,054	$2,078,009

Supplemental cash flow information:
Interest received	$91,985	$29,411	$70,317
Interest paid	104,492	97,905	—

See accompanying notes to consolidated financial statements.

4

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

1.                            Business overview and basis of presentation:

IntelliPharmaCeutics Ltd. (“IPC Ltd.” or the “Company”) is engaged in the research, development and licensing of both new and generic controlled-release pharmaceutical products. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

2.                            Going concern:

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. Accordingly, they do no include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s principal business activities are focused on the research of both new and generic controlled-release pharmaceutical products. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $7,702,542 (2006 - $6,411,750). The Company has funded its research and development activities through the issuance of capital stock, loans from related parties and funds received under development agreements.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. Management believes that the Company will be able to obtain additional financing to fund operations for the foreseeable future. However, it is not possible to predict the outcome of future research and development activities or the financing thereof.

5

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

2.                            Going concern (continued):

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. if the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

3.                             Significant accounting policies:

(a)          Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its controlled operating subsidiary, InteiliPharmaCeutics Corp. (“IPC Corp.”). The subsidiary is controlled by the Company through an equity interest which is held by one of the shareholders (the “Shareholder”) of the Company. The equity interest is held via special voting shares of the Company which, at any time at the option of the Shareholder, are convertible on a one-to-one ratio with convertible voting shares of IPC Corp. held by the Shareholder. Upon conversion of the convertible voting shares of IPC Corp. the special voting shares of the Company are converted to common shares of the Company.

All significant intercompany accounts and transactions have been eliminated on consolidation.

(b)         Investment tax credits:

The investment tax credits (“ITCs”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to current expenditures are credited to the related expense. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment.

6

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

3.                            Significant accounting policies (continued):

(c)          Property and equipment:

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease assets. Repairs and maintenance expenditures are charged to income; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Asset	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

Assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter.

(d)         Impairment of long-lived assets:

Long-lived assets are reviewed for impairment when circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. if impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

(e)          Revenue recognition:

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development goals, research and development support payments, scale-up services and royalty payments on sales of resulting products.

7

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

3.                             Significant accounting policies (continued):

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company’s continued involvement in the research and development process.

Revenue from the achievement of research and development milestones, if deemed substantive, is recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as revenue as the Company completes its performance obligations.

The Company will recognize revenue from royalties based on licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licenses can be reasonably estimated and collectibility is reasonable assured. To date, the Company has not yet recognized any royalty revenue.

Unearned revenue represents the funds received from clients, for which the revenues have not yet been recognized as earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

(f)            Research and development costs:

Research and development costs are expensed as incurred in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2, Accounting for Research and Development Costs. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

8

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

3.                            Significant accounting policies (continued):

(g)         Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. FIN 48 requires that uncertain tax positions are evaluated in a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative costs.

(h)         Share issue costs:

Incremental costs incurred in respect of issuing capital stock are recorded as a reduction of additional paid-in capital.

9

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

3.                            Significant accounting policies (continued):

(i)            Translation of foreign currencies:

The financial statements of the Canadian operations are measured using the Canadian dollar as the functional currency. Assets and liabilities of the Canadian operations have been translated at year-end exchange rates and related revenue and expenses have been translated at average exchange rates for the year. Accumulated gains and losses resulting from the translation of the financial statements of the Canadian operations are included as part of accumulated other comprehensive income, a separate component of shareholders’ equity.

In respect of other transactions denominated in currencies other than the respective entities’ functional currency, the monetary assets and liabilities are translated at the yearend rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in income.

(j)             Stock-based compensation:

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-based Payment (“Statement 123(R)”). This statement replaces FASB Statement No. 123, Accounting for Stock-based Compensation (“Statement 123”) and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) requires that all stock-based compensation be recognized as an expense in the financials statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company has recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro forma disclosures under Statement 123. For stock-based awards granted after December 31, 2005, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

10

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

3.                            Significant accounting policies (continued):

Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Note 9 provides supplemental disclosure of the Company’s stock options.

(k) Allowance for doubtful accounts:

An allowance for doubtful accounts, if any, is estimated on a case-by-case basis after review of the outstanding receivable amounts and the probability of collection within a reasonable period of time.

(l)  Loss per share:

Basic earnings (loss) per share (“EPS”) is computed by dividing the net income (loss) attributable to common shares’ and Special Voting Shares’ shareholders by the weighted average number of common shares and Special Voting Shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. For the year ended December 31, 2007 5,362,420 (2006 - 5,341,825; 2005 - 5,331,829) potentially dilutive shares were excluded from the shares used to calculate diluted EPS as their inclusion would be anti-dilutive.

(m) Comprehensive income:

The Company follows SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is net income plus certain items that are recorded directly to shareholders’ equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive income (loss) items.

11

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

3.                            Significant accounting policies (continued):

(n)        Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluating income tax filing positions; the determination of valuation allowances; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

(o)        Recently issued accounting pronouncements:

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (“Statement 157’). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

12

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

3.                             Significant accounting policies (continued):

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of the Company’s first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. As of December 31, 2007, the Company has not adopted this statement and management has not yet determined the effect that adopting this statement would have on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SEAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations completed by the Company prior to January 1, 2009 will be recorded and disclosed following existing GAAP. The Company has not determined the effect that adopting this statement would have on the Company’s financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”), which will change the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity within the consolidated balance sheet. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. Management has not determined the effect that adopting this statement would have on the Company’s financial position or results of operations.

13

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

3.             Significant accounting policies (continued):

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements (“EITF 07-1”), which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements. EITF 07-1 is effective for the first annual or interim reporting period beginning after December 15, 2008 and should be applied retrospectively to all prior periods presented for a collaborative arrangements existing as of the effective date. The Company will adopt the provisions of EITF 07-1 effective January 1, 2009. The Company is currently evaluating the impact, if any, that the adoption of EITF 07-1 will have on its consolidated results of operations and financial position.

4.             Comprehensive income (loss):

The components of other comprehensive income (loss), such as changes in foreign currency translation adjustments, are required to be added to the Company’s reported loss for the year, net of income taxes to arrive at comprehensive income (loss). Other comprehensive income (loss) items have no impact on the reported loss for the year as presented on the consolidated statements of operations.

Foreign
currency
translation
Balance, December 31, 2004	$(139,328)
Other comprehensive income:
Translation adjustment, net of income taxes of nil	2,161

Balance, December 31, 2005	(137,167)
Other comprehensive income:
Translation adjustment, net of income taxes of nil	31,548

Balance, December 31, 2006	(105,619)
Other comprehensive income:
Translation adjustment, net of income taxes of nil	73,523

Balance, December 31, 2007	$(32,096)

14

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

5.             Property and equipment:

		Accumulated	Net book
2007	Cost	depreciation	value

Computer equipment	$208,580	$97,012	$111,568
Computer software	17,030	9,974	7,056
Furniture and fixtures	90,672	48,542	42,130
Laboratory equipment	1,785,225	430,727	1,354,498
Leasehold improvements	941,831	542,687	399,144

	$3,043,338	$1,128,942	$1,914,396

		Accumulated	Net book
2006	Cost	depreciation	value

Computer equipment	$103,017	$60,130	$42,887
Computer software	9,925	4,588	5,337
Furniture arid fixtures	74,867	32,825	42,042
Laboratory equipment	1,393,951	347,699	1,046,252
Leasehold improvements	796,324	285,730	510,594

	$2,378,084	$730,972	$1,647,112

Depreciation for the year ended December 31, 2007 was $399,160 (2006 - $354,646; 2005 - $170,559).

Equipment acquired under capital leases totalled $138,427 and nil as at December 31, 2007 and 2006, respectively, and depreication of such assets totalled $10,352 and nil as at December 31, 2007 and 2006, respectively.

15

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

6.             Due to related parties:

Amounts due to the related parties are payable to entities controlled by shareholders and to officers and directors of the Company.

	2007	2006

Promissory note payable to two directors and officers of the Company, unsecured, 6% annual interest rate on the outstanding loan balance. The loan is secured and repayable in any month at the rate of 25% of gross revenue (2007 - Cdn. $1,437,118; 2006 - Cdn. $1,723,193)	$1,449,731	$1,479,130
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms (2007 and 2006 Cdn. $28,167)	28,414	24,169

	$1,478,145	$1,503,299

Interest expense on the promissory note payable to related parties for the year ended December 31, 2007 is $99,090 (2006 - $94,243) and has been included in the consolidated statement of operations. The note payable is due on demand.

Under the terms of the promissory note payable to two directors and officers of the Company, a payment of $120,430 is outstanding and is accruing interest.

16

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

7.             Lease obligations:

The Company leases facilities under an operating lease which expires on November 2009. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at December 31, 2007:

Years ending December 31,	Capital leases	Operating lease

2008	$55,537	$106,874
2009	51,387	102,227
2010	43,072
2011	12,678
2012	2,676
	165,350	$209,101

Less amounts representing interest at 11%	36,045
	129,305
Less current portion	42,645

	$86,660

8.             Capital stock: Authorized, issued and outstanding:

(a) The Company is authorized to issue up to 40,000,000 common shares with a par value of $0.001. Each common share entitles the holder to one vote. As at December 31, 2007, the Company has 6,023,944 common shares issued and outstanding (2006 - 5,243,946). In addition, the Company is authorized to issue up to 20,000,000 preferred shares (“Special Voting Shares”) with a par value of $0.001. As at December 31, 2007 and 2006, the Company has 10,850,000 Special Voting Shares issued and outstanding.

17

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

8.             Capital stock (continued):

The Special Voting Shares outstanding in the Company give their holders voting rights on a one vote per share basis. The Special Voting Shares have no right to dividends or distributions from the Company and have no equity interest in the Company. The 10,850,000 Special Voting Shares presently issued in the Company are all owned by a company controlled by two officers and directors of the Company (“Odidi Holdco”). At such time as Odidi Holdco exchanges its identical number of 10,850,000 shares in 1PC Corp. for common shares in the Company, its economic interest in the Company is extinguished on a share-for-share basis and its Special Voting Shares in the Company are cancelled on a share-for-share basis.

(b)   During the year ended December 31, 2007, the Company issued 63,013 common shares to various investors at $3.50 per common share for gross proceeds of $220,545. Further, during the year ended December 31, 2007, the Company entered into a private placement agreement and a revenue arrangement with a pharmaceutical company. The Company issued 714,285 common shares to this pharmaceutical company for gross proceeds of $4,999,995. The Company allocated $2,500,000 to the common shares issued to this pharmaceutical company at $3.50 per common share being the estimated fair value of the common shares, and the residual amount of $2,499,995 was allocated as a non-refundable upfront fee on the revenue agreement. The non-refundable upfront fee allocated to the revenue arrangement is being recognized in accordance with the Company’s revenue recognition policies for such payments as described in note 3(e).

The gross proceeds from the private placements in the year ended December 31, 2007 aggregated to $2,720,545. The Company has recorded the aggregate par value of $777 as common shares and the balance amount of $2,617,546, net of the costs of issuance of $102,222 has been recorded as additional paid-in-capital.

(c)   During the year ended December 31, 2007, the Company issued 2,700 common shares to its employees for services rendered. The fair value of the common shares amounted to $9,450, based on the price at which common shares were issued for cash to arm’s-length investors in a private placement transaction at or around the same time as common shares were granted to the employees. This amount has been expensed as selling, general and administrative costs. The Company has recorded the par value of these shares, amounting to $3, as common shares and the balance of $9,447 has been recorded as additional paid-in capital.

18

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

8.             Capital stock (continued):

(d) During the year ended December 31, 2006, the Company issued 50,000 common shares at $3.50 per share in a private placement transaction. The gross proceeds from the offering aggregated $175,000. The Company recorded the par value of the common shares issued at $50 and the balance amount of $162,700, net of the costs of issuance of $12,250, has been recorded as additional paid-in capital.

(e)  During the year ended December 31, 2005, the Company issued 464,000 common shares at $2.00 per share in a private placement transaction. The gross proceeds from the offering aggregated to $928,000. The Company recorded the par value of the common shares issued at $464 and the balance amount of $927,536 has been recorded as additional paid-in capital.

9.             Options and warrants:

In August 2004, the Board of Directors of the Company approved a grant of 5,000,000 stock options, to two executives who are also the principal shareholders of the Company. The vesting of these options is contingent upon the achievement of certain performance milestones. These options will expire in 2014.

In September 2004, the Company established the 2004 Stock Incentive Plan ( the “Plan”) for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common stock which may be set aside for issuance under the Plan was 1,500,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued under the Plan vest over a three-year period and have a term not exceeding 10 years.

19

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

9.             Options and warrants (continued):

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of SFAS No. 123(R) and SAB No. 107. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future.

The fair value of stock options granted was estimated using the following assumptions:

	2007	2006	2005

Volatility	50.0%	50.0%	55.5%
Risk-free interest rate	5.0%	5.0%	4.0%
Expected life (in years)	1 - 10	1 - 10	1 - 10
Dividend yield

The weighted average grant date fair value per options granted	$1.49	$0.42	$0.30

20

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

9.             Options and warrants (continued):

Details of stock option transactions are as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price per	Number	price per	Number	price per
	of shares	share	of shares	share	of shares	share

Outstanding, beginning of year	5,128,325	$2.02	5,063,329	$2.01	5,000,000	$2.00
Granted	5,595	3.00	64,996	3.17	63,329	2.81

Outstanding, end of year	5,133,920	2.02	6,128,325	2.02	5,063,329	2.01

Options exercisable, end of year	633,920	$3.00	118,325	$3.00	63,329	$2.81

The stock options expire at various dates through 2015.

As of December 31, 2007, the exercise prices, weighted average remaining contractual life of outstanding options and intrinsic values were as follows:

		Options outstanding			Options exercisable
		Weighted	Weighted			Weighted
		average	average			average
		exercise	remaining	Aggregate		exercise	Aggregate
Exercise	Number	price	contractual	Intrinsic	Number	price	intrinsic
price	outstanding	per share	life (years)	value	exercisable	per share	value

$2.00	5,010,000	$2.00	7.7	$7,515,000	510,000	$2.00	$765,000
$3.00	98,920	3.00	1.4	49,460	98,920	3.00	49,460
$3.50	20,000	3.50	0.2	—	20,000	3.50	—
$4.00	5,000	4.00	1.0	—	5,000	4.00	—

	5,133,920	2.02		$7,564,460	633,920	3.00	$814,460

21

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

9.             Options and warrants (continued):

Total unrecognized compensation cost relating to unvested stock options at December 31, 2007, prior to the consideration of expected forfeitures, is approximately $3,985,200. Of the total stock options granted up to December 31, 2007, 5,000,000 stock options vest upon the achievement of certain performance conditions. During the year ended December 31, 2007, a performance condition was met as the U.S. Food and Drug Administration accepted an abbreviated new drug application for a certain drug, resulting in the vesting of 500,000 stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in the year ended December 31, 2007. The balance of 4,500,000 performance-based stock options remains unvested and no compensation costs has been recognized for these unvested performance-based options as their vesting is not considered probable at this time. On a pro forma basis, if all performance conditions are achieved prior to the expiry of the term of these options in 2014, a stock-based compensation expense of approximately $3,985,200 will have been recognized.

No options were exercised in the year ended December 31, 2007, 2006 and 2005.

As a result of the adoption of SFAS 123R on January 1, 2006, the Company recorded stock-based compensation relating to option grants amounting to $451,171 for the year ended December 31, 2007 (2006 - $25,479).

Had the Company adopted the fair value-based method for accounting for stock-based compensation in all prior periods presented, the pro forma impact on loss for the year ended December 31, 2005 and loss per common shares would be as follows:

Loss for the year, as reported	$(2,452,865)
Deduct total stock-based employee compensation expense determined under fair value-based method for all rewards, net of income taxes	8,194

Loss for the year, pro forma	$(2,461,059)

Loss per common shares, as	$(0.16)

Loss per common share, pro forma	(0.16)

22

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

9.             Options and warrants (continued):

The Company has 228,500 warrants issued and outstanding as at December 31, 2007 (2006 -228,500), which can be exercised at prices ranging from $3 to $4. The warrants expired unexercised on September 10, 2008.

10.           Income taxes:

The Company files U.S. federal income tax returns for its U.S. operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the U.S. federal income tax rate to loss before income taxes. The reasons for these differences are as follows:

	2007	2006	2005

Statutory income tax rate	35%	35%	35%

Statutory income tax recovery	$(451,777)	$(461,850)	$(800,234)
Increase (decrease) in income taxes resulting from:
Non-deductible expenses/ non-taxable income	191,526	125,014	56,103
Change in valuation allowance	(198,158)	365,665	746,923
Recognized tax benefit of loss carryforwards	(174,714)	(28,829)	(2,792)
Change in substantively enacted rates, other changes in tax rates applied, changes in foreign exchange rates and other	633,123

	$—	$—	$

23

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

10. Income taxes (continued):

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carryforward balances. Significant temporary differences and carryforwards are as follows:

	2007	2006	2005

Deferred tax assets:
Non-capital loss carryforwards	$996,458	$1,704,129	$2,080,050
Book and tax basis differences on assets and liabilities	19,858	36,325	—
Undeducted regulatory fees	65,401	31,797	—
Undeducted research and development expenditures	1,163,636	698,209	—
	2,245,353	2,470,460	2,080,050
Valuation allowance for deferred tax assets	(2,235,415)	(2,433,573)	(2,080,050)
	9,938	36,887	—
Deferred tax liabilities:			—
Book and tax basis differences on assets and liabilities	(9,938)	(36,887)	—

Net deferred tax assets	$—	$—	$—

24

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

10. Income taxes (continued):

At December 31, 2007, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

United States Federal income tax losses expiring in the year ended December 31:

2024	$135,971
2025	16,234
2026	34,522
$186,727

Canadian Federal income tax losses expiring in the year ended December 31:

2010	$286,196
2013	602,891
2014	1,244,939
2015	2,281,792
2026	550,107
$4,965,925

Province of Ontario income tax losses expiring in the year ended December 31:

2010	$286,196
2013	602,891
2014	1,689,394
2015	2,281,791
2026	550,107
$5,410,379

25

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

10.           Income taxes (continued):

The Company adopted the provision of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $39,200 decrease in the deferred tax assets for tax loss benefits, and a corresponding decrease in the valuation allowance against the deferred tax assets. No adjustments were made to opening deficit.

The Canadian subsidiary has incurred losses since inception. Therefore, all prior taxation years are subject to examination by the Canadian tax authorities.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not that the Company will realize the benefit of these deferred tax assets.

The Company files federal and state income tax returns.

The Company did not incur any interest expense related to uncertain tax positions in 2007, 2006 and 2005, or any penalties in those years. The Company had no accrued interest and penalties as of December 31, 2007 and 2006.

11.           Contingencies:

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, Inc. (“Par”), was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at December 31, 2007, no pending litigation or threatened claim is outstanding, other than the one described in the preceding paragraph.

26

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

12. Financial instruments:

(a) Fair values:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The following table summarizes fair value and carrying value of the Company’s financial instruments:

	2007		2006
	Fair	Carrying	Fair	Carrying
	value	value	value	value

Assets:
Cash	$3,202,294	$3,202,294	$375,054	$375,054
Accounts receivable	507,716	507,716	224,174	224,174
ITCs	1,211,733	1,211,733	762,652	762,652

		$4,921,743		$1,361,880

Liabilities:
Current:
Accounts payable	$311,206	$311,206	$293,376	$293,376
Accrued liabilities	179,949	179,949	155,190	155,190
Capital lease obligations	42,645	42,645
Due to related parties	not determinable	1,478,145	not determinable	1,503,299
		2,011,945		1,951,865

Long-term:
Capital lease obligations	86,660	86,660

		$2,098,605		$1,951,865

The carrying values of cash, accounts receivable, ITCs and accounts payable and accrued liabilities approximates their fair values because of the short-term nature of these instruments.

27

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

12.          Financial instruments (continued):

The fair values of amounts due to related parties are not determinable due to the nature of the amounts.

The fair value of capital lease obligations is determined based on future cash flows associated with each lease discounted using prevailing interest rates.

(b) Interest rate and credit risk:

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

13.          Segmented information:

The Company’s operations comprise a single reporting segment engaged in the research, development, licensing and marketing of both new and generic controlled-release pharmaceutical products. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for sales, loss before income tax, depreciation and total assets also represent segmented amounts. In addition, all of the Company’s long-lived assets are in North America.

28

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

13. Segmented information (continued):

Geographic information for revenue from point of origin and total assets is as follows:

	2007	2006

Revenue:
Canada	$158,638	$519,481
United States	2,138,678	970,829

	$2,297,316	$1,490,310
Total assets:
Canada	$6,878,433	$3,026,658

Total property and equipment:
Canada	$1,914,396	$1,647,112

14.          Major customers and concentration of credit risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. For the year ended December 31, 2007, two customers accounted for 81% and 10% of net revenue of the Company and 29% and 68% of accounts receivable at December 31, 2007. For the year ended December 31, 2006, two customers accounted for 46% and 38% of net revenue of the Company and 100% and nil of accounts receivable at December 31, 2006. All of the Company’s major customers are located in the U.S.

15.           Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

29

INTELLIPHARMACEUTICS LTD.

Notes to Consolidated Financial Statements (continued)
(Stated in U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

16. Subsequent event:

The Company signed a letter of intent dated October 17, 2008 for a potential transaction that remains subject to negotiation. The transaction involves a potential reverse takeover by the Company of a corporation whose shares are listed on a recognized stock exchange and whose assets include a certain amount of cash, in exchange for an approximately 10% equity interest in the Company. No assurance can be provided that the transaction will close or that it will close on terms resembling those in the letter of intent.

30

INTELLIPHARMACEUTICS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2006 and 2005

INTELLIPHARMACEUTICS LTD.

DECEMBER 31, 2006 AND 2005

CONTENTS

Page

Consolidated Financial Statements:

Independent Registered Chartered Accountants’ Report	1

Consolidated Balance Sheets	2

Consolidated Statements of Shareholders’ Equity	3

Consolidated Statements of Operations and Deficit	4

Consolidated Statements of Cash Flows	5

Notes to the Consolidated Financial Statements	6 – 15

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

To the Shareholders of

IntelliPharmaCeutics Ltd.

We have audited the accompanying consolidated balance sheets of IntelliPharmaCeutics Ltd. as at December 31, 2006 and 2005 and the related consolidated statements of shareholders’ equity, operations and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of IntelliPharmaCeutics Ltd. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that IntelliPharmaCeutics Ltd. will continue as a going concern.  As more fully described in Note 1, the company has incurred losses over the past years, which have significantly reduced cash reserves and depleted shareholders’ equity.  These conditions raise substantial doubt about the company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Toronto, Ontario	“Mintz & Partners LLP”

April 27, 2007	CHARTERED ACCOUNTANTS

Licensed Public Accountants

1

INTELLIPHARMACEUTICS LTD.
CONSOLIDATED BALANCE SHEETS

As at December 31	2006	2005

ASSETS

CURRENT

Cash and cash equivalents	$375,054	$2,078,009
Accounts receivable net of allowance of $18,019 (2005 - nil)	224,174	—
Investment tax credits	762,652	653,852
Prepaid expenses and sundry assets	17,666	89,573
	1,379,546	2,821,434

Property and equipment, net of accumulated amortization of $729,782 (2005 - $375,136) (Note 3)	1,647,112	1,246,301

	$3,026,658	$4,067,735

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	$448,566	$750,163
Unearned revenue	614,912	—
Due to related parties (Note 4)	1,503,299	1,757,897

	2,566,777	2,508,060

COMMITMENTS AND CONTINGENCIES (Note 8 & 9)

SHAREHOLDERS’ EQUITY

CAPITAL STOCK (Note 5)
Special Voting Shares – 20,000,000 authorized number of $0.001 par value shares: Issued and Outstanding: 10,850,000	10,850	10,850
Common Stock – 40,000,000 authorized number of $0.001 par value: Issued and Outstanding: 5,243,946 (2005 – 5,193,946)	5,244	5,194

ADDITIONAL PAID IN CAPITAL	6,961,156	6,772,977

ACCUMULATED COMPREHENSIVE INCOME	(105,619)	(137,167)

DEFICIT	(6,411,750)	(5,092,179)

	459,881	1,559,675

	$3,026,658	$4,067,735

/See accompanying notes

2

INTELLIPHARMACEUTICS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDING DECEMBER 31, 2006 AND 2005

	Quantity of Special Voting Shares	Amount of Special Voting Shares ($)	Quantity of Common Shares	Common Shares ($)	Additional Paid-In Capital ($)	Share Subscriptions Received ($)	Accumulated Comprehensive Income (loss) ($)	Retained Earnings / Deficit ($)	Total Shareholders’ Equity ($)

Balance, January 1, 2005	10,850,000	10,850	4,729,946	4,730	5,845,441	(13,000)	(139,328)	(2,639,314)	3,069,379
Receipt of cash for shares previously subscribed for						13,000			13,000
Proceeds from private placement			464,000	464	927,536				928,000
Foreign exchange translation gain (loss)							2,161		2,161
Net loss for the year								(2,452,865)	(2,452,865)
Balance, December 31, 2005	10,850,000	10,850	5,193,946	5,194	6,772,977	—	(137,167)	(5,092,179)	1,559,675

Proceed from private placement			50,000	50	174,950				175,000
Issuance costs					(12,250)				(12,250)
Stock-based compensation					25,479				25,479
Foreign exchange translation gain (loss)							31,548		31,548
Net loss for the year								(1,319,571)	(1,319,571)
Balance, December 31, 2006	10,850,000	10,850	5,243,946	5,244	6,961,156	—	(105,619)	(6,411,750)	459,881

/See accompanying notes

3

INTELLIPHARMACEUTICS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the fiscal years ending December 31,	2006	2005

REVENUES	$1,490,310	$—

EXPENSES
Research and development	1,034,914	941,420
Wages and benefits	400,769	230,690
General and administrative costs	370,955	443,260
Occupancy costs	218,465	190,837
Marketing	349,465	428,628

	2,374,568	2,234,835

LOSS BEFORE ITEMS NOTED BELOW	(884,258)	(2,234,835)

AMORTIZATION	354,646	170,559
FOREIGN EXCHANGE LOSS	12,203	21,979
INTEREST INCOME	(29,441)	(70,317)
INTEREST EXPENSE	97,905	95,809

NET LOSS	(1,319,571)	(2,452,865)

DEFICIT - Beginning of Year	(5,092,179)	(2,639,314)

DEFICIT - End of Year	$(6,411,750)	$(5,092,179)

LOSS PER COMMON SHARE

Loss per Common Share	$(0.08)	$(0.16)

Weighted average Common Shares and Special Voting Shares outstanding	16,059,193	15,711,226

/See accompanying notes

4

INTELLIPHARMACEUTICS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal years ending December 31,	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,317,571)	$(2,452,865)
Items not affecting cash
Amortization	354,646	170,559
Stock-based compensation	25,479	—

	(939,446)	(2,282,306)
Net change in non-cash operating items
Accounts receivable	(224,172)	—
Investment tax credits	(108,800)	(362,083)
Prepaid expenses and sundry assets	71,907	(39,922)
Accounts payable and accrued liabilities	(301,597)	527,385
Unearned revenue	614,912	—

CASH FLOWS USED IN OPERATING ACTIVITIES	(887,197)	(2,156,926)

CASH FLOWS FROM FINANCING ACTIVITIES
Advanced (to) from related parties	(254,598)	53,622
Capital stock issuance costs	(12,250)	—
Issuance of capital stock	175,000	928,000

CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	(91,848)	981,622

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(747,518)	(1,020,945)

CASH FLOWS USED IN INVESTING ACTIVITIES	(747,518)	(1,020,945)

EFFECT OF EXCHANGE RATE	23,608	23,369

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,702,955)	(2,172,880)

CASH AND CASH EQUIVALENTS
- Beginning of Year	2,078,009	4,250,889

CASH AND CASH EQUIVALENTS
- End of Year	$375,054	$2,078,009

SUPPLEMENTAL INFORMATION
Interest received	$29,411	$70,317
Interest paid	$(97,905)	$—
Income taxes paid	$—	$—

/See accompanying notes

5

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.             Organization and Basis of Presentation

Description of the Business and Basis of Consolidation

IntelliPharmaCeutics Ltd. (“IPC Ltd.” or the “Company”) was incorporated under the laws of the State of New York on February 23, 1988 as Ready Capital Corp.  IPC Ltd did not commence principal operations until 2004 when it reincorporated itself in the State of Delaware, changed its name to IntelliPharmaCeutics Ltd. and acquired an interest in IntelliPharmaCeutics Corp., a Nova Scotia company (“IPC Corp.”).  This was a reverse acquisition transaction that resulted in the former shareholder of IPC Corp. controlling both the Company and IPC Corp. and IPC Corp. being treated as the accounting acquirer and parent company under generally accepted accounting principles, with no other outside party holding an equity interest in such company and such acquirer and the acquired company consolidated on this basis.  IPC Corp. is engaged in the research, development, licensing and marketing of both new and generic controlled release pharmaceutical products. These consolidated financial statements include the accounts of IPC Corp. as well as those of IPC Ltd.  All significant inter-company accounts and transactions have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business.  Accordingly, they do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern.  The Company is accumulating losses, working capital is negative and cash flow from operations is negative.  The Company’s business is the development of new and generic controlled release drugs which currently require to be funded via the issuance of common stock from the treasury of the Company or the assumption of additional liability until such activity can be fully funded from internally generated cash flows.  The Company generates cash flows internally via its current and future development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and the eventual royalty income, upon commercialization of its products, for which no assurances can be given.  The continuance of the Company as a going concern is dependent on its future profitability and on the on-going support of its shareholders whose loan can only be repaid from revenues as described in Note 4, affiliates and creditors in addition to the Company’s ability to raise additional funds.

2.             Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with banks, money market accounts, and other short-term investments with original maturities of 90 days or less. Balances of cash and cash equivalents in financial institutions may at times exceed the government-insured limits.  Bank borrowings are considered to be financing activities.

Investment Tax Credits

The investment tax credits receivable are recoverable from the Government of Canada under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent management’s best estimate based on research and development costs incurred during the period.  Realization is subject to government approval.  Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs.  Investment tax credits (ITCs) claimed relating to current expenditures are credited to the related expense.  ITCs claimed relating to capital expenditures are credited to the property and equipment.

6

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

2.             Summary of Significant Accounting Policies - continued

Property and Equipment

Property and equipment are recorded at cost including interest capitalized on assets under construction.  Repairs and maintenance expenditures are charged to income; major betterments and replacements are capitalized.  Depreciation and amortization rates are as follows:

Computer equipment	30% of the declining balance
Computer software	50% of the declining balance
Furniture and fixtures	20% of the declining balance
Laboratory equipment	20% of the declining balance
Leasehold improvements	Straight line over the term of the lease

Revenue Recognition

Revenue arrangements that include multiple deliverables are accounted for in accordance with Emerging Issues Task Force EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, are divided into separate units of accounting if the deliverables meet certain criteria, including whether the fair value of the delivered items can be determined and whether there is evidence of fair value of the undelivered items.  In addition, the consideration is allocated among the separate units of accounting based on their fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units of accounting.

The Company recognizes revenue in accordance with guidelines contained in Staff Accounting Bulletin SAB 104.

Non-refundable upfront licensing fees, including product opt-ins, and certain guaranteed, time-based payments that require the Company continuing involvement in the form of development, manufacturing or other commercialization efforts by the Company are recognized as revenue over the development period if development risk is significant, or over the manufacturing period or estimated product useful life if development risk has been substantially eliminated.

Milestone payments are recognized as revenue on a percentage-of-completion basis determined when milestones, as defined in the contract, are achieved and the Company has no further obligations to meet. Milestones progress is measured based on stages completed relative to the overall contract.

Revenues derived from reimbursements of costs associated with the development of product candidates are recorded in compliance with EITF Issue 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent” (“EITF 99-19”).  According to the criteria established by EITF 99-19, in transactions where the Company act as a principal, with discretion to choose suppliers, bear credit risk and perform part of the services required in the transaction, the Company believe it has met the criteria to record revenue for the gross amount of the reimbursements.

The Company recognizes revenue from royalties based on licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reasonably estimated and collectibility is reasonably assured. For the majority of the Company’s royalty revenues, estimates are made using historical and forecasted sales trends and used as a basis to record amounts in advance of amounts collected.  To date, the Company has not yet recognized any royalty revenues.

7

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

2.             Summary of Significant Accounting Policies - continued

Unearned Revenue

Unearned revenue represents the funds received on contractual obligations from clients, for which the revenues have not yet been recognized as earned.

Research and Development Costs

Research and development costs are expensed as incurred in accordance with SFAS No. 2.  However, materials and equipment are capitalized and depreciated over their useful lives if they have alternative future uses.  Eligible investment tax credits are netted against the related expenses or capital property.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards, using enacted tax rates in effect for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.  A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the periods reported.  Actual results could differ from those estimates.

Costs of Raising Capital

Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

Translation of Foreign Currencies

In accordance with SFAS No.52, “Foreign Currency Translation”, the financial statements of certain affiliates of the Company are measured using local currency (Canadian dollar) as the functional currency.  Assets and liabilities have been translated at period-end exchange rates and related revenue and expenses have been translated at average exchange rates. Gains and losses resulting from the translation of affiliates’ financial statements are included as a separate component of shareholders’ equity.

Fair Value of Financial Instruments

The Company estimates the fair value of its financial instruments based on current interest rates, quoted market values or the current price of financial instruments with similar terms. Unless otherwise disclosed herein, the carrying value of financial instruments, especially those with current maturities such as cash and cash equivalents, accounts receivable, short-term deposits, investment tax credits, accounts payable and accrued liabilities and due to related parties are considered to approximate their fair values.

Shares Issued for Commercial Transaction

Shares issued for commercial transaction are valued based on the value of the transaction.  If that is not readily determinable, the fair value of shares at the time of the transaction is used as the basis for determination of the amount to be attributable to the related shares issued.

8

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

2.             Summary of Significant Accounting Policies - continued

Stock—Based Compensation Plan

In December 2004, the FASB issued Revised Statement of Financial Accounting Standards No. 123, Share-Based Payment (FAS 123R), which replaced FAS 123 and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. FAS 123R requires companies to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award, and to recognize that cost over the requisite service period.

The Company adopted FAS 123R effective January 1, 2006, using a modified version of the prospective application. Under the modified prospective application, compensation cost is recognized on or after the effective date for all new and unvested awards, based on their grant-date fair value as calculated under FAS 123 for recognition.

Allowance for Doubtful Accounts

An allowance for doubtful accounts, if any, is estimated on a case by case basis after review of the outstanding receivable amounts and the probability of collection within reasonable period of time.

Earnings (Loss) per Share

Net earnings (loss) per share is reported in accordance with SFAS No. 128, “Earnings Per Share”. SFAS No. 128 requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all statements of earnings, for all entities with complex capital structures.  Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of these options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.  Fully diluted loss per share is not provided, when the effect is anti-dilutive.

Comprehensive Income

The Company follows Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”.  This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is net income plus certain items that are recorded directly to shareholders’ equity bypassing net income.  Other than foreign exchange gains and losses, the Company has no other comprehensive income (loss).

Segment Information

The Company follows SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. SFAS No. 131 requires that the Company disclose its operations in the business segment as viewed by management.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 also requires expanded disclosures including identification of tax positions for which it is reasonably possible that total amounts of unrecognized tax benefits will significantly change in the next twelve months, a description of tax

9

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

2.             Summary of Significant Accounting Policies - continued

years that remain subject to examinations by major tax jurisdiction, a tabular reconciliation of the total amount of unrecognized tax benefits at the beginning and end of each annual reporting period, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate and the total amount of interest and penalties recognized in the statement of operations and financial position. The provisions of FIN 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact that the adoption of FIN 48 will have on our future results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157,” Fair Value Measures.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our future consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006, allowing a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108.  We adopted SAB 108 in the fourth quarter of 2006 with no material impact to our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.”  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for us on January 1, 2008. We are evaluating the impact that the adoption of SFAS No. 159 will have on our future results of operations and financial position.

3.             Property and Equipment

	December 31, 2006			December 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Costs	Amortization	Value	Costs	Amortization	Value
Computer equipment	$103,017	$60,130	$42,887	$86,438	$46,530	$39,908
Computer software	9,925	4,588	5,337	3,085	3,085	—
Furniture and fixtures	74,867	32,825	42,042	65,974	21,388	44,586
Laboratory equipment	1,393,951	347,699	1,046,252	754,031	215,068	538,963
Leasehold improvements	795,134	288,540	510,594	711,909	89,065	622,844

	$2,376,894	$729,782	$1,647,112	$1,621,437	$375,136	$1,246,301

Amortization during the year ending December 31, 2006 was $354,646 (2005 - $170,559)

10

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

4.             Due to Related Parties

Amounts due to the related parties are payable to entities controlled by shareholders, officers or directors of the Company, as are transactions with these related parties.

	2006	2005

Promissory note payable to related parties, unsecured, 6% annual interest rate on the outstanding loan balance and the loan is secured by and repayable in any month at the rate of 25% of gross revenues. (December 31, 2006 - CA$1,723,193 December 31, 2005 - CA$2,016,267)$	1,479,130	1,733,678

IntelliPharmaCeutics Inc., an entity controlled by shareholders, officers and directors, unsecured, non-interest bearing with no fixed repayment terms. (December 31, 2006 and December 31, 2005 - CA$28,167)	24,169	24,219

	$1,503,299	$1,757,897

Interest calculated on the promissory note payable to shareholders for the period ended December 31, 2006 is $94,243 (2005 - $95,809).  In the event of default on the promissory note, any amount unpaid from the date of demand shall bear interest at the rate of 1%, compounded monthly.

Under the terms of the promissory note payable to related parties, a payment of $108,500 is outstanding and is accruing interest.

5.             Capital Stock

The Company is authorized to issue up to 40,000,000 common shares with a par value of $0.001.  Each common share entitles the holder to one vote.  In addition, the Company is authorized to issue up to 20,000,000 preferred shares (“Special Voting Shares”) with a par value of $0.001. The Special Voting Shares are not entitled to dividends or distributions from the Company and have voting rights only.  They are redeemable without repayment of capital on a share-for-share basis, automatically, upon an exchange being made of equity shares in IPC Corp. for common shares of the Company on a share-for-share basis.

11

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

6.             Options and Warrants

The Company currently issues stock options at the direction of the Board of Directors.  To date, non-qualified stock options have been granted to directors, officers and employees under terms and conditions determined by the Board of Directors at the time the options are issued.  Presented below is a summary of the stock options plan activity:

		Wt. Avg.		Wt. Avg.
		Exercise	Options	Exercise
	Number	Price	Exercisable	Price
Balance, January 1, 2005	5,000,000	$2.00	Nil	$2.00
Granted	53,329	3.00	53,329	3.00

Balance, January 1, 2006	5,053,329	2.00	53,329	2.81
Granted	59,996	3.17	59,996	3.17

Balance, December 31, 2006	5,113,325	$2.02	133,325	$3.00

Options outstanding and exercisable at December 31, 2006 are as follows:

		Outstanding			Exercisable
			Wt. Avg.	Wt. Avg.		Wt. Avg.
		Expiry	Remaining	Remaining		Exercise
Price	Number	Date	Life	Exercise Price	Number	Price

$2.00	5,000,000	N/A	Nil	$2.00	Nil	2.00
2.00	10,000	2015-08-31	8.7	2.00	10,000	2.00
3.00	29,997	2008-08-31	1.7	3.00	29,997	3.00
3.00	3,333	2008-09-30	1.7	3.00	3,333	3.00
3.00	3,333	2008-10-31	1.8	3.00	3,333	3.00
3.00	3,333	2008-11-30	1.9	3.00	3,333	3.00
3.00	3,333	2008-12-31	2.0	3.00	3,333	3.00
3.50	10,000	2008-01-02	1.2	3.50	10,000	3.50
3.00	3,333	2009-01-31	2.1	3.00	3,333	3.00
3.00	3,333	2009-02-28	2.2	3.00	3,333	3.00
3.00	3,333	2009-03-31	2.2	3.00	3,333	3.00
3.50	10,000	2008-04-01	1.2	3.50	10,000	3.50
3.00	3,333	2009-04-30	2.3	3.00	3,333	3.00
3.00	3,333	2009-05-31	2.4	3.00	3,333	3.00
3.00	3,333	2009-06-30	2.5	3.00	3,333	3.00
3.00	3,333	2009-07-30	2.6	3.00	3,333	3.00
3.00	3,333	2009-08-31	2.7	3.00	3,333	3.00
3.00	3,333	2009-09-30	2.7	3.00	3,333	3.00
3.00	3,333	2009-10-31	2.8	3.00	3,333	3.00
3.00	3,333	2009-11-30	2.9	3.00	3,333	3.00
3.00	3,333	2009-12-31	3.0	3.00	3,333	3.00

12

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

6.             Options and Warrants - continued

Prior to adoption of SFAS 123R, it requires that entities account for awards for stock-based compensation to employees in accordance with APB No. 25 to present pro forma disclosures of net income and earnings per share as if compensation cost was measured at the date of grant based on fair value of the award.  The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005

Expected life of the option	2-3 years	3 – 10 years
Risk free interest rate	5.0%	5.0%
Expected volatility	50.0%	50.0%
Expected dividend yield	0.0%	0.0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Of the options granted, 5,000,000 shall vest upon certain milestones having been met.  As none of these milestones have been met, these options remain un-exercisable.  On a Pro-forma basis, when the milestones are met, a compensation expense of approximately $4,428,000 will be recognized.

The Company has 228,500 warrants issued and outstanding as at December 31, 2006 (2005 - 278,500).  The expiry date of the warrants which can be exercised, have the following expiry dates:

Number of Warrants	Expiry Date
228,500	September 10, 2007

No fair value was attributed to the warrants as at the time of issuance as there was no market value of the common shares for which to base the fair market value of the warrants.

In addition to the above, Company has contractual agreed to issue the following options, but have not yet been granted:

Options	Expiry Date	Exercise price
4,000	December 31, 2008	$4.00
10,000	To be Determined	3.00

13

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

7.             Provision for Income Tax

The Company files US Federal income tax returns for its US operations.  Separate income tax returns are filed, as locally required.

The total provision for income taxes differs from that amount which would be computed by applying the United States federal income tax rate to income (loss) before provision for income taxes.  The reasons for these differences are as follows:

	2006		2005
Year Ended December 31,	Amount	%	Amount	%

Statutory income tax rate (recovery)	$(461,850)	(35.0)	$(858,503)	(35.0)
Benefit of tax loss and other temporary differences not recognized	461,850	35.0	858,503	35.0

	$ Nil	0.0	$ Nil	0.0

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards.  Significant temporary differences and carry-forwards are as follows:

	2006				2005
Year Ended December 31,	Component		Tax Effect		Component		Tax Effect

Tax loss benefit		$5,527,000		$1,934,000		$5,943,000		$2,080,050
Less valuation allowance	(5,527,000)		(1,934,000)		(5,943,000)		(2,080,050)

Net deferred tax assets	$	Nil	$	Nil	$	Nil	$	Nil

At December 31, 2006, the Company had cumulative net operating losses carried forward of approximately $292,000 and $5,052,000 in the United States and Canada respectively.  These amounts will expire in various years through 2026.  The related deferred tax assets have been completely offset by a valuation allowance.  The Company has no significant deferred tax liabilities.

8.             Commitments

In connection with the Company’s operating and capital leases the Company is responsible for minimum principal payments.  The Company’s minimum future payments as at December 31, 2006 are approximately as follows:

2007	880,369
2008	825,413
2009	962,218
20010	746,496
Thereafter	—

$3,414,496

14

INTELLIPHARMACEUTICS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

9.             Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company.  As at December 31, 2006, no pending litigation or threatened claim is outstanding.

10.      Financial Instruments

a)                                      Fair Value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, investment tax credits, accounts payable and accrued liabilities and amounts due to related parties approximates their fair value because of the short-term nature of these instruments.

b)                                     Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities.

Trade accounts receivable potentially subjects us to credit risk. We provide an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable. .

11.      Segmented Information

The Company’s operations comprise of a single reporting segment engaged in the research, development, licensing and marketing of both new and generic controlled release pharmaceutical products.  As the operations comprise a single reporting segment, amounts disclosed in the financial statements for sales, earnings before income tax, amortization and total assets also represent segmented amounts.  In addition, all of the Company’s assets are in North America.

12.      Comparative Figures

Certain comparative figures have been reclassified to conform to current year’s financial statement presentation.

15

APPENDIX “J”

IPC US UNAUDITED INTERIM FINANCIAL STATEMENTS
AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2009

INTELLIPHARMACEUTICS LTD.

Unaudited  Interim Consolidated Financial Statements

(Stated in U.S. dollars)

June 30, 2009

INTELLIPHARMACEUTICS LTD.

Interim Consolidated Balance Sheets

(Stated in U.S. dollars; Unaudited)

As at	June 30, 2009	December 31,2008
Assets

Current assets:
Cash	$25,518	$902,213
Accounts receivable	15,497	40,182
Investment tax credits	1,353,653	871,784
Deferred costs (note 5)	186,673	—
Prepaid expenses and sundry assets	33,267	77,197
	1,614,608	1,891,376

Property and equipment, net (note 4)	985,116	1,134,648
	$2,599,724	$3,026,024

Liabilities and Shareholders’ (Deficiency) Equity

Current liabilities:
Accounts payable	$525,741	$328,477
Accrued liabilities (note 6)	304,347	315,864
Current portion of capital lease obligations (note 8)	34,492	32,285
Deferred revenue	485,199	497,149
Due to related parties (note 7)	1,530,610	925,830
	2,880,389	2,099,605

Capital lease obligations (note 8)	24,579	39,305

Deferred revenue	1,243,653	1,470,189
	4,148,621	3,609,099

Commitments and contingencies (notes 8 and 12)

Shareholders’ deficiency:
Capital stock (note 9 and 10)
Authorized:
20,000,000 Special Voting Shares, $0.001 par value
40,000,000 common shares, $0.001 par value
Issued and outstanding:
10,850,000 Special Voting Shares (2008-10,850,000)	10,850	10,850
6,023,944 common shares (2008 - 6,023,944)	6,024	6,024
Additional paid-in capital	10,482,120	10,482,120
Accumulated other comprehensive income	217,497	385,647
Deficit	(12,265,388)	(11,467,716)
	(1,548,897)	(583,075)
	$2,599,724	$3,026,024

See accompanying notes to interim consolidated financial statements.

2

INTELLIPHARMACEUTICS LTD.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Stated in U.S. dollars; Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Revenue:
Research and development	$118,460	$268,426	$342,832	$979,576
	$118,460	$268,426	$342,832	$979,576

Expenses:
Cost of Revenue	87,077	381,251	114,196	732,221
Research and development	253,226	83,690	660,017	160,732
Selling, general and administrative costs	202,261	200,421	322,147	377,411
Depreciation	103,939	136,186	201,649	332,300
	646,503	801,548	1,298,009	1,602,664
Loss before the undernoted	(528,043)	(533,122)	(955,177)	(623,088)

Foreign exchange gain (loss)	319,106	56,312	186,629	(160,301)

Interest income	225	25,038	1,518	58,301

Interest expense	(15,950)	(18,563)	(30,642)	(42,500)
Net Loss for the period	(224,662)	(470,335)	(797,672)	(767,588)

Comprehensive Items:
Foreign exchange translation adjustment	(278,180)	3,708	(168,150)	10,733
Comprehensive loss	$(502,842)	$(466,627)	$(965,822)	$(756,855)

Loss per share, basic and diluted	$(0.01)	$(0.03)	$(0.05)	$(0.05)

Weighted average number of common shares and Special Voting Shares outstanding, basic and diluted	16,873,944	16,873,944	16,873,944	16,873,944

See accompanying notes to interim consolidated financial statements.

3

INTELLIPHARMACEUTICS LTD.

Interim Consolidated Statements of Shareholders’ (Deficiency) Equity

(Stated in U.S. dollars; Unaudited)

For the period ended June 30, 2009

	Special Voting Shares		Common shares		Additional paid-in	Accumulated other comprehensive		Total shareholders’ (deficiency)
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	equity
Balance, January 1, 2008	10,850,000	$10,850	6,023,944	$6,024	$10,039,320	$(32,096)	$(7,702,542)	$2,321,556
Other comprehensive income	—	—	—	—	—	417,743	—	417,743
Stock-based compensation (note 10)	—	—	—	—	442,800	—	—	442,800
Net Loss for the year	—	—	—	—	—	—	(3,765,174)	(3,765,174)
	—	—	—	—	442,800	417,743	(3,765,174)	(2,904,631)
Balance, December 31, 2008	10,850,000	10,850	6,023,944	6,024	10,482,120	385,647	(11,467,716)	(583,075)
Other comprehensive loss	—	—	—	—	—	(168,150)	—	(168,150)
Net loss	—	—	—	—	—	—	(797,672)	(797,672)
	—	—	—	—	—	(168,150)	(797,672)	(965,822)
Balance, June 30, 2009	10,850,000	$10,850	6,023,944	$6,024	$10,482,120	$217,497	$(12,265,388)	$(1,548,897)

See accompanying notes to interim consolidated financial statements.

4

INTELLIPHARMACEUTICS LTD.

Interim Consolidated Statements of Cash Flows

(Stated in U.S. dollars; Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008

Cash flows from (used in) operating activities:
Loss for the period	$(224,662)	$(470,335)	$(797,672)	$(767,588)
Items not affecting cash:
Depreciation	103,939	136,186	201,649	332,300
Interest Accrued	16,649	15,614	29,799	37,108
Unrealized foreign exchange loss	(307,294)	(211,558)	(178,049)	(372,965)
Change in non-cash operating assets & liabilities:
Accounts receivable	10,709	974,443	25,178	519,984
Investment tax credits	(196,066)	(236,078)	(425,000)	(349,208)
Prepaid expenses and sundry assets	20,838	(14,186)	45,150	(25,872)
Accounts payable and accrued liabilities	103,740	(204,298)	153,423	(119,207)
Deferred revenue	(117,767)	(220,991)	(241,280)	(178,504)
Cash flows used in operating activities	(589,914)	(231,203)	(1,186,802)	(923,952)

Cash flows from (used in) financing activities:
Due to related parties	515,865	390	515,865	(139,952)
Deferred costs	(42,791)	—	(179,450)	—
Repayment of capital lease obligations	(8,240)	(11,127)	(15,341)	(19,662)
Cash flows from (used in) financing activities	464,834	(10,737)	321,074	(159,614)

Cash flows used in investing activities:
Purchase of property and equipment	—	(6,666)	(8,887)	(68,763)

Decrease in cash	(125,080)	(248,606)	(874,615)	(1,152,329)

Cash, beginning of period	150,021	2,291,077	902,213	3,202,294
Effect of foreign exchange gain (loss) on cash held in foreign currency	577	3,133	(2,080)	(4,361)
Cash, end of period	25,518	2,045,604	25,518	2,045,604

Supplemental cash flow information:
Interest paid	—	—	—	$138,250
Taxes paid	—	—	—	—

See accompanying notes to interim consolidated financial statements.

5

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

1.              Nature of operations:

IntelliPharmaCeutics Ltd. (“IPC Ltd.” or the “Company”) is engaged in the research, development and licensing of both new and generic controlled-release pharmaceutical products.

2.              Basis of presentation:

These unaudited interim consolidated statements should be read in conjunction with the financial statements of IntelliPharmaCeutics Ltd.’s (the “Company”) most recently completed fiscal year ended December 31, 2008.  These interim consolidated financial statements do not include all disclosures required in annual consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.  These interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended December 31, 2008, except as described below under “recently adopted accounting pronouncements”.  The consolidated interim financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.

(a)          Going concern:

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), except as described in the preceding paragraph, assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s principal business activities are focused on the research of both new and generic controlled-release pharmaceutical products.  The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products.  The Company has incurred losses from operations since inception, and has an accumulated deficit of $12,265,388 as at June 30, 2009 (December 31, 2008-$11,467,716).  The Company has funded its research and development activities through the issuance of capital stock, loans from related parties and funds received under development agreements.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future.  The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  Management believes that the Company will be able to obtain additional financing to fund operations for the foreseeable future.

2.              Basis of presentation (continued):

(a)          Going concern (continued):

6

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

The Company has entered into an agreement with Vasogen Inc where by the Company will amalgamate with Vasogen resulting in $10 million of additional cash in the combined entity as discussed in note 15.  The completion of the transaction is subject to a number of conditions.  In the event this transaction is not consummated, there is an uncertainty about the outcome of management’s additional efforts to raise additional financing and future research and development activities.

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due.  The interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(b)         Use of estimates:

The preparation of the interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

3.              Significant accounting policies:

a.               Recently adopted accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after December 15, 2008. SFAS 141R, as amended, retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and

3.              Significant accounting policies (continued):

(a)          Recently adopted accounting pronouncements (continued):

7

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

liabilities are recognized in purchase accounting.  It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development costs at fair value and requires the expensing of acquisition-related costs as incurred.  The Company was required to adopt SFAS No. 141(R) effective January 1, 2009. This had no impact on its interim consolidated financial statements for the quarter ended June 30, 2009.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”), which will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity within the consolidated balance sheet. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited.  SFAS 160 provides guidance for the accounting, reporting and disclosure of non-controlling interests, previously referred to as minority interests.  A non-controlling interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The Company was required to adopt SFAS No. 141(R) and SFAS No. 160 effective January 1, 2009. This had no impact on its interim consolidated financial statements for the period ended June 30, 2009.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS 141(R)-1”).  FSP FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to address application issues with respect to initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  The FSP is effective for fiscal years beginning after December 15, 2008.  The Company was required to adopt FSP FAS 141(R)-1 effective January 1, 2009. As the Company did not acquire any businesses during the first six months of 2009, the adoption of SFAS No. 141(R) and FSP FAS 141(R)-1 has had no impact on the Company’s interim consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”).  FSP FAS 157-4 provides additional guidance on the application of SFAS No. 157 in determining when a market is not active and whether a transaction is not orderly.  FSP FAS 157-4 also amends SFAS No. 157 to require disclosures in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation  techniques and related inputs, if any, during the period.  The FSP is effective for financial statements issued after June 15, 2009, with early application  permitted.  This had no impact on its interim consolidated financial statements for the quarter ended June 30, 2009.

3.              Significant accounting policies (continued):

(b)         Future accounting pronouncements

8

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

On May 28, 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”).  SFAS No. 165 applies to all entities, and provides guidance on management’s assessment of events that occur after the balance sheet date but before the issuance of the financial statements.  It distinguishes between subsequent events that should and should not be recognized in the financial statements, requires disclosure of the date through which subsequent events were evaluated, and requires disclosure of certain non recognized subsequent events. It requires that management assess subsequent events for both interim and annual reporting periods.  SFAS No. 165 is not expected to significantly change practice because its guidance is similar to that in previously-existing U.S. auditing literature for assessing and disclosing subsequent events.  Rather, SFAS No. 165 represents guidance directed specifically to management.  It is effective prospectively for interim or annual financial statements issued after June 15, 2009. The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”).  FSP FAS 115-2 amends existing guidance for determining whether an other than temporary impairment of debt securities has occurred.  The FSP is effective for financial statements issued after June 15, 2009.  The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” (FSP FAS 107-1 and APB 28-1”).  FSP FAS 107 and APB 28-1 amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments in interim as well as annual financial statements.  FSP FAS 107-1 and APB 28-1 also amends APB Opinion No 28, “Interim Financial Reporting, “to require those disclosures in all interim financial statements.  This standard is effective for periods ending after June 15, 2009.  The Company is currently evaluating the impact of FSP SFAS 107-1 will have on its financial statements upon its adoption.

On June 12, 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 (“SFAS No. 166”).  SFAS No. 166 reflects the FASB’s response to issues that entities have encountered with respect to applying FASB Statement No. 140 (“SFAS No. 140”).  It also addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by SFAS No. 140 in the wake of the subprime mortgage crisis and the global credit market deterioration, and is intended to improve the accounting for transfers of financial assets.  SFAS No. 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company will therefore

3.              Significant accounting policies (continued):

(c)          Future accounting pronouncements (continued):

adopt SFAS No. 166 on January 1, 2010.  The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

9

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

On June 12, 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”).  SFAS No. 167 amends the consolidation guidance that applies to variable interest entities (VIEs), and will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R) (“FIN 46(R)”).  The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R) as well as  qualifying special-purpose entities that are outside of its scope.  An enterprise will need to reconsider its previous FIN 46(R) conclusions, including 1) whether an entity is a VIE, 2) whether the enterprise is the VIE’s primary beneficiary, and 3) what type of financial statement disclosures are required.  SFAS No. 167 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company is currently evaluating the impact that SFAS No. 167 will have on its financial statements upon its adoption on January 1, 2010.

On June 29, 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (“SFAS No. 168”).  SFAS No. 168 is intended to become the source of authoritative U.S. GAAP for nongovernmental entities, and all of the content will be considered authoritative.  As a result, the GAAP hierarchy will include only two levels of GAAP, authoritative and non-authoritative.  SFAS No. 168 is effective for financial statements issued for interim or annual periods ending after September 15, 2009.  The Company is currently evaluating the impact that SFAS No. 168 will have on its financial statements upon its adoption by the Company in the third quarter of 2009.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2008 and 2009 that will become effective in subsequent periods.  The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

4.              Property and equipment

June 30,		Accumulated	Net book
2009	Cost	depreciation	Value

Computer Equipment	$124,083	$94,168	$29,915
Computer Software	15,475	12,052	3,423
Furniture and fixtures	77,286	51,431	25,855
Laboratory equipment	1,539,651	732,139	807,512
Leasehold improvements	812,813	772,801	40,012
Lab Equipment under Capital Lease	56,013	17,158	38,855
Computer Under Capital Lease	69,817	30,273	39,544
	$2,695,138	$1,710,022	$985,116

10

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

December 31,		Accumulated	Net book
2008	Cost	Depreciation	Value

Computer Equipment	$118,479	$85,090	$33,389
Computer Software	14,777	10,667	4,110
Furniture and fixtures	73,796	46,365	27,431
Laboratory equipment	1,735,133	885,875	849,258
Leasehold improvements	776,109	638,826	137,283
Lab Equipment under Capital Lease	53,484	12,261	41,223
Computer Under Capital Lease	66,664	24,710	41,954
	$2,838,442	$1,703,794	$1,134,648

Depreciation for the three months ended June 30, 2009 was $103,939 (2008-$136,186) and six months ended June 30, 2009 was $201,649 (2008-$332,300).

5.              Deferred cost:

Professional, consulting, regulatory and other costs directly attributable to the transaction described in note 15 are recorded as deferred costs until the contemplated transaction is completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred.  Such costs are charged to share capital when the related shares are issued.

6.              Accrued liabilities:

	June 30,	December 31,
	2009	2008
Employee costs	$235,812	$154,311
Professional fees	57,261	148,458
Other	11,274	13,095
	$304,347	$315,864

7.              Due to related parties:

Amounts due to the related parties are payable to entities controlled by shareholders and to officers and directors of the Company.

11

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

	June 30,	December 31,
	2009	2008

Promissory note payable to two directors and officers of the Company, unsecured, 6% annual interest rate on the outstanding loan balance. The loan is repayable in any month at the rate of 25% of Gross revenue.

(2009 — Cdn $1,751,933; 2008- Cdn$ 1,099,495)	$1,506,391	$902,705
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms.
(2009- Cdn $28,167, 2008 — Cdn $28,167)	24,219	23,125
	$1,530,610	$925,830

Interest expense on the promissory note payable to related parties for the three and six months period ended June 30, 2009 is $16,649 and 29,799 respectively (2008 -$15,614 and  $37,108) and has been accrued and are included in the interim consolidated statement of operations. The note payable is due on demand.

These transactions are in the normal course of operations and have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.              Lease obligations:

The Company leases facilities under an operating lease which expires on November 2009. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at June 30, 2009:

	Capital	Operating
	Leases	lease
2009	$20,410	$39,605
2010	34,608	—
2011	9,533	—
	64,551	$39,605

Less: amounts representing interest at 11%	5,480
	59,071
Less: current portion	34,492

	$24,579

9.                  Capital stock:

Authorized, issued and outstanding:

(a)          The Company is authorized to issue up to 40,000,000 common shares with a par value of $0.001. Each common share entitles the holder to one vote. As at December 31, 2008, the Company has 6,023,944 common shares issued and outstanding (2007 — 6,023,944).  In addition, the Company is authorized to issue up to 20,000,000 preferred shares (“Special Voting Shares”) with a par value of $0.001. As at December 31, 2008 and 2007, the Company has

12

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

10,850,000 Special Voting Shares issued and outstanding. The Special Voting Shares outstanding in the Company give their holders voting rights on a one vote per share basis. The Special Voting Shares have no right to dividends or distributions from the Company and have no equity interest in the Company.

The 10,850,000 Special Voting Shares presently issued in the Company are all owned by a company controlled by two officers and directors of the Company (“Odidi Holdco”). At such time as Odidi Holdco exchanges its identical number of 10,850,000 shares in IPC Corp. for common shares in the Company, its economic interest in the Company is extinguished on a share-for-share basis and its Special Voting Shares in the Company are cancelled on a share-for-share basis.

(b)         As of June 30, 2009 the Company had 4,139,066 (December 31, 2008- 4,139,066) restricted common shares. Restricted stock is unregistered shares that has been issued but can’t yet be sold in the market.  The share certificate normally bears a written legend stating the restriction.  When the shares can legally be sold, the legend is removed from the certificate and the shares are moved from restricted to the free trading on the company ledger.

10.       Options and warrants:

In August 2004, the Board of Directors of the Company approved a grant of 5,000,000 stock options to two executives who are also the principal shareholders of the Company. The vesting of these options is contingent upon the achievement of certain performance milestones. These options will expire in 2014.

In September 2004, the Company established the 2004 Stock Incentive Plan (the “Plan”) for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common stock which may be set aside for issuance under the Plan was 1,500,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued under the Plan vest over a three-year period and have a term not exceeding 10 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of SFAS No. 123(R) and SAB No. 107.

10.  Options and warrants (continued):

Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option.

13

INTELLIPHARMACEUTICS LTD.

Notes to Interim Consolidated Financial Statements

(Stated in U.S dollars; Unaudited)

For the three and six months ended June 30, 2009 and 2008

The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future.

For the three and six months ended June 30, 2009 and 2008 there were no stock options issued.

Details of stock options transactions are as follows:

	June 30, 2009			June 30, 2008
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
		exercise	grant		exercise	grant
	Number of	price per	date	Number of	price per	date
	options	share	fair value	options	share	fair value
Outstanding beginning of year	5,065,591	$2.01	$0.88	5,133,920	$2.02	$0.88
Expired	19,998	3.00	0.79	68,329	3.22	0.47

Outstanding end of year	5,045,593	2.00	0.89	5,065,591	2.01	0.88

Options exercisable, end of year	545,593	$2.07	$0.89	565,591	$2.10	$0.87

14

As of June 30, 2009, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

Options outstanding					Options exercisable
Exercise Price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant date fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
$2.00	5,010,000	$2.00	5.2	$0.89	510,000	$2.00	$0.89
$3.00	35,593	3.00	2.1	0.85	35,593	3.00	0.85
	5,045,593	$2.01		$0.89	545,593	$2.07	$0.89

Of the total stock options granted up to June 30, 2009, 5,000,000 stock options will vest upon the achievement of certain performance conditions being achieved. Total unrecognized compensation cost relating to unvested stock options at June 30, 2009 is approximately $3,542,400 (2008-$3,542,400). For the three and six months

10.       Options and warrants (continued):

period ended June 30, 2009 and 2008 no compensation cost has been recognized for the remaining unvested performance-based options as their vesting is not considered probable at this time. On a pro forma basis, if all performance conditions are achieved prior to the expiry of the term of these options in 2014, a stock-based compensation expense of approximately $3,542,400 will have been recognized.

No options were exercised in the three and six months ended June 30, 2009 and 2008.

11.       Income taxes:

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the six months ended June 30, 2009 and 2008.  The Company has non-capital loss carry-forwards at June 30, 2009 totaling $5,748,263 in Canada and $74,362 in United States federal income tax losses that must be offset against future taxable income.  If not utilized, the loss carry-forwards will expire between 2014 - 2029.  As a result of FIN 48, “Accounting for Uncertainty in Income Taxes”, there was no material impact on the Company’s financial statements.

For the six months ended June 30, 2009, the Company has a cumulative carry-forward pool of SR&ED expenditures in the amount of $4,245,119 Federal and $4,245,119 Provincial, which can be carried forward indefinitely.

For the six months ended June 30, 2009, the Company had approximately $171,573 (2008-$163,822) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2029.

These losses and credits are subject to a full valuation allowance as they do not meet the more likely than not test.

12.       Contingencies:

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at June 30, 2009, there were no pending litigation or threatened claims outstanding, other than the one described in the following paragraph.

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, Inc. (“Par”), was named as a defendant in two litigation actions in respect of the filing with the U.S.

15

Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

13.       Financial instruments:

(a)          Fair values:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash, accounts receivable, investment tax credits and accounts payable and accrued liabilities approximates their fair values because of the short-term nature of these instruments.

The fair values of amounts due to related parties are not determinable due to the nature of the amounts.

(b)         Interest rate and credit risk:

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

(c)          Foreign exchange risk:

The Company is exposed to foreign currency fluctuations as the Company holds Canadian dollars, and these statements are presented in United States dollars.

(d)         Liquidity risk

Liquidity risk is the risk that the department will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

14.         Segmented information:

The Company’s operations comprise a single reporting segment engaged in the research, development, licensing and marketing of both new and generic controlled-release pharmaceutical products. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company’s long-lived assets are in North America.

16

14.  Segmented information (continued):

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Revenue
Canada	$—	$—	$—	$—
United States	118,460	268,426	342,832	979,576
	$118,460	$268,426	$342,832	$979,576

As at:	June 30, 2009	December 31, 2008
Total Assets:
Canada	$2,599,724	$3,026,024
Total property and equipment:
Canada	$985,116	$1,134,648

15.       Future developments:

On August 14, 2009, the Company and  Vasogen Inc. (“Vasogen”) entered into a definitive agreement, subject to shareholder and regulatory approvals, whereby the Company will amalgamate with Vasogen under a plan of arrangement and merger to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Ltd.

Separately, Vasogen has also entered into an arrangement agreement with Cervus LP, an Alberta based limited partnership, that will reorganize Vasogen prior to completion of the transaction with the Company and which will provide net proceeds to Vasogen of approximately Cdn$7.5 million in non-dilutive capital.

In the result, Vasogen is expected to provide approximately $10 million net of transaction costs, to the new combined entity.

The Company’s shareholders are expected to own approximately 86% of the outstanding common shares of the combined entity and Vasogen’s shareholders are expected to own approximately 14% of the outstanding common shares of such entity.

Completion of the transaction is subject to a number of conditions including approval of Vasogen and the Company’s shareholders and Cervus LP unit holders, Vasogen maintaining certain minimum cash levels, receipt of court and other regulatory approvals, and other customary closing conditions.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 16, 2009, the date the financial statements were issued.

17

APPENDIX “K”

PRO FORMA FINANCIAL STATEMENTS

INTELLIPHARMACEUTICS INTERNATIONAL INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2009

(Stated in thousands of U.S. dollars)

(Unaudited)

	IntelliPharmaCeutics Ltd. as at June 30, 2009 (US GAAP)	New Vasogen (Canadian GAAP) as at May 31, 2009	New Vasogen Subco (Canadian GAAP) as at May 31, 2009	Vasogen Inc. as at May 31, 2009 (Canadian GAAP)	Notes		Pro Forma Adjustments (Canadian GAAP)	New Vasogen Pro Forma FS as at May 31, 2009 (Canadian GAAP)	US Pro Forma and US GAAP Adjustments	New Vasogen Pro Forma FS as at May 31, 2009 (US GAAP)	Notes		Pro Forma Adjustments	Pro Forma Consolidated (US GAAP)
ASSETS

Current:
Cash and cash equivalents	$26	$1	$1	$5,344	3	(a)	$6,868	$12,214	$—	$12,214				$12,240
Accounts receivable	15	—	—	—			—	—		—			—	15
Investment tax credits	1,354	—	—	391			—	391		391			—	1,745
Deferred transaction cost	187	—	—	—			—		—	—	3	(c)	(187)	—
Prepaid expenses and sundry assets	33	—	—	363			—	363		363			—	396
	1,615	1	1	6,098			6,868	12,968	—	12,968	—		(187)	14,396

Property and equipment, net	985	—	—	13			—	13		13			—	998
Deferred financing costs	—	—	—	—			—	—	588	588			—	588
	$2,600	$1	$1	$6,111			$6,868	$12,981	$588	$13,569			$(187)	$15,982
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current:

Accounts payable	$526	$—	$—	$278			$—	278		278			$—	$804
Accrued liabilities	304	—	—	902	3	(b)	2093
					3	(e)	(79)	2,916		2,916	3	(b)	124
											3	(i)	249	3,593
Current portion of capital lease obligations	34	—	—	—			—	—		—			—	34
Deferred revenue	485	—	—	—			—	—		—			—	485
Due to related parties	1,531	—	—	—			—	—		—				1,531
	2,880	—	—	1,180			2,014	3,194	—	3,194			373	6,447
Capital lease obligations	25	—	—	—			—	—		—				25
Deferred revenue	1,244	—	—	—			—	—		—				1,244
Warrants	—	—		—			—	—	615	615			—	615
	4,149	—	—	1,180			2,014	3,194	615	3,809			373	8,331
Shareholders’ equity:
Capital stock								—
Special Voting Shares	11	—	—	—			—	—			4	(c)	(11)	—
Common Shares	6	1	1	335,009	3	(e)	79	335,090	(736)	334,354	4	(b)	11
											4	(a)	17,281
											4	(a)	(341,875)
											3	(c)	(187)
											4	(j)	3
											3	(i)	(249)
											3	(h)	(223)
											3	(f)	(25)	9,096
Warrants	—			15,320	3	(d)	(5,688)	9,632	(9,632)	—			—	—
Additional paid-in capital	10,482	—	—	22,095	3	(a)	6,868
					3	(d)	5,688
					3	(b)	(2,093)	32,558	(15,277)	17,281	4	(a)	(17,281)	—
											3	(h)	223
											3	(f)	25	10,730
Accumulated other comprehensive income	217	—	—	—			—	—						217
Deficit	(12,265)	—	—	(367,493)			—	(367,493)	25,618	(341,875)	4	(a)	341,875
											4	(j)	(3)
											3	(b)	(124)	(12,392)
	(1,549)	1	1	4,931			4,854	9,787	(27)	9,760			(560)	7,651

	$2,600	$1	$1	$6,111			$6,868	$12,981	$588	$13,569			$(187)	$15,982

INTELLIPHARMACEUTICS INTERNATIONAL INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Stated in thousands of U.S. dollars, except per share amounts)

(Unaudited)

	Notes		IntelliPharmaCeutics Ltd. for the six months ended June 30, 2009 (US GAAP)	New Vasogen for the six months ended May 31, 2009 (Canadian GAAP)	New Vasogen Subco for the six months ended May 31, 2009 (Canadian	Vasogen Inc. for the six months ended May 31, 2009 (Canadian GAAP)	Pro Forma Adjustments	New Vasogen Pro Forma FS for the six months ended May 31, 2009 (Canadian	US GAAP Adjustments	New Vasogen Pro Forma FS for the six months ended May 31, 2009 (US GAAP)	Notes		Pro Forma Adjustments	Pro Forma Consolidated (US GAAP)
Revenue
Research and development			$343	$—	$—	$—	$—	$—	$—	$—			$—	$343
			343	—	—	—	—	—	—	—			—	343

Expenses
Cost of revenue			114	—	—	—	—	—	—	—			—	114
Research and development			660	—	—	291	—	291	—	291	3	(j)	482	1,433
Selling, general and administrative			322	—	—	2,817	—	2,817	—	2,817	3	(b)	124
											4	(j)	3	3,266
Depreciation			202	—	—	—	—	—	—	—			—	202
			1,298	—	—	3,108	—	3,108	—	3,108			609	5,015

Loss before the undernoted			(955)	—	—	(3,108)	—	(3,108)	—	(3,108)			(609)	(4,672)

Foreign exchange (gain) loss			187	—	—	(44)	—	(44)	—	(44)			—	143

Gain on sale of patents			—	—	—	398	—	398	—	398			—	398

Interest and investment income			2	—	—	25	—	25	—	25			—	27

Interest expense			(31)	—	—	—	—	—	(108)	(108)			—	(139)

Fair value adjustment on warrants from November 2006 financing			—	—	—	—	—	—	(82)	(82)			—	(82)

Fair value adjustment on warrants from May 2007 financing			—	—	—	—	—	—	(360)	(360)			—	(360)

Net loss for the period			(797)	—	—	(2,729)	—	(2,729)	(550)	(3,279)			(609)	(4,685)

Comprehensive items:

Foreign exchange translation adjustment			(168)	—	—	—	—	—	—	—			—	(168)

Comprehensive loss			$(965)	$—	$—	$(2,729)	$—	$(2,729)	$(550)	$(3,279)			$(609)	$(4,853)

Weighted Average Number of Shares Outstanding During the Period
Basic and diluted	4	(m)												11,030,843

Loss per Share
Basic and Diluted														(0.44)

INTELLIPHARMACEUTICS INTERNATIONAL INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Stated in thousands of U.S. dollars, except per share amounts)

(Unaudited)

					New
					Vasogen			New Vasogen
				New Vasogen	Subco for			Pro Forma FS
				for the year	the year			for the year		New Vasogen
				ended	ended			ended		Pro Forma FS
			IntelliPharmaCeutics	November 30,	November	Vasogen Inc. for		November 30,		for the year
			Ltd. for the year ended	2008	30, 2008	the year ended		2008		ended				Pro Forma
			December 31, 2008 (US	(Canadian	(Canadian	November 30, 2008	Pro Forma	(Canadian	US GAAP	November 30,			Pro Forma	Consolidated
	Notes		GAAP)	GAAP)	GAAP)	(Canadian GAAP)	Adjustments	GAAP)	Adjustments	2008 (US GAAP)	Notes		Adjustments	(US GAAP)

Revenue
Research and development			$734	$—	$—	$—	$—	$—	$—	$—			$—	$734
Other services			544						—				—	544
			1,278	—	—	—	—	—					—	1,278

Expenses
Cost of revenue			1,886			—		—	—	—			—	1,886
Research and development			419			8,427		8,427	—	8,427	3	(j)	872	9,718
Selling, general and administrative			1,365			7,760		7,760	—	7,760			—	9,125
Depreciation			575					—	—	—			—	575
			4,245	—	—	16,187	—	16,187	—	16,187			872	21,304

Loss before the undernoted			(2,967)	—	—	(16,187)	—	(16,187)	—	(16,187)			(872)	(20,026)

Foreign exchange (gain) loss			(817)			292		292	—	292			—	(525)

Interest and investment income			95			492		492	—	492			—	587

Interest expense			(76)			—		—	(254)	(254)			—	(330)

Fair value adjustment on warrants from November 2006 financing			—			—		—	1,303	1,303			—	1,303

Fair value adjustment on warrants from May 2007 financing			—			—		—	3,479	3,479			—	3,479

Net loss for the period			(3,765)	—	—	(15,403)	—	(15,403)	4,528	(10,875)			(872)	(15,512)

Comprehensive items:
Foreign exchange translation adjustment			418			—	—	—	—	—			—	418

Comprehensive loss			$(3,347)	$—	$—	$(15,403)	$—	$(15,403)	$4,528	$(10,875)			$(872)	$(15,094)

Weighted Average Number of Shares Outstanding During the Year:
Basic and Diluted	4	(m)												11,030,843

Loss per Share
Basic and Diluted														(1.37)

INTELLIPHARMACEUTICS INTERNATIONAL INC.

NOTES TO THE UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except share amounts)

(Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated balance sheet as at June 30, 2009 and the unaudited pro-forma consolidated statements of operations and comprehensive loss of IntelliPharmaCeutics International Inc. (“New IPC” or “Company”), being the corporation to result from the Plan of Arrangement (defined below), for the six months ended June 30, 2009 and for the year ended December 31, 2008 have been prepared to give effect to the combination of IntelliPharmaCeutics Ltd. (“IPC US”), IntelliPharmaCeutics Corp. (“IPC Corp.” and together with IPC US, “IPC”), 7237081 Canada Inc., and 7231971 Canada Inc. (“New Vasogen”) pursuant to the proposed plan of arrangement (the “Plan of Arrangement”) between Vasogen Inc. (“Vasogen”), New Vasogen, 7232004 Canada Inc. (“Vasogen Subco”) IPC, 7237081 Canada Inc., 20090831 Delaware Inc., Cervus LP and Cervus GP Ltd. pursuant to which substantially all of the assets of Vasogen, except its tax accounts and certain receivables, will be transferred to New Vasogen, all of which is described more fully in note 2 and elsewhere in the Joint Management Information Circular (the “Joint Circular”) of Vasogen and IPC US as of September 16, 2009. These pro-forma consolidated financial statements have been prepared by management of IPC in accordance with United States generally accepted accounting principles using the same accounting policies disclosed in its audited consolidated financial statements as of and for the year ended December 31, 2008. The accompanying unaudited pro-forma consolidated financial statements have been prepared to account for the acquisition of assets of Vasogen on the basis that Vasogen is the legal acquirer and IPC is the accounting acquirer.

In the opinion of IPC’s management, the unaudited pro-forma consolidated balance sheet and unaudited pro-forma consolidated statements of operations and comprehensive loss include all adjustments necessary for fair presentation of the transaction in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The accompanying unaudited pro-forma consolidated statements of operations and comprehensive loss for the six months ended June 30, 2009 and for the year ended December 31, 2008 have been prepared to give effect to the acquisition of New Vasogen as at January 1, 2008. The accompanying unaudited pro-forma consolidated balance sheet as at June 30, 2009 has been prepared to give effect to the acquisition as at June 30, 2009.

New Vasogen was incorporated pursuant to the laws of Canada on August 27, 2009.  Vasogen Subco was also incorporated pursuant to the laws of Canada on August 27, 2009. Both Vasogen Subco and New Vasogen are wholly owned subsidiaries of Vasogen.

Pursuant to the Plan of Arrangement, IPC’s and Vasogen’s operations will be combined to form of IntelliPharmaCeutics International Inc., of which IPC US will be a subsidiary.

The accompanying unaudited pro-forma interim consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern.  IPC and Vasogen have sustained losses since their formation, and at June 30, 2009, IPC US had a deficit of approximately $12 million and at May 31, 2009, Vasogen had a deficit of approximately $342 million.  In 2008, Vasogen undertook a significant reduction in work force after determining that larger than anticipated clinical studies would be required to receive approval for Vasogen’s lead product, Celacade™, and in an effort to manage expenses, Vasogen suspended all operations related to the commercialization of Celacade™ in Europe.  On July 3, 2008, following an extensive review of Vasogen’s VP Series of drug programs, Vasogen undertook an additional restructuring to further manage expenses as strategic alternatives are explored.  Vasogen retained an investment bank to assist it in exploring these potential strategic alternatives.  While these unaudited pro-forma consolidated financial statements do not include the adjustments that would be necessary should the combined entity be unable to continue as a going concern, the above matters raise substantial doubt about the combined entity’s ability to continue to operate as currently structured.

The unaudited pro-forma consolidated balance sheet as at June 30, 2009 and the unaudited pro-forma consolidated statements of operations and comprehensive loss for the six months then ended have been prepared from:

• IPC US’s interim unaudited consolidated financial statements for the six month ended June 30, 2009 prepared in accordance with US GAAP;

• Vasogen’s interim unaudited consolidated financial statements for the six months ended May 31, 2009 prepared in accordance with Canadian GAAP and reconciled to US GAAP; and

• The adjustments and assumptions outlined in Note 3.

The unaudited pro-forma consolidated statements of operations and comprehensive loss for the year ended December 31, 2008 have been prepared from:

• IPC US’s audited consolidated statements of operations and comprehensive loss for the year ended December 31, 2008 prepared in accordance with US GAAP;

• Vasogen’s audited consolidated statements of operations and comprehensive loss for the year ended November 30, 2008 prepared in accordance with Canadian GAAP and reconciled to US GAAP; and

• The adjustments and assumptions outlined in Note 3.

US GAAP adjustments in the accompanying pro-forma financial statements as at May 31, 2009 and for the six months then ended, and for the year ended November 30, 2008 have been prepared from Vasogen’s unaudited interim consolidated financial statements for the six months ended May 31, 2009, and audited consolidated statements of operations and comprehensive loss of the year ended November 30, 2008.  A full discussion of Vasogen’s financial statements reconciliation from Canadian GAAP to US GAAP is included in note 18 of the Vasogen’s audited consolidated financial statements for the year ended November 30, 2008, and note 10 of the unaudited interim consolidated financial statements for the six months ended May 31, 2009.

Furthermore, the reported unaudited pro-forma consolidated operations are not necessarily indicative of the operating results that may be obtained by New IPC in the future. The unaudited pro-forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements for IPC US for the six months ended June 30, 2009 and the year ended December 31, 2008, which are included herein in Appendix K and I of the Joint Circular, respectively,  and the historical financial statements of Vasogen for the period ended May 31, 2009 and the year ended November 30, 2008, which are incorporated by reference in the Joint Circular.

Rates of exchange used in pro forma financial statements

The historical financial statements of Vasogen included in the pro-forma financial statements of Vasogen, New Vasogen, and Vasogen Subco are denominated in Canadian Dollars and have been translated to US Dollars using the following exchange rates:

Exchange Rate
Pro forma balance sheet as at May 31, 2009	US$1.00: C$1.092
Pro forma statements of operations and comprehensive loss for the six months ended May 31, 2009	US$1.00: C$1.223
Pro forma statements of operations and comprehensive loss for the year ended November 30, 2008	US$1.00: C$1.043

2. PLAN OF ARRANGEMENT.

Under the Plan of Arrangement, pursuant to a reorganization of the capital of Vasogen the shareholders of Vasogen will exchange all of the issued and outstanding common shares of Vasogen for an equivalent number of common shares in the capital of New Vasogen.  As a result of the reorganization and under the terms of the Plan of Arrangement, the common shares of New Vasogen will have a legal stated capital equal to the stated capital of Vasogen.  Under the Plan of Arrangement, Vasogen will transfer all its business assets, liabilities and operations, except its tax accounts and certain receivables into Vasogen Subco.  This transfer of assets from Vasogen to Vasogen Subco will represent a transaction with no change in shareholder ownership, and will be accounted for on a continuity of interest basis.  As a result of this portion of the transaction, Vasogen will be owned by the former unit holders of Cervus LP.  The cash consideration of $6,868 (Cdn$7,500) paid by Cervus LP and Cervus GP Ltd. will be recorded as a credit to shareholders’ equity.  Subsequent to this transaction IPC and New Vasogen will combine their operations pursuant to a series of steps contemplated in the Plan of Arrangement. Pursuant to the Plan of Arrangement, IPC and Vasogen’s operations will be amalgamated to form a company to be known as IntelliPharmaCeutics International Inc.  The Company will have a November 30 fiscal year-end. The existing shareholders of IPC and Vasogen will own approximately 86% and 14%, respectively, of the shares of New IPC upon completion of the steps contemplated in the Plan of Arrangement.

3. PRO-FORMA ADJUSTMENTS AND ASSUMPTIONS

(a)

Vasogen entered into an arrangement agreement with Cervus GP Ltd. and Cervus LP dated August 14, 2009 (the ‘Cervus Agreement’). Pursuant to this agreement, through a series of steps, Cervus LP will loan to Vasogen the amount of approximately $6,868 (Cdn$7,500) which cash will later be contributed to New Vasogen. Pursuant to the Plan of Arrangement, unit holders of Cervus LP will exchange the units of Cervus LP for shares of a new class of common shares in the capital of Vasogen.

(b)

The pro-forma adjustment represents the estimated transaction costs of $2,093 related to the completion of the proposed transactions. The estimated transaction costs include $208 payable to certain Vasogen’s officers related to these transactions. In addition, approximately $124 will be paid as severances to a former Vasogen consultant on closing of this combination that are reflected in the pro-forma statements of operations for the six months ended June 30, 2009.

(c)	Transaction costs of $187 incurred and previously deferred by IPC during the six months period ended have been recorded as a debit to the shareholders’ equity.
(d)	The pro-forma adjustment represents the cancellation of 510,995 warrants of Vasogen related to the 2005 financing and reclassification of the carrying value to additional paid-in capital.
(e)

All 293,991 Vasogen’s Deferred Share Units (DSU’s) recorded as a liability with a fair value of $79 will be deemed exercised for Vasogen common shares pursuant to the terms of the Plan of Arrangement. This pro-forma adjustment represents a transfer of the previously recorded liability to shareholders equity.

(f)

The estimated fair value of approximately $25 pertaining to 150,000 options issuable by Vasogen to a consultant has been recorded as transaction cost recorded as a credit to additional paid in capital and a debit to common shares.

(g)

This pro-forma adjustment represents brokerage fee of $213 related to 94,713 common shares issuable to the broker upon closing. This adjustment related to the transaction cost will not have any impact on the shareholder’s equity as the value of shares will be recorded as a debit and credit to common shares.

(h)

This pro-forma adjustment represents the fair value of approximately $223 pertaining to 141,187 options issued by IPC to a broker upon closing and has been recorded as transaction cost recorded as a credit to additional paid in capital and a debit to common shares.

(i)	The pro-forma adjustment represents additional transactions costs of approximately $249 related to the completion of the proposed transaction.

4. SHARE CAPITAL

Share Capital as at June 30, 2009 in the pro-forma consolidated balance sheet is comprised of the following:

Common shares issued and outstanding

	Number of Shares	Amount
IPC US
Balances as at June 30, 2009 prior to proposed transaction:
- Special voting shares	10,850,000	$11
- Common shares	6,023,944	6
- Additional paid-in capital		10,482
- Common shares issuable upon closing (note 3(g))	94,713
Pro-forma adjustment related to conversion (note 4(e))	(7,482,132)

Balances as at May 31, 2009 prior to proposed transaction:
- Common shares	22,623,195	334,275
- Additional paid-in capital		17,281
Conversion of Deferred Share Units	516,575	79
Conversion of additional Deferred Share Units to be issued	25,000	3
Pro-forma adjustment re deferred transaction costs (note 3(c)		(187)
Pro-forma adjustment re other transaction costs (note 3(i)		(249)
Pro-forma adjustments (note 4(a) and 4(f))	(21,620,452)	(341,875)
Balances as at June 30, 2009 pursuant to proposed transaction:
- Common shares	11,030,843	$9.096
- Additional paid-in capital		$10,730

(a)	The pro-forma adjustment of $341,875 represents the elimination of the Vasogen deficit, while the pro-forma adjustment of $17,281 represents the elimination of New Vasogen additional paid in capital.

(b)

7237081 Canada Inc. (“IPC Newco”) was incorporated pursuant to the laws of Canada on September 4, 2009. All of the issued and outstanding IPC US Special Voting Shares will be exchanged for one IPC Newco share.

(c)	Each of the issued and outstanding IPC Opco Convertible Voting Shares will be exchanged for IPC New Shares on a one to one basis.

(d)	All of the issued and outstanding IPC US common shares held by residents of Canada will be exchanged for IPC Newco shares on a one to one basis.

(e)	Each IPC Newco Share issued and outstanding immediately prior to the amalgamation shall be exchanged for shares in the capital of New IPC (“New IPC Shares”) at the IPC Exchange Ratio.

(f)	Each New Vasogen Share issued and outstanding immediately prior to the amalgamation shall be exchanged for New IPC Shares on the basis of the Vasogen Exchange Ratio.

(g)

Subject to the completion of the Arrangement and pursuant to the terms of the merger agreement between IPC US, IPC Newco US., , IPC Newco, New Vasogen, New IPC will issue New IPC shares in exchange for IPC US shares that were outstanding immediately prior to the Merger based on the IPC Exchange Ratio set out in the Plan of Arrangement.

(h)

Each of the Vasogen options will be exchanged for an equivalent number of New Vasogen Options. Subsequently, each outstanding New Vasogen Option, whether or not vested will be exchanged for each of New Vasogen option held as is determined on the basis of the same exchange ratio as the Vasogen Shares.

(i)

Each of the 2006 and 2007 Vasogen warrants will be exchanged for an equivalent number of New Vasogen warrants. Subsequently, each of the New Vasogen warrants will become such number of New IPC Warrants of each New Vasogen Warrant as determined on the basis of the same exchange ratio as the New Vasogen Shares. As disclosed in note 3(d) the 2005 Vasogen Warrants will be cancelled in exchange for the payment by New Vasogen to each holder of such Vasogen 2005 Warrants of U.S.$0.021 multiplied by the number of Vasogen Shares to which such Vasogen 2005 Warrants relate.

(j)

All outstanding 516,575 Deferred Share Units (DSUs) of Vasogen (293,991 DSUs recorded as liability and 225,584 recorded as equity) will be exercised and converted into Vasogen common shares prior to the amalgamation. Upon amalgamation, these Vasogen shares will be then converted into New IPC shares as described above in Note 4(f). In addition, approximately 25,000 additional DSUs with an approximate fair value of $3 may be issued to the Vasogen’s board of directors up to the date of the closing will also be exercised and converted into Vasogen common shares prior to the amalgamation.

(k)

Each outstanding IPC US Option that has not been duly exercised prior to the Effective Time, as defined in the Plan of Arrangement, whether or not vested, will be exchanged for such number of New IPC Options for each IPC US Option held on the basis of the IPC Exchange Ratio and the exercise price per New IPC Share issuable upon exercise of each New IPC Option will be equal to the quotient obtained by dividing the exercise price per IPC US Common Share of such IPC US Option by such exchange ratio, rounded up to the nearest cent.

(l)

The performance based stock option agreement dated September 10, 2004 pursuant to which Drs.  Isa and Amina Odidi are entitled to purchase up to 5,000,000 IPC US common shares which, following the Effective Time, will entitle the holder to purchase up to 2,795,308 New IPC Shares upon payment of $3.58 per share assuming an IPC Exchange Ratio of 0.55906.

(m)

Upon the completion of the Plan of Arrangement, the existing shareholders of IPC and Vasogen will own approximately 9,486,525 and 1,544,318 New IPC shares respectively assuming a Vasogen Exchange Ratio of 0.0667 and an IPC Exchange Ratio of 0.55906. The Vasogen Exchange Ratio may range between 0.05 and 0.10. The IPC Exchange Ratio may range between 0.419296 and 0.838592.

(n)

Loss per share is calculated based on weighted average number of shares of 11,030,843 is calculated based on the assumption that this transaction is effective at the beginning of year and there were no share issuances in the six months ended June 30, 2009.

All terms herein not defined shall have the meanings described in the Plan of Arrangement or the Joint Circular as applicable.

5. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the “Cervus Agreement”), prior to the Effective Date (as defined in the plan of arrangement attached as Exhibit “A” to the Cervus Agreement), Vasogen and New Vasogen will enter into an indemnity agreement (the “Indemnity Agreement”).

The Indemnity Agreement is designed to provide Vasogen, following the completion of the plan of arrangement, with indemnification from New Vasogen, the resulting entity that will carry on the business previously carried on by Vasogen, for claims relating to Vasogen’s and New Vasogen’s business that are brought against Vasogen in the future, subject to certain conditions and limitations.

New Vasogen’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement are limited to an aggregate of Cdn$1,455 with a threshold amount of Cdn$50 before there is an obligation to make a compensation payment.

If the proposed transaction with IPC is completed, New IPC will assume all obligations and liabilities of New Vasogen pursuant to the Indemnity Agreement.

APPENDIX “L”

NEW VASOGEN AUDITED BALANCE SHEET AS AT AUGUST 27, 2009

AUDITORS’ REPORT

To the Directors of 7231971 Canada Inc. (New Vasogen)

We have audited the balance sheet of 7231971 Canada Inc. (New Vasogen) as at August 27, 2009.  This financial statement is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement.  An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company as at August 27, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 15, 2009

7231971 CANADA INC.

(NEW VASOGEN)

Balance Sheet

August 27, 2009

Assets

Cash	$1

Shareholder’s Equity

Share capital (note 3)	$1

See accompanying notes to balance sheet.

1

1.                          Basis of presentation:

7231971 Canada Inc. (“New Vasogen” or the “Company”) was incorporated pursuant to the laws of Canada on August 27, 2009 and has not carried on any active business since incorporation.  The Company was created to participate in the transactions contemplated by an agreement as described below:

On August 14, 2009, Vasogen Inc. (“Vasogen”) entered into an agreement with Cervus LP and Cervus GP Ltd. (the “Cervus Agreement”) which, once completed, will result in Vasogen raising $7,500,000 of non-dilutive financing.  The Cervus Agreement involves a number of transactions to be completed pursuant to a court approved plan of arrangement (the “Plan of Arrangement”) which will ultimately result in the transfer of all assets, liabilities and operations of Vasogen, with the exception of Vasogen’s tax accounts and certain receivables, to 7232004 Canada Inc. (“Vasogen SubCo”), as well as the issuance of common shares of New Vasogen to the shareholders of Vasogen equal to the number of common shares of Vasogen outstanding at the date of the transfer.

Pursuant to the Cervus Agreement, prior to the Effective Date, Vasogen and Vasogen Newco will enter into an indemnity agreement (the “Indemnity Agreement”).

The Indemnity Agreement is designed to provide Vasogen, following the completion of the Plan of Arrangement, with indemnification from New Vasogen, the resulting entity that will carry on the business previously carried on by Vasogen, for claims relating to Vasogen’s and New Vasogen’s business that are brought against Vasogen in the future, subject to certain conditions and limitations.

New Vasogen’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement) are limited to an aggregate of $1,455,000 with a threshold amount of $50,000 before there is an obligation to make a compensation payment.

On August 14, 2009, Vasogen also entered into an arrangement with IntelliPharmaCeutics Ltd. and IntelliPharmaCeutics Corp. (collectively “IPC”) pursuant to which the Plan of Arrangement will be undertaken.  Pursuant to a series of steps in the Plan of Arrangement, 7237081 Canada Inc. (“IPC NewCo”) and New Vasogen will combine to become IntelliPharmaCeutics International Inc. (“New IPC”).

If the proposed transaction with IPC is completed, New IPC will assume all obligations and liabilities of New Vasogen pursuant to the Indemnity Agreement.

1.                          Basis of presentation (continued):

As a step in the Plan of Arrangement, Vasogen SubCo will be wound up and will transfer to New Vasogen all of the property, liabilities and assets of Vasogen SubCo.  Vasogen SubCo will then be dissolved pursuant to the Plan of Arrangement.

The transaction is subject to court and shareholder approval and is expected to close on or around October 21, 2009.

2.                          Significant accounting policies:

The balance sheet of the Company has been prepared in accordance with Canadian generally accepted accounting principles.

3.                          Share capital:

Authorized:
Unlimited common shares without par value
Issued and outstanding:
1 common share	$1

2

APPENDIX “M”

VASOGEN SUBCO AUDITED BALANCE SHEET AS AT AUGUST 27, 2009

AUDITORS’ REPORT

To the Directors of 7232004 Canada Inc. (Vasogen SubCo)

We have audited the balance sheet of 7232004 Canada Inc. (Vasogen SubCo) as at August 27, 2009.  This financial statement is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement.  An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company as at August 27, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 15, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

7232004 CANADA INC.

(VASOGEN SUBCO)

Balance Sheet

August 27, 2009

Assets

Cash	$1

Shareholder’s Equity

Capital stock (note 3)	$1

See accompanying notes to balance sheet.

1

1.                          Basis of presentation:

7232004 Canada Inc. (“Vasogen SubCo” or the “Company”) was incorporated pursuant to the laws of Canada on August 27, 2009 and has not carried on any active business since incorporation.  The Company was created to participate in the transactions contemplated by an agreement as described below:

On August 14, 2009, Vasogen Inc. (“Vasogen”) entered into an agreement with Cervus LP and Cervus GP Ltd. (the “Cervus Agreement”) which, once completed, will result in Vasogen raising $7,500,000 of non-dilutive financing.  The Cervus Agreement involves a number of transactions to be completed pursuant to a court approved plan of arrangement (the “Plan of Arrangement”) which will ultimately result in the transfer of all assets, liabilities and operations of Vasogen, with the exception of Vasogen’s tax accounts and certain receivables, to Vasogen SubCo, as well as the issuance of common shares of 7231971 Canada Inc. (“New Vasogen”) to the shareholders of Vasogen equal to the number of common shares of Vasogen outstanding at the date of the transfer.

On August 14, 2009, Vasogen also entered into an arrangement with IntelliPharmaceutics Ltd. and IntelliPharmaCeutics Corp. (collectively, “IPC”) pursuant to which the Plan of Arrangement will be undertaken.  Pursuant to a series of steps in the Plan of Arrangement, 7237081 Canada Inc. (“IPC NewCo”) and New Vasogen will combine to become IntelliPharmaCeutics International Inc. (“New IPC”).

As a step in the Plan of Arrangement, Vasogen SubCo will be wound up and will transfer to New Vasogen all of the property, liabilities and assets of Vasogen SubCo.  Vasogen SubCo will then be dissolved pursuant to the Plan of Arrangement.

The transaction is subject to court and shareholder approval and is expected to close on or around October 21, 2009.

2.                          Significant accounting policies:

The balance sheet of the Company has been prepared in accordance with Canadian generally accepted accounting principles.

3.                          Capital stock:

Authorized:
Unlimited common shares without par value
Issued and outstanding:
1 common share	$1

2

APPENDIX “N”

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190.      (1)  Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)                                amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)                               amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)                                amalgamate otherwise than under section 184;

(d)                               be continued under section 188;

(e)                                sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)                                  carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)                                 A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)                     The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)                              In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)                              A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)                              A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)                              The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)                              A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)                                the shareholder’s name and address;

(b)                               the number and class of shares in respect of which the shareholder dissents; and

(c)                                a demand for payment of the fair value of such shares.

Share certificate

(8)                              A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)                              A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)                        A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)                        On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)                                the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)                               the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)                                the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)                        A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)                                a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)                               if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)                        Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)                        Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)                        Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)                        If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)                        An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)                        A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

2

Parties

(19)                        On an application to a court under subsection (15) or (16),

(a)                                all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)                               the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)                        On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)                        A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)                        The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)                        A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)                        If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)                        If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)                                withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)                               retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)                        A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)                                the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)                               the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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APPENDIX “O”

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

APPENDIX “P”

NEW OPTION PLAN

(Effective •, 2009)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)                                  “Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

(b)                                 “Black Out Period” means the period during which designated persons cannot trade Common Shares pursuant to any policy of the Corporation respecting restrictions on trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation, or in respect of an insider, that insider, is subject);

(c)                                  “Business Day” means each day other than a Saturday, Sunday or statutory holiday in Ontario;

(d)                                 “Committee” means the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan, which includes any compensation committee of the board;

(e)                                  “Common Shares” means the Common Shares of the Corporation, as adjusted in accordance with the provisions of Section 4.06 of the Plan;

(f)                                    “Consultant” means a person, other than an employee or a director of the Corporation or of any Designated Affiliate of the Corporation, that:

(i)                                   is engaged to provide services to the Corporation or any Designated Affiliate of the Corporation, other than services provided in relation to a distribution;

(ii)                                provides the services under a written contract with the Corporation or any Designated Affiliate of the Corporation; and

(iii)                             spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or any Designated Affiliate of the Corporation;

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

(g)                                 “Consulting Contract” means any contract between the Corporation or any Designated Affiliate of the Corporation and any Eligible Consultant relating to, or entered into in connection with, services to be provided to the Corporation or a Designated Affiliate by the Eligible Consultant;

(h)                                 “Corporation” means IntelliPharmaCeutics International Inc., a corporation amalgamated under the Act and its successors and assigns;

(i)                                     “Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(j)                                     “Directors” means the board of directors of the Corporation from time to time;

(k)                                  “Eligible Consultants” means Consultants of the Corporation or any Designated Affiliate of the Corporation;

(l)                                     “Eligible Directors” means the Directors or the directors of any Designated Affiliate of the Corporation from time to time;

(m)                               “Eligible Employees” means employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate of the Corporation;

(n)                                 “Employment Contract” means any contract between the Corporation or any Designated Affiliate of the Corporation and any Eligible Employee relating to, or entered into in connection with, the employment of the Eligible Employee or between the Corporation or a Designated Affiliate and an Eligible Director with respect to his or her directorship or resignation therefrom;

(o)                                 “Market Price” means the volume weighted average trading price of the Common Shares on the Stock Exchange, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date, calculated in accordance with the rules of such stock exchange;

(p)                                 “Option” means an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(q)                                 “Optionee” means a Participant to whom an Option has been granted pursuant to the Plan;

(r)                                    “Option Period” means the period of time during which the particular Option may be exercised and commences on the date of the grant of the Option, unless otherwise specified by the Committee;

(s)                                  “Participant” means each Eligible Employee, Eligible Director and Eligible Consultant;

(t)                                    “Plan” means this stock option plan; and

(u)                                 “Stock Exchange” means the Toronto Stock Exchange or if not listed on this exchange any other stock exchange upon which the Common Shares are listed for trading.

Section 1.2 Securities Definitions

In the Plan, the terms “affiliate”, “associate” and “insider” shall have the meanings given to such terms in the Securities Act (Ontario). The term “affiliate” shall include those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnership, trusts, income trusts or investment trusts or any other organized entity issuing securities. The term “insider” shall include associates and affiliates of the insider.

Section 1.3 Headings

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.4 Context, Construction

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.5 References to this Plan

The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.6 Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.1 Purpose of the Plan

The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, officers, directors and consultants of the Corporation and the Designated Affiliates of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees, officers, directors and consultants of the Corporation and Designated Affiliates of the Corporation, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees, directors and consultants due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.2 Administration of the Plan

The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan.  All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation.  No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and

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held harmless by the Corporation with respect to any such action taken or determination or interpretation made.  The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan.  All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.3 Delegation to Committee

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors, including any compensation committee of the Directors, which delegation may be revoked at any time.

Section 2.4 Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)                                  the name and address of each Optionee;

(b)                                 the number of Common Shares subject to Options granted to each Optionee; and

(c)                                  the aggregate number of Common Shares subject to Options.

Section 2.5 Determination of Participants and Participation

The Committee shall from time to time determine the Participants who may participate in the Plan.  The Committee shall from time to time determine the number of Common Shares to be issued to the Participants to whom Options shall be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.6 Number of Shares Available under the Plan

There shall be available at all times for issuance under the Plan that number of Common Shares as is equal to 10% (on a non-diluted basis) of the number of issued and outstanding Common Shares of the Corporation from time to time.  For greater certainty, the number of Common Shares available for issuance under the Plan shall not be decreased as a result of the issuance of Common Shares upon the exercise of Options nor increased upon the surrender, termination or expiry of Options unexercised in whole or in part. If the Corporation repurchases for cancellation Common Shares such that the foregoing percent test is not met following such repurchase, this shall not constitute non-compliance under the Plan.

ARTICLE 3
STOCK OPTION PLAN

Section 3.1 The Stock Option Plan and Participants

A stock option plan is hereby established for Eligible Employees, Eligible Directors and Eligible Consultants.

Section 3.2 Exercise Price

The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not lower than the Market Price of the Common Shares at the time the Option is granted, and if the Common Shares are not listed on a stock exchange, the fair market value of the Common Shares at the time the Option is granted as determined by the Committee.

Section 3.3 Grant of Option

The date of grant of an Option shall be within 10 years of the approval of this plan as established under Section 3.01.

Section 3.4 Term of Option

(a)                                  The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to any Employment Contract or Consulting Contract, provided that no Option Period shall exceed 10 years.

(b)                                 Should the expiration date for an Option fall within a Black Out Period or within nine Business Days following the expiration of a Black Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan, provided that in no event shall the Option

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Period exceed 10 years. Notwithstanding Section 4.02, the ten Business Day period referred to in this Section 3.04(b) may not be extended by the Committee.

Section 3.5 Limit on Options to be Exercised

Unless otherwise determined by the Committee, Options may be exercised (in each case to the nearest full share), during the Option Period as follows:

(a)                                  at any time during the Option Period after the end of the first year thereof, the Participant may purchase up to one third of the total number of Common Shares purchaseable pursuant to the Option;

(b)                                 at any time during the Option Period after the end of the second year thereof, the Participant may purchase an additional one third of the total number of Common Shares purchaseable pursuant to the Option plus any Common Shares not purchased in accordance with subparagraph 3.04(a); and

(c)                                  at any time during the Option Period after the expiration of the third year thereof, the Participant may purchase any Common Shares purchaseable pursuant to the Option not purchased in accordance with subparagraphs 3.04(a) and (b).

Section 3.6 Eligible Participants on Exercise

An Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period as specified in Section 3.05, provided however that, except as otherwise specifically provided in Section 3.09 or Section 3.10 hereof or in any Employment Contract or Consulting Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a)                                  in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan;

(b)                                 in the case of an Eligible Director who is not also an Eligible Employee, a director of the Corporation or a Designated Affiliate and has been such a director continuously since the date of grant of such Option; and

(c)                                  in the case of an Eligible Consultant, a Consultant of the Corporation or a Designated Affiliate and has been a such a Consultant continuously since the date of grant of such Option.

Section 3.7 Payment of Exercise Price

The issue of Common Shares on exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise.  No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option, unless and until certificates for such Common Shares are issued to such Optionee, or them, under the terms of the Plan.  Subject to Section 3.11 hereof, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 3.8 Acceleration on Take-over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or any of the issued and outstanding Common Shares, then all Options outstanding become immediately exercisable, notwithstanding Section 3.05 hereof, in order to permit Common Shares issuable under such Options to be tendered to such bid.

Section 3.9 Effect of Death

If a Participant dies while an Optionee, any Option held by such Optionee at the date of death shall thereafter be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of 180 days after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner and then only to the extent that such Optionee was entitled to exercise the Option at the date of death of such Optionee.  This Section 3.09 is subject to any Employment Agreement, Consulting Agreement or any other agreement to which the Corporation or its Designated Affiliates is a party with respect to the rights of such Participant upon Termination or change in control of the Corporation.

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Section 3.10 Effect of Termination

If a Participant shall:

(a)                                  cease to be a director of the Corporation and any of its Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death);

(b)                                 cease to be employed by, or be an officer of, the Corporation and any of its Designated Affiliates (and is not or does not continue to be a director thereof), for any reason (other than death), including circumstances involving receipt of notice from the Corporation or any of its Designated Affiliates of the termination of his or her Employment Contract; or

(c)                                  cease to be engaged by, or be a Consultant of the Corporation and any of its Designated Affiliates, for any reason (other than death), including circumstances involving receipt of notice from the Corporation or any of its Designated Affiliates of the termination of his, her or its Consulting Contract;

(collectively, “Termination”) such Participant may, but only within 120 days next succeeding such Termination, exercise his or her Options to the extent that such Participant was entitled to exercise such options at the date of such Termination, provided that in no event shall such right extend beyond the Option Period. This Section 3.10 is subject to any Employment Agreement, Consulting Agreement or any other agreement to which the Corporation or its Designated Affiliates is a party with respect to the rights of such Participant upon Termination or change in control of the Corporation.

Section 3.11 Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation.  If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any Option exercise price paid to the Corporation shall be returned to the Participant.

ARTICLE 4
GENERAL

Section 4.1 Effective Date of the Plan

The Plan shall become effective upon a date to be determined by the Directors.

Section 4.2 Amendment or Discontinuance of the Plan

The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan or any Options granted pursuant to the Plan, provided that any amendment, modification or change to the provisions of the Plan or any Options granted pursuant to the Plan shall:

(a)                                 not adversely alter or impair any Option previously granted except as permitted by Section 4.06 hereof;

(b)                                 be subject to any regulatory approvals, where required, including the approval of the Stock Exchange, where required;

(c)                                 be subject to shareholder approval in accordance with the rules of the Stock Exchange in circumstances where the amendment, modification or change to the Plan or Option would:

(i)                                  reduce the exercise price of an Option held by an insider of the Corporation;

(ii)                               extend the term of an Option held by an insider beyond the original expiration date (subject to such date being extended by virtue of Section 3.04(b));

(iii)                            increase the fixed maximum percentage of Common Shares which may be issued pursuant to the Plan; or

(iv)                           amend this Section 4.02;

(d)                                not be subject to shareholder approval in any circumstance (other than those listed in (c) above), including, but not limited to, circumstances where the amendment, modification or change to the Plan or Option would:

(i)                                  be of a “housekeeping nature”, including any amendment to the Plan or an Option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or an Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)                               change the exercise price of an Option to an exercise price not below the Market Price, unless the change is a reduction in the exercise price of an Option held by an insider of the Corporation;

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(iii)                            alter, extend or accelerate any vesting terms or conditions in the Plan or any Option;

(iv)                           amend or modify any mechanics for exercising any Option;

(v)                              change the expiration date (including acceleration thereof) or change any termination provision in any Option, provided that such change does not entail an extension beyond the original expiration date of such Option (subject to such date being extended by virtue of Section 3.04(b));

(vi)                           introduce a cashless exercise feature, payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan maximum;

(vii)                        change the application of Section 4.06 (Adjustment in Number of Shares Subject to the Plan), Section 4.07 (Consolidation, Merger etc.) or Section 4.08 (Take-over Bids) of the Plan;

(viii)                     add a form of financial assistance or amend a financial assistance provision which is adopted;

(ix)                             change the eligible Participants of the Plan; or

(x)                                add a deferred or restricted share unit provision or any other provision which results in Participants receiving securities while no cash consideration is received by the Corporation.

The Directors may discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not adversely alter or impair any Option previously granted.

Section 4.3 Non-Assignable

No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 4.4 Rights as a Shareholder

No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option.  No Optionee shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of exercise of any Option.

Section 4.5 No Contract of Employment

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause.  Participation in the Plan by a Participant shall be voluntary.

Section 4.6 Adjustment in Number of Shares Subject to the Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)                                  the number of Common Shares available under the Plan;

(b)                                 the number of Common Shares subject to any Option; and

(c)                                  the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded.  All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 4.7 Consolidation, Merger, etc.

If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity, upon the exercise of an Option under the Plan, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to such event, unless the Committee otherwise determines the basis upon which such Option shall be exercisable.  The Committee may, in the circumstances of such a transaction, send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality.

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Section 4.8 Take-over Bids

(a)                                  In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror, either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may, in the circumstances of such a transaction, send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(i)                                   the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to each Optionee entitling the Optionee to acquire, upon exercise of such replacement options either: (i) the number of equity securities of the offeror and, if applicable, cash which the Optionee would have received pursuant to the take-over bid if the holder had exercised the Option immediately prior to such bid; or (ii) if the consideration payable pursuant to the bid is a combination of cash and equity securities of the offeror, the number of equity securities of the offeror, as determined by the Committee acting in good faith, that the Optionee would have received had the consideration pursuant to the bid consisted solely of equity securities; and

(ii)                                the surrender of Options and the granting of replacement options can be effected on a tax free rollover basis under the Income Tax Act (Canada).

(b)                                 In the event that the Corporation becomes the subject of an all cash take-over bid (within the meaning of the Securities Act (Ontario)) for 100% of the issued and outstanding Common Shares (the “Offer”):

(i)                                   at an Optionee’s discretion, an Optionee may elect to conditionally surrender Options before the expiry of the Offer, in lieu of exercising such Options, and to receive, upon such surrender, a cash payment to be made at the time at which an offeror takes up and pays for Common Shares under a take-over bid for all of the outstanding Common Shares (the “Effective Time”) equal to the amount, if any, by which (x) the aggregate value of the Common Shares that would have been acquired if the Options has been exercised on the effective date of such surrender (being the amount determined by multiplying the offer price per Common Share under the Offer by the number of Common Shares that would have been acquired upon the exercise of the Options so surrendered), exceeds (y) the amount determined by multiplying the applicable Exercise Price per Common Shares by the number of Common Shares that would have been acquired upon the exercise of the Options so surrendered; and

(ii)                                if Options outstanding under the Plan are not exercised under Section 3.06 of the Plan or surrendered under Section 4.08(b)(i) of the Plan and if provided for in an agreement with an offeror under the terms of an Offer, then each such remaining Option will be automatically exchanged at the Effective Time for an option to purchase shares of the offeror or an affiliate thereof in an amount and at an exercise price to be determined by the Directors or the Committee to effect the exchange on a tax free rollover basis under the Income Tax Act (Canada).

Section 4.9 No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plans.

Section 4.10 Compliance with Applicable Law:

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 4.11 Interpretation

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

*****

Approved and effective: •, 2009.

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APPENDIX “Q”

IPC US MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

JUNE 30 2009

The following management discussion and analysis is dated September 16, 2009 and should be read in conjunction with the June 30, 2009 interim consolidated financial statements of IntelliPharmaCeutics Ltd.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to IntelliPharmaCeutics Ltd. and/or IntelliPharmaCeutics Corp. as the context requires.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

The information in this document contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company and the prospects of the industry in which it operates.  These statements should be read in the context of accompanying meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results.  All statements other than statements of historical facts made in this prospectus are forward looking.  The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof, or to reflect the occurrence of unanticipated events. The Company cautions readers that actual financial and operating results and industry conditions may differ materially from those projected in “forward-looking” statements included in this report.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such “forward-looking” statements to differ from the “forward-looking” statements.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the Company.

BUSINESS OVERVIEW

The interim consolidated financial statements of the Company include the accounts of the Company and its operating affiliate, IntelliPharmaCeutics Corp. (“IPC Corp”).

IPC Corp. is engaged in research and development of controlled-release pharmaceutical products.

Controlled-release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times. Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.

The Company’s scientists have developed drug delivery technology systems that facilitate controlled-release delivery of a wide range of pharmaceuticals. These technology systems have branded collectively as the Drug Delivery Engine(™). These systems include several core technologies, which enable the Company scientists to flexibly respond to varying drug attributes and patient requirements, producing a desired controlled-release effect.

The Company applies its proprietary technology in two ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring new drug applications (“NDA”)), and (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products (requiring abbreviated new drug applications (“ANDA”)). An ANDA must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the FDA.

At present, the technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administered small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indications.

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The Company operates in the niche market created by the expiration of drug product patents and drug product exclusivity periods. This represents two potential opportunities for our Company to license its technologies and products.

For branded immediate-release (multiple-times-per-day) products, our Company can formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product. Such products can be licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that competes favourably with the generic immediate-release competition that arises on expiry of the original patent(s).

For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, our Company can formulate generic products which are bioequivalent to the branded products. Our scientists have done so for over a half-dozen drug products previously, on a private contract basis with third-party companies that cannot be disclosed because of confidentiality obligations of our scientists under their prior development agreements.  Such products can be licensed to and sold by distributors of generic products..

Large pharmaceutical companies may license our improved products for life-cycle management and franchise extension of their branded products as they came off patent. With impending loss of branded product revenues, a new product such as ours, which offers the advantage of once-a-day dosing, should be very attractive to a large pharmaceutical company facing revenue loss in a patented branded-product franchise. .

Manufacturers and distributors of generic drugs may license the Company’s technologies and products. The generic once-a-day products may represent a cost-effective opportunity for generic distributors to add valuable generic products to their portfolios.

In line with it’s business development initiatives, the Company has 3 active drug development agreements in place, 2 for the development of ANDA products and 1 for an NDA product.  Typical material terms are subject to negotiation and may include:

(i)            identification and specification of a target drug product and a development timetable;

(ii)           a license to the client for the technology actually used in the delivery formulation;

(iii)          a payment at the time of execution;

(iv)          milestone payments for the successful accomplishment of key objectives, such as initiation of or successful bioavailability/bioequivalence or clinical studies, successful scale-up/manufacture to submission batch size, regulatory filing or approval;

(v)           bonuses for being first or early to make a regulatory filing or obtain regulatory approval;

(vi)          royalties or share of profits from commercial sales; and

(vii)         technology reversion clauses which operate to return all rights in the delivery technologies to the Company when projects or commercial sales which are terminated.

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CRITICAL ACCOUNTING POLICIES

Use of estimates

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Significant estimates required for the preparation of the interim consolidated financial statements included were those related to determination of units of accounting for revenue recognition, the expected term of the Company’s continued involvement in the research and development of each contract, impairments of long-lived assets, investment tax credits, deferred income tax assets, research and development costs, fair value measurements, fair value option for financial assets and financial liabilities and stock-based compensation.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, payments for research and development services that are not covered in the development agreements such as scale-up and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Investment tax credits

The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the period and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval.  Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Stock-based compensation

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-based Payment (“Statement 123(R)”). This statement replaces FASB Statement No. 123, Accounting for Stock-based Compensation (“Statement 123”) and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) requires all share-based compensation, including grants of employee stock options, be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. The Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

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Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense. Note 10 to the June 30, 2009 interim consolidated financial statements provides detailed disclosure of the Company’s stock options.

Income taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 effective January 1, 2007.  The adoption of FIN 48 had no material effect on the financial position, operations or cash flow of the Company.  Please see Note 11 to the June 30, 2009 interim consolidated financial statements for further discussion of the Company’s income taxes.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating and net capital losses, and which has been recognized in accordance with FIN 48, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on its use of its net operating and net capital loss carry-forwards.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period ending on or after December 15, 2008. SFAS 141R, as amended, retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting.  It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development costs at fair value and requires the expensing of acquisition-related costs as incurred.  The Company was required to adopt SFAS No. 141(R) effective January 1, 2009. This had no impact on the Company’s interim consolidated financial statements for the periods ended June 30, 2009.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”), which will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity within the consolidated balance sheet. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited.  SFAS 160 provides guidance for the accounting, reporting and disclosure of non-controlling interests, previously referred to as minority interests.  A non-controlling interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The Company was required to adopt SFAS No. 141(R) and SFAS No. 160 effective January 1, 2009. This had no impact on the Company’s interim consolidated financial statements for the periods ended June 30, 2009.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS 141(R)-1”).  FSP FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to address application issues with respect to initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  The FSP is effective for fiscal years beginning after December 15, 2008.  The Company was required to adopt FSP FAS 141(R)-1 effective January 1, 2009. As the Company did not acquire any businesses during the first six

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months of 2009, the adoption of SFAS No. 141(R) and FSP FAS 141(R)-1 has had no impact on the Company’s interim consolidated statements.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”).  FSP FAS 157-4 provides additional guidance on the application of SFAS No. 157 in determining when a market is not active and whether a transaction is not orderly.  FSP FAS 157-4 also amends SFAS No. 157 to require disclosures in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The FSP is effective for financial statements issued after June 15, 2009, with early application permitted. This had no impact on the Company’s interim consolidated financial statements for the periods ended June 30, 2009.

FUTURE ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“SFAS 168”).  On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and standards.  All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

On May 28, 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”).  SFAS No. 165 applies to all entities, and provides guidance on management’s assessment of events that occur after the balance sheet date but before the issuance of the financial statements.  It distinguishes between subsequent events that should and should not be recognized in the financial statements, requires disclosure of the date through which subsequent events were evaluated, and requires disclosure of certain non recognized subsequent events. It requires that management assess subsequent events for both interim and annual reporting periods.  SFAS No. 165 is not expected to significantly change practice because its guidance is similar to that in previously-existing U.S. auditing literature for assessing and disclosing subsequent events.  Rather, SFAS No. 165 represents guidance directed specifically to management.  It is effective prospectively for interim or annual financial statements issued after June 15, 2009.   The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”).  FSP FAS 115-2 amends existing guidance for determining whether an other than temporary impairment of debt securities has occurred.  The FSP is effective for financial statements issued after June 15, 2009.  The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” (FSP FAS 107-1 and APB 28-1”).  FSP FAS 107 and APB 28-1 amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments in interim as well as annual financial statements.  FSP FAS 107-1 and APB 28-1 also amends APB Opinion No 28, “Interim Financial Reporting, “to require those disclosures in all interim financial statements.  This standard is effective for periods ending after June 15, 2009.  The Company is currently evaluating the impact of FSP SFAS 107-1 will have on its financial statements upon its adoption.

On June 12, 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 (“SFAS No. 166”).  SFAS No. 166 reflects the FASB’s response to issues that entities have encountered with respect to applying FASB Statement No. 140 (“SFAS No. 140”).  It also addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by SFAS No. 140 in the wake of the subprime mortgage crisis and the global credit market deterioration and is intended to improve the accounting for transfers of financial assets.  SFAS No. 166 is effective for financial asset transfers occurring after the

5

beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company will therefore adopt SFAS No. 166 on January 1, 2010.  The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

On June 12, 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”).  SFAS No. 167 amends the consolidation guidance that applies to variable interest entities (VIEs), and will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R) (“FIN 46(R)”).  The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R) as well as qualifying special-purpose entities that are outside of its scope.  An enterprise will need to reconsider its previous FIN 46(R) conclusions, including 1) whether an entity is a VIE, 2) whether the enterprise is the VIE’s primary beneficiary, and 3) what type of financial statement disclosures are required.  SFAS No. 167 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company is currently evaluating the impact that SFAS No. 167 will have on its financial statements upon its adoption on January 1, 2010.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The Company’s exposure to market risk is limited to interest rate sensitivity, which is affected by changes in the general level of interest rates.  Due to the fact that our cash is deposited with major financial institutions, management believes that the Company is not subject to any material interest rate risk as it relates to interest income.

The Company had no foreign currency hedges or other derivative financial instruments as of June 30, 2009 and it does not enter into financial instruments for trading or speculative purposes and do not currently utilize derivative financial instruments.

INTERIM CONSOLIDATED RESULTS OF OPERATIONS

					Dollar & Percentage Change
	Three months ended		Six months ended		Three months ended		Six months ended
	Jun-30		Jun-30		Jun-30		Jun-30
	2009	2008	2009	2008	2009 vs 2008		2009 vs 2008
Revenue:
Research and development	$118,460	$268,426	$342,832	$979,576	$(149,966)	-55.9%	$(636,744)	-65.0%
	118,460	268,426	342,832	979,576	(149,966)	-55.9%	(636,744)	-65.0%

Expenses:
Cost of Revenue	87,077	381,251	114,196	732,221	(294,174)	-77.2%	(618,025)	-84.4%
Research and development	253,226	83,690	660,017	160,732	169,536	202.6%	499,285	310.6%
Selling, general and administrative	202,261	200,421	322,147	377,411	1,840	0.9%	(55,264)	-14.6%
Depreciation	103,939	136,186	201,649	332,300	(32,247)	-23.7%	(130,651)	-39.3%
	646,503	801,548	1,298,009	1,602,664	(155,045)	-19.3%	(304,655)	-19.0%

Loss before the undernoted	(528,043)	(533,122)	(955,177)	(623,088)	5,079	-1.0%	(332,089)	53.3%

Foreign exchange gain (loss)	319,106	56,312	186,629	(160,301)	262,794	466.7%	346,930	-216.4%
Interest income	225	25,038	1,518	58,301	(24,813)	-99.1%	(56,783)	-97.4%
Interest expense	(15,950)	(18,563)	(30,642)	(42,500)	2,613	-14.1%	11,858	-27.9%

Net Loss for the period	(224,662)	(470,335)	(797,672)	(767,588)	245,673	-52.2%	(30,084)	3.9%

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Three-Month Period Ended June 30, 2009 Compared to Three-Month Period Ended June 30, 2008

Revenue

The Company recorded revenues of $118,460 for the three months ended June 30, 2009 versus $268,426 for the same period in 2008.  Revenue in the first quarter of 2009 was primarily comprised of upfront fees of $111,992, being a portion of upfront fees previously deferred that is recognized in this period. There were no consulting fees or cost reimbursement revenue recognized in the three month period ended June 30, 2009 compared to upfront fees of $165,486, consulting fees of $57,880 and cost reimbursements of $45,060 revenue recognized for the same period in 2008.  The decrease in revenue is due to the Company working on fewer partnered projects than during the same period in 2008.

Cost of Revenue

Expenditures for research and development decreased to $87,077 for the three months ended June 30, 2009 compared to $381,251 for the same period in 2008, a decrease of $294,174 or 77%.  This decrease in cost of revenue was due to the Company being engaged in fewer activities on its partnered projects compared to the same period in 2008. In addition, the Company had to cut its staffing primarily among research and development technical staff along with a reduction in salaries to minimize its expenditure.

Research and Development

Expenditures for research and development increased to $253,226 for the three months ended June 30, 2009 compared to $83,690 for the same period in 2008, an increase of $169,536 or 203%.  Several in-house projects were scaled and submission batches manufactured during the period in 2009, this activity was not at the same level during the same period in 2008.

Selling, General and Administrative

Selling general and administrative expenses were $202,261 for the three months ended June 30, 2009 as compared to $200,421 for the three months ended June 30, 2008, an increase of $1,840 or 0.9%. Wages and benefits, and marketing costs were lower in this period, however, administrative costs were considerably higher than in the prior year period. The difference was primarily driven by larger expenses in professional fees.

Expenditure for wages and benefits decreased to $81,252 for the three months ended June 30, 2009 compared to $94,307 for the same period in 2008, a decrease of $13,055 or 13.8%.   This is attributable to a decrease in administrative staffing salaries in the period ending June 30, 2009 compared to the prior period.

Administrative costs were $90,098 for the three months ended June 30, 2009 compared to $ 51,880 for the same period in 2008, an increase of $38,218 or 73.7%.  The increase is primarily due to an increase in financing, accounting and legal costs because of an ongoing business transaction.

Marketing costs were $17,058 compared to $39,160 for the same period in 2008, a decrease of $22,102 or 56.4%.  The reduction in marketing costs was due to decrease primarily in travel expenses for business development during this period.

Occupancy costs decreased to $13,853 for the three months ended June 30, 2009 from $15,074 for the same period in 2008.  The decrease of $1,221 or 8.1% was mainly due to the US dollar exchange difference form one period to the other.

Depreciation

Depreciation expense was $103,939 for the three months ended June 30, 2009 representing a decrease of $32,247 or 23.7% as compared to the same period in 2008.  This decrease was primarily due to reduced investment in property and equipment and leasehold improvements as the Company cut down expenses until financing could be secured.

Foreign Exchange (Loss) Gain

Gain on foreign exchange was $319,106 for the three months ended June 30, 2009 compared to a gain of $56,312 for the same period in 2008.  The higher gain for the three months ended June 30, 2009 in comparison to the same period in 2008 was due to the strengthening of the US dollar against the Canadian dollar from $1.00 (US) for $1.0186 (Cdn) at June 30, 2008 to $1.00 (US) for $1.1625 (Cdn) at June 30, 2009. Over the course of the three months period, the exchange rate averaged $1.00 (US) for $1.1672 (Cdn).

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Interest Income

Income from interest decreased to $225 for the three months ended June 30, 2009 as compared to $25,038 for the same period in 2008 an decrease of $24,813 or 99% due to lower cash balances in the Company’s accounts during the period ended June 30, 2009.

Interest Expense

The interest expense decreased to $15,950 for the three months ended June 30, 2009 from $18,563 for the same period in 2008; a decrease of $2,613 or 14.1%. This decrease is reflective of the decrease in capital leases outstanding in the three months ended June 30, 2009 compared to the same period in 2008.

Six-Month Period Ended June 30, 2009 Compared to Six-Month Period Ended June 30, 2008

Revenue

The Company recorded revenues of $342,832 for the six months ended June 30, 2009 versus $979,576 for the same period in 2008. Revenue in the first two quarters of 2009 was comprised of upfront fees of $227,500, research and development service fees of $113,963 and cost reimbursements in the amount of $1,369 compared to upfront fees of $388,164, research and development service fees of $526,862 and cost reimbursements in the amount of $64,550 in the same period in 2008.  The decrease in revenue can be primarily attributed to the Company having more scale up activity with its partnered projects in 2008, compared to 2009 when the Company wasn’t as actively involved in scale up services for its partnered projects.

Cost of Revenue

Expenditures for research and development decreased to $114,196 for the six months ended June 30, 2009 compared to $732,221 for the same period in 2008, a decrease of $618,025 or 84%.  The difference is due to less activity on partnered projects in the first six months of 2009 compared to 2008.

Research and Development

Expenditures for research and development increased to $660,017 for the six months ended June 30, 2009 compared to $160,732 for the same period in 2008, an increase of $499,285 or 311%.  The Company performed more activity on it’s own development projects in the six months ended June 30, 2009, compared to the same period in 2008.

Selling, General and Administrative

Selling, general and administrative expenses were $322,147 for the six months ended June 30, 2009 as compared to $377,411 for the six months ended June 30, 2008, a difference of $55,264 or 14.6%.  The increase is due to significant expenses related to legal fees and audit fees offset by a decrease in wages, marketing cost and occupancy costs.

Expenditure for wages and benefits decreased to $165,358 for the six months ended June 30, 2009 compared to $191,758 for the same period in 2008, a decrease of $26,400 or 13.8%.   This is attributable to a decrease in administrative staffing levels and salary reductions in the period ending June 30, 2009 compared to the prior period.

Administrative costs were $105,700 for the six months ended June 30, 2009 compared to $ 80,313 for the same period in 2008, an increase of $25,387 or 31.6%.  The increase is primarily due to an increase in accounting and legal costs.

Marketing costs were $23,871, a decrease of $46,204 or 65.9% from the same period in 2008.  The reduction in marketing costs was due to decrease primarily in travel and accommodation during this period.

Occupancy costs decreased to $27,218 for the six months ended June 30, 2009 from $35,265 for the same period in 2008 a decrease of $8,047 or 22.8%.  The decrease was mainly due to the US dollar exchange difference from the period ended June 30, 2009 to the period ended June 30, 2008.

Depreciation

Depreciation expense was $201,649 for the first six months of 2009 representing a decrease of $130,651 or 39.3% as compared to the same period in 2008 primarily due to reduced investment in property and equipment and leasehold improvements as the Company cut down on investments until financing could be secured.

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Foreign Exchange (Loss) Gain

Gain on foreign exchange was $186,629 for the six months ended June 30, 2009 compared to a loss of $160,301 for the same period in 2008.  The higher gain for the six months ended June 30, 2009 in comparison to the same period in 2008 was due to the strengthening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.0186 (Cdn) at June 30, 2008 to $1.00 (US) for $1.1625 (Cdn) at June 30, 2009. Over the course of the six months period ended June 30, 2009 the exchange rate averaged $1.00 (US) for $1.2062 (Cdn).

Interest Income

Interest income decreased to $1,518 for the six months ended June 30, 2009 as compared to $58,301 for the same period in 2008 an increase of $56,785 or 97.4%. Interest income is generated from short term investments in the Company’s accounts, and the cash balance was significantly higher in the 2008 period.

Interest Expense

The interest expense decreased to $30,642 for the six months ended June 30, 2009 from $42,500 for the same period in 2008 a decrease of $11,858 or 27.9%.  The amount outstanding on a related party loan which accrues interest at 6% annually was higher at the end of Q1 2008 versus Q1 2009.  In addition, an outstanding interest amount was paid during the second quarter of 2008.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenues	Net Loss	Loss per share
June 30, 2009	118,460	(224,662)	(0.01)
March 31, 2009	224,372	(573,012)	(0.03)
December 31,2008	117,740	(2,081,991)	(0.12)
September 30,2008	180,388	(915,596)	(0.05)
June 30, 2008	268,426	(470,335)	(0.03)
March 31, 2008	711,150	(297,252)	(0.02)
December 31, 2007	519,033	(373,984)	(0.02)
September 30, 2007	444,903	(885,932)	(0.05)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

					Dollar & percentage Change
	Three months ended		Six months ended		Three months ended		Six months ended
	Jun-30		Jun-30		Jun-30		Jun-30
	2009	2008	2009	2008	2009 vs 2008		2009 vs 2008
Cash flows used in operating activities	$(589,914)	$(231,203)	$(1,186,802)	$(923,952)	$(358,711)	155.1%	$(262,850)	28.4%
Cash flows from (used in) financing activities	$464,834	$(10,737)	$321,074	$(159,614)	$475,571	-4429.3%	$480,688	-301.2%
Cash flows used in investing activities:	—	$(6,666)	$(8,887)	$(68,763)			$59,876	-87.1%
Decrease in cash	$(125,080)	$(248,606)	$(874,615)	$(1,152,329)	$123,526	-49.7%	$277,714	-24.1%

Cash, beginning of period	$150,021	$2,291,077	$902,213	$3,202,294	$(2,141,056)	-93.5%	$(2,300,081)	-71.8%
Effect of foreign exchange gain (loss) on cash held in foreign currency	$577	$3,133	$(2,080)	$(4,361)	$(2,556)	-81.6%	$2,281	-52.3%
Cash, end of period	$25,518	$2,045,604	$25,518	$2,045,604	$(2,020,086)	-98.8%	$(2,020,086)	98.8%

Sources of cash have been financing activities and revenues from development contracts.  The Company had cash of $25,518 as at June 30, 2009, compared to $2,045,604 at June 30, 2008.

Net cash used by operating activities was $1,186,802 for the period ended June 30, 2009 as compared to net cash used in operating activity of $923,952 in the comparative period of the prior year.  This variance was mainly due to accounts receivables decreasing by $25,178 during the six months ended June 30, 2009 compared to accounts receivable decreasing $519,983 during the six months ending June 30, 2008.

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During the six months ending June 30, 2009, the Company received $515,865 that was advanced by related parties.

Net cash used in investing activities was $8,887 for the six months ended June 30, 2009 compared to $68,763 for the six months ended June 30, 2008. This represents a decrease in investment in equipment in the six months ended June 30, 2009.

During the six months ended June 30, 2009, the net decrease in cash was $874,615.

Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of NDA and ANDA products.  The Company’s future liquidity and cash requirements will depend on a wide range of factors, including the success of development programs, securing licensing contracts as well as procurement of co-development or other collaborations. Therefore, as development of products continues, it will be necessary to raise capital or seek additional financing. While there can be no assurance that such raising of capital or financing would be available in the amounts and on terms acceptable to us, management currently believes that such financing would likely be available on acceptable terms.

The Company has taken initiatives to lower operating expenses. Cost reduction initiatives included a decrease in wages and benefits for both administrative and research and development staff as well as a reduction in overall staffing levels.  The Company has also implemented a hold on equipment purchase and clinical trials in the short term.

IPC does not foresee any major equipment purchases, therefore the current lease obligations are expected to remain the same in the short term with the exception of some payments terminating in 2009.

Repayments for related party loans, as per the agreement, will be from revenues received only. Thus the cash outflow will be only at the time when third party payments are received, which will offset the negative impact of these repayments on the cash balance.  The interest payable on this loan, which is expected to be around $30,890 for the period, will be accrued, carried forward and paid when financing has been secured.

As a research and development company, the Company is eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of the Company, up to 35% of research and development expenses in any fiscal year can be claimed.  Eligible research and development expenses include salaries for employees involved in research and development, cost of materials, equipment purchases as well as third party contract services.  This amount is not a reduction in income taxes but a form of government grant based on the level of research and development that the Company carries out.

Based on management’s best estimate, as at June 30, 2009, the Company has a receivable in the amount of $1,353,653 comprised of research and development investment tax credits for research and development activities carried out during the period. Realization of these credits is subject to government approval; however, management is reasonably assured that the Company will receive a substantial portion of this during the third quarter of fiscal 2009. The Company has claimed these tax credits for several years, and to date the Company has received the funds reasonably close to the estimated and expected timing.

The Company and Vasogen Inc. have entered into a definitive agreement, whereby the Company will combine with Vasogen to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Ltd.

The proposed transaction involves a corporate reorganization to be completed pursuant to a court approved plan of arrangement. Vasogen will effectively transfer its assets and liabilities including a minimum of $10.0 million in aggregate of cash or near-cash assets (after transaction costs) to the combined company.  The Company’s shareholders are expected to own approximately 86% of the outstanding common shares of the combined company and Vasogen’s shareholders are expected to own approximately 14% of the outstanding common shares. Completion of the transaction is subject to a number of conditions including approval of Vasogen and IPC shareholders, receipt of court and other regulatory approvals. (See Note 15 to the June 30, 2009 interim consolidated financial statements).

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PRODUCT DEVELOPMENT

Partnered Projects

In May 2007, the Company filed an ANDA with the FDA for a drug developed in collaboration with a partner and intended for the US market. The application is under review but there can be no assurance that the FDA will approve the product for commercial launch in the US market.

One product the Company is developing under the four products Par Pharmaceutical, Inc. (“Par” or “Par Pharmaceutical”) development agreement has nearly concluded a multi-site program of clinical trials with clinical endpoints. If the clinical trials are successful, an ANDA will be filed with the FDA for approval with the co-operation of Par.

Internal Product Development

The Company continues to advance the internal product pipeline. Four products are scaled and submission batches have been manufactured. These products are awaiting pivotal studies, meanwhile evaluation of stability is going on with no adverse results.  Two projects are in the process of technology transfer and scale up. The Company is exploring licensing agreements for all of these products. While there is no assurance that licensing agreements will be secured, management believes that the chances to secure such agreements are reasonable. The table below shows the present status of each of the Company’s present ANDA or NDA candidate products. As is customary in a competitive generic drug market where knowledge of development by a competitor can commence or accelerate steps by other drug developers to complete their own development for that product and be “first to file” with various exclusivity and priority rights that can sterilize the value of a product under development, the drugs in the Company’s current pipeline are indicated by a product number rather than by a name.  The public disclosure of a name of a product under development would provide that information to competitors and put the Company’s drug development at exceptional and unusual risk.

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Product (Country)	Type	Status
Product I (USA)	ANDA	Filed with FDA
Product II (USA)	ANDA	Awaiting results of Pivotal Clinical Studies
Product III (USA)	ANDA	Scaled-up, Submission batched manufactured; Undergoing stability studies and Awaiting Pivotal Studies
Product IV (USA)	ANDA	Scaled-up, Submission batched manufactured; Undergoing stability studies and Awaiting Pivotal Studies
Product V (USA)	ANDA	Scaled-up, Submission batched manufactured; Undergoing stability studies and Awaiting Pivotal Studies
Product VI (USA)	ANDA	Scaled-up, Submission batched manufactured; Undergoing stability studies and Awaiting Pivotal Studies
Product VII (USA)	ANDA	Scale up
Product VIII (USA)	ANDA	Scale Up
Product IX (USA)	NDA	Production for further Bioavailability Studies
Product X (USA)	NDA	Bioavailability Studies; Consulting with FDA
Product XI (USA)	ANDA	Formulation
Product XII (USA)	ANDA	Formulation
Product XIII (USA)	ANDA	Formulation
Product XIV (USA)	NDA	Pre-formulation
Product XV (USA)	NDA	Pre-formulation

Below is a list showing the major research and development steps which the Company must execute or oversee for each ANDA or NDA candidate prior to filing with a regulator such as the FDA:

1)	Pre-Formulation
2)	Formulation
3)	Manufacture of Pilot Bio-batches
4)	Conduct Pilot Bioequivalence Studies
5)	Scale-up to Manufacturing Scale
6)	Manufacture of Batches for Pivotal Bioequivalence Studies and Submission
7)	Conduct Pivotal Bioequivalence Studies
8)	Conduct Stability Studies
9)	Prepare and File Dossier for Submission with the FDA

Expenditures to carry out the Company’s operations are currently estimated to be approximately $3,450,000 for four quarters (Q4 2009 to Q3 2010) comprised primarily of research and development costs of $400,000, raw materials $645,000, wages and benefits of $1,200,000 (includes research and development salaries), occupancy costs of $155,000 and other selling, general and administrative costs of $1,050,000.

Sources of funds expected in the next 12 months include approximately $10,000,000 from a business transaction. A definitive agreement has been signed and the deal is expected to close in the fourth quarter of 2009. Other funds expected include $500,000 in potential milestone payment from one of the Company’s various development agreements.

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CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	Over 5 years
Capital Lease Obligations	$64,551	$20,410	$44,141	$—	$—
Operating Obligations	39,605	39,605	—	—	—
Total Contractual Obligations	104,156	60,015	44,141	—	—

The Company has entered into capital lease agreements for lab equipment and computer equipment where the lease obligation will end by 2012.  Operating obligations related to the lease of premises that expire on November 2009.

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at December 31, 2008, there were no pending litigation or threatened claims is outstanding, other than the one described in the following paragraph.

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

RELATED PARTY TRANSACTIONS

As at June 30, 2009, we had an outstanding promissory note payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of $1,506,391, compared to June 30, 2008 at which time the amount was $1,073,725. The loan is repayable on demand.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of June 30, 2009, the Company was not involved in any material unconsolidated SPE transactions.

RISKS RELATED TO THE COMPANY’S BUSINESS

Intellipharmaceutics is a small size pharmaceutical research and development company with substantial operation in the generic pharmaceuticals space. The Company has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and

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uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section, however, the factors and uncertainties are not limited to those stated.

The Company’s operating affiliate, IntelliPharmaCeutics Corp., has incurred losses through June 30, 2009 of $795,478 and for the years ended December 31, 2008, 2007 and 2006 of $3,319,548, $623,983 and $1,264,842 respectively. As at June 30, 2009, the Company had an accumulated deficit of $12,265,388. These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future.

Since the products in the Company’s pipeline are still under development, the Company will continue to incur losses. There can be no assurance that the Company will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether the Company’s drug formulations receive the approval of the Food and Drug Administration (“FDA”) or of other applicable regulatory agencies and whether the Company is able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

As at June 30, 2009, the Company owes Dr. Isa Odidi, Chairman and Chief Executive Officer (CEO) and Dr. Amina Odidi, President and Chief Operating Officer (COO), $1,506,391 (C$1,751,933) in connection with loans previously made by them to the Company that are payable on demand.  A demand for payment of these amounts owing could restrict the Company’s cash flow and could hinder or slow operations.

Because the pharmaceutical industry is highly litigious, the Company may be required to institute or defend lawsuits, at significant cost resulting in monetary damages, both of which could disrupt the Company’s business operations.

Because the Company is significantly smaller and less experienced than many of its competitors, it may lack the financial resources and experience necessary to successfully bring its products to market.

Governmental authorities in the United States, Canada and other jurisdictions regulate the research and development, testing and safety of pharmaceutical products. The cost of complying with government regulations can be substantial and may exceed the Company’s available resources causing delay or cancellation of product introductions.

Any failure or delay in obtaining regulatory approvals could make the Company unable to market the products developed and therefore affect the Company’s business, results of operations, financial condition and cash flows.

The business of the Company is subject to extensive federal, state, provincial and local environmental laws and regulations (current and future) which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations. The Company may incur substantial costs to comply with environmental laws and regulations.

The Company’s operating affiliate, Intellipharmaceutics Corp., is based in Canada, and because the Company incurs expenses in Canadian currency, fluctuations in exchange rates could adversely affect the Company’s financial results.

While the Company currently has, and in some cases is contractually obligated to, maintain insurance for its business, property and products as they are administered in bioavailability/bioequivalence studies, first and third party insurance is increasingly costly and narrow in scope.  Therefore, the Company may be unable to meet such contractual obligations or may be required to assume more risk in the future.

Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These factors include but are not limited to changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of research and development spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of research and development spending, and changes in overall

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levels of pre-tax earnings. If those Canadian tax laws which currently allow the Company to get back a certain portion of research and development expenditures from government agencies as tax credits were substantially negatively altered or eliminated, if our applications for tax credits are refused, or if the current status of the Company as a Canadian Controlled Private Corporation changes it no longer qualifies for such credits, it would have a material adverse effect upon our financial results.

Successful development of the Company’s products is highly uncertain, requires significant expenditures and is dependent on numerous factors, many of which are beyond the Company’s control. Products that appear promising in research or early phases of development may fail to reach the later stages of development or the market for several reasons. As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

The development of bioequivalent versions of existing drugs is a particularly litigation-prone specialization, and thus the Company faces a constant and substantial risk of litigation that could materially adversely affect revenues by preventing the sale of key products or realisation of milestones. There has been substantial litigation in the pharmaceutical industry concerning the manufacturing, use and sale of new products that are the subject of conflicting patent rights in this sector of the industry. A patent infringement challenge would prevent FDA approval of an application to market a generic, i.e. an abbreviated new drug application (ANDA) for a period which ends 30 months after the receipt of notice of non-infringement by the filer of the ANDA, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, the Company faces such challenges.

The Company relies on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements. These confidentiality agreements may be breached, as well third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner, and the Company may not have adequate remedies for such breaches. As well, others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology.

Liability exposures for pharmaceutical products can be extremely large and pose a material risk and in some instances, the Company may be or may become contractually obligated to indemnify third parties for such liability.  The business of the Company may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that may be in place.

The Company is dependent upon the scientific expertise of Dr. Isa Odidi, Chairman and CEO, and Dr. Amina Odidi, President, President and COO and if the Company loses one or both of them, or is unable to attract and retain additional personnel, it may be unable to successfully develop the business.

The success of the business depends, in large part, on the Company’s continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on it’s ability to successfully integrate a large number of new employees into the corporate culture, as well as the ability to develop and maintain important relationships with key distributors. Competition for these types of personnel and relationships is intense, and the failure to obtain and retain such personnel could have material adverse consequences.

Certain raw materials that the Company uses may be the proprietary products of third parties, and a material shortage, contamination or recall of such products could adversely affect product development or sales.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

The following discussion and analysis should be read in conjunction with the December 31, 2008 consolidated financial statements of IntelliPharmaCeutics Ltd.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to IntelliPharmaCeutics Ltd. and/or IntelliPharmaCeutics Corp. as the context requires.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

The information in this document contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company and the prospects of the industry in which it operates.  These statements should be read in the context of accompanying meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results.  All statements other than statements of historical facts made in this prospectus are forward looking.  The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof, or to reflect the occurrence of unanticipated events. The Company cautions readers that actual financial and operating results and industry conditions may differ materially from those projected in “forward-looking” statements included in this report.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such “forward-looking” statements to differ from the “forward-looking” statements.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the Company.

BUSINESS OVERVIEW

The consolidated financial statements of the Company include the accounts of the Company and its operating affiliate, IntelliPharmaCeutics Corp. (“IPC Corp”). IPC Corp. is engaged in research and development of controlled-release pharmaceutical products.

Controlled-release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times. Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.

The Company’s scientists have developed drug delivery technology systems that facilitate controlled-release delivery of a wide range of pharmaceuticals. These technology systems have branded collectively as the Drug Delivery Engine(™). These systems include several core technologies, which enable the Company scientists to flexibly respond to varying drug attributes and patient requirements, producing a desired controlled-release effect.

The Company applies its proprietary technology in two ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring new drug applications (“NDA”)), and (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products (requiring abbreviated new drug applications (“ANDA”)). An ANDA must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the FDA.

At present, the technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administered small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indications.

The Company operates in the niche market created by the expiration of drug product patents and drug product exclusivity periods. This represents two potential opportunities for our Company to license its technologies and products.

For branded immediate-release (multiple-times-per-day) products, our Company can formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product. Such products can be

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licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that competes favourably with the generic immediate-release competition that arises on expiry of the original patent(s).

For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, our Company can formulate generic products which are bioequivalent to the branded products. Our scientists have done so for over a half-dozen drug products previously, on a private contract basis with third-party companies that cannot be disclosed because of confidentiality obligations of our scientists under their prior development agreements.  Such products can be licensed to and sold by distributors of generic products.

Large pharmaceutical companies may license our improved products for life-cycle management and franchise extension of their branded products as they came off patent. With impending loss of branded product revenues, a new product such as ours, which offers the advantage of once-a-day dosing, should be very attractive to a large pharmaceutical company facing revenue loss in a patented branded-product franchise.

Manufacturers and distributors of generic drugs may license the Company’s technologies and products. The generic once-a-day products may represent a cost-effective opportunity for generic distributors to add valuable generic products to their portfolios.

In line with its business development initiatives, the Company has 3 active drug development agreements in place, 2 for the development of ANDA products and 1 for an NDA product.  Typical material terms are subject to negotiation and may include:

(i)	identification and specification of a target drug product and a development timetable;

(ii)	a license to the client for the technology actually used in the delivery formulation;

(iii)	a payment at the time of execution;

(iv)

milestone payments for the successful accomplishment of key objectives, such as initiation of or successful bioavailability/bioequivalence or clinical studies, successful scale-up/manufacture to submission batch size, regulatory filing or approval;

(v)	bonuses for being first or early to make a regulatory filing or obtain regulatory approval;

(vi)	royalties or share of profits from commercial sales; and

(vii)	technology reversion clauses which operate to return all rights in the delivery technologies to the Company when projects or commercial sales which are terminated.

CRITICAL ACCOUNTING POLICIES

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Significant estimates required for the preparation of the consolidated financial statements included were those related to determination of units of accounting for revenue recognition, the expected term of the Company’s continued involvement in the research and development of each contract, impairments of long-lived assets, investment tax credits, deferred income tax assets, research and development costs, fair value measurements, fair value option for financial assets and financial liabilities and stock-based compensation.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

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Revenue recognition

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development events, payments for research and development services that are not covered in the development agreements such as scale up, and potentially, royalty payments on sales of products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Investment tax credits

The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year, and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval.  Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Stock-based compensation

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-based Payment (“Statement 123(R)”). This statement replaces FASB Statement No. 123, Accounting for Stock-based Compensation (“Statement 123”) and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) requires all share-based compensation, including grants of employee stock options, be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense.  Note 9 to the 2008 consolidated financial statements provides detailed disclosure of the Company’s stock options.

Income taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 effective January 1, 2007.  The adoption of FIN 48 had no material effect on the financial position, operations or cash flow of the Company.  See Note 10 in the 2008, consolidated financial statements for further discussion of the Company’s accounting for income taxes.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating and net capital losses, and which has been recognized in accordance with FIN 48, and determines the

3

necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on its use of its net operating and net capital loss carry-forwards.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after December 15, 2008. SFAS 141R, as amended, retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting.  It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development costs at fair value and requires the expensing of acquisition-related costs as incurred.  As of December 31, 2008, the Company has not adopted this statement. Management has determined the effect of adopting this statement would have no impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”), which will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity within the consolidated balance sheet. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited.  SFAS 160 provides guidance for the accounting, reporting and disclosure of non-controlling interests, previously referred to as minority interests.  A non-controlling interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  As of December 31, 2008, the Company has not adopted this statement. Management has determined the effect of adopting this statement would have no impact on the Company’s financial position or results of operations.

In December 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-1, Accounting for Collaborative Agreements (“EITF 07-1”), which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements.

EITF 07-1 is effective for the first annual or interim reporting period beginning after December 15, 2008 and should be applied retrospectively to all prior periods presented for a collaborative arrangements existing as of the effective date.  As of December 31, 2008, the Company has not adopted this statement and management has not yet determined the effect that adopting this statement would have on the Company’s financial position or results of operations.

EITF Issue No. 07-3, ‘Accounting for Non-refundable advance payments for good or services to be used in future research and development activities” (EITF 07-3”), became effective for new contracts entered into on or after January 1, 2008.  Under EITF 07-3, non-refundable advance payment for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made.  The adoption of EITF 07-3 did not have any impact on the Company’s consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The Company’s exposure to market risk is limited to interest rate sensitivity, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions, management believes that the Company is not subject to any material interest rate risk as it relates to interest income.

The Company had no foreign currency hedges or other derivative financial instruments as of December 31, 2008.  The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

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CONSOLIDATED RESULTS OF OPERATIONS

The following are key selected financial data for the three years ended December 31, 2008, 2007 and 2006.

	For the years ended December 31,			Dollar and Percentage change
	2008	2007	2006	2008 vs 2007		2007 vs 2006
Revenue:
Research and development	$1,277,704	$2,297,316	$1,490,310	(1,019,612)	-44.4%	$807,006	54.2%

Expenses:
Cost of revenue	1,885,790	1,641,245	858,072	244,545	14.9%	783,173	91.3%
Research and development	419,187	483,050	340,691	(63,863)	-13.2%	142,359	41.8%
Selling, general and administrative	1,365,461	1,137,780	1,175,805	227,681	20.0%	(38,025)	-3.2%
Depreciation	574,851	399,160	354,646	175,691	44.0%	44,514	12.6%
	4,245,289	3,661,235	2,729,214	584,054	16.0%	932,021	34.1%

Loss before the undernoted	(2,967,585)	(1,363,919)	(1,238,904)	(1,603,666)	117.6%	(125,015)	10.1%

Foreign exchange (loss) gain	(817,407)	85,634	(12,203)	(903,041)	-1054.5%	97,837	801.7%
Interest income	95,282	91,985	29,441	3,297	3.6%	62,544	212.4%
Interest expense	(75,464)	(104,492)	(97,905)	29,028	-27.8%	(6,587)	6.7%

Loss for the year	(3,765,174)	(1,290,792)	(1,319,571)	(2,474,382)	191.7%	28,779	2.2%

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenue

The Company recorded revenues of $1,277,704 for year ended December 31, 2008 compared to $2,297,316 for the year ended December 31, 2007; a decrease of $1,019,612 or 44.4%. Revenue for the fiscal year 2008 was comprised of up-front fees recognized of $620,282, service revenue of $544,051 and $113,371 as cost reimbursements. Compared to up-front fees recognized of $641,704, milestone payments earned of $610,128 and service revenue of $861,632 and cost reimbursements of $183,852 for the year ended 2007.

During fiscal 2007 development milestones were attained in respect of partnered project for which the Company received milestone payments that was recognized in 2007.  In addition to these milestone payments, the Company was engaged in increased scale up activities in 2007. Payments received for these scale up activities was recognized as revenue, where as in 2008 although the Company was involved in scale up activity, it was to a lesser degree.

Cost of Revenue

Expenditures for research and development on products being developed in collaboration with partners increased to $1,885,790 for the year ended December 31, 2008 compared to $1,641,245 for the same period in 2007, an increase of $244,545 or 14.9%.  This increase in research and development cost was due to increase in research and development activity as more partnered projects were obtained towards the end of the fourth quarter of 2007.  Furthermore, there was an increase in staff engaged in research and development to accommodate the increase in activity as well as an increase in salaries for the existing staff; this contributed to the increase in the cost of research and development.

Research and Development

Our expenditures for research and development decreased to $419,187 for the year ended December 31, 2008 compared to $483,050 for the same period in 2007 a decrease of $63,863 or 13.2%. This small difference is attributable to a decrease in expenditure on research & development activity in respect of in-house projects in the current year ended December 31, 2008 compared to the same period in 2007.

Selling, General and Administrative

Selling, general and administrative expenses were $1,365,461 for the year ended December 31, 2008 as compared to $1,137,780 for the year ended December 31, 2007.

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Expenditure for wages and benefits increased to $373,717 for the year ended December 31, 2008 compared to $313,619 for the same period in 2007, an increase of $60,098 or 19.2%.   Administrative expenditure was $798,724 for the year ended December 31, 2008 compared to $549,701 for the same period in 2007, an increase of $249,023 or 45.3%.  The increase is primarily due to an increase in legal costs by $104,081 and accounting fees by $175,610 from 2007. During the year ended December 31, 2008 the Company commenced exploring financing avenues through primarily a business combination with a public company in Canada thereby incurring legal and accounting expenses.

Occupancy costs increased to $61,999 in the year ended December 31, 2008 from $54,663 for the same period in 2007.  The increase is due to the increases in cost of utilities and repairs and maintenance attributed to greater utilisation of the cGMP (current good manufacturing practices) facility within our premises as several products were scaled to large batches.

Marketing costs were $131,021 for the year ended December 2008 compared to $219,797 for the same period in 2007, a decrease of $88,776 or 40.4%.  Some consulting contracts that were in effect terminated in 2007 and management did not have the need to have these renewed.

Depreciation

For the fiscal year 2008 depreciation expense was $574,851 representing an increase of $175,691 or 44% from $399,160 for the same period in 2007.  The increase is primarily due to the additional investment in equipment, computer equipment and leasehold improvements consistent with equipping and out-fitting of our research and development facility and upgrading computer equipment.

Foreign Exchange (Loss) Gain

The Company enters into foreign currency transactions in the normal course of business.  Loss on foreign exchange was $817,407 for the year ended December 31, 2008 compared to a gain of $85,634 for the same period in 2007.  These amounts have been included in selling, general and administrative expenses.  The increase in the foreign exchange loss was due to the decrease in exchange rate at December 31, 2008 which was at $0.8210 USD as compared to $1.0087 USD in 2007.

Interest Income:

For the fiscal year 2008 interest income was $95,282 compared to $91,985 for the same period in 2007 a decrease of $3,297 or 3.6%. The decrease is due to the foreign exchange rate being lower in 2008 as compared to 2007.

Interest Expense:

The decrease in the interest expense by $29,028 is due to the repayment of funds advanced from related parties with an interest rate of 6% per annum.

Year ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenue

The Company recorded revenues of $2,297,316 for year ended December 31, 2007 versus $1,490,310 for the same period in 2006, an increase of $807,006. Revenue for the fiscal year 2007 was comprised of up-front fees recognized of $641,704, milestone payments earned of $610,128 and $1,045,484 as cost reimbursements and service cost received. Compared to up-front fees recognized of nil, milestone payments earned of $682,735 and cost reimbursements of $807,575 for the year ended 2006.

The Company worked on more projects that are subject to development agreements in 2007 which attracted non refundable upfront license fees that are deferred and recognized on a straight line basis and had milestone payment provisions, these advanced fast during the period and certain milestones were achieved generating revenues. Advanced research & development activities notably scale up generated revenues for the service as well as reimbursement of expenses.

Cost of Revenue

Expenditures for research and development increased to $1,641,245 for the year ended December 31, 2007 compared to $858,072 for the same period in 2006, an increase of $783,173 or 91.3%.  The difference is due to more activity on partnered projects in 2007 compared to 2006, including more research and development milestones achieved. In particular one product was scaled to a submission batch and eventually filed for approval with the FDA as an ANDA.

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Research and Development

Expenditures for research and development increased to $483,050 for the year ended December 31, 2007 compared to $340,691 for the same period in 2006, an increase of $142,359 or 41.8%.  This increase in research and development cost is in line with increased expenditure in the in-house product portfolio.

Selling, General and Administrative

For the year ended December 31, 2007, selling, general and administrative expenses were $1,137,780 as compared to $1,175,805 for the year ended December 31, 2006, a decrease of $38,025 or 3.2%. There was an increase of 48% in administrative costs, driven mainly by higher professional fees in 2007 over 2006; however, marketing costs and expenditures for wages and benefits were actually lower by 37% and 48% in year ended December 31, 2007 compared to 2006.

Expenditure for wages and benefits decreased to $313,619 for the year ended December 31, 2007 compared to $400,769 for the same period in 2006, a decrease of $87,150 or 48.2%.   This is attributable to a decrease in lab and administrative staffing level during the first quarter of 2007.

Administrative expenditure was $549,701 for the year ended December 31, 2007 compared to $370,955 for the same period in 2006, an increase of $178,746 or 48.2%.  The increase is primarily due to an increase in legal costs associated with filing registration statements and financing costs.

Occupancy costs increased to $54,664 in the year ended December 31, 2007 from $54,616 for the same period in 2006.  The increase is due to the general maintenance required for the day to day operations of the facility.

Marketing costs were $219,797 for the year ended December 31, 2007, a decrease of $129,668 or 37.1% from the same period in 2006.  The reduction in marketing costs was due to the fact that all of the consulting contracts terminated and management did not have the need to have them renewed.

Depreciation

Depreciation expense was $399,160 for the fiscal year 2007 representing an increase of $44,514 or 12.6% as compared to $354,646 for the same period in 2006.  The increase is primarily due to the additional investment in equipment.

Foreign Exchange (Loss) Gain

The Company enters into foreign currency transactions in the normal course of business. The gain on foreign exchange was $85,634 for the year ended December 31, 2007 compared to a loss of $12,203 for the same period in 2006.  In 2007 the exchange rate increased to $1.0087 USD per Canadian dollar from $0.8581 USD for the same period in 2006, this was the primary reason for the foreign exchange gain in 2007.

Interest Income

This increased to $91,985 for the year ended December 31,2007 as compared to $29,441 for the same period in 2006, an increase of $62,544 or 212.4% due to increase in cash received in August 2007 for an investment in equity which generated interest.

Interest Expense

The interest expense increased to $104,492 for the year ended December 31, 2007 from $97,905 for the same period in 2006 an increase of $6,587 or 6.7%.  The increase is due to a higher outstanding liability to related parties that accrued interest at 6% annually.

SUMMARY OF QUARTERLY RESULTS

Quarter ended	Revenues	Net Income (Loss)	Earnings (loss) per share
December 31, 2008	$117,740	$(2,081,991)	$(0.12)
September 30, 2008	180,388	(915,596)	(0.05)
June 30, 2008	268,426	(470,335)	(0.03)
March 31, 2008	711,150	(297,252)	(0.02)
December 31, 2007	519,033	(373,984)	(0.02)
September 30, 2007	444,903	(885,932)	(0.05)
June 30, 2007	849,161	200,662	0.01
March 31, 2007	484,219	(231,538)	(0.01)

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SUMMARY OF ANNUAL RESULTS

Income statement for the year ended	December 31, 2008	December 31, 2007	December 31,2006
Total revenue	$1,277,704	$2,297,316	$1,490,310
Expenses	4,245,289	3,661,235	2,729,214
Net Loss	(3,765,174)	(1,290,792)	(1,319,571)
Loss per share	(0.22)	(0.08)	(0.08)

LIQUIDITY and CAPITAL RESOURCES

				Dollar and Percentage change
For the year ended December 31,	2008	2007	2006	2008 vs 2007		2007 vs 2006

Cash flows from (used in) operating activities	(1,735,727)	680,121	(887,197)	(2,415,848)	-355.2%	1,567,318	-176.7%
Cash flows from (used in) financing activities	(354,797)	2,304,656	(91,848)	(2,659,453)	-115.4%	2,396,504	-2609.2%
Cash flows used in investing activities:	(91,542)	(175,725)	(747,518)	84,183	-47.9%	571,793	-76.5%
(Decrease) Increase in cash	(2,182,066)	2,809,052	(1,726,563)	(4,991,118)	-177.7%	4,535,615	-262.7%
Cash, beginning of year	3,202,294	375,054	2,078,009	2,827,240	753.8%	(1,702,955)	-82.0%
Effect of foreign exchange	(118,015)	18,188	23,608	(136,203)	-748.9%	(5,420)	-23.0%
Cash, end of year	902,213	3,202,294	375,054	(2,300,081)	-71.8%	2,827,240	753.8%

Sources of cash have been financing activities and revenues from development contracts.  The Company had cash of $902,213 as at December 31, 2008, compared to $3,202,294 at December 31, 2007.

Net cash used by operating activities was $1,735,727 for the year ended December 31, 2008, as compared to net cash flows from operation of $680,121 and used of $887,197 in 2007 and 2006 respectively. The decrease was primarily due to the Company’s net losses of $3,765,154 from continuing operation in 2008, as compared to net losses of $1,290,792 and $1,319,517 in 2007 and 2006, respectively.

Net cash flows used in financing activities During the year ending December 31, 2008 was $354,797, compared to net cash flows from financing activities of 2,304,656 for the year ending December 31, 2007.  In 2008, the Company paid $316,392 that was advanced by related parties, repaid its capital lease obligations of $38,405.  During the year ended December 31, 2007 the Company paid $300,864 that was advanced by related parties and received $2,618,323 from the issuance of capital stock.

Net cash used in investing activities was $91,542 for the year ending December 31, 2008, representing purchases of property and equipment, compared to $175,725 and $747,518 for the period ended December 31, 2007 and 2006, respectively.

During the year ended December 31, 2008, the net decrease in the cash and cash equivalent was $2,182,066 compared to the net increase in cash and cash equivalents of $2,809,052 for December 31, 2007.

Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of NDA and ANDA products.  The Company’s future liquidity and cash requirements will depend on a wide range of factors, including the success of development programs, securing licensing contracts as well as procurement of co-development or other collaborations. Therefore, as development of products continues, it will be necessary to raise capital or seek additional financing. While there can be no assurance that such raising  of capital or financing would be available in the amounts and on terms acceptable to us, management currently believes that such financing would likely be available on acceptable terms.

The Company has taken initiatives to lower operating expenses. Cost reduction initiatives include reducing the staff head count by seven effective April 30, 2009, a 10-15% percentage decrease in salaries for the remaining staff, as well as a hold on equipment purchase and clinical trials in the short term. These initiatives will reduce cash outflows for 2009 by approximately $550,000.

IPC does not foresee any major equipment purchases. Therefore the current lease obligations would remain the same as 2008, with some of the payments terminating in 2009.

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Repayments for related party loans, as per the agreement, will be from revenues received only. Thus the cash outflow will be only at the time when payments are received and will have no impact on the cash on hand.  The interest payable on this loan, which is expected to be around $70,000 for the year, will be accrued, carried forward and paid when financing has been secured.

As a research and development company, the Company is eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of the Company, up to 35% of research and development expenses in any fiscal year can be claimed.  Eligible research and development expenses include salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government grant based on the level of research and development that the Company carries out.

Based on management’s best estimate, the Company expects to receive $843,409 from Canada Revenue Agency during October 2009, and an additional $261,030 from the Ontario Ministry of Finance during the 4th quarter of 2009 comprised of research & development credits for research and development activities carried out during the fiscal year 2008. Realization of these credits is subject to government approval; however, management is reasonably assured that we may receive a substantial amount during the third quarter of fiscal 2009. The Company has claimed these tax credits for several years, and to date the Company has received government approval for the estimated expenses within the expected timing.

The Company is in an advanced stage of negotiations for a business transaction, whereby it intends to secure some funding by the 3rd quarter of 2009. There is no assurance that the proposed transaction will be successfully completed. However, management currently believes that the chances of completion are reasonable.

Additionally, the Company is pursuing other business development initiatives on the basis of current and future projects. The Company also continue to advance those projects in which the Company is developing products in collaboration with other companies.

PRODUCT DEVELOPMENT

Several in-house projects are at an advanced stage of development, management believes that the Company can carry at least two of the projects to successful pivotal studies when chances of securing licensing agreements with substantial upfront payments are high. Although there can be no assurance that the studies will be carried out at all or successfully, and that such licensing agreements can be secured; management currently believes that this is possible.

PARTNERED PROJECTS

In May 2007, the Company filed an ANDA with the FDA for a drug developed in collaboration with a partner and intended for the U.S market. The application is under review but there can be no assurance that the FDA will approve the product for commercial launch in the U.S market.

One product the Company is developing under the four product Par Pharmaceutical, Inc. (“Par” or “Par Pharmaceutical”) development agreement has. . nearly concluded a multi-site program of clinical trials with clinical endpoints. . If the clinical trials are successful, an ANDA will be filed with the FDA for approval with the co-operation of Par.

INTERNAL PRODUCT DEVELOPMENT

The Company continues to advance the internal product pipeline. Two products are scaled and exhibit batches manufactured. These products are awaiting pivotal studies, meanwhile evaluation of stability is going on with no adverse results.  Another two are currently being scaled, with manufacturing of exhibit batches scheduled to be completed by the end of Q2 2009. The Company is exploring licensing agreements for these products. While there is no assurance that licensing agreements will be secured, management believes that the chances to secure such agreements are reasonable.

The table below shows the present status of each of the Company’s present ANDA or NDA candidate products.  As is customary in a competitive generic drug market where knowledge of development by a competitor can commence or accelerate steps by other drug developers to complete their own development for that product and be “first to file” with

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various exclusivity and priority rights that can sterilize the value of a product under development, the drugs in the Company’s current pipeline are indicated by a product number rather than by a name. The public disclosure of a name of a product under development would provide that information to competitors and put the Company’s drug development at exceptional and unusual risk.

Product (Country)	Type	Status
Product I (USA)	ANDA	Filed with FDA
Product II (USA)	ANDA	Awaiting results of Pivotal Clinical Studies
Product III (USA)	ANDA	Submission Batches manufactured; Undergoing stability studies; Awaiting Pivotal Studies
Product IV (USA)	ANDA	Submission Batches manufactured; Undergoing stability studies; Awaiting Pivotal Studies
Product V (USA)	ANDA	Undergoing manufacture of Submission Batches
Product VI (USA)	ANDA	Undergoing manufacture of Submission Batches
Product VII (USA)	ANDA	Scale up
Product VIII (USA)	ANDA	Scale Up
Product IX (USA)	NDA	Production for Bioavailability Studies
Product X (USA)	NDA	Bioavailability Study; Consulting with FDA
Product XI (USA)	ANDA	Formulation
Product XII (USA)	ANDA	Formulation
Product XIII (USA)	ANDA	Formulation
Product XIV (USA)	NDA	Pre-formulation
Product XV (USA)	NDA	Pre-formulation

Below is a list showing the major research and development steps which the Company must execute or oversee for each ANDA or NDA candidate prior to filing with a regulator such as the FDA:

1)             Pre-Formulation

2)             Formulation

3)             Manufacture of Pilot Bio-batches

4)             Conduct Pilot Bioequivalence Studies

5)             Scale-up to Manufacturing Scale

6)             Manufacture of Batches for Pivotal Bioequivalence Studies and Submission

7)             Conduct Pivotal Bioequivalence Studies

8)             Conduct Stability Studies

9)             Prepare and File Dossier for Submission with the FDA

Sources of funds expected in the next 12 months include approximately $10,000,000 from a business transaction. A definitive agreement has been signed and the deal is expected to close in the fourth quarter of 2009. Other funds expected are approximately $1,104,439 in investment tax credits as at December 31, 2008 and $500,000 in potential milestone payment from one of the Company’s various development agreements.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.

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		Less than 1	Payments Due by Period
Contractual Obligations	Total	Year	1-3 Years	4-5 Years	After 5 years
Capital Lease Obligations	$79,832	$37,686	$42,146	$—	$—
Operating Obligations	83,200	83,200	—	—	—
Total Contractual Obligations	163,032	120,886	42,146	—	—

The Company has entered into capital lease agreements for lab equipment and computer equipment where the lease obligation will end by 2012.  Operating obligations related to the lease of premises that expire on November 2009.

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at December 31, 2008, there were no pending litigation or threatened claims is outstanding, other than the one described in the following paragraph.

The only claim outstanding involves complaints by certain parties in October, 2007, who have claimed to hold patents relating to a branded drug called FOCALIN XR® and who filed complaints alleging patent infringement against the Company and certain other parties.  These complaints relate to an application by the Company that seeks the FDA’s approval to commercialize generic versions of each of 4 strengths of FOCALIN XR®.  These generic drug products have been developed by the Company under a collaboration arrangement with Par Pharmaceutical under which Par is responsible for litigation and associated costs.  Par is the agent for the Company in respect of its filing with the FDA for approval to commercialize the generic versions of FOCALIN XR®.  Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that the Company’s generic versions of FOCALIN XR® do not infringe those patents. Together with its development partner, Par, the Company intends to vigorously defend against the complaints described above. Par is responsible for defence of the litigation and all the related costs.  The Company has no responsibility for the cost of this litigation.

RELATED PARTY TRANSACTIONS

As at December 31, 2008, we had an outstanding promissory note payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of $902,705. The loan is payable on demand.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2008, the Company was not involved in any material unconsolidated SPE transactions.

RISKS RELATED TO THE COMPANY’S BUSINESS

Intellipharmaceutics is a small size pharmaceutical research and development company with substantial operation in the generic pharmaceuticals space. The Company has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

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The Company’s operating affiliate, IntelliPharmaCeutics Corp., has incurred net losses through the years ended December 31, 2008, 2007 and 2006 of $3,319,548, $623,983 and $1,264,842 respectively. As at December 31, 2008, the Company had an accumulated deficit of $11,467,716. These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future.

Since the products in the Company’s pipeline are still under development, the Company will continue to incur losses. There can be no assurance that the Company will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether the Company’s drug formulations receive the approval of the Food and Drug Administration (“FDA”) or of other applicable regulatory agencies and whether the Company is able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

As at December 31, 2008, the Company owes Dr. Isa Odidi, Chairman and Chief Executive Officer (CEO) and Dr. Amina Odidi, President and Chief Operating Officer (COO), $902,705 (CAN$1,099,495) in connection with loans previously made by them to the Company that are payable on demand.  A demand for payment of these amounts owing could restrict the Company’s cash flow and could hinder or slow operations.

Because the pharmaceutical industry is highly litigious, the Company may be required to institute or defend lawsuits, at significant cost resulting in monetary damages, both of which could disrupt the Company’s business operations.

Because the Company is significantly smaller and less experienced than many of its competitors, it may lack the financial resources and experience necessary to successfully bring its products to market.

Governmental authorities in the United States, Canada and other jurisdictions regulate the research and development, testing and safety of pharmaceutical products. The cost of complying with government regulations can be substantial and may exceed the Company’s available resources causing delay or cancellation of product introductions. Any failure or delay in obtaining regulatory approvals could make the Company unable to market the products developed and therefore affect the Company’s business, results of operations, financial condition and cash flows.

The business of the Company is subject to extensive federal, state, provincial and local environmental laws and regulations (current and future) which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations. The Company may incur substantial costs to comply with environmental laws and regulations.

The Company’s operating affiliate, Intellipharmaceutics Corp., is based in Canada, and because the Company incurs expenses in Canadian currency, fluctuations in exchange rates could adversely affect the Company’s financial results.

While the Company currently has, and in some cases is contractually obligated to, maintain insurance for its business, property and products as they are administered in bioavailability/bioequivalence studies, first and third party insurance is increasingly costly and narrow in scope.  Therefore, the Company may be unable to meet such contractual obligations or may be required to assume more risk in the future.

Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These factors include but are not limited to changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of research and development spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of research and development spending, and changes in overall levels of pre-tax earnings. If those Canadian tax laws which currently allow the Company to get back a certain portion of research and development expenditures from government agencies as tax credits were substantially negatively altered or eliminated, if our applications for tax credits are refused, or if the status of the Company changes from a Canadian Controlled Private Corporation so that it no longer qualifies for such credits, it would have a material adverse effect upon our financial results.

Successful development of the Company’s products is highly uncertain, requires significant expenditures and is dependent on numerous factors, many of which are beyond the Company’s control. Products that appear promising in research or early phases of development may fail to reach the later stages of development or the market for several reasons. As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

The development of bioequivalent versions of existing drugs is a particularly litigation prone specialization, and thus the Company faces a constant and substantial risk of litigation that could materially adversely affect revenues by preventing

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the sale of key products or realisation of milestones. There has been substantial litigation in the pharmaceutical industry concerning the manufacturing, use and sale of new products that are the subject of conflicting patent rights in this sector of the industry. A patent infringement challenge would prevent FDA approval of an application to market a generic, i.e. an abbreviated new drug application (ANDA) for a period which ends 30 months after the receipt of notice of non-infringement by the filer of the ANDA, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, the Company faces such challenges.

The Company relies on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements. These confidentiality agreements may be breached, as well third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner, and the Company may not have adequate remedies for such breaches. As well, others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology.

Liability exposures for pharmaceutical products can be extremely large and pose a material risk and in some instances, the Company may be or may become contractually obligated to indemnify third parties for such liability.  The business of the Company may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that may be in place.

The Company is dependent upon the scientific expertise of Dr. Isa Odidi, Chairman and CEO, and Dr. Amina Odidi, President, President and COO and if the Company loses one or both of them, or is unable to attract and retain additional personnel, it may be unable to successfully develop the business.

The success of the business depends, in large part, on the Company’s continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on its ability to successfully integrate a large number of new employees into the corporate culture, as well as the ability to develop and maintain important relationships with key distributors. Competition for these types of personnel and relationships is intense, and the failure to obtain and retain such personnel could have material adverse consequences.

Certain raw materials that the Company uses may be the proprietary products of third parties, and a material shortage, contamination or recall of such products could adversely affect product development or sales.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

The following discussion and analysis should be read in conjunction with the December 31, 2007 consolidated financial statements of IntelliPharmaCeutics Ltd.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to IntelliPharmaCeutics Ltd. and/or IntelliPharmaCeutics Corp. as the context requires.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

The information in this document contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company and the prospects of the industry in which it operates.  These statements should be read in the context of accompanying meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results.  All statements other than statements of historical facts made in this management’s discussion and analysis are forward looking.  The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof, or to reflect the occurrence of unanticipated events. The Company cautions readers that actual financial and operating results and industry conditions may differ materially from those projected in “forward-looking” statements included in this report.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such “forward-looking” statements to differ from the “forward-looking” statements.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the Company.

BUSINESS OVERVIEW

The consolidated financial statements of the Company include the accounts of the Company and its operating affiliate, IntelliPharmaCeutics Corp. (“IPC Corp”).

IPC Corp. is engaged in research and development of controlled-release pharmaceutical products.

Controlled-release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times. Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.

The Company’s scientists have developed drug delivery technology systems that facilitate controlled-release delivery of a wide range of pharmaceuticals. These technology systems have branded collectively as the Drug Delivery Engine (™). These systems include several core technologies, which enable the Company scientists to flexibly respond to varying drug attributes and patient requirements, producing a desired controlled-release effect.

The Company applies its proprietary technology in two ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring new drug applications (“NDA”)), and (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products (requiring abbreviated new drug applications (“ANDA”)). An ANDA must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the FDA.

At present, the technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administered small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indications.

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The Company operates in the niche market created by the expiration of drug product patents and drug product exclusivity periods. This represents two potential opportunities for our Company to license its technologies and products.

For branded immediate-release (multiple-times-per-day) products, our Company can formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product. Such products can be licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that competes favourably with the generic immediate-release competition that arises on expiry of the original patent(s).

For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, our Company can formulate generic products which are bioequivalent to the branded products. Our scientists have done so for over a half-dozen drug products previously, on a private contract basis with third-party companies that cannot be disclosed because of confidentiality obligations of our scientists under their prior development agreements.  Such products can be licensed to and sold by distributors of generic products.

Large pharmaceutical companies may license our improved products for life-cycle management and franchise extension of their branded products as they came off patent. With impending loss of branded product revenues, a new product such as ours, which offers the advantage of once-a-day dosing, should be very attractive to a large pharmaceutical company facing revenue loss in a patented branded-product franchise. An industry example is the license of a once-a-day Wellbutrin XL formulation from Biovail Corporation to GSK Inc.

Manufacturers and distributors of generic drugs may license the Company’s technologies and products. The generic once-a-day products may represent a cost-effective opportunity for generic distributors to add valuable generic products to their portfolios.

In line with its business development initiatives, the Company has 3 active drug development agreements in place, 2 for the development of ANDA products and 1 for an NDA product.  Typical material terms are subject to negotiation and may include:

(i)            identification and specification of a target drug product and a development timetable;

(ii)           a license to the client for the technology actually used in the delivery formulation;

(iii)          a payment at the time of execution;

(iv)          milestone payments for the successful accomplishment of key objectives, such as initiation of or successful bioavailability/bioequivalence or clinical studies, successful scale-up/manufacture to submission batch size, regulatory filing or approval;

(v)           bonuses for being first or early to make a regulatory filing or obtain regulatory approval;

(vi)          royalties or share of profits from commercial sales; and

(vii)         technology reversion clauses which operate to return all rights in the delivery technologies to the Company when projects or commercial sales which are terminated.

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CRITICAL ACCOUNTING POLICIES

Use of estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Significant estimates required for the preparation of the consolidated financial statements included were those related to determination of units of accounting for revenue recognition, impairments of long-lived assets, investment tax credits, deferred income tax assets, research and development costs, determination of valuation allowances and stock-based compensation.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development events, research and development support payments including scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Revenue from the achievement of research and development milestones, if deemed substantive, is recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as revenue as the Company completes its performance obligations.

The Company will recognize revenue from royalties based on licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licenses can be reasonably estimated and collectibility is reasonable assured. To date, the Company has not yet recognized any royalty revenue.

Unearned revenue represents the funds received from clients, for which the revenues have not yet been recognized as earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

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Stock-Based Compensation

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-based Payment (“Statement 123(R)”). This statement replaces FASB Statement No. 123, Accounting for Stock-based Compensation (“Statement 123”) and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) requires all share-based compensation, including grants of employee stock options, be recognized as an expense in the financials statements and that such cost be measured at the fair value of the award. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company has recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006 using the fair value amounts determined for proforma disclosure under Statement 123. For stock-based awards granted after December 31, 2005, the Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share based compensation expense is recorded in the income statement under research and development expense and under selling, general and administration expense.  Note 9 of the financial statements provide detailed disclosure of the Company’s stock options.

Income taxes

The Company records deferred taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). This statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance when necessary to reduce deferred tax assets to the amount expected to be realized.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 effective January 1, 2007.  The adoption of FIN 48 had no material effect on the financial position, operations or cash flow of the Company.  See Note 10 in the financial statements for further discussion of the Company’s income taxes.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating and net capital losses, and which has been recognized in accordance with FIN 48, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on its use of its net operating and net capital loss carryforwards.

Investment tax credits

The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development program incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year.  Realization is subject to government approval.  Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs.  Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditure.

Quantitative and Qualitative Disclosures about Liquidity and Market Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising liquid funds to meet commitments as they become due. To meet its cash requirements, the Company closely monitors its forecast cash requirements with actual spending.

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The Company’s exposure to market risk is limited to interest rate sensitivity, which is affected by changes in the general level of interest rates.  The Company’s cash and cash equivalents, which balances are small, are deposited either in very short term investment accounts or in interest bearing current accounts. Management believes that the Company is not subject to any material interest rate risk as it relates to interest income.

The Company had no foreign currency hedges or other derivative financial instruments as of December 31, 2007.  The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (“Statement 157”). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of the Company’s first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. As of December 31, 2007, the Company has not adopted this statement and management has not yet determined the effect that adopting this statement would have on the Company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations completed by the Company prior to January 1, 2009 will be

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recorded and disclosed following existing GAAP. The Company has not determined the effect that adopting this statement would have on the Company’s financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”), which will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity within the consolidated balance sheet. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. Management has not determined the effect that adopting this statement would have on the Company’s financial position or results of operations.

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements (“EITF 07-1 “), which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements. EITF 07-1 is effective for the first annual or interim reporting period beginning after December 15, 2008 and should be applied retrospectively to all prior periods presented for a collaborative arrangements existing as of the effective date. The Company will adopt the provisions of EITF 07-1 effective January 1, 2009. The Company is currently evaluating the impact, if any, that the adoption of EITF 07-1 will have on its consolidated results of operations and financial position.

CONSOLIDATED RESULTS OF OPERATIONS

	Year ended December 31,			Percentage Change		Percentage Change
	2007	2006	2005	2007 vs 2006		2006 vs 2005

Revenue	$2,297,316	$1,490,310	$—	807,006	54%	1,490,310
	$2,297,316	$1,490,310	$—	807,006	54%	1,490,310

Expenses:
Cost of revenue	1,641,245	858,072	—	783,173	91%	858,072
Research and development	483,050	340,691	1,084,548	142,359	42%	(743,857)	-69%
Selling, general and administrative costs	917,982	826,340	721,659	91,642	11%	104,681	15%
Other	219,798	349,465	428,628	(129,667)	-37%	(79,163)	-18%
Depreciation	399,160	354,646	170,559	44,514	13%	184,087	108%
	3,661,235	2,729,214	2,405,394	932,021	34%	323,820

Loss before the undernoted	(1,363,919)	(1,238,904)	(2,405,394)	(125,015)	10%	1,166,490	-48%

Foreign exchange (loss) gain	85,634	(12,203)	(21,979)	97,837	-802%	9,776	-44%
Interest income	91,985	29,441	70,317	62,544	212%	(40,876)	-58%
Interest expense	(104,492)	(97,905)	(95,809)	(6,587)	7%	(2,096)	2%

Loss for the year	(1,290,792)	(1,319,571)	(2,452,865)	28,779	-2%	1,133,294	-46%

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The Company recorded revenues of $2,297,316 for year ended December 31, 2007 versus $1,490,310 for the same period in 2006, an increase of $807,006 or 54%.The Company worked on more projects that are subject to development agreements in 2007 which attracted upfront fees and had milestone payment provisions and these advanced quickly during the period and certain milestones were achieved generating revenues. Advanced R&D activities notably scale up generated revenues for the service as well as reimbursement of expenses.

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Cost of Revenue

Expenditures for research and development on products being developed in collaboration with development partners increased to $ 1,641,245 for the year ended December 31, 2007 compared to $858,072 for the same period in 2006, an increase of $783,173 or 91%.  The difference is due to more activity on partnered projects in 2007 compared to 2006, including more R&D milestones achieved, in particular one product was scaled to a submission batch and eventually filed for approval with the FDA as an ANDA.

Research and Development

Expenditures for research and development increased to $483,050 for the year ended December 31, 2007 compared to $340,691 for the same period in 2006, an increase of $142,359 or 42%.  This increase in research and development cost is in-line with increased expenditure in the in-house product portfolio.

Selling, general and administrative expenses

For the year ended December 31, 2007, selling, general and administrative expenses were $917,982 as compared to $826,340 for the year ended December 31, 2006, an increase of $91,642 or 11%. There was an increase of 48% in administrative costs, driven mainly by higher professional fees in 2007 over 2006; however expenditures for wages and benefits were actually lower by 48% in that period compared to 2006. The result is a smaller net increase in 2007 versus 2006.

Expenditure for wages and benefits decreased to $313,619 for the year ended December 31, 2007 compared to $400,769 for the same period in 2006, a decrease of $87,150 or 48%.   This is attributable to a decrease in lab and administrative staffing level during the first quarter of 2007.Administrative expenditure was $549,701 for the year ended December 31, 2007 compared to $370,955 for the same period in 2006, an increase of $178,746 or 48%.  The increase is primarily due to an increase in legal costs associated with filing registration statements and financing costs.

Other expenses

For the year ended December 31, 2007, the cost of other expenses was $219,798 as compared to $349,465 for the year ended December 31, 2006, a decrease of $129,668 or 37%. The decrease was .due to the fact that all of the consulting contracts, payments for which formed a portion of the expenses in 2006, terminated and management did not have the need to have them renewed.

Amortization

Amortization expense was $399,160 for the fiscal year 2007 representing an increase of $44,514 or 13% as compared to $354,646 for the same period in 2006.  The increase is primarily due to the additional investment in equipment.

Foreign Exchange

The Company enters into foreign currency transactions in the normal course of business. The gain on foreign exchange was $85,634 for the year ended December 31, 2007 compared to a loss of $12,203 for the same period in 2006.

Interest Income

This increased to $91,985 for the year ended December 31,2007 as compared to $29,441 for the same period in 2006, an increase of $62,544 or 212% due to increase in cash received in August 2007 for an investment in equity which generated interest.

Interest Expense

The interest expense increased to $104,492 for the year ended December 31, 2007 from $97,905 for the same period in 2006 an increase of $6,587 or 7%.  The increase is due to a higher outstanding liability to related parties that accrue interest at 6% annually.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The Company recorded revenues of $1,490,310 for the year ended December 31, 2006 versus none the prior year period.  The Company succeeded in obtaining a number of research and development contracts and revenue recognition began in the first quarter of 2006.  The recognition of the balance of these revenue streams is uncertain as it depends on the Company reaching various milestones that have been set out within each contract.

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Cost of Revenue

Expenditures for research and development on products being developed in collaboration with partners increased to $ 858,072 for the year ended December 31, 2006 compared to none for the same period in 2005, an increase of $858,072 or 100%.

Research and Development

The Company’s expenditures for research and development decreased to $340,691 for the year ended December 31, 2006 compared to $1,084,548 for the same period in 2005, a decrease of $743,857 or 69%. A large percentage of R&D activity in 2006 involved collaboration projects.

Selling, general and administrative expenses

Selling, general and administrative expenses were $826,340 for the year ended December 31, 2006 as compared to $721,659 for the year ended December 31, 2005 an increase of $104,681 or 15%. This increase is attributable to the following:

•                  Wages and Benefits:  Costs of wages and benefits increased to $400,768 for the period ended December 31, 2006 compared to $230,690 for the year earlier, an increase of $170,078 or 73.7%.  During 2006, the Company increased its staff considerably and more administrative support was required to ensure proper execution of the Company’s research initiatives.

•                  Administrative Cost:  Administrative expenditure was $370,955 for the fiscal year ended December 31, 2006 compared to $443,260 for the year earlier period, an increase of $72,305 or 19.5%.

•                  Occupancy Costs:  Occupancy costs increased 14% or $6,916 to $54,617 for the fiscal year ended December 31, 2006 compared to $47,709 for the year earlier.  The increase is due to the increases in cost of utilities and janitorial services attributed to a larger occupied space with the completion and utilization of the cGMP facility within the premise.  It is anticipated that this amount will be maintained at approximately this current level or higher.

Other expense

The decrease in other expense is attributable to, our marketing costs that decreased by $79,163 or 18% to $349,465 for the fiscal year ended December 31, 2006 compared to $428,628 for the year earlier period.  The reduction in marketing costs was due to the fact that a couple of consulting contracts terminated and management did not have the need to have them renewed.

Amortization

Amortization expense increased by 108% or $184,087 to $354,646 for the fiscal year ended December 31, 2006 compared to $170,559 for the earlier period.  This is attributable to the additional investment in property and equipment and leasehold improvements consistent with equipping and out-fitting of the Company’s R&D laboratories as well as the manufacturing facilities.

Foreign Exchange

Loss on foreign exchange was $12,203 for the fiscal year ended December 31, 2006 compared to a loss of $21,979 for the year earlier period.  These amounts have been included in selling, general and administrative expenses.

Interest Income

Interest income decreased to $29,441 for the year ended December 31, 2006 as compared to $70,317 for the same period in 2005, a decrease of $40,876 or 58% due to higher cash balance in 2005 that earned a higher interest in comparison to 2006, when the cash balance was depleted.

Interest Expense

The interest expense increased to $97,905 for the year ended December 31, 2006 from $95,809 for the same period in 2006 an increase of $2,096 or 2%.  The increase is due to the higher outstanding liability to related parties that accrued interest at 6% annually.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of NDA and ANDA products.  The Company’s future liquidity and cash requirements will depend on a wide range of factors, including the success of development programs, securing licensing contracts as well as procurement of co-development or other collaborations. Therefore, as development of products continues, it will be necessary to raise capital or seek additional financing. While there can be no assurance that such raising of capital or financing would be available in the amounts and on terms acceptable to us, management currently believes that such financing would likely be available on acceptable terms.

				Percentage change
For the year ended December 31,	2007	2006	2005	2007 vs 2006		2006 vs 2005

Cash flows from (used in) operating activities	564,511	(887,197)	(2,156,926)	1,451,708	-163.6%	1,269,729	-58.9%
Cash flows from (used in) financing activities	2,304,656	(91,848)	981,622	2,396,504	-2609.2%	(1,073,470)	-109.4%
Cash flows used in investing activities:	(175,725)	(747,518)	(1,020,945)	571,793	-76.5%	273,427	-26.8%
(Decrease) Increase in cash	2,693,442	(1,726,563)	(2,196,249)	4,420,005	-256.0%	469,686	-21.4%
Effect of foreign exchange	133,798	23,608	23,369	110,190	466.7%	239	1.0%
Cash, beginning of year	375,054	2,078,009	4,250,889	(1,702,955)	-82.0%	(2,172,880)	-51.1%
Cash, end of year	3,202,294	375,054	2,078,009	2,827,240	753.8%	(1,702,955)	-82.0%

Sources of cash have been financing activities and revenues from development contracts.  The Company had cash reserves of $3,202,294 as at December 31, 2007 compared to $375,054 at December 31, 2006.

Net cash flows from operating activities was $564,511 for the year ended December 31, 2007, as compared to net cash used in operating activities of $887,197 for the year earlier period.  The cash flow from operating activity was primarily due to an increase in unearned revenues of $1,562,889, related to signing an agreement with Par to develop 4 collaboration products.

Cash flows from financing activities during the year ended December 31, 2007 was $2,304,656 for the year ended December 31, 2007 compared to cash flows used in financing activities of $91,848 for the same period in 2006.  The increase in 2007 was due to proceeds received from issuance of capital stock in the amount of $2,618,323 offset by payments made to related parties of $300,864.

Net cash used in investing activities was $175,725 for the year ended December 31, 2007, representing purchases of property and equipment, compared to $747,518 for the year ended December 31, 2006.

During the year ended December 31, 2007, the net increase in the cash and cash equivalent was $2,693,442.

SUMMARY OF ANNUAL RESULTS

For the years ended December 31,	2007	2006	2005
Total revenue	$2,297,316	$1,490,310	$—
Expenses:	3,661,235	2,729,214	2,405,394
Net Loss	(1,290,792)	(1,319,571)	(2,452,865)
EPS	(0.08)	(0.08)	(0.16)

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SUMMARY OF QUARTERLY RESULTS

Quarter ended	Revenues	Net Income (Loss)	Earnings (loss) per share
December 31, 2007	519,033	(373,984)	(0.02)
September 30, 2007	444,903	(885,932)	(0.05)
June 30, 2007	849,161	200,662	0.01
March 31, 2007	484,219	(231,538)	(0.01)
December 31, 2006	473,967	(494,173)	(0.09)
September 30, 2006	207,020	(448,164)	(0.09)
June 30, 2006	297,630	(400,474)	(0.08)
March 31, 2006	511,693	23,240	0.004

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.

	Payments Due by Period
Contractual Obligations	Total	<1 Year	1-3 Years	4-5 Years
Capital Lease Obligations	$165,350	$55,537	$94,459	$15,354
Operating Obligations	209,101	106,874	102,227	—

The Company has entered into Capital lease agreements for lab equipment and computer equipment where the lease obligation will end by 2012.  Operating obligations related to the lease of premises that expire on November 2009.

CONTINGENCIES AND LITIGATION

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, Inc. (“Par”), was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for the defence of the litigation and the related costs.

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at December 31, 2007, no pending litigation or threatened claim is outstanding, other than the one described in the preceding paragraph.

RELATED PARTY TRANSACTIONS

As at December 31, 2007, the Company had an outstanding promissory note payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of $1,449,731.  The loan is payable on demand.

As at December 31, 2007, the Company had an outstanding note payable to IntelliPharmaCeutics Inc. an entity controlled by shareholders, officers and directors of the Company, in the amount of $28,414.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationship with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose

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of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2007, the Company was not involved in any material unconsolidated SPE transactions.

RISKS RELATED TO THE COMPANY’S BUSINESS

IntelliPharmaCeutics Ltd. is a small size pharmaceutical research and development company with substantial operation in the generic pharmaceuticals space, the Company has no commercialized products at this time, all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all of such risk factors nor can it predict the impact, if any, of the risk factors, on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section; however the factors and uncertainties are not limited to the ones stated.

The Company’s operating affiliate, IntelliPharmaCeutics Corp., has incurred losses through the years ended December 31, 2007, 2006 and 2005 it incurred losses of $623,983, $1,264,842 and $2,428,707 respectively. As at December 31, 2007, the Company had an accumulated deficit of $7,702,542. These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future.

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

Since the products in the Company’s pipeline are still under development, the Company will continue to incur losses. There can be no assurance that the Company will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether the Company’s drug formulations receive the approval of the Food and Drug Administration (“FDA”) or of other applicable regulatory agencies and whether the Company is able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

As at December 31, 2007, the Company owes Dr. Isa Odidi, Chairman and Chief Executive Officer (CEO) and Dr. Amina Odidi, President and Chief Operating Officer (COO), $1,449,731 (C$1,437,118) in connection with loans previously made by them to the Company that are payable on demand. As well as, an outstanding note payable to IntelliPharmaCeutics Inc an entity controlled by shareholders, officers and directors of the Company, in the amount of $28,414. A demand for payment of these amounts owing could restrict the Company’s cash flow and could hinder or slow operations.

Because the pharmaceutical industry is highly litigious, the Company may be required to institute or defend lawsuits, at significant cost resulting in monetary damages, both of which could disrupt the Company’s business operations.

Because the Company is significantly smaller and less experienced than many of its competitors, it may lack the financial resources and experience necessary to successfully bring its products to market.

Governmental authorities in the United States, Canada and other jurisdictions regulate the research and development, testing and safety of pharmaceutical products. The cost of complying with government regulations can be substantial and may exceed the Company’s available resources causing delay or cancellation of product introductions. Any failure or delay in obtaining regulatory approvals could make the Company unable to market the products developed and therefore affect the Company’s business, results of operations, financial condition and cash flows.

The business of the Company is subject to extensive federal, state, provincial and local environmental laws and regulations (current and future) which govern the discharge, emission, storage, handling and

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disposal of a variety of substances that may be used in, or result from, our operations. The Company may incur substantial costs to comply with environmental laws and regulations.

The Company’s operating affiliate, IntelliPharmaCeutics Corp., is based in Canada, and because the Company incur expenses in Canadian currency, fluctuations in exchange rates could adversely affect the Company’s financial results.

While the Company currently has, and in some cases is contractually obligated to maintain, insurance for its business, property and products as they are administered in bioavailability/bioequivalence studies, first- and third-party insurance is increasingly costly and narrow in scope.  Therefore, the Company may be unable to meet such contractual obligations or may be required to assume more risk in the future.

Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These factors include but are not limited to changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of R&D spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of R&D spending, and changes in overall levels of pre-tax earnings. If those Canadian tax laws which currently allow the Company to get back a certain portion of research and development expenditures from government agencies as tax credits were substantially negatively altered or eliminated, .if our applications for tax credits are refused, or if the status of the Company changes from a Canadian Controlled Private Corporation so that it no longer qualifies for such credits, it would have a material adverse effect upon our financial results.

Successful development of the Company products is highly uncertain, requires significant expenditures and is dependent on numerous factors, many of which are beyond the Company’s control. Products that appear promising in research or early phases of development may fail to reach the later stages of development or the market for several reasons. As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

The development of bioequivalent versions of existing drugs is a particularly litigation-prone specialization, and thus the Company faces a constant and substantial risk of litigation that could materially adversely affect revenues by preventing the sale of key products or realisation of milestones. There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights in this sector of the industry. A patent infringement challenge would prevent FDA approval of an application to market a generic, i.e. an abbreviated new drug application (ANDA) for a period which ends 30 months after the receipt of notice of non-infringement by the filer of the ANDA, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, the Company faces such challenges.

The Company relies on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements. These confidentiality agreements may be breached, as well third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner, and the Company may not have adequate remedies for such breaches. As well, others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology.

Liability exposures for pharmaceutical products can be extremely large and pose a material risk and in some instances, the Company may be or may become contractually obligated to indemnify third parties for such liability.  The business of the Company may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that may be in place.

The Company is dependent upon the scientific expertise of Dr. Isa Odidi, Chairman and CEO, and Dr. Amina Odidi, President, President and COO and if the Company loses one or both of them, or is unable to attract and retain additional personnel, it may be unable to successfully develop the business.

The success of the business depends, in large part, on the Company’s continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on its ability to successfully integrate a large number of new employees into the corporate culture, as well as the ability to develop and maintain important relationships with key distributors. Competition for these

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types of personnel and relationships is intense, and the failure to obtain and retain such personnel could have material adverse consequences.

Certain raw materials that the Company uses may be the proprietary products of third parties, and a material shortage, contamination or recall of such products could adversely affect product development or sales.

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